    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 13, 2000



                                                      REGISTRATION NO. 333-44916

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                     TO THE


                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   ITURF INC.

  (Exact name of registrant as specified in its certificate of incorporation)

           DELAWARE                        5961                    13-3963754
 (State or other jurisdiction        (Primary Standard          (I.R.S. Employer
              of                        Industrial           Identification Number)
incorporation or organization)  Classification Code Number)

           ONE BATTERY PARK PLAZA                             STEPHEN I. KAHN
          NEW YORK, NEW YORK 10004                        ONE BATTERY PARK PLAZA
               (212) 742-1640                            NEW YORK, NEW YORK 10004
 (Address, including zip code, and telephone                  (212) 742-1640
number, including area code, of registrant's      (Name, address, including zip code, and
        principal executive offices)                 telephone number, including area
                                                        code, of agent for service)

                            ------------------------

                                   Copies to:

                            JEFFREY A. HORWITZ, ESQ.
                              RONALD R. PAPA, ESQ.
                            MICHAEL R. NEIDELL, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                         NEW YORK, NEW YORK 10036-8299
                                 (212) 969-3000
                            ------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following consummation of the merger described herein.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and if there is compliance with General Instruction G, check the following box. / /

    If the Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /


    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        [LOGO]                                                   [LOGO]


                                                                OCTOBER 13, 2000


TO THE STOCKHOLDERS OF DELIA*S INC. AND ITURF INC.:

    iTurf and dELiA*s have agreed to combine through a merger of dELiA*s and a wholly-owned subsidiary of iTurf. As a result of the merger, dELiA*s will become a wholly-owned subsidiary of iTurf. In the merger, holders of dELiA*s common stock will receive 1.715 shares of Class A common stock of iTurf for each share of dELiA*s common stock they own. We believe that this merger will benefit the stockholders of both companies and we ask you for your support in voting for the proposals to be presented at our special meetings.


    In order to complete the merger, iTurf and dELiA*s must obtain the approval of the merger by their stockholders. iTurf must also obtain the approval by its stockholders of an amendment to iTurf's certificate of incorporation to increase the number of authorized shares of iTurf's common stock and to designate additional shares of Class A common stock. The amendment to iTurf's certificate of incorporation would also change iTurf's name to dELiA*s Corp. and provide that, following the merger, shares of iTurf's Class B common stock will lose their voting rights upon any transfer, unless the transfer is first approved by a majority of iTurf's outstanding shares entitled to vote. Following the merger, iTurf expects that its Class A common stock will be traded on The Nasdaq Stock Market under the symbol "DLIA."


    In addition, iTurf is requesting that its stockholders elect two Class A directors of iTurf, ratify the appointment of Ernst & Young LLP as iTurf's independent auditors and approve an amendment to iTurf's 1999 Amended and Restated Stock Incentive Plan to provide for automatic increases in 2001 and 2002 of the number of shares of iTurf's Class A common stock authorized to be issued under that plan.


    Information about the merger and the other matters to be voted on at the special meetings is contained in this Joint Proxy Statement/Prospectus. We urge you to read this material, including the section describing risk factors that begins on page 15.


    The board of directors of dELiA*s has approved the merger agreement and determined that the merger is advisable and in the best interests of dELiA*s stockholders, other than iTurf, Stephen I. Kahn, the Chairman, Chief Executive Officer and principal stockholder of dELiA*s, his family members and other persons whose shares may be voted by Mr. Kahn under a stockholders agreement and members of the managements of iTurf and dELiA*s who own shares in both companies. The dELiA*s board therefore recommends that dELiA*s stockholders vote "FOR" approval and adoption of the merger agreement.

    The board of directors of iTurf, based in part on the recommendation of a special committee of independent directors of iTurf, has approved the merger agreement and determined that the merger is advisable and in the best interests of iTurf stockholders, other than dELiA*s, Stephen I. Kahn, the Chairman, Chief Executive Officer and President of iTurf, and their affiliates. The iTurf board and special committee therefore recommend that iTurf stockholders vote "FOR" approval and adoption of the merger agreement and the amendment to iTurf's certificate of incorporation.


    dELiA*s stockholders will vote at dELiA*s special meeting on November 17, 2000, at 1:00 p.m., local time, at Tarrytown House, East Sunnyside Lane, Tarrytown, NY 10591. iTurf stockholders will vote at iTurf's special meeting on November 17, 2000 at 3:00 p.m., local time, at Tarrytown House, East Sunnyside Lane, Tarrytown, NY 10591.


    We cannot complete the merger unless:

    - the holders of at least two-thirds of the outstanding shares of dELiA*s common stock vote to approve the merger;

    - the holders of at least a majority of the outstanding shares of iTurf's common stock vote to approve the merger; and

    - the holders of at least a majority of the outstanding shares of iTurf's common stock vote to approve the amendment to iTurf's certificate of incorporation.


    Only stockholders who hold shares of iTurf's common stock or dELiA*s common stock at the close of business on October 13, 2000 will be entitled to vote at the special meetings.



    YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE VOTE AS SOON AS POSSIBLE TO MAKE SURE THAT YOUR SHARES ARE REPRESENTED AT THE APPROPRIATE SPECIAL MEETING. TO VOTE YOUR SHARES, YOU MAY COMPLETE AND RETURN THE ENCLOSED PROXY CARD. IF YOU ARE A HOLDER OF RECORD, YOU MAY ALSO CAST YOUR VOTE IN PERSON AT THE APPROPRIATE SPECIAL MEETING. IF YOUR SHARES ARE HELD IN AN ACCOUNT AT A BROKERAGE FIRM OR BANK, YOU MUST INSTRUCT THEM ON HOW TO VOTE YOUR SHARES.


                                                       SINCERELY,

                                                       STEPHEN I. KAHN
                                                       CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                                                       DELIA*S INC.
                                                       ITURF INC.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    This Joint Proxy Statement/Prospectus is dated October 13, 2000 and was first mailed to stockholders on or about October 17, 2000.

                                   ITURF INC.
      NOTICE OF SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON NOVEMBER 17, 2000


To Our Stockholders:


    We will hold a special meeting in lieu of an annual meeting of stockholders of iTurf Inc. on November 17, 2000, beginning at 3:00 p.m, local time, at Tarrytown House, East Sunnyside Lane, Tarrytown, NY 10591, for the purpose of considering and voting upon the following matters:



    - A proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 16, 2000, as amended October 12, 2000, among iTurf, iTurf Breakfast Corp. and dELiA*s. Under the merger agreement, each outstanding share of common stock of dELiA*s will be converted into 1.715 shares of Class A common stock of iTurf.


    - An amendment to iTurf's certificate of incorporation through which:

       -- iTurf will increase the number of authorized shares of iTurf's common stock and designate additional shares of Class A common stock;


       --  iTurf will change its name to dELiA*s Corp.; and


       -- iTurf will provide that, upon any transfer of shares of iTurf's Class B common stock, the transferred shares will lose their voting rights, unless the transfer is first approved by a majority of iTurf's outstanding shares entitled to vote.

    - An amendment to iTurf's 1999 Amended and Restated Stock Incentive Plan to provide for automatic increases in 2001 and 2002 of the number of shares of iTurf's Class A common stock authorized to be issued under that plan.

    - The election of two Class A directors of iTurf.

    - The ratification of the appointment of Ernst & Young LLP as iTurf's independent auditors.

    - Such other matters as may be properly brought before the special meeting, or any adjournments or postponements of the special meeting.


    Only holders of shares of common stock of iTurf reflected in its records at the close of business on October 13, 2000 are entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting.


    The attached Joint Proxy Statement/Prospectus discusses the merger agreement and the other matters to be voted upon by iTurf's stockholders at the special meeting. A copy of the merger agreement is included as Annex A to the Joint Proxy Statement/Prospectus. You are encouraged to read the Joint Proxy Statement/Prospectus and the documents incorporated by reference carefully and completely.


    Your vote is important and we urge you to complete, sign, date and return your proxy card as promptly as possible, whether or not you expect to attend the special meeting. If you are unable to attend in person and you return your proxy card, your shares will be voted at the special meeting. A return envelope for your proxy card is included for your convenience. If your shares are held in "street name" by your broker or other nominee, only that holder can vote your shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

    Our principal executive offices are located at One Battery Park Plaza, New York, New York 10004. Our telephone number is (212) 742-1640.

                                        By Order of the Board of Directors
                                        Alex S. Navarro
                                        Secretary


New York, New York
October 13, 2000

                                  DELIA*S INC.
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON NOVEMBER 17, 2000


To Our Stockholders:


    We will hold a special meeting of stockholders of dELiA*s Inc. on November 17, 2000, beginning at 1:00 p.m, local time, at Tarrytown House, East Sunnyside Lane, Tarrytown, NY 10591, for the purpose of considering and voting upon the following matters:



    - A proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 16, 2000, as amended October 12, 2000, among iTurf, iTurf Breakfast Corp. and dELiA*s. Under the merger agreement, each outstanding share of common stock of dELiA*s will be converted into 1.715 shares of Class A common stock of iTurf.


    - Such other matters as may be properly brought before the special meeting, or any adjournments or postponements of the special meeting.


    Only holders of shares of common stock of dELiA*s reflected in its records at the close of business on October 13, 2000 are entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting.


    The attached Joint Proxy Statement/Prospectus discusses the merger agreement and other related matters. A copy of the merger agreement is included as Annex A to the Joint Proxy Statement/ Prospectus. You are encouraged to read the Joint Proxy Statement/Prospectus and the documents incorporated by reference carefully and completely.


    Your vote is important and we urge you to complete, sign, date and return your proxy card as promptly as possible, whether or not you expect to attend the special meeting. If you are unable to attend in person and you return your proxy card, your shares will be voted at the special meeting. A return envelope for your proxy card is included for your convenience. If your shares are held in "street name" by your broker or other nominee, only that holder can vote your shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.


    Our principal executive offices are located at 435 Hudson Street, New York, New York 10014. Our telephone number is (212) 807-9060.

                                          By Order of the Board of Directors
                                          Timothy B. Schmidt

                                          Secretary


New York, New York
October 13, 2000

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
QUESTIONS AND ANSWERS.......................................       1

SUMMARY.....................................................       2
  The Companies.............................................       2
  Reasons for the Merger....................................       3
  Description of the Merger Proposal........................       4
  What You Will Receive in the Merger.......................       4
  Amendment to iTurf's Certificate of Incorporation.........       5
  Information Concerning the dELiA*s Special Meeting........       5
  dELiA*s Recommendations to its Stockholders...............       5
  Information Concerning the iTurf Special Meeting..........       6
  iTurf's Recommendations to its Stockholders...............       7
  The Special Committee.....................................       7
  Fairness Opinion of iTurf's Financial Advisor.............       8
  Fairness Opinion of dELiA*s Financial Advisor.............       8
  Listing on The Nasdaq Stock Market........................       8
  No Dissenters' Rights of Appraisal........................       8
  Material Federal Income Tax Consequences..................       8
  Comparative Per Share Information.........................       9
  Summary Historical Financial Information of iTurf.........      10
  Summary Historical Financial Information of dELiA*s.......      11
  Summary Pro Forma Financial Information...................      13
  Comparative Stock Prices and Dividends....................      14

RISK FACTORS................................................      15
  Risk Factors Relating to the Merger.......................      15
  Risk Factors Relating to the Business of the Combined
    Company.................................................      16
  Risks Relating to the Internet Industry...................      27

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
  STATEMENTS................................................      29

SPECIAL FACTORS.............................................      30
  Purposes and Reasons......................................      30
  Background of the Merger..................................      30
  Effects of the Merger.....................................      38
  Opinion of Financial Advisor to the Board of Directors of
    dELiA*s.................................................      38
  Opinion of Financial Advisor to the Special Committee of
    iTurf...................................................      44
  Financial Projections of dELiA*s..........................      51
  Financial Projections of iTurf............................      54
  Recommendation of the dELiA*s Board of Directors..........      56
  Recommendation of the iTurf Board of Directors............      60
  Material Federal Income Tax Consequences of the Merger....      64

ACCOUNTING TREATMENT OF THE MERGER..........................      66

DESCRIPTION OF THE MERGER PROPOSAL..........................      66

MEMBERS OF MANAGEMENT HAVE INTERESTS THAT ARE DIFFERENT FROM
  YOURS.....................................................      67

LEGAL PROCEEDINGS...........................................      67

RELATED TRANSACTIONS........................................      68
  Purchase of dELiA*s Common Stock..........................      68
  Purchase of TSISoccer.com Domain Name.....................      68
  Intercompany Agreements...................................      68

THE SPECIAL MEETING OF THE STOCKHOLDERS OF dELiA*s..........      72
  Matters to be Considered..................................      72
  Proxies...................................................      72

                                                                PAGE
                                                              --------
  Solicitation of Proxies...................................      72
  Voting Rights and Votes Required..........................      73
  Voting of Proxies.........................................      74
  No Dissenters' Rights of Appraisal........................      74
  Recommendation of the dELiA*s Board of Directors..........      74

THE SPECIAL MEETING OF THE STOCKHOLDERS OF iTurf............      74
  Matters to be Considered..................................      74
  Proxies...................................................      75
  Solicitation of Proxies...................................      75
  Voting Rights and Votes Required..........................      75
  Voting of Proxies.........................................      76
  No Dissenters' Rights of Appraisal........................      77
  Recommendation of the iTurf Board of Directors and the
    Special Committee.......................................      77

THE MERGER AGREEMENT........................................      78
  Form of Merger............................................      78
  Effective Time of the Merger..............................      78
  Surviving Corporation Certificate of Incorporation........      78
  Surviving Corporation Bylaws..............................      78
  Surviving Corporation Directors and Officers..............      78
  Merger Consideration to be Received by dELiA*s
    Stockholders............................................      78
  Exchange of Certificates..................................      79
  No Fractional Shares Will be Issued.......................      79
  Representations and Warranties............................      79
  Stock Option Plans........................................      80
  No Solicitation...........................................      80
  Directors' and Officers' Indemnification and Insurance....      81
  Election of Directors of iTurf............................      81
  Voting of dELiA*s Common Stock............................      81
  Limitation on Issuance of Options and Restricted Stock....      82
  Conditions to Consummation of the Merger..................      82
  Termination...............................................      83
  Fees and Expenses.........................................      83
  Amendment; Waiver.........................................      84
  Amendment to the Merger Agreement.........................      84

DESCRIPTION OF iTurf's CAPITAL STOCK FOLLOWING THE MERGER...      85
  iTurf's Authorized Capital Stock..........................      85
  iTurf's Common Stock......................................      85
  iTurf's Preferred Stock...................................      87
  Anti-Takeover Effects of Provisions of Delaware Law and
    iTurf's Second Restated Certificate of Incorporation and
    Bylaws..................................................      87
  Classified Board of Directors.............................      88
  Special Meetings of Stockholders..........................      88
  Written Consent...........................................      88
  Advance Notice Requirements for Stockholder Proposals and
    Director Nominations....................................      88
  Limitations on Liability and Indemnification of Officers
    and Directors...........................................      88
  Authorized but Unissued Shares............................      89
  Listing...................................................      89
  Transfer Agent and Registrar..............................      89

COMPARISON OF RIGHTS OF STOCKHOLDERS OF iTurf AND dELiA*s...      90
  General...................................................      90
  Capitalization............................................      90
  Preemptive Rights.........................................      91
  Voting Rights.............................................      91
  Special Meetings of Stockholders..........................      91
  Advance Notice Requirements...............................      92

                                                                PAGE
                                                              --------
  Election of Directors.....................................      92
  Vacancies and Removal of Directors........................      93
  Certain Business Combinations.............................      93
  Amendments to Certificates of Incorporation and Bylaws....      93
  Limitations on Liability, Indemnification of Directors and
    Officers and Insurance..................................      94
PROPOSAL TO AMEND iTurf's CERTIFICATE OF INCORPORATION......      95
PROPOSAL TO AMEND iTurf's 1999 AMENDED AND RESTATED STOCK
  INCENTIVE PLAN............................................      96
PROPOSAL TO ELECT DIRECTORS OF iTurf........................     100
EXECUTIVE OFFICERS AND DIRECTORS OF iTurf...................     102
  Meetings of the Board of Directors of iTurf...............     104
  Committees of the Board of Directors of iTurf.............     104
  Compensation of Directors of iTurf........................     104
BENEFICIAL OWNERSHIP OF VOTING SECURITIES OF iTurf..........     105
BENEFICIAL OWNERSHIP OF VOTING SECURITIES OF dELiA*s........     107
  Family Stockholders Agreement.............................     108
EXECUTIVE COMPENSATION OF iTurf.............................     108
  Summary Compensation Table................................     108
  Option Grants in Last Fiscal Year.........................     109
  Fiscal Year-End Option Values.............................     109
  Employment Agreements and Change of Control
    Arrangements............................................     109
  Compensation Committee Report.............................     110
  Compensation Committee Interlocks and Insider
    Participation...........................................     111
PERFORMANCE GRAPH...........................................     112
COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT
  OF 1934...................................................     112
PROPOSAL TO RATIFY iTurf's INDEPENDENT AUDITORS.............     112
PRO FORMA FINANCIAL INFORMATION.............................     113
  Unaudited Pro Forma Condensed Consolidated Financial
    Information.............................................     113
  Notes to Unaudited Pro Forma Condensed Consolidated
    Financial Statements....................................     118
  Pro Forma Capitalization..................................     120
SELECTED FINANCIAL INFORMATION..............................     121
  Selected Historical Financial Information of iTurf........     121
  Selected Historical Financial Information of dELiA*s......     122
BUSINESS OF iTurf...........................................     123
BUSINESS OF dELiA*s.........................................     134
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF iTurf........................     139
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF dELiA*s......................     147

EXPERTS.....................................................     156

LEGAL MATTERS...............................................     156

WHERE YOU CAN FIND MORE INFORMATION.........................     156

INDEX TO FINANCIAL STATEMENTS...............................     F-1

ANNEX A: AGREEMENT AND PLAN OF MERGER.......................     A-1

ANNEX A-1: AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF
  MERGER....................................................   A-1-1

ANNEX B: SECOND RESTATED CERTIFICATE OF INCORPORATION OF
  ITURF INC.................................................     B-1

ANNEX C: OPINION OF U.S. BANCORP PIPER JAFFRAY..............     C-1

ANNEX D: OPINION OF SALOMON SMITH BARNEY....................     D-1

ANNEX E: ITURF INC. 1999 AMENDED AND RESTATED STOCK
  INCENTIVE PLAN............................................     E-1

                             QUESTIONS AND ANSWERS

Q.  WHAT WILL DELIA*S STOCKHOLDERS RECEIVE FOR EACH SHARE OF DELIA*S COMMON
    STOCK?

A. At the time of the merger, dELiA*s stockholders will receive 1.715 shares of iTurf's Class A common stock for each share of dELiA*s common stock that they own.

Q.  HOW WILL THE MERGER AFFECT ME?

A. Current dELiA*s stockholders will receive shares of iTurf's Class A common stock in the merger and will own approximately 74% of the total outstanding common stock of iTurf, excluding shares held in treasury or by any of iTurf's subsidiaries, following the merger. iTurf stockholders will continue to hold their shares of iTurf's Class A common stock, which will represent approximately 26% of the total outstanding common stock of iTurf, excluding shares held in treasury or by any of iTurf's subsidiaries, following the merger.

Q.  WHAT DO I NEED TO DO NOW?


A. Please vote your shares as soon as possible so that your shares will be represented at the appropriate special meeting. You may grant your proxy by signing your proxy card and mailing it in the enclosed return envelope. Alternatively, you may vote in person at the appropriate stockholders meeting. The dELiA*s stockholders meeting will be held at 1:00 p.m., local time, on November 17, 2000 at Tarrytown House, East Sunnyside Lane, Tarrytown, NY 10591. The iTurf stockholders meeting will be held at 3:00 p.m., local time, on November 17, 2000 at Tarrytown House, East Sunnyside Lane, Tarrytown, NY 10591.


Q. WHAT REMEDY DO I HAVE IF I DO NOT VOTE FOR THE MERGER AND THE MERGER PROCEEDS ANYWAY?

A. Neither dELiA*s nor iTurf stockholders will be entitled to dissenters' rights of appraisal.

Q.  WHEN IS THE MERGER EXPECTED TO CLOSE?

A. We hope to complete the merger in the fourth quarter of 2000, shortly after the special meetings are held.

Q.  WHO CAN HELP ANSWER MY QUESTIONS?

A. If you have more questions about the merger, you should contact:

   Morrow & Co., Inc.
    445 Park Avenue, 5th Floor
    New York, New York 10022
    Telephone: 1-800-566-9061

                                    SUMMARY


    Because this is a summary, it does not contain all of the information that may be important to you. To better understand the merger, and for a more complete description of the legal terms of the merger, you should carefully read this entire Joint Proxy Statement/Prospectus and the documents to which we have referred you. See "Where You Can Find More Information" on page 156. You should not place undue reliance on forward-looking statements in this document or the documents to which we have referred you. See "Cautionary Statement Concerning Forward-Looking Statements" at page 29. Throughout this Joint Proxy Statement/Prospectus, references to "the companies," "we," "our" and "us" refer to both dELiA*s and iTurf.


THE COMPANIES

dELiA*s Inc.
435 Hudson Street
New York, New York 10014
(212) 807-9060

    dELiA*s, a Delaware corporation, is a leading marketer of casual apparel, accessories, soccer merchandise and Internet content and community services to young men and women between the ages of 13 and 24, an age group known as "Generation Y."


    Through the DELIA*S catalog, dELiAs.cOm Web site operated by iTurf, full-priced stores and discount outlet stores, dELiA*s is a leading marketer of casual apparel, related accessories, home furnishings and cosmetics to Generation Y girls and young women. Through dELiA*s TSI SOCCER catalog, Web site operated by iTurf and retail stores, dELiA*s is a leading marketer of specialty soccer merchandise to Generation Y boys and girls. dELiA*s other catalogs with related Web sites operated by iTurf include DROOG, an apparel and accessories title that targets Generation Y young men, and STORYBOOK HEIRLOOMS, which primarily offers fashionable, upscale special occasion outfits, casual apparel and accessories for girls ages 4 to 11 and their mothers. dELiA*s has announced that it intends to dispose of several non-core businesses, including its TSI Soccer and Storybook Heirlooms businesses.



    Initially, dELiA*s owned 100% of the common stock of iTurf. On April 14, 1999, dELiA*s completed an initial public offering of 28% of the common stock of iTurf. The net proceeds of the iTurf offering were $97.4 million, of which iTurf used $17.7 million to purchase 551,046 shares of dELiA*s common stock. Of the 12,500,000 shares of iTurf's Class B common stock that were held by dELiA*s following the initial public offering, dELiA*s sold 1,075,000 shares during the fourth quarter of fiscal 1999. As a result of these sales and new issuances by iTurf, dELiA*s owned approximately 54% of the value of iTurf, constituting 88% of the voting power, at October 12, 2000.


    Shares of dELiA*s common stock are listed on The Nasdaq Stock Market under the symbol "DLIA."

    Generally, when we refer to dELiA*s in this Joint Proxy
Statement/Prospectus, we are referring to dELiA*s Inc. and its subsidiaries.

iTurf Inc.
One Battery Park Plaza
New York, New York 10004
(212) 742-1640

    iTurf, a Delaware corporation, is a leading provider of Internet community, content and electronic commerce, or e-commerce, services focused primarily on teens and young adults, based on sales and traffic on iTurf's Web sites. There are 46 million people between the ages of 13 and 24. They account for over $278 billion of disposable income. iTurf's network of Web sites is an online destination that addresses the concerns, interests, tastes and needs of this demographic group. iTurf combines the style and editorial flair of media focused on teens and young adults with direct marketing and e-commerce competencies. iTurf's network of Web sites includes sites that offer interactive web/zines with proprietary content, chat rooms, posting boards, personal homepages and e-mail, as well as online shopping opportunities. iTurf's network is currently comprised of the following community sites:

    - gURL.com

    - iTurf.com

    - OnTap.com

    - TheSpark.com

    - SparkNotes.com

and the following commerce sites that offer a wide range of apparel, accessories, footwear, athletic gear and home furnishings:

    - dELiAs.cOm

    - tsisoccer.com

    - discountdomain.com

    - droog.com

    - StorybookHeirlooms.com

    The number of visitors to iTurf's Web sites and online sales have grown rapidly over the last year as a result of both internal growth and acquisitions. iTurf estimates that the number of Web pages viewed by online users per month on iTurf's Web sites has grown from approximately 35 million in February 1999 to approximately 172 million in February 2000. iTurf's revenues have increased from $4.0 million in fiscal 1998 to $24.8 million in fiscal 1999.


    Shares of iTurf's Class A common stock are listed on The Nasdaq Stock Market under the symbol "TURF." After the merger, shares of iTurf's Class A common stock are expected to be listed on The Nasdaq Stock Market under the symbol "DLIA."


    Generally, when we refer to iTurf in this Joint Proxy Statement/Prospectus, we are referring to iTurf Inc. and its subsidiaries.

REASONS FOR THE MERGER

    We believe that the merger will be beneficial to both companies and our stockholders because we believe that:

    - The merger will facilitate more effective management of the companies' direct marketing businesses.

    - The relationship between iTurf and dELiA*s will be simplified by removing the structural complexity that we believe has caused both companies to be undervalued by the capital markets.

    - The merger will allow the combined company to sell integrated on-line/offline packages to advertisers.

    - The merger will eliminate the intercompany agreements between iTurf and dELiA*s, which have had a material adverse effect on dELiA*s and may in the future have a material adverse effect on both companies.

    - The revenue sources of the combined company will be more diverse and scalable than those of dELiA*s and iTurf separately.

    - The merger will increase the marketability, and therefore the value, of various assets held by the two companies.

    - The merger will eliminate potential conflicts of interest for the management and directors of both companies.

    - The merger will result in administrative savings.

    - The merger will eliminate the non-competition agreement between iTurf and dELiA*s that constrains each company's ability to expand its business.

    - The merger will allow a more efficient use of capital resources.

    - The merger will reduce the anti-takeover effect of the ownership structure of, and the relationship between, the two companies.

    - The merger will reduce the impact on both iTurf and dELiA*s of recent public capital market trends affecting small companies, including the low liquidity in the public markets resulting from the small market float of their common stock and the absence of significant analyst coverage of both companies.

DESCRIPTION OF THE MERGER PROPOSAL

    The board of directors of dELiA*s and, based in part upon the recommendation of a special committee of independent directors of iTurf, the board of directors of iTurf have approved a merger in which a wholly-owned subsidiary of iTurf will merge with and into dELiA*s. As a result of the merger, dELiA*s will be the surviving corporation and will become a wholly-owned subsidiary of iTurf.

    We cannot complete the merger unless dELiA*s stockholders approve and adopt the merger agreement at dELiA*s special meeting of stockholders and unless iTurf stockholders approve and adopt the merger agreement and the amendment to iTurf's certificate of incorporation at iTurf's special meeting of stockholders.

WHAT YOU WILL RECEIVE IN THE MERGER

    For each share of dELiA*s common stock owned before the merger, dELiA*s stockholders will receive 1.715 shares of iTurf's Class A common stock. Current dELiA*s stockholders will therefore own approximately 74% of the total outstanding common stock of iTurf, excluding shares held in treasury or by any of iTurf's subsidiaries, following the merger. iTurf stockholders will continue to hold their shares of iTurf's Class A common stock, which will represent approximately 26% of the total outstanding common stock of iTurf, excluding shares held in treasury or by any of iTurf's subsidiaries, following the merger.

    The 11,425,000 currently outstanding shares of iTurf's Class B common stock, all of which are owned by dELiA*s and which presently represent approximately 54% of the total outstanding common stock of iTurf and approximately 88% of the voting power, will continue to be held by dELiA*s following the merger. However, under Delaware law, shares held by dELiA*s may not be voted or counted for purposes of determining a quorum at any subsequent meeting of iTurf stockholders. For accounting purposes, these shares will be deemed to be treasury shares of iTurf and will not be dilutive to earnings per share. In addition, the proposed amendment to iTurf's certificate of incorporation to be considered at iTurf's special meeting would eliminate altogether the voting rights of the Class B common stock upon any transfer of those shares by dELiA*s.

AMENDMENT TO ITURF'S CERTIFICATE OF INCORPORATION

    In connection with the merger, iTurf is proposing to amend its certificate of incorporation:

    - to increase the number of its authorized shares of common stock; and

    - to designate additional shares of Class A common stock for issuance to dELiA*s stockholders in the merger and upon exercise of dELiA*s options assumed by iTurf in the merger.


The amendment would also change iTurf's name to dELiA*s Corp. following the merger. In addition, the amendment would provide that, upon any transfer of shares of iTurf's Class B common stock, the transferred shares will lose their voting rights, unless the transfer is first approved by a majority of iTurf's outstanding shares entitled to vote. This provision is designed to protect iTurf's Class A stockholders against dilution of their voting power following the merger.


    We cannot complete the merger unless iTurf stockholders approve the amendment to iTurf's certificate of incorporation at iTurf's special meeting.

INFORMATION CONCERNING THE DELIA*S SPECIAL MEETING


    The date and time of the dELiA*s special meeting is November 17, 2000, at 1:00 p.m. local time. The meeting will be held at Tarrytown House, East Sunnyside Lane, Tarrytown, NY 10591.



    At the dELiA*s special meeting, the holders of dELiA*s common stock will be asked to approve and adopt the merger agreement. You may vote at the meeting if you were the record owner of shares of dELiA*s common stock at the close of business on October 13, 2000. You will have one vote for each share of dELiA*s common stock that you own.


    We cannot complete the merger unless we receive the affirmative vote of at least two-thirds of the outstanding shares of dELiA*s common stock.


    As of the date of this Joint Proxy Statement/Prospectus, Stephen I. Kahn, the Chairman and Chief Executive Officer of dELiA*s who beneficially owns approximately 35% of dELiA*s common stock entitled to vote on the merger, including shares of his family members and other persons subject to a stockholders agreement, has agreed to vote these shares in favor of the merger. The other directors and executive officers of dELiA*s and iTurf and their affiliates, who collectively beneficially own an additional 3.7% of dELiA*s common stock entitled to vote on the merger, have indicated their intention to vote in favor of the merger. In addition, some directors and officers of dELiA*s have been issued an aggregate of 1,700,775 shares of restricted stock, representing approximately 10.5% of the total outstanding shares of dELiA*s common stock entitled to vote on the merger, that were unvested as of the record date. Each of these directors and officers has delivered an irrevocable proxy to dELiA*s, covering these shares of restricted stock until vested, requiring dELiA*s to vote these shares proportionately according to all shares of dELiA*s common stock actually voted, without regard to the shares not voted, on any matter to properly come before the stockholders of dELiA*s.


DELIA*S RECOMMENDATIONS TO ITS STOCKHOLDERS

    The dELiA*s board of directors believes that the merger is advisable and in the best interests of dELiA*s and the dELiA*s stockholders, other than iTurf, Stephen I. Kahn, his family members and other persons whose shares may be voted by Mr. Kahn under a stockholders agreement and members of the managements of iTurf and dELiA*s who own shares in both companies. Accordingly, the dELiA*s board of directors has approved the merger agreement and recommends that dELiA*s stockholders vote "FOR" approval and adoption of the merger agreement. See "Special Factors--Recommendation of the dELiA*s Board of Directors."

INFORMATION CONCERNING THE ITURF SPECIAL MEETING


    The date and time of the iTurf special meeting is November 17, 2000, at 3:00 p.m. local time. The meeting will be held at Tarrytown House, East Sunnyside Lane, Tarrytown, NY 10591.


    At the iTurf special meeting, the holders of iTurf's common stock will be asked to approve the following matters:

    - A proposal to approve and adopt the merger agreement.

    - An amendment to iTurf's certificate of incorporation through which:

       -- iTurf will increase the number of authorized shares of iTurf's common stock and designate additional shares of Class A common stock;


       --  iTurf will change its name to dELiA*s Corp.; and


       -- iTurf will provide that, upon any transfer of shares of iTurf's Class B common stock, the transferred shares will lose their voting rights, unless the transfer is first approved by a majority of iTurf's outstanding shares entitled to vote.

    - An amendment to iTurf's 1999 Amended and Restated Stock Incentive Plan to provide for automatic increases in 2001 and 2002 of the number of shares of iTurf's Class A common stock authorized to be issued under that plan.

    - The election of two Class A directors of iTurf.

    - The ratification of the appointment of Ernst & Young LLP as iTurf's independent auditors.


You may vote at the meeting if you were the record owner of shares of iTurf's common stock at the close of business on October 13, 2000. Holders of iTurf's Class A common stock will have only one vote for each share that they own. dELiA*s, the sole holder of the 11,425,000 outstanding shares of iTurf's Class B common stock, will have six votes for each share that it owns.


    We cannot complete the merger unless we receive the required approvals of the following two proposals:

    - The approval and adoption of the merger agreement, which requires the affirmative vote of a majority of the outstanding shares of iTurf's common stock entitled to vote.

    - The amendment to iTurf's certificate of incorporation, which requires the affirmative vote of a majority of the outstanding shares of iTurf's common stock entitled to vote, except that approval of the provision regarding the loss of voting rights upon any transfer of the Class B common stock also requires the affirmative vote of 75% of the outstanding shares of iTurf's Class B common stock entitled to vote, voting as a separate class.

The other three proposals to be considered at iTurf's special meeting are:

    - The amendment to iTurf's 1999 Amended and Restated Stock Incentive Plan, which requires the affirmative vote of a majority of the outstanding shares of iTurf's common stock present in person or by proxy at the meeting.

    - Election of two Class A directors of iTurf, which requires a plurality of the votes cast.

    - Ratification of the appointment of Ernst & Young LLP as iTurf's independent auditors, which requires the affirmative vote of a majority of the outstanding shares of iTurf's common stock present in person or by proxy at the meeting.

    As of the date of this Joint Proxy Statement/Prospectus, the directors and executive officers of iTurf and dELiA*s and their affiliates, who collectively beneficially own approximately 4.9% of the total outstanding common stock of iTurf, representing approximately 1.3% of the voting power, have indicated their intention to vote in favor of the matters to be considered at iTurf's special meeting. In addition, dELiA*s, which owns all of iTurf's outstanding Class B common stock, representing approximately 54% of the total outstanding common stock of iTurf and approximately 88% of the voting power, has agreed to vote in favor of the merger and the amendment to iTurf's certificate of incorporation and has indicated its intention to vote in favor of the other matters to be considered at iTurf's special meeting. THEREFORE, A VOTE IN FAVOR OF THE APPROVAL OF THESE MATTERS AT ITURF'S SPECIAL MEETING IS ASSURED.

ITURF'S RECOMMENDATIONS TO ITS STOCKHOLDERS

    The iTurf board of directors and its special committee of independent directors believe that the merger is advisable and in the best interests of iTurf and the iTurf stockholders, other than dELiA*s, Stephen I. Kahn and their affiliates. Accordingly, the iTurf board of directors, based in part upon the recommendation of its special committee, has approved the merger agreement and recommends that iTurf stockholders vote "FOR" each of the following matters:

    - the approval and adoption of the merger agreement; and

    - the amendment to iTurf's certificate of incorporation.

See "Special Factors--Recommendation of the iTurf Board of Directors." In addition, the iTurf board of directors recommends that iTurf stockholders vote "FOR" the amendment to iTurf's 1999 Amended and Restated Stock Incentive Plan, "FOR" the election of the two Class A directors of iTurf and "FOR" the ratification of the appointment of Ernst & Young LLP as iTurf's independent auditors.

THE SPECIAL COMMITTEE

    dELiA*s owns all of iTurf's outstanding Class B common stock, representing approximately 54% of the total outstanding common stock of iTurf and approximately 88% of the voting power. Stephen I. Kahn and Christopher C. Edgar serve on the board of directors and are officers of both companies, Evan Guillemin serves on the board of directors of iTurf and is an officer of both companies, and Alex S. Navarro is an officer of both companies. Each of these individuals also owns stock in both companies. In addition, Dennis Goldstein is an officer of iTurf and his wife is an employee of dELiA*s; each of them owns stock in both companies.


    As of October 12, 2000, the following iTurf directors owned the number of shares of common stock of dELiA*s and Class A common stock of iTurf set forth opposite their names. The share ownership information includes shares of common stock owned outright and shares of restricted stock, whether vested or unvested. None of the persons listed below holds options to purchase dELiA*s or iTurf's common stock, except that Messrs. Platt and Nye each hold unvested options to purchase 50,000 shares of iTurf's Class A common stock.



                                                     DELIA*S COMMON STOCK   ITURF CLASS A COMMON STOCK
                                                     --------------------   --------------------------
Stephen I. Kahn....................................       3,445,025                   381,563
Christopher C. Edgar...............................         820,263                    58,125
Thomas R. Evans....................................              --                    25,000
Evan Guillemin.....................................         238,442                    53,125
Bruce Nelson.......................................              --                    25,000
Timothy U. Nye.....................................              --                     6,250
Douglas R. Platt...................................              --                     6,250
Beth Vanderslice...................................              --                    25,000

    These factors create a conflict of interest for some of the directors of iTurf in considering the merger. In order to mitigate this conflict of interest, the board of directors of iTurf assigned the task of considering and negotiating the terms of the merger and reporting to the iTurf board of directors to a special committee of independent directors. See "Risk Factors--Risk Factors Relating to the Merger--Some of the directors and officers of iTurf have a conflict of interest in considering the merger." The special committee recommended unanimously that the board of directors of iTurf approve the merger.

FAIRNESS OPINION OF ITURF'S FINANCIAL ADVISOR

    Before iTurf entered into the merger agreement, the iTurf special committee and the iTurf board of directors received an opinion from the special committee's financial advisor, U.S. Bancorp Piper Jaffray, on August 16, 2000, that, subject to the assumptions and qualifications contained in the opinion, as of the date of the opinion, the 1.715 exchange ratio was fair from a financial point of view to the holders of iTurf's Class A common stock, other than dELiA*s, Stephen I. Kahn and their affiliates. This opinion is included in this Joint Proxy Statement/Prospectus as Annex C. We encourage you to read this opinion carefully. See "Special Factors--Opinion of Financial Advisor to the Special Committee of iTurf."

    Management of dELiA*s and iTurf had discussions with U.S. Bancorp Piper Jaffray in early 2000 with respect to a proposed public offering or private placement of shares of iTurf's Class B common stock held by dELiA*s. No such offering or placement was ever made. In addition, U.S. Bancorp Piper Jaffray has arranged meetings between iTurf management and prospective institutional investors.

FAIRNESS OPINION OF DELIA*S FINANCIAL ADVISOR

    On August 16, 2000, the dELiA*s board of directors received an opinion from its financial advisor, Salomon Smith Barney, that, subject to the assumptions and qualifications contained in the opinion, as of the date of the opinion, the
1.715 exchange ratio was fair from a financial point of view to the holders of dELiA*s common stock, other than iTurf, Stephen I. Kahn, his family members and other persons whose shares may be voted by Mr. Kahn under a stockholders agreement and members of the managements of iTurf and dELiA*s who own shares in both companies. This opinion is included in this Joint Proxy Statement/Prospectus as Annex D. We encourage you to read this opinion carefully. See "Special Factors--Opinion of Financial Advisor to the Board of Directors of dELiA*s."

LISTING ON THE NASDAQ STOCK MARKET


    iTurf's Class A common stock is listed on The Nasdaq Stock Market under the symbol "TURF." dELiA*s common stock is listed on The Nasdaq Stock Market under the symbol "DLIA." Following the merger, iTurf's Class A common stock will continue to be listed on The Nasdaq Stock Market and dELiA*s common stock will be delisted. If the stockholders of iTurf approve the proposed amendment to the certificate of incorporation of iTurf to change the name of iTurf to dELiA*s Corp., the ticker symbol for iTurf will be changed to "DLIA."


NO DISSENTERS' RIGHTS OF APPRAISAL

    Under Delaware law, neither holders of dELiA*s common stock nor holders of iTurf's common stock are entitled to dissenters' rights of appraisal.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    We have received an opinion of counsel that the merger will qualify as a reorganization for United States federal income tax purposes. Accordingly, no gain or loss will be recognized for federal income tax purposes by iTurf or dELiA*s as a result of the merger. In addition, holders of dELiA*s common stock, who will exchange their shares of dELiA*s common stock for shares of iTurf's Class A common stock in the merger, will not recognize gain or loss on the exchange. Gain or loss, if any, will be recognized in connection with any cash received instead of fractional shares. The tax treatment described above may not apply to all holders of dELiA*s common stock, such as:

    - financial institutions;

    - tax-exempt organizations;

    - insurance companies;

    - broker-dealers;

    - regulated investment companies;

    - holders who receive dELiA*s common stock through the exercise of employee stock options or otherwise as compensation;

    - foreign corporations;

    - persons who are not citizens or residents of the United States; and

    - persons holding dELiA*s common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.


    Determining the actual tax consequences of the merger to you can be complicated, and will depend on your specific situation and on variables not within our control. We urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger. See "Special Factors--Material Federal Income Tax Consequences of the Merger."


COMPARATIVE PER SHARE INFORMATION

    dELiA*s common stock is listed on The Nasdaq Stock Market under the symbol "DLIA," and iTurf's Class A common stock is listed on The Nasdaq Stock Market under the symbol "TURF."


    The table below shows the closing prices for dELiA*s common stock and iTurf's Class A common stock on The Nasdaq Stock Market on August 16, 2000, the last trading day before the public announcement of the merger, and October 12, 2000, the latest trading day for which closing prices were available prior to printing this document. Based upon the closing price of iTurf's Class A common stock on October 12, 2000, the value of iTurf's Class A common stock to be received by dELiA*s stockholders in the merger was $1.4471 per dELiA*s share. On August 16, 2000, the last trading day before the public announcement of the merger, iTurf's Class A common stock closed at $3.000 and dELiA*s common stock closed at $2.188.



                                                                    CLOSING PRICES PER SHARE
                                                         ----------------------------------------------
                                                                                       IMPLIED VALUE OF
                                                         ITURF PRICE   DELIA*S PRICE     ITURF SHARES
                                                         -----------   -------------   ----------------
August 16, 2000........................................    $3.0000        $2.1875           $5.1450
October 12, 2000.......................................    $0.8438        $1.5000           $1.4471

SUMMARY HISTORICAL FINANCIAL INFORMATION OF ITURF


    The following table sets forth summary historical financial information for iTurf. The summary statement of operations data for the fiscal years ended January 29, 2000, January 31, 1999 and January 31, 1998, which periods we will refer to as "fiscal 1999," "fiscal 1998" and "fiscal 1997," and the balance sheet data as of January 29, 2000 and January 31, 1999 are based on the audited financial statements of iTurf included in this Joint Proxy Statement/Prospectus. The summary statement of operations data for the fiscal years ended January 31, 1997 and 1996, which periods we will refer to as "fiscal 1996" and "fiscal 1995," and the balance sheet data as of January 31, 1998, 1997 and 1996 are based on the audited financial statements of iTurf. The summary historical financial information for the twenty-six weeks ended July 29, 2000 and July 31, 1999 is based on the unaudited financial statements of iTurf included in this Joint Proxy Statement/Prospectus. The following information should be read in conjunction with the historical financial statements and notes of iTurf included in this Joint Proxy Statement/Prospectus.



                                                                                                              TWENTY-SIX WEEKS
                                                                                                                    ENDED
                                       FISCAL 1995                                                           -------------------
                                          (FROM                                                              JULY 31,   JULY 29,
                                       INCEPTION)    FISCAL 1996   FISCAL 1997   FISCAL 1998   FISCAL 1999     1999       2000
                                       -----------   -----------   -----------   -----------   -----------   --------   --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net product sales..................    $     6       $    13       $   134       $ 3,352       $ 22,752    $ 5,025    $ 16,396
  Advertising and other..............         --            --            --           662          2,069        542       2,262
                                         -------       -------       -------       -------       --------    -------    --------
  Total net revenues.................          6            13           134         4,014         24,821      5,567      18,658
  Cost of product sales..............          2             6            69         1,687         13,082      2,983       9,345
                                         -------       -------       -------       -------       --------    -------    --------
  Gross profit.......................          4             7            65         2,327         11,739      2,584       9,313
  Operating expenses.................          6            14           114         1,506         29,136      5,805      30,356
  Interest expense (income), net.....         --            --            20            41         (2,965)    (1,101)     (1,401)
                                         -------       -------       -------       -------       --------    -------    --------
  Income (loss) before income
    taxes............................         (2)           (7)          (69)          780        (14,432)    (2,120)    (19,642)
  Provision (benefit) for income
    taxes............................         (1)           (3)          (29)          355           (161)      (161)         --
                                         -------       -------       -------       -------       --------    -------    --------
  Net income (loss)..................    $    (1)      $    (4)      $   (40)      $   425       $(14,271)   $(1,959)   $(19,642)
                                         =======       =======       =======       =======       ========    =======    ========
  Basic and diluted net income (loss)
    per share........................    $ (0.00)      $ (0.00)      $ (0.00)      $  0.03       $  (0.84)   $ (0.13)   $  (0.99)
                                         =======       =======       =======       =======       ========    =======    ========
  Shares used in the calculation of
    basic net income (loss) per
    share............................     12,500        12,500        12,500        12,500         17,005     15,372      19,921
                                         =======       =======       =======       =======       ========    =======    ========
  Shares used in the calculation of
    diluted net income (loss) per
    share............................     12,500        12,500        12,500        12,518         17,005     15,372      19,921
                                         =======       =======       =======       =======       ========    =======    ========

BALANCE SHEET DATA AT END OF PERIOD:
  Cash and cash equivalents..........    $    --       $    --       $    31       $   375       $ 19,009               $ 11,324
  Short-term investments.............         --            --            --            --         32,893                 25,274
  Working capital (deficiency).......         (1)           (5)         (481)         (461)        52,733                 45,676
  Total assets.......................         --            --           467         1,216         88,808                 84,421
  Total stockholders' equity
    (deficit)........................         (1)           (5)          (45)          380         84,952                 80,295
  Book value per share...............      (0.00)        (0.00)        (0.00)         0.03           4.49                   3.80

SUMMARY HISTORICAL FINANCIAL INFORMATION OF DELIA*S


    The following table sets forth summary historical financial and operating information for dELiA*s. The summary statement of operations data for the fiscal years ended January 29, 2000, January 31, 1999 and January 31, 1998, which periods we will refer to as "fiscal 1999," "fiscal 1998" and "fiscal 1997," and the balance sheet data as of January 29, 2000 and January 31, 1999 are based on the audited financial statements of dELiA*s included in this Joint Proxy Statement/Prospectus. The summary statement of operations data for the fiscal years ended January 31, 1997 and 1996, which periods we will refer to as "fiscal 1996" and "fiscal 1995," and the balance sheet data as of January 31, 1998, 1997 and 1996 are based on the audited financial statements of dELiA*s. The summary historical financial information for the twenty-six weeks ended July 29, 2000 and July 31, 1999 is based on the unaudited financial statements of dELiA*s included in this Joint Proxy Statement/Prospectus. The following information should be read in conjunction with the historical financial statements and notes of dELiA*s included in this Joint Proxy Statement/Prospectus.



                                                                                                       TWENTY-SIX WEEKS ENDED
                                                                                                    -----------------------------
                              FISCAL 1995   FISCAL 1996   FISCAL 1997   FISCAL 1998   FISCAL 1999   JULY 31, 1999   JULY 29, 2000
                              -----------   -----------   -----------   -----------   -----------   -------------   -------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AND RETAIL STORE DATA)
STATEMENT OF OPERATIONS
DATA:
  Net sales.................    $23,391       $54,224       $113,049      $158,364      $190,772       $75,187         $ 86,352
  Cost of sales.............     13,652        28,291         57,811        78,368       108,148        43,473           46,914
                                -------       -------       --------      --------      --------       -------         --------
  Gross profit..............      9,739        25,933         55,238        79,996        82,624        31,714           39,438
  Selling, general and
    administrative
    expenses................      9,720        22,194         47,943        71,711       124,339        47,658           74,146
  Merger related costs......         --            --          1,614            --            --            --               --
  Restructuring charge......         --            --             --            --        23,668        22,907               --
  Gain on subsidiary IPO and
    sale of subsidiary
    stock...................         --            --             --            --       (78,117)      (70,091)              --
  Minority interest.........         --            --             --            --        (4,865)         (485)          (8,588)
  Other expense (income),
    net.....................         56          (103)        (1,201)         (962)       (2,429)       (1,167)          (1,081)
                                -------       -------       --------      --------      --------       -------         --------
  Income (loss) before
    income taxes............        (37)        3,842          6,882         9,247        20,028        32,892          (25,039)
  Provision (benefit) for
    income taxes............         (5)         (351)         2,456         3,405         9,070        14,120           (5,800)
                                -------       -------       --------      --------      --------       -------         --------
  Net income (loss).........    $   (32)      $ 4,193       $  4,426      $  5,842      $ 10,958       $18,772         $(19,239)
                                =======       =======       ========      ========      ========       =======         ========
  Basic net income (loss)
    per share...............    $ (0.00)      $  0.40       $   0.34      $   0.42      $   0.77       $  1.31         $  (1.33)
                                =======       =======       ========      ========      ========       =======         ========
  Diluted net income (loss)
    per share...............    $ (0.00)      $  0.40       $   0.34      $   0.41      $   0.71       $  1.19         $  (1.33)
                                =======       =======       ========      ========      ========       =======         ========
  Pro forma net income
    (loss)(1)...............    $   (22)      $ 2,257
                                =======       =======
  Pro forma basic and
    diluted net income
    (loss) per share(1).....    $ (0.00)      $  0.22
                                =======       =======
  Shares used in the
    calculation of basic net
    income (loss) per
    share...................     10,263        10,477         12,941        13,779        14,315        14,280           14,519
                                =======       =======       ========      ========      ========       =======         ========
  Shares used in the
    calculation of diluted
    net income (loss) per
    share...................     10,263        10,499         13,083        14,318        15,380        15,790           14,519
                                =======       =======       ========      ========      ========       =======         ========

                                                                                                       TWENTY-SIX WEEKS ENDED
                                                                                                    -----------------------------
                              FISCAL 1995   FISCAL 1996   FISCAL 1997   FISCAL 1998   FISCAL 1999   JULY 31, 1999   JULY 29, 2000
                              -----------   -----------   -----------   -----------   -----------   -------------   -------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AND RETAIL STORE DATA)
BALANCE SHEET DATA AT END OF
PERIOD:
  Cash and cash
    equivalents.............     $  726       $21,717       $ 4,485       $10,981       $ 24,985                       $ 13,867
  Short-term investments....         --            --        37,075            --         32,893                         25,274
  Working capital...........        349        19,099        37,959        25,480         83,952                         59,461
  Total assets..............      4,381        32,660        64,572        82,144        184,040                        174,240
  Total stockholders'
    equity..................        916        21,024        44,144        63,607         82,921                         66,604
  Book value per share......     $ 0.10       $  1.71       $  3.31       $  4.48       $   5.77                       $   4.10
  Book value per pro forma
    equivalent share(4).....     $ 0.06       $  1.00       $  1.93       $  2.61       $   3.37                       $   2.39
SELECTED OPERATING DATA:
  Number of catalogs
    distributed.............      5,400        13,050        39,850        61,320         71,810        34,515           31,612
  House names(2)............        690         1,870         4,190        10,670         12,300        11,400           13,000
  Direct Mail Buyers(3).....        270           640         1,310         6,070          6,750         6,250            7,175
  Retail stores at end of
    period..................          2            10            14            43             64            50               55


------------------------------

(1) Pro forma net income is computed for the year ended January 31, 1997 and all prior periods to reflect the effect of pro forma tax provisions related to dELiA*s conversion to a C corporation in 1996.

(2) House names represent the number of customers who have made at least one purchase or have requested a catalog determined at the end of the applicable fiscal period. The numbers presented include names acquired, but are net of duplicate names based on management estimates.

(3) Buyers represent the number of customers who have made at least one purchase determined at the end of the applicable fiscal period. The numbers presented include names acquired, but are net of duplicate names based on management estimates.

(4) Pro forma equivalent shares reflect the merger exchange ratio.

SUMMARY PRO FORMA FINANCIAL INFORMATION


    The following table sets forth summary pro forma financial information of iTurf for the fiscal year ended January 29, 2000 and the twenty-six weeks ended July 29, 2000 giving effect to the merger. The pro forma financial information set forth below should be read in conjunction with, and is qualified in its entirety by, the historical and pro forma financial statements and notes of iTurf and dELiA*s. See "Pro Forma Financial Information."



                                                                                 TWENTY-SIX WEEKS
                                                            FISCAL YEAR ENDED          ENDED
                                                             JANUARY 29, 2000      JULY 29, 2000
                                                            ------------------   -----------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales...............................................        $190,772            $86,352
  Income (loss) before income taxes.......................          24,866            (28,776)
  Net income (loss).......................................          21,674            (15,772)
PER SHARE DATA:
  Basic earnings (loss)...................................        $   0.74            $ (0.47)
  Diluted earnings (loss).................................        $   0.69            $ (0.47)
  Shares used in the calculation of basic
    net income (loss) per share...........................          29,230             33,395
  Shares used in the calculation of diluted
    net income (loss) per share...........................          31,483             33,395



                                                              AT JULY 29, 2000
                                                              ----------------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................       $13,867
  Short-term investments....................................        25,274
  Working capital...........................................        40,973
  Total assets..............................................       144,288
  Total stockholders' equity................................        62,838

COMPARATIVE STOCK PRICES AND DIVIDENDS


    iTurf's Class A common stock is listed and traded on The Nasdaq Stock Market under the symbol "TURF." dELiA*s common stock is listed and traded on The Nasdaq Stock Market under the symbol "DLIA." The following table sets forth, for the periods indicated, the high and low reported sales prices per share of iTurf's Class A common stock and dELiA*s common stock, as reported on The Nasdaq Stock Market. On October 12, 2000, there were 16,786,786 shares of dELiA*s common stock outstanding and 21,122,090 shares of iTurf's common stock outstanding, of which 9,697,090 shares were Class A common stock.



                                              DELIA*S COMMON STOCK    ITURF CLASS A COMMON STOCK*
                                              ---------------------   ---------------------------
                                                HIGH         LOW          HIGH           LOW
                                              ---------   ---------   ------------   ------------
FISCAL YEAR ENDED JANUARY 31, 1999
  1st Quarter...............................   $30.188     $22.125
  2nd Quarter...............................    28.000      14.500
  3rd Quarter...............................    19.000       4.125
  4th Quarter...............................    22.938       7.500

FISCAL YEAR ENDED JANUARY 29, 2000
  1st Quarter...............................   $40.000     $16.000      $66.000        $26.000
  2nd Quarter...............................    21.938       9.500       41.125         13.250
  3rd Quarter...............................    10.125       5.500       15.375          9.438
  4th Quarter...............................    13.250       6.000       24.250          9.875

FISCAL YEAR ENDING FEBRUARY 3, 2001
  1st Quarter...............................   $ 7.938     $ 3.000      $13.750        $ 4.313
  2nd Quarter...............................     3.438       1.938        5.375          2.500
  3rd Quarter (through October 12, 2000)....     3.375       1.375        3.625          0.750


------------------------

*   From April 9, 1999.


    Set forth below is a table containing, for August 16, 2000, the last trading day before the announcement that iTurf and dELiA*s had entered into the merger agreement, and October 12, 2000, the most recent practicable date prior to the printing of this Joint Proxy Statement/Prospectus, the last reported sale price per share of iTurf's Class A common stock and dELiA*s common stock, as reported on The Nasdaq Stock Market



                                                         AUGUST 16, 2000   OCTOBER 12, 2000
                                                         ---------------   -----------------
iTurf..................................................      $3.000             $0.844
dELiA*s................................................      $2.188             $1.500


    Neither iTurf nor dELiA*s has declared or paid any cash dividends on its common stock.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, HOLDERS OF DELIA*S COMMON STOCK AND HOLDERS OF ITURF'S COMMON STOCK SHOULD CONSIDER CAREFULLY THE RISK FACTORS DESCRIBED BELOW.

RISK FACTORS RELATING TO THE MERGER

SOME OF THE DIRECTORS AND OFFICERS OF ITURF HAVE A CONFLICT OF INTEREST IN
  CONSIDERING THE MERGER

    In considering the recommendation of the board of directors of iTurf, iTurf stockholders should be aware that dELiA*s owns all of iTurf's outstanding
Class B common stock, representing approximately 54% of the total outstanding common stock of iTurf and approximately 88% of the voting power. In addition, three directors and officers of iTurf are directors and/or officers of dELiA*s, and a fourth officer of iTurf is also an officer of dELiA*s. Each of these individuals also owns stock in dELiA*s. In their capacities as directors and/or officers of dELiA*s, each of these persons has a fiduciary duty to represent the best interests of dELiA*s stockholders. These individuals thus have interests that differ from the interests of iTurf stockholders generally. The names and positions of these individuals, and their stockholdings in both companies, including shares owned outright and shares of restricted stock, whether or not vested, are as follows:


                                                    DELIA*S COMMON STOCK   ITURF CLASS A COMMON STOCK
                                                    --------------------   --------------------------
Stephen I. Kahn...................................        3,445,025                  381,563
  Chairman and Chief Executive Officer
  of dELiA*s
  Chairman, Chief Executive Officer and
  President of iTurf
Christopher C. Edgar..............................          820,263                   58,125
  Vice Chairman, Executive Vice
  President and Chief Operating Officer
  of dELiA*s
  Vice President and Director of iTurf
Evan Guillemin....................................          238,442                   53,125
  President of dELiA*s
  Vice President and Director of iTurf
Alex S. Navarro...................................          103,500                   92,844
  Assistant Secretary and Counselor at
  Law of dELiA*s
  Chief Strategy Officer, General
  Counsel and Secretary of iTurf


In addition, Dennis Goldstein, the Chief Financial Officer and Treasurer of iTurf who owns 116,813 shares of iTurf's Class A common stock and 500 shares of dELiA*s common stock, is married to an employee of dELiA*s who owns 10,000 shares of iTurf's Class A common stock and 72,000 shares of dELiA*s common stock.

    To mitigate these conflicts of interest, the board of directors of iTurf assigned the task of considering and negotiating the terms of the merger and reporting to the iTurf board of directors to a special committee of independent directors. See "Members of Management Have Interests That are Different From Yours."

THE MERGER WILL RESULT IN DILUTION OF THE ECONOMIC INTEREST OF ITURF
  STOCKHOLDERS AND THE VOTING POWER OF DELIA*S STOCKHOLDERS

    Prior to the merger, holders of iTurf's outstanding Class A common stock have approximately 46% of the total economic value of iTurf and approximately 12% of the voting power of iTurf's outstanding common stock. Holders of dELiA*s outstanding common stock, through dELiA*s ownership of all of iTurf's outstanding Class B common stock, which entitles dELiA*s to six votes per share, have control over approximately 88% of the voting power of iTurf's outstanding common stock. The shares of iTurf's Class A common stock to be issued to dELiA*s stockholders in the merger are expected to represent approximately 74% of the total economic value and voting power of iTurf immediately after the merger, excluding shares held in treasury or by any of iTurf's subsidiaries. Accordingly, the merger will have the effect of reducing the ownership interest that holders of iTurf's outstanding Class A common stock have, and the percentage voting interest in iTurf that holders of dELiA*s outstanding common stock have, immediately prior to the merger.

THE MERGER CONSIDERATION IS FIXED DESPITE POTENTIAL CHANGES IN RELATIVE STOCK
  PRICES

    Upon completion of the merger, each share of dELiA*s common stock will be converted into the right to receive 1.715 shares of iTurf's Class A common stock. This exchange ratio will not be adjusted in the event of any increase or decrease in the price of iTurf's or dELiA*s common stock. Neither party is permitted to "walk away" from the merger or resolicit the votes of its stockholders solely because of changes in the market price of either company's common stock. The prices of iTurf's or dELiA*s common stock when the merger takes place may be different than their prices at the date of this Joint Proxy Statement/Prospectus and at the date of the stockholders meetings. See "Summary--Comparative Per Share Information." These differences may be the result of changes in the business, operations or prospects of iTurf and dELiA*s, market assessments of the likelihood and timing of the merger, general market and economic conditions and other factors. At the time of their meeting, dELiA*s stockholders will not know the exact value of iTurf's Class A common stock that they will receive when the merger is completed. You are urged to obtain current market quotations for iTurf and dELiA*s.

RISK FACTORS RELATING TO THE BUSINESS OF THE COMBINED COMPANY

THE COMBINED COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS WILL HOLD SUBSTANTIAL
  EQUITY IN THE COMBINED COMPANY AND MAY USE THIS INFLUENCE IN WAYS THAT ARE NOT CONSISTENT WITH THE INTERESTS OF OTHER STOCKHOLDERS


    The executive officers and directors of the combined company and their affiliates will hold or have the right to vote in the aggregate approximately 32.5% of the combined company's common stock after the merger. Furthermore, they could obtain the right to vote an additional 7.8% assuming the vesting of all unvested shares of dELiA*s restricted stock. Accordingly, these persons may have substantial influence on the combined company in ways that might not be consistent with the interests of other stockholders. These persons may also have significant influence and control over the outcome of any matters submitted to the combined company's stockholders for approval.


ITURF'S INTERNET ASSETS MAY BECOME UNDERVALUED IF ITURF AND DELIA*S COMBINE IN
  THE MERGER

    Financial analysts and investors may have difficulty identifying and applying measures of financial performance that reflect the value of the combined company. As a result, shares of iTurf's Class A common stock may not achieve a valuation in the public trading market that fully reflects the true value of the combined company, including its synergies and benefits.

WE MAY NOT BE ABLE TO SELL ADVERTISING TO, AND CREATE COMMERCE PARTNERSHIPS AS
  EFFECTIVELY WITH, DELIA*S COMPETITORS AS ITURF IS ABLE TO AS A STANDALONE
  ENTITY

    The future success of our Internet community business depends in part on our ability to generate revenues from third-party advertisers and retailers. iTurf has been generating these revenues through the development of advertising and Web site tenancy relationships with companies that compete directly with dELiA*s. However, the combination of iTurf and dELiA*s and a stronger emphasis on promoting the dELiA*s brand in the community properties may discourage the development of these business relationships with dELiA*s competitors.

WE MAY HAVE DIFFICULTY ATTRACTING AND RETAINING KEY PERSONNEL

    The success of the combined company will depend on the continued service of our key technical, sales and senior management personnel. Loss of the services of the combined company's senior management personnel, including Stephen I. Kahn, who will be Chairman of our board of directors and Chief Executive Officer, Christopher C. Edgar, who will be Vice Chairman, Evan Guillemin, who will be co-President, Dennis Goldstein, who will be co-President, and Oliver Sharp, who will be Chief Technology Officer, or other key employees would have a material adverse effect on our business.

    Competition for employees in our industries is intense. As a result, we have in the past experienced, and we expect to continue to experience, difficulty hiring and retaining skilled employees with appropriate qualifications. Our Internet properties rely on proprietary technology developed primarily by qualified personnel. If we are unable to retain key employees or attract, assimilate or retain other qualified employees in the future, we may have difficulty maintaining and upgrading this technology, which would materially adversely affect our business.

THE EXPECTED BENEFITS OF THE MERGER MAY NOT BE REALIZED

    The success of the merger will depend, in part, on our ability to realize growth opportunities and synergies from combining our businesses. Although we expect the merger to affect both iTurf and dELiA*s stockholders positively, we may not realize the anticipated benefits of the merger. We believe that we will reduce some administrative overhead costs by combining iTurf and dELiA*s, but these savings are not expected to have a material effect on our results of operations. Moreover, some of the synergies we hope to exploit are strategic and, by nature, speculative. For example, we hope to improve catalog productivity through targeted e-mails, but there is no definitive evidence that targeted e-mails will improve sales per book or allow us to distribute fewer catalogs. Further, we may incur unanticipated costs as a result of the merger such as transfer taxes, consent fees, professional expenses or unexpected future operating expenses, including increased personnel costs, property taxes or travel expenses.

WE MAY NEED ADDITIONAL CAPITAL AND RAISING ADDITIONAL CAPITAL COULD DILUTE
  STOCKHOLDERS

    Historically, we have financed our business and operations primarily through the sale of equity and bank loans. We believe that available cash on hand and available borrowings will enable us to maintain our current and planned operations. However, in the event of lower than expected sales or higher than expected expenses, we may need to raise additional funds. Debt or equity financing may not be available in sufficient amounts or on terms acceptable to us, or at all, and equity financing would be dilutive to our stockholders.

WE PLAN TO DIVEST OUR NON-CORE BUSINESSES AND WE MAY NOT SUCCEED IN SELLING
  THESE BUSINESSES IN A TIMELY MANNER OR AT PRICES WE CONSIDER APPROPRIATE

    We plan to sell our non-core businesses, including our TSI Soccer and Storybook Heirlooms businesses. This process will entail a number of risks:

    - we may not find buyers for these businesses;

    - the timing of these dispositions is uncertain; and

    - we cannot be certain that the terms, including the price, for the sale of these businesses will be acceptable to us.

    Each of these sales will be subject to various conditions, including conditions in the agreements governing the sales and the receipt of necessary third-party approvals.

    If we fail to sell these businesses at acceptable prices, in a timely manner or at all, we may need to obtain additional capital to finance our operating losses and expansion. We may not be able to obtain this additional financing on favorable terms or at all.

HISTORICAL RESULTS MAY NOT BE INDICATIVE OF FUTURE RESULTS DUE TO SEASONAL,
  CYCLICAL AND QUARTERLY FLUCTUATIONS

    We experience seasonal and cyclical fluctuations in our revenues and results of operations. For example, sales of apparel, accessories and footwear are generally lower in the first half of each year. In addition, due to the cyclical nature of our businesses and our sensitivity to consumer spending patterns, purchases of apparel and accessories tend to decline during recessionary periods and may decline at other times. Because the Internet business is rapidly evolving, distinct seasonal and cyclical patterns in consumer purchasing and advertising spending are still emerging. Consequently, our results of operations from quarter to quarter may become less comparable.

    Our quarterly results may also fluctuate as a result of a number of other factors, including:

    - general economic conditions;

    - changes in consumer spending patterns;

    - changes in the growth rate of Internet usage and online user traffic levels;

    - the timing and amount of costs relating to the expansion of our operations and acquisitions of technology or businesses;

    - increases in the cost of materials, printing, paper, postage, shipping and labor;

    - the timing, quantity and cost of catalog and electronic mailings and response rates to those mailings;

    - market acceptance of our merchandise, including new merchandise categories or products introduced, and online content and community offerings;

    - opportunities to expand, including the ability to locate and obtain acceptable store sites and lease terms or renew existing leases, and the ability to increase comparable store sales;

    - levels of competition;

    - the timing of merchandise deliveries;

    - difficulties in integrating acquisitions;

    - adverse weather conditions, changes in weather patterns and other factors affecting retail stores; and

    - other factors outside our control.

    As a result of seasonal and cyclical patterns and the other factors described above, you should not rely on quarter-to-quarter comparisons of our results of operations as indicative of our future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of iTurf's Class A common stock may fall.

WE HAVE A LIMITED OPERATING HISTORY ON WHICH AN INVESTOR CAN EVALUATE THE
  COMBINED COMPANY'S BUSINESS

    iTurf has a limited history as a provider of Internet content and e-commerce. Our tsisoccer.com operations began in 1995 and the gURL.com Web site launched in 1996. However, iTurf did not begin selling merchandise from the dELiA*s catalog on the Internet until May 1998. As a result, iTurf has generated substantially all of its revenues since May 1998. You must consider the risks and difficulties that the combined company will encounter as an early-stage company in the new and rapidly evolving Internet, e-commerce and online advertising markets. These risks include our ability to:

    - sustain historical revenue growth rates;

    - implement our business model;

    - manage our expanding operations;

    - attract, retain and motivate qualified personnel;

    - anticipate and adapt to rapid changes in our markets;

    - attract and retain a large number of advertisers;

    - maintain and enhance our systems to support growth of operations and increasing user traffic;

    - retain existing customers, attract new customers and maintain customer satisfaction;

    - introduce new and enhanced Web pages, services, products and alliances;

    - maintain our profit margins in the face of price competition or rising wholesale prices;

    - minimize technical difficulties, system downtime and the effect of Internet brown-outs;

    - manage the timing of promotions and sales programs; and

    - respond to changes in government regulation.

If we do not successfully manage these risks, our business, results of operations and financial condition will be materially adversely affected. We cannot assure you that we will successfully address these risks or that our business strategy will be successful.

    dELiA*s opened its first full-priced dELiA*s-brand retail store in February 1999, and the bulk of the dELiA*s-brand retail stores was opened after the second quarter of fiscal 1999. As a result, dELiA*s does not have substantial data regarding comparable store sales, which are an important measure of performance for a retail company. Because of dELiA*s limited history as an operator of retail stores and the limited data available for management, as well as potential investors, to assess the trends in individual store performance, there can be no assurances of the combined company's ability to run these stores profitably. In addition, failure to expand the numbers of dELiA*s retail stores while continuing to run individual stores profitably, thereby limiting our ability to leverage our infrastructure, would have a material adverse effect on our financial condition and results of operations.

    As a result of these factors, our future revenues are difficult to forecast. Any shortfall in revenues may have a material adverse effect on our business and would likely affect the market price of iTurf's Class A common stock in a manner unrelated to our long-term operating performance.

WE EXPECT TO INCUR SUBSTANTIAL NET LOSSES IN CONNECTION WITH OUR INTERNET
  PROPERTIES FOR THE FORESEEABLE FUTURE

    We expect to record substantial net losses in connection with our Internet properties for the foreseeable future. We believe that the continued growth of our Internet properties will depend in large part on our ability to:

    - increase awareness of our brand names;

    - provide our customers with superior Internet community and e-commerce experiences; and

    - continue to enhance our systems and technology to support increased traffic on our Web sites.

    Accordingly, we intend to continue to maintain a significant level of marketing and promotional expenditures. We also expect continued heavy investment to develop further our Web sites, technology and operating systems. Operating expenses that exceed our expectations or slower revenue growth than we anticipate would have a material adverse effect on our business.

OUR GROWTH STRATEGY MAY PRESENT OPERATIONAL, MANAGEMENT AND INVENTORY CHALLENGES

    Our historical growth has placed significant demands on our management and other administrative, operational and financial resources. We intend to continue to pursue a growth-oriented strategy for the foreseeable future and our future operating results will largely depend on our ability to open and operate new retail stores, appropriately expand our Internet business and manage a larger business. Managing this growth will require us to continue to implement and improve our operations and financial and management information systems and to continue to expand, motivate and effectively manage our workforce. If we cannot manage this process effectively or grow our businesses as planned, we may not achieve our desired future operating results.

    Operation of a greater number of retail stores, expansion into new geographic or demographic markets and online expansion may present competitive and merchandising challenges that are different from those we currently encounter in our existing businesses. This expansion will also require further investment in infrastructure and marketing for our catalog, retail and Internet businesses. This investment will increase our operating expenses, which could have a material adverse effect on the results of our business if anticipated sales do not materialize, and may require us to seek additional capital. There can be no assurance that we will be able to obtain this financing on acceptable terms or at all.

    In addition, expansion of our retail and Internet businesses within our existing markets may adversely affect the individual financial performance of existing stores or catalog sales. Historically, efforts to increase Internet sales have reduced catalog sales. There can be no assurance that increased sales through our retail stores will not reduce catalog or Internet sales. Also, new stores may not achieve sales and profitability levels consistent with existing stores.

    Furthermore, as our sales increase, we anticipate maintaining higher inventory levels. This anticipated increase in inventory levels will expose us to greater risk of excess inventories and inventory obsolescence, which could have a material adverse effect on our business.

WE MAY FAIL TO ANTICIPATE AND RESPOND TO FASHION TRENDS AND THE ONLINE COMMUNITY
  AND CONTENT TASTES OF OUR CUSTOMERS

    Our failure to anticipate, identify or react to changes in styles, trends or brand preferences of our customers may result in lower revenue from reduced sales and promotional pricing. Our success depends, in part, on our ability to anticipate the frequently-changing fashion and online community and content tastes of our customers and to offer merchandise and services that appeal to their preferences on a timely and affordable basis. If we misjudge our offerings, our image with our customers would be materially adversely affected. Poor customer reaction to our products and services or our failure to source these products effectively would materially affect our business.

WE MAY NOT BE ABLE TO ATTRACT NEW BUYERS TO REPLENISH OUR CUSTOMER BASE

    Our customers are primarily teens and young adults. As these individuals age beyond their teens, they may no longer purchase products and use online offerings aimed at younger individuals. Accordingly, we must constantly update our marketing efforts to attract new, prospective teen and young adult customers. Failure to attract new customers would have a material adverse effect on our business.

OUR CATALOG RESPONSE RATES MAY DECLINE

    Catalog response rates usually decline when we mail additional catalog editions within the same fiscal period. Response rates also decline in geographic regions where we open new stores. As we open additional new stores, we expect aggregate catalog response rates to decline further. In addition, as we continue to increase the number of catalogs distributed or mail our catalogs to a broader group of new potential customers, we have observed that these new potential customers respond at lower rates than existing customers have historically responded. These trends in response rates have had and are likely to continue to have a material adverse effect on our rate of sales growth and on our profitability.

WE DEPEND ON THE STORAGE OF PERSONAL INFORMATION ABOUT OUR USERS, AND PROPOSED
  LEGISLATION MAY LIMIT OUR ABILITY TO CAPTURE AND USE CUSTOMER INFORMATION

    Web sites typically place identifying data, or "cookies," on a user's hard drive without the user's knowledge or consent. iTurf and other Web sites use cookies for a variety of reasons, including the collection of data derived from the user's Internet activity. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts.

    Most currently available Web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drives. In addition, some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. Furthermore, the European Union recently adopted a directive addressing data privacy that may limit the collection and use of information regarding Internet users. Any of these actions may limit our ability to target advertising to, or collect and use information about, our customers, which could materially adversely affect our business.

    Recently, there has been increasing public concern regarding the compilation, use and distribution of information about teens and children. Federal legislation has been introduced in the U.S. Congress that proposes restrictions on persons, principally list brokers, that sell, purchase or otherwise use for commercial purposes personal information about teens under the age of 16 and children. List brokerage is not currently a material part of our business but we do market to persons whose names are derived from purchased or rented lists. We may increase our use of purchased and rented lists or, in the future, decide to increase our list brokerage business. Consequently, the proposed legislation, or other similar laws or regulations that may be enacted, could impair our ability to collect customer information, use that information in the course of our business or profit from future plans to sell customer information, which could have a material adverse effect on our business.

WE MAY BE EXPOSED TO POTENTIAL LIABILITY OVER PRIVACY CONCERNS

    Despite the display of our privacy policy on our Web sites, any penetration of our network security or misappropriation of our users' personal or credit card information could subject us to liability. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation, which could divert management's attention from the operation of our business and result in the imposition of significant damages.

    In addition, the Federal Trade Commission and several states have investigated the use by Internet companies of personal information. In 1998, the U.S. Congress enacted the Children's Online Privacy Protection Act of 1998. The Federal Trade Commission recently promulgated final regulations interpreting this act. We depend upon collecting personal information from our customers and we believe that the regulations under this act will make it more difficult for us to collect personal information from some of our customers. iTurf recently received a notice from the Federal Trade Commission stating that one of its Web sites may not be in compliance with this act. Any failure to comply with this act may make us liable for substantial fines and other penalties. We could also incur expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES COULD CREATE ADDITIONAL BURDENS TO
  DOING BUSINESS ON THE INTERNET

    Laws and regulations applicable to Internet communications, commerce and advertising are becoming more prevalent. The adoption or modification of laws or regulations applicable to the Internet could adversely affect our business. The law governing the Internet, however, remains largely unsettled.

    Although our online transmissions generally originate in New York, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. It may take years to determine whether and how existing laws governing intellectual property, privacy, libel and taxation apply to the Internet and online advertising. In addition, the growth and development of online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad. We also may be subject to regulation not specifically related to the Internet, including laws affecting direct marketers and advertisers. The interpretation or enactment of any of these types of laws or regulations may impose burdens on our business.

OUR INDUSTRIES ARE HIGHLY COMPETITIVE

    The apparel, accessories and Internet content and community industries are highly competitive, and we expect competition in these markets to increase. As a result of this competition, we may experience pricing pressures, increased marketing expenditures and loss of market share, which would have a material adverse effect on our business.

    We compete with traditional department-store retailers, as well as specialty apparel and accessory retailers, for teen and young adult customers. We also compete with other direct marketers and Internet companies, some of which may specifically target our customers; we expect competition from Internet companies to continue to increase because of the relative ease with which new Web sites can be developed. In addition, because there are few barriers to entry in the teen apparel and accessories market, we could face competition from manufacturers of apparel and accessories, including our current vendors, who could market their products directly to retail customers or make their products more readily available in competitor catalogs, Web sites and retail stores.

    We cannot assure you that we will be able to compete successfully with these companies or that competitive pressures will not materially and adversely affect our business. We believe that our ability to compete depends upon many factors, including the following:

    - the market acceptance of our Web sites and online services;

    - the success of our brand building and sales and marketing efforts;

    - the performance, price and reliability of services developed by us or our competitors; and

    - the effectiveness of our customer service and support efforts.

    Many of our competitors are larger and have substantially greater financial, distribution and marketing resources than us. Our competitors may develop products or services that are equal or superior to, or achieve greater market acceptance than, ours. In addition, our competitors may have cooperative relationships among themselves or with third parties that increase the ability of their products or services to address the needs of our prospective advertisers. Our competitors could also enter into exclusive distribution arrangements with our vendors and deny us access to these vendors' products. These factors may materially adversely affect our business.

OUR ADVERTISING REVENUES MAY DECLINE

    Our online advertising business competes with television, radio, cable and print for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budgets to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium. Moreover, advertisers may, over time, determine that advertisements placed on our Web sites have not been effective. Consequently, our advertising revenues may decline.

WE RELY ON INFORMATION AND TELECOMMUNICATIONS SYSTEMS WHICH ARE SUBJECT TO
  DISRUPTION

    The success of our direct marketing and retail store businesses depends, in part, on our ability to provide prompt, accurate and complete service to our customers on a competitive basis, and to purchase and promote products, manage inventory, ship products, manage sales and marketing and maintain efficient operations through our telephone and management information systems. The success of our Internet businesses depends, in part, on our ability to provide a consistently prompt and user-friendly experience to our customers, with a minimum of technical delays or disruptions.

    Our operations therefore depend on our ability to maintain our computer and telecommunications systems and equipment in effective working order. Any sustained or repeated system failure or interruption would have a material adverse effect on sales, customer relations and the attractiveness of our Web sites to advertisers.

    Unanticipated problems affecting our systems have caused from time to time in the past, and in the future could cause, disruptions in our services. These system interruptions could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the time frame we require or from events such as fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse occurrences. Any damage or failure that interrupts or delays our operations could have a material adverse effect on our business.

WE MAY BE UNABLE TO EXPAND OUR ONLINE CAPACITY, COMPUTER SYSTEMS AND RELATED
  FEATURES IN A TIMELY AND SUCCESSFUL MANNER TO SUPPORT INCREASED VOLUME ON OUR WEB SITES

    A key element of our strategy is to generate a high volume of traffic on our Web sites. However, growth in the number of users accessing our sites may strain or exceed the capacity of our computer systems and lead to declines in performance or systems failure. We believe our present systems will not be adequate to accommodate rapid growth in user demand. Our inability to add additional hardware and software to upgrade our existing technology or network infrastructure to accommodate increased traffic may cause decreased levels of customer service and satisfaction.

    We believe that we will need to improve and enhance continually the functionality and performance of our e-commerce, customer tracking and other technical systems. As a result, we intend to upgrade our existing systems and implement new systems on an ongoing basis. Failure to implement these systems effectively or within a reasonable period of time would have a material adverse effect on our business, results of operations and financial condition.

    We must also introduce additional or enhanced services and features to retain current users and attract new users to our sites. These new services or features may contain errors, and we may need to significantly modify the design of these services or features to correct errors. If these new services or features are not favorably received, or if users encounter difficulty with them, users may visit our Web sites less frequently. As a result, our business would be materially adversely affected.

STRIKES OR OTHER SERVICE INTERRUPTIONS AFFECTING THIRD-PARTY SHIPPERS WOULD
  IMPACT OUR ABILITY TO DELIVER MERCHANDISE ON A TIMELY BASIS

    We rely on third-party shippers, including the United States Postal Service, United Parcel Service and Federal Express, to ship merchandise to our customers. Strikes or other service interruptions affecting our shippers would have a material adverse effect on our ability to deliver merchandise on a timely basis.

OUR THIRD-PARTY COMMUNICATIONS PROVIDERS MAY EXPERIENCE SYSTEM FAILURES THAT
  COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

    We depend on communications providers, including Cable & Wireless plc, UUNet and AT&T, to provide our Internet users with access to our Web sites. In addition, our users depend on Internet service providers and Web site operators for access to our Web sites. Other third parties host and manage two of our community Web sites, gURLpages.com and gURLmAIL.com. Each of these groups has experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our Web sites as not functioning properly and therefore cause them to stop using our services, which could have a material adverse effect on our business.

    A substantial portion of our computer and communications hardware and software required for Internet access is currently housed at Exodus Communications, Inc. in New Jersey. The performance of our server and networking hardware and software infrastructure is critical to our business and reputation and our ability to attract Internet users and advertisers to our sites. Therefore, any failure of this provider's systems and operations, which are vulnerable to damage or interruption from computer viruses, fire, power loss, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events, could have a material adverse effect on our business. We do not presently have a formal disaster recovery plan and may not carry sufficient business interruption insurance to compensate us for any losses that may occur. In addition, because we depend upon a third-party provider to afford users access to our products and services, we are limited in our ability to prevent systems failures.

WE RELY ON THIRD-PARTY VENDORS TO OPERATE OUR BUSINESS

    Our business depends on the ability of third-party vendors to provide us with current-season, brand-name apparel and merchandise at competitive prices in sufficient quantities and of acceptable quality. No vendor accounted for more than 6% of dELiA*s consolidated sales in fiscal 1999. We do not have long-term contracts with any supplier and are not likely to enter into these contracts in the foreseeable future. In addition, many of the smaller vendors that we use have limited resources, production capacities and operating histories. As a result, we are subject to the following risks, which could materially adversely affect our business:

    - our key vendors may fail or be unable to expand with us;

    - we may lose one or more key vendors;

    - our current vendor terms may be changed; or

    - our ability to procure products may be limited.

    It is our current strategy to increase the percentage of our goods designed and manufactured to our specifications and to source this merchandise from independent factories. To the extent we concentrate our sourcing with fewer manufacturers we may increase our exposure to failed or delayed deliveries, which could have a material adverse effect on our results of operations.

    Furthermore, as part of our move towards more private-label merchandise, an increasing proportion of our goods is likely to be sourced from factories in Latin America and the Far East, and therefore subject to existing or potential duties, tariffs or quotas that may limit the quantity of some types of goods which may be imported into the United States from countries in those regions. We will increasingly compete with other companies for production facilities and import quota capacity. Sourcing more merchandise abroad will also subject our business to a variety of other risks generally associated with doing business abroad, such as political instability, currency and exchange risks and local political issues. Our future performance will be subject to these factors, which are beyond our control. Although a diverse domestic and international market exists for the kinds of merchandise sourced by us, there can be no assurance that these factors would not have a material adverse effect on our results of operations. We believe that alternative sources of supply should be available in the event of a supply disruption in one or more regions of the world. However, we do not believe that, under current circumstances, entering into committed alternative supply arrangements is warranted, and there can be no assurance that alternative sources would in fact be available at any particular time.

WE MAY BECOME SUBJECT TO CURRENCY, POLITICAL, TAX AND OTHER UNCERTAINTIES AS WE
  EXPAND INTERNATIONALLY

    We distribute our dELiA*s catalogs in Japan and Canada and plan to explore distribution opportunities in other international markets. Our Web sites are visited by a global audience. Our international business is subject to a number of risks of doing business abroad, including:

    - fluctuations in currency exchange rates;

    - the impact of recessions in economies outside the United States;

    - regulatory and political changes in foreign markets;

    - reduced protection for intellectual property rights in some countries;

    - potential limits on the use of some of our vendors' trademarks outside the United States;

    - exposure to potentially adverse tax consequences or import/ export quotas;

    - opening and managing distribution centers abroad;

    - inconsistent quality of merchandise and disruptions or delays in shipping; and

    - difficulties in developing customer lists and marketing channels.

    Furthermore, expansion into new international markets may present competitive and merchandising challenges different from those we currently face. We cannot assure you that we will expand internationally or that any such expansion will result in profitable operations.

WE MAY BE UNABLE TO IDENTIFY OR INTEGRATE ACQUISITIONS AND INVESTMENTS
  SUCCESSFULLY

    During fiscal 1999 and in early fiscal 2000, iTurf acquired the OnTap and TheSpark businesses. We may continue to acquire or make investments in complementary businesses, products, services or technologies. However, we have no present understanding or agreement relating to any such acquisition or investment. We cannot assure you that we will be able to identify suitable acquisition or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make acquisitions or investments on commercially acceptable terms. We could have difficulty in assimilating the personnel, operations, products, services or technologies of acquired businesses into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our stockholders.

WE MAY NOT BE ADEQUATELY PROTECTED AGAINST INFRINGEMENT OF OUR INTELLECTUAL
  PROPERTY, WHICH IS ESSENTIAL TO OUR BUSINESS

    We regard our service marks, trademarks, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality, license and other agreements with employees, customers, strategic partners and others to protect our proprietary rights, and have also pursued and applied for the registration of our trademarks and service marks in the United States. The steps we have taken to protect our intellectual property may not be adequate, and third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available online.

    We have licensed in the past, and expect that we may license in the future, some of our proprietary rights, such as trademarks or copyrighted material, to third parties. We attempt to ensure that the quality of our brands is maintained by third-party licensees. However, these licensees may take or omit to take actions that materially adversely affect the value of our proprietary rights or reputation, which would have a material adverse effect on our business, financial condition and results of operations.

    From time to time we receive complaints that we have infringed on third-party intellectual property rights. Our reliance on independent vendors makes it difficult to guard against infringement and we have occasionally agreed to refrain from selling some merchandise at the request of third parties alleging infringement. We have also agreed from time to time to remove content from our community sites. To date, these claims have not resulted in material damage to our business. However, future infringement claims, if directed at key items of our merchandise or our material intellectual property, could have a material adverse effect on our financial position, results of operations or prospects.

WE MAY BE REQUIRED TO COLLECT SALES TAX

    At present, we do not collect sales or other similar taxes in respect of direct shipments of goods to consumers into most states. However, various states have sought to impose state sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we should have collected or be collecting sales taxes on the direct sale of our merchandise would have a material adverse effect on our business.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY FLUCTUATIONS IN POSTAGE AND PAPER
  EXPENSES

    Significant increases in paper or catalog delivery costs would have a material adverse effect on our business.

THE PRICE OF THE CLASS A COMMON STOCK COULD BE EXTREMELY VOLATILE, AS IS TYPICAL
  OF INTERNET-RELATED COMPANIES

    The market price of iTurf's Class A common stock has fluctuated in the past and is likely to continue to be volatile. In addition, the stock market has experienced significant price and volume fluctuations and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. As a result, you may be unable to sell your shares of Class A common stock at or above their price on the date of the merger.

    In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation The institution of any securities class action litigation against us could result in substantial costs to us and a diversion of our management's attention and resources.

ITURF'S ORGANIZATIONAL DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER

    Provisions of Delaware law, iTurf's Second Restated Certificate of Incorporation or its bylaws could make it more difficult for a third party to acquire the combined company, even if doing so would be beneficial to our stockholders.

RISKS RELATING TO THE INTERNET INDUSTRY

A DECREASE IN THE GROWTH OF WEB USAGE OR INADEQUATE INTERNET INFRASTRUCTURE
  WOULD ADVERSELY AFFECT OUR BUSINESS

    The Internet industry is new and rapidly evolving. A decrease in the growth of Web usage would have a material and adverse effect on our business. Some of the factors that may inhibit growth in Web usage are:

    - inadequate Internet infrastructure;

    - security and privacy concerns;

    - inconsistent quality of service; and

    - unavailability of cost-effective, high-speed service.

    Our success depends upon the ability of the Internet infrastructure to support increased use. The performance and reliability of the Web may decline as the number of users increases or the bandwidth requirements of users increase. The Web has experienced a variety of outages due to damage to portions of its infrastructure. If outages or delays frequently occur in the future, Web usage, including usage of our Web sites, could grow slowly or decline. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts to adapt our solutions accordingly.

OUR BUSINESS WOULD BE ADVERSELY AFFECTED IF THE WEB FAILS TO GAIN ACCEPTANCE AS
  A MEDIUM OF COMMERCE AND ADVERTISING

    Our future revenue and profits depend upon the widespread acceptance and use of the Web as an effective medium of commerce and advertising. Failure of the Web and online services to become a viable commercial marketplace would materially adversely affect our business.

    Rapid growth in the use of the Web and commercial online services is a recent phenomenon. We cannot assure you that a large base of consumers will adopt and continue to use the Web as a medium of commerce. Demand for recently introduced services and products over the Web and online services is subject to a high level of uncertainty. The successful development of the Web and online services is subject to a number of factors, including:

    - continued growth in the number of users of these services;

    - concerns about transaction security;

    - continued development of the necessary technological infrastructure; and

    - the development of complementary services and products.

WE DEPEND ON AN UNPROVEN INTERNET COMMUNITY BUSINESS MODEL

    The Internet community business model is an unproven business model. Our ability to generate significant revenues from advertisers and sponsors will depend, in part, on our ability to generate sufficient user traffic with demographic characteristics attractive to our advertisers. Failure of the market for online advertising to develop or slower development than expected would materially adversely affect our business.

    The intense competition among Web sites that sell online advertising has led to the creation of a number of pricing alternatives for online advertising. It is difficult for us to project future levels of advertising revenue that can be sustained by us or the online advertising industry in general. Although we do not currently derive a substantial portion of our revenue from advertising, our business model depends in part on increasing the amount of advertising revenue.

WEB SECURITY CONCERNS COULD HINDER ONLINE COMMERCE AND ADVERTISING

    The need to transmit confidential information such as credit card and other personal information securely over the Internet has been a significant barrier to online commerce and communications. Any publicized compromise of security could deter people from accessing the Web or from using it to transmit confidential information. Furthermore, decreased online traffic and sales as a result of general security concerns could cause advertisers to reduce their amount of online spending. These security concerns could reduce our market for online commerce and indirectly influence our ability to sell online advertising. We may also incur significant costs to protect ourselves against the threat of problems caused by security breaches.

WE MAY BE LIABLE FOR INFORMATION DISPLAYED ON AND COMMUNICATION THROUGH OUR WEB
  SITES

    We may be subjected to claims for defamation, negligence, copyright or trademark infringement or other theories relating to the information we publish on our Web sites. These claims have been brought against Internet companies as well as print publications in the past. Based on links we provide to other Web sites, we could also be subjected to claims based upon online content we do not control, but which is accessible from our Web sites. Claims may also be based on statements made and actions taken as a result of participation in our chat rooms. These claims could result in the imposition of substantial damages or injunctions restricting our business.


THE LOSS OF OR CHANGE IN OUR DOMAIN NAMES AND A REDUCTION IN BRAND AWARENESS
  AMONG OUR CUSTOMERS



    The regulation of domain names in the United States and in foreign countries is expected to change in the near future. As a result, we cannot assure you that we will be able to acquire or maintain relevant Internet domain names in all countries in which we conduct business, which could reduce brand awareness among our customers.


    Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. Any such inability could have a material adverse effect on our business, results of operations and financial condition.

WE MAY BE UNABLE TO RESPOND TO RAPID TECHNOLOGICAL CHANGE IN OUR INDUSTRY

    The Internet, e-commerce and online advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer preferences. Our success will depend on our ability to adapt to rapidly changing technologies, address our customers' changing preferences and respond to our competitors' actions. Adapting to new technologies could require significant capital expenditures, which could adversely affect our business, as well as technological expertise that we may not possess. If we fail or experience delays in introducing new technologies and enhancements to our services, it could cause customers and advertisers to make purchases from or visit the Web sites of our competitors.

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
           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

    In this Joint Proxy Statement/Prospectus and in documents that are incorporated by reference, we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to a number of risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of each of our companies and the combined company. Forward-looking statements also include those preceded or followed by the words "anticipates," "believes," "estimates," "expects," "hopes," "targets," or similar expressions.

    The future results of the combined company could be affected by subsequent events and could differ materially from those expressed in the forward-looking statements. If further events and actual performance differ from our assumptions, our actual results could vary significantly from the performance projected in the forward-looking statements.

    The factors discussed in the "Risk Factors" section of this Joint Proxy Statement/Prospectus, along with those discussed elsewhere in this Joint Proxy Statement/ Prospectus and in the documents that we incorporate by reference, could affect the future results of the combined company, and could cause those results to differ materially from those expressed in the forward-looking statements.

                                SPECIAL FACTORS

PURPOSES AND REASONS

    We believe that the merger will be beneficial to both companies and our stockholders because we believe that:

    - The merger will facilitate more effective management of the companies' direct marketing businesses.

    - The relationship between iTurf and dELiA*s will be simplified by removing the structural complexity that we believe has caused both companies to be undervalued by the capital markets.

    - The merger will allow the combined company to sell integrated on-line/offline packages to advertisers.

    - The merger will eliminate the intercompany agreements between iTurf and dELiA*s, which have had a material adverse effect on dELiA*s and may in the future have a material adverse effect on both companies.

    - The revenue sources of the combined company will be more diverse and scalable than those of dELiA*s and iTurf separately.

    - The merger will increase the marketability, and therefore the value, of various assets held by the two companies.

    - The merger will eliminate potential conflicts of interest for the management and directors of both companies.

    - The merger will result in administrative savings.

    - The merger will eliminate the non-competition agreement between iTurf and dELiA*s that constrains each company's ability to expand its business.

    - The merger will allow a more efficient use of capital resources.

    - The merger will reduce the anti-takeover effect of the ownership structure of, and the relationship between, the two companies.

    - The merger will reduce the impact on both iTurf and dELiA*s of recent public capital market trends affecting small companies, including the low liquidity in the public markets resulting from the small market float of their common stock and the absence of significant analyst coverage of both companies.

BACKGROUND OF THE MERGER

    In April 1999, iTurf completed an initial public offering of its Class A common stock. Prior to the iTurf IPO, iTurf was a wholly-owned subsidiary of dELiA*s. The purposes of the IPO included: providing access to the capital markets to provide financing for iTurf's online business; incentivizing management and employees of iTurf with subsidiary-level stock options and other stock-based compensation; creating a currency that could be used for acquisitions; and maximizing the value of iTurf's assets for dELiA*s stockholders. Following the IPO, dELiA*s owned 72% of the outstanding common stock and 94% of the voting power of iTurf. Stephen Kahn, who was chairman of the board and chief executive officer of dELiA*s, maintained the same positions with iTurf. In addition, other officers and directors of the two companies overlapped and held stock or stock options in both companies. See "Members of Management Have Interests That are Different From Yours."

    At the time of the IPO, the two companies entered into several extensive intercompany agreements pursuant to which, among other things:

    - dELiA*s agreed to license its various trademarks to iTurf for its exclusive use on the Internet in consideration of a royalty based on iTurf's net sales made under those trademarks;

    - dELiA*s agreed to sell goods to iTurf at a fixed mark-up over dELiA*s cost;

    - dELiA*s agreed to provide advertising and related services to iTurf in dELiA*s catalogs and other off-line marketing channels at an agreed-upon price schedule;

    - dELiA*s agreed to provide iTurf with corporate and administrative services at a fixed mark-up over dELiA*s costs;

    - dELiA*s and iTurf agreed to refrain from competing in the other's primary lines of business.

    As a result of these agreements, iTurf has been able to operate Internet versions of dELiA*s catalogs. For example, iTurf operates dELiAs.cOm, the on-line version of dELiA*s flagship product, the dELiA*s catalog. In addition to these e-commerce businesses, iTurf also operates several Internet communities, which realize revenue from the sale of advertising. These businesses are complementary to iTurf's e-commerce businesses because they target the same demographic group, teens and young adults.

    Several months after the iTurf IPO, management of dELiA*s became concerned that the value of dELiA*s ownership interest in iTurf was not being fairly reflected in the price of dELiA*s common stock. dELiA*s management developed a belief that the best way to unlock the value of its iTurf holdings would be to distribute all or substantially all of the iTurf shares dELiA*s owned to dELiA*s stockholders and operate the two companies independently. In addition, iTurf management became concerned that dELiA*s ownership position, the degree of control dELiA*s had over iTurf's business and confusion in the capital markets about the commercial arrangements between dELiA*s and iTurf had a depressing effect on iTurf's stock price. Management of both companies began to study the tax, accounting and business implications of separating the companies through a distribution of iTurf shares to dELiA*s stockholders. On November 17, 1999, an executive officer stated in a press release on behalf of dELiA*s, "We intend to distribute the remaining shares of iTurf to our shareholders, subject to relevant business, tax and legal factors being resolved by the two companies."

    Beginning several months after iTurf's initial public offering and continuing through the winter of 2000, dELiA*s management worked with its tax advisors to study the tax implications of a distribution to dELiA*s stockholders of the iTurf shares owned by dELiA*s. Substantial uncertainty surrounded the tax issues, in part because the U.S. Congress had been considering new legislation regarding the tax treatment of stock distributions and the Internal Revenue Service had not yet, and still has not, issued regulations interpreting portions of the current statutes that affect the tax treatment of stock distributions.

    In a press release issued on March 28, 2000, iTurf reported record revenue for its fourth quarter ended January 29, 2000. However, as iTurf and dELiA*s further analyzed the source of sales of iTurf's e-commerce businesses, particularly iTurf's dELiAs.cOm business, it became apparent to both companies that a large majority of iTurf's sales was being derived from sales to existing customers of dELiA*s.

    Management of both companies was troubled by this analysis for several reasons. The companies' financial models were based, in part, on assumptions about iTurf's ability to attract substantial numbers of new customers; revisions in these assumptions had negative implications for dELiA*s cash flow and the ability of iTurf to continue growing at the rate expected by the capital markets of an Internet-based business. This analysis also led management to conclude that the operation of iTurf's e-commerce businesses should be more closely coordinated with the operation of dELiA*s catalog businesses in order to operate with optimal efficiency.

    In early April 2000, the Internet sector of the capital markets, particularly the group of companies primarily engaged in e-commerce and operating online communities, declined dramatically. The price of the Class A common stock of iTurf, which is solely engaged in those two businesses, declined by 58% from March 30, 2000 ($10.4375) to April 24, 2000 ($4.375). Aside from the impact on iTurf's stockholders, the decline in iTurf's stock price was cause for concern for management of both iTurf and dELiA*s on several fronts. Equity incentive compensation was an important recruitment and retention device for iTurf employees and the stock price decline was a contributing factor to the decision of several employees to leave the company. Also, the decline further eroded the value of iTurf as an asset of dELiA*s and made a distribution of iTurf's stock to dELiA*s stockholders less attractive.

    In April 2000, dELiA*s management renegotiated the terms of its credit facility. Congress Financial Corporation, the lender under the amended and restated credit agreement dated April 28, 2000, agreed to exclude the shares of iTurf's common stock held by dELiA*s from the security arrangements under the new facility, but prohibited dELiA*s from distributing any iTurf shares to its stockholders prior to November 1, 2000, and may restrict it from doing so on or after that date if dELiA*s has not met, among other things, minimum borrowing capacity availability requirements.

    In April 2000, management of the two companies began to consider the option of combining iTurf and dELiA*s, rather than separating the two businesses through a stock distribution. Management was motivated to begin considering alternatives to a distribution by a confluence of factors, including:

    - uncertainty regarding the tax treatment of distributing iTurf shares to dELiA*s stockholders;

    - the conclusion that iTurf's e-commerce business remained largely dependent on dELiA*s marketing efforts and that competition between the businesses following a separation could lead dELiA*s to reduce the level of marketing support that it has given iTurf historically;

    - the concern that iTurf would not be able to sustain growth rates expected by the capital markets of Internet businesses;

    - the belief that the companies' corporate structure and commercial arrangements were confusing to the capital markets and that an equity separation might not fully clarify these issues;

    - the relatively low volume of trading in both dELiA*s and iTurf's common stock that would likely not be ameliorated by a separation and a belief that a merger would result in the public stockholders of both companies holding a somewhat more liquid, more readily tradable security;

    - the belief that the dELiAs.cOm business could be operated most efficiently if it were united with dELiA*s catalog business; and

    - the decline in the price of iTurf's Class A common stock.

    In late April 2000, management of iTurf and dELiA*s began to meet with investment bankers from various firms, including U.S. Bancorp Piper Jaffray and Salomon Smith Barney, to discuss the plausibility of combining the two companies and to gain a better understanding of how the capital markets might react to such a transaction.

    In early May 2000, management of iTurf and dELiA*s decided to propose to the boards of directors of each company that the companies merge. iTurf was advised by legal counsel that, because of dELiA*s controlling ownership of iTurf and the substantial conflicts of interest affecting several members of the iTurf board of directors, iTurf should appoint a special committee of independent members of its board of directors to consider the idea of combining iTurf and dELiA*s. At that time, of the two members of the iTurf board who were most independent of dELiA*s and iTurf management, one indicated to iTurf management that she might not have adequate time in her schedule to serve on an independent committee.

    At an earlier board meeting, iTurf's board had been advised and had concluded that it should add additional directors within a reasonable period of time in order to satisfy new SEC and Nasdaq Stock Market regulations regarding audit committee membership. As a result of these requirements and the consideration of the contemplated transaction, and in consultation with the iTurf board, iTurf management determined to accelerate the process of recruiting additional board members so as to ensure that an appropriate independent committee could be elected.

    By the middle of May, iTurf management identified two potential candidates to serve as additional members of the iTurf board, Douglas R. Platt and Timothy
U. Nye. Douglas Platt is a catalog industry veteran, well known to iTurf management for several years through the industry. Stephen Kahn had made an investment of $50,000 in November 1999 in a new company formed by Mr. Platt. This investment constituted 0.6% of the valuation of Mr. Platt's company and was made concurrently with the investment by other investors of $4,050,000. Timothy Nye is known as a Silicon Alley pioneer; he was a founder of SonicNet, one of the first New York new media companies to gain prominence.

    iTurf's outside board members requested that Bruce Nelson, an existing member of the iTurf board of directors who has served as a creative executive for iTurf but does not work full-time for the company, interview Messrs. Platt and Nye and report back to the iTurf board as to their suitability for board membership. Mr. Nelson interviewed the two candidates early in the week of May 15. He subsequently summarized those interviews and his assessment of the two candidates in telephone conversations with Thomas Evans and Beth Vanderslice, who were then the two most independent members of the iTurf board. Mr. Nelson endorsed Messrs. Nye and Platt.

    The iTurf board held a special telephonic meeting on May 19 to consider the election of Messrs. Nye and Platt to the board. Stephen Kahn informed the iTurf board of directors of his investment in Mr. Platt's company and said that he intended to divest this investment as soon as practicable. Mr. Kahn has made arrangements for this divestiture, which is currently pending subject to the consent of the stockholders of Mr. Platt's company. Mr. Nelson formally reported on his interviews of Messrs. Nye and Platt. The board elected the two men.

    The iTurf board held another special meeting on May 23. At this meeting, iTurf management recommended that the iTurf board consider a proposal that iTurf and dELiA*s should merge. iTurf management also reminded the board of the conflicts of interest to which members of iTurf management were subject. The iTurf board discussed in general terms the advantages and disadvantages of some alternatives to a merger including (1) selling iTurf's e-commerce businesses to dELiA*s in exchange for the redemption of iTurf shares held by dELiA*s,
(2) requesting that dELiA*s separate the two companies through a distribution of iTurf stock to dELiA*s stockholders and (3) selling iTurf to a third party. The first alternative, exchanging the iTurf e-commerce businesses for redemption of iTurf shares held by dELiA*s, was generally criticized because it would leave iTurf with a business of operating Internet communities that was not of sufficient scale to enable iTurf to survive as an independent public company. The second alternative, a distribution of iTurf shares to dELiA*s stockholders, was generally criticized because it would result in iTurf operating e-commerce businesses that were largely dependent on dELiA*s without the companies sharing the alignment of interest created by dELiA*s majority ownership of iTurf. The third alternative, selling iTurf to a third party, was generally criticized because valuations for businesses like iTurf were viewed as being at a low point and the corporate structure and dependence on dELiA*s were substantial structural deterrents to such a transaction.

    At the May 23 board meeting, the board formed a special committee of independent directors, comprised of Messrs. Evans, Nye and Platt, to consider, and to make such recommendations as it determined to be appropriate to the iTurf board in connection with, a potential transaction with dELiA*s. The board determined that Mr. Kahn's investment in Mr. Platt's company did not prevent
Mr. Platt from fulfilling his duties as an independent member of the special committee. The members of the iTurf special committee were three independent members of the iTurf board of directors. A fourth independent director, Ms. Vanderslice, requested that she not be elected, in part because her employer was in the midst of merging with another company and in part because her office is in California, each of which made it difficult for her to devote the time necessary to serve on the committee. The board authorized special compensation for the members of the special committee, consisting of $40,000 for the chairperson of the special committee and $25,000 for each other committee member. Mr. Platt was elected chairperson of the committee. The board also authorized the special committee to retain its own advisors, including a financial advisor and independent legal counsel.

    iTurf management prepared a list of potential legal advisors for the special committee to review and informed the special committee that it was free to choose a legal advisor that was not on the list. The list contained the names of partners with New York law firms that were known to have experience advising special committees of the boards of directors of public companies and to have experience with the Internet industry. On or about May 30, after due deliberation, the special committee selected the firm of Squadron, Ellenoff, Plesent & Sheinfeld, LLP, which was on the list prepared by iTurf management.

    On May 31, the special committee met with its legal counsel and discussed the duties of special committees in situations such as this one. The special committee discussed a proposed schedule for hiring an investment banker.

    The special committee interviewed four potential financial advisors, three of which were suggested by iTurf management. iTurf management suggested to the special committee that it consider the following factors in selecting a financial advisor, in addition to any other factors it and its counsel deemed relevant: price, fee structure, industry expertise and company expertise. On or about June 9, after due deliberation, the special committee selected the investment banking firm of U.S. Bancorp Piper Jaffray, which was on the list prepared by iTurf management, as its financial advisor and to provide an opinion as to the fairness of the transaction consideration to iTurf's Class A stockholders, other than dELiA*s, Stephen I. Kahn and their affiliates. The special committee considered that U.S. Bancorp Piper Jaffray had not previously acted as a financial advisor to, or provided investment banking services for, dELiA*s or iTurf, although U.S. Bancorp Piper Jaffray had discussions with dELiA*s management about arranging the sale of certain shares of iTurf's
Class B common stock held by dELiA*s and, through one of its research analysts, had arranged meetings in early 2000 between iTurf management and prospective institutional investors. The special committee executed a formal engagement letter with U.S. Bancorp Piper Jaffray as of June 9, 2000.

    The dELiA*s board of directors met on May 26 for its regular quarterly meeting. dELiA*s management made a presentation to the board recommending a recombination of dELiA*s and iTurf. Management emphasized the strategic importance of recombining the direct marketing channels of the dELiA*s brand as well as other benefits of a recombination. The board considered developments with respect to the spin-off strategic initiative and discussed as an alternative transaction the reacquisition of the dELiAs.cOm business in exchange for shares of iTurf's Class B commons stock held by dELiA*s. Mr. Kahn raised concerns voiced by iTurf management that such a transaction would leave iTurf stockholders with a business of operating Internet communities that was not of sufficient scale to enable iTurf to survive as an independent public company. As part of that presentation, management detailed potential conflicts of interest that some directors and members of management might have in a transaction with iTurf. After a presentation by outside legal counsel to dELiA*s, the board determined that there was no conflict of interest that would prevent management and the board as a whole from representing the interests of the dELiA*s stockholders. The board then authorized management to hire financial and legal advisors in connection with the proposed transaction.

    On June 19, directors and officers of dELiA*s interviewed three prospective financial advisors. dELiA*s selected Salomon Smith Barney as its financial advisor on June 20. dELiA*s entered into a formal engagement letter with Salomon Smith Barney on or about July 7, 2000.

    On June 20, after execution of customary confidentiality agreements, management of iTurf and dELiA*s began to provide U.S. Bancorp Piper Jaffray and Salomon Smith Barney with financial due diligence information, including detailed historical financial statements and projections for future periods for each of the two companies. Information provided by either company was generally provided simultaneously to the two advisory firms. The information excluded projected results for three of dELiA*s and iTurf's businesses, TSI Soccer and tsisoccer.com, Storybook Heirlooms and StorybookHeirlooms.com and Droog and droog.com. dELiA*s and iTurf informed Salomon Smith Barney and U.S. Bancorp Piper Jaffray of their intention to divest these businesses because they considered them to be peripheral to their core businesses. dELiA*s and iTurf management suggested a range of prices at which they believed they could sell the three businesses and how the proceeds of the sales might be shared between dELiA*s and iTurf.

    From June 20 through July 24, U.S. Bancorp Piper Jaffray and the iTurf special committee conducted due diligence and received additional information from dELiA*s and iTurf management in response to information requests. At the direction of the special committee, U.S. Bancorp Piper Jaffray's due diligence review and analysis included, among other things, review of financial projections provided by dELiA*s and iTurf management, review of the valuations of comparable public companies, review of the financial terms of merger transactions deemed relevant to the valuation of iTurf and dELiA*s and the proposed merger, and preparation of discounted cash flow valuations. See "--Opinion of Financial Advisor to the Special Committee of iTurf." During this period, U.S. Bancorp Piper Jaffray provided regular updates to the special committee to review the status of its due diligence analysis.

    During the same period, Salomon Smith Barney conducted due diligence and received additional information from dELiA*s and iTurf management in response to information requests.

    On July 7, 2000, Salomon Smith Barney held a meeting with U.S. Bancorp Piper Jaffray to discuss valuation methodologies.

    On July 11, 2000, Salomon Smith Barney made a presentation to U.S. Bancorp Piper Jaffray and the special committee regarding the proposed combination of iTurf and dELiA*s and the relative valuations of iTurf and dELiA*s. In its presentation, Salomon Smith Barney stated that it believed an exchange ratio of
2.5 iTurf Class A shares for each dELiA*s share would be appropriate in view of its analysis.

    On July 11, 2000, immediately after the meeting with Salomon Smith Barney, the members of the special committee met with U.S. Bancorp Piper Jaffray to discuss their reactions to the proposal made by Salomon Smith Barney. U.S. Bancorp Piper Jaffray commented generally that it thought that there were significant differences in methodology and inputs in the valuation analyses it was currently undertaking from the analyses used by Salomon Smith Barney. It was then agreed that U.S. Bancorp Piper Jaffray would seek to complete its analyses by Monday, July 17 and present its report to the special committee as early as practicable that week.

    On July 19, the iTurf special committee met with U.S. Bancorp Piper Jaffray, which made a presentation to the special committee of its analyses concerning the valuation of iTurf and dELiA*s and the resulting range of possible exchange ratios for a merger of iTurf and dELiA*s. The special committee agreed that at an appropriate exchange ratio, a merger of iTurf and dELiA*s could be beneficial to iTurf's Class A stockholders, other than dELiA*s, Stephen I. Kahn and their affiliates. However, at this meeting the special committee determined that the exchange ratio proposed by Salomon Smith Barney was too high. The special committee then determined that it would be appropriate to propose one iTurf Class A share for each dELiA*s share. At the meeting, the iTurf special committee voted unanimously to authorize U.S. Bancorp Piper Jaffray to deliver a proposal to dELiA*s to merge at an exchange ratio of one iTurf Class A share for each dELiA*s share.

    On July 20, U.S. Bancorp Piper Jaffray, on behalf of the special committee, communicated to Salomon Smith Barney that an exchange ratio of 2.5 iTurf shares for each dELiA*s share was too high, and made a counter-proposal to Salomon Smith Barney of one iTurf Class A share for each dELiA*s share.


    On July 21, Stephen Kahn called each member of the dELiA*s board of directors to inform them of the status of discussions between dELiA*s and iTurf's respective financial advisors.


    On July 25, after consulting with Mr. Kahn and other members of dELiA*s management, Salomon Smith Barney, on behalf of dELiA*s, made a counter-proposal to U.S. Bancorp Piper Jaffray, on behalf of the iTurf special committee, of an exchange ratio of 2.0 iTurf shares for each dELiA*s share.

    U.S. Bancorp Piper Jaffray relayed this proposal to the iTurf special committee through Mr. Platt. After discussion, the special committee determined that the exchange ratio proposed by Salomon Smith Barney on July 25 was still too high. On July 28, U.S. Bancorp Piper Jaffray, on behalf of the iTurf special committee, responded with an exchange ratio proposal of 1.4 iTurf shares for each dELiA*s share.

    Later on July 28, Salomon Smith Barney, after consulting with dELiA*s management, responded by contacting U.S. Bancorp Piper Jaffray and proposing an exchange ratio of 1.9 iTurf shares for each dELiA*s share, provided that the iTurf shares proposed to be issued to former dELiA*s stockholders possessed special voting rights so as to preserve the current degree of control that dELiA*s stockholders, through dELiA*s controlling interest in iTurf, currently have over the iTurf business.

    U.S. Bancorp Piper Jaffray contacted Mr. Platt. After discussion,
Mr. Platt, with the prior consent of the special committee, authorized U.S. Bancorp Piper Jaffray to respond with a proposed exchange ratio of 1.6 iTurf shares for each dELiA*s share, and to reject the proposal regarding special voting rights. On July 31, U.S. Bancorp Piper Jaffray contacted Salomon Smith Barney to propose an exchange ratio of 1.6 iTurf shares for each dELiA*s share, and rejected the proposal regarding special voting rights.

    On August 1, Salomon Smith Barney, on behalf of dELiA*s, responded by proposing an exchange ratio of 1.8 iTurf shares for each dELiA*s share, and withdrew its proposal regarding special voting rights. On August 7, U.S. Bancorp Piper Jaffray, on behalf of the special committee, contacted Salomon Smith Barney, on behalf of dELiA*s, to propose an exchange ratio of 1.7 iTurf Class A shares for each dELiA*s share. Later on August 7, Salomon Smith Barney, on behalf of dELiA*s, responded by proposing an exchange ratio of 1.74 iTurf
Class A shares for each dELiA*s share.

    On August 8, U.S. Bancorp Piper Jaffray, following discussions with the chairperson of the special committee, responded by proposing, on behalf of the special committee, an exchange ratio of 1.715 iTurf shares for each dELiA*s share, which proposal was made subject to ratification by the iTurf special committee. After consulting with dELiA*s management, Salomon Smith Barney accepted the 1.715 exchange ratio.

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
    Later on August 8, Proskauer Rose LLP, legal counsel to dELiA*s and iTurf, provided to counsel to the iTurf special committee a draft of a merger agreement providing for a merger between dELiA*s and a wholly-owned subsidiary of iTurf pursuant to which iTurf would issue new shares of Class A common stock to dELiA*s stockholders.

    On August 10, the special committee met with its legal counsel and U.S. Bancorp Piper Jaffray. At the meeting, U.S. Bancorp Piper Jaffray updated the special committee on its analysis of the relative valuations of the two companies. In the course of its deliberations, the special committee unanimously decided that it should base its recommendation to the iTurf board concerning the exchange ratio on the analyses performed by U.S. Bancorp Piper Jaffray and the other factors it believed relevant, taken as a whole. The special committee ratified U.S. Bancorp Piper Jaffray's authority to offer an exchange ratio of
1.715 iTurf shares for each dELiA*s share, subject to the negotiation of an acceptable merger agreement which would contain, among other things, provisions that would assure that the merger would not accelerate the vesting of any iTurf or dELiA*s options, the lapse of any restrictions on iTurf or dELiA*s restricted stock, or the time of payment or vesting, or increase, the amount of any compensation or benefits due to any employee, stockholder or director of iTurf or dELiA*s. The merger agreement also had to contain provisions that would assure that, following the merger, shares of iTurf's Class B common stock would lose their voting rights upon any transfer unless the transfer were first approved by a majority of iTurf's shares entitled to vote.

    Between August 11 and 15, Proskauer Rose LLP and the special committee's legal counsel completed negotiations of a merger agreement reflecting the agreed-upon exchange ratio. During the course of these negotiations, the special committee's legal counsel insisted that the merger agreement:

    (1) provide for payment of a break-up fee from dELiA*s to iTurf in the event of a termination of the merger agreement because of dELiA*s decision to withdraw or change its recommendation of the merger or to pursue an alternative transaction;

    (2) impose limitations on the issuance of options and restricted stock by either party prior to the effective time of the merger;

    (3) provide that the merger will not cause any accelerated vesting of restricted stock or options or trigger any special benefits or change-of-control payments to employees, directors or stockholders of either party; and

    (4) provide that, following the merger, shares of iTurf's Class B common stock would lose their voting rights upon any transfer unless the transfer were first approved by a majority of iTurf's shares entitled to vote.

dELiA*s agreed to these changes and they were incorporated in the merger agreement.

    On August 16, the iTurf special committee convened. At this meeting, U.S. Bancorp Piper Jaffray delivered to the special committee its written opinion to the effect that, as of August 16, 2000 and subject to the limitations and qualifications set forth in the opinion, the 1.715 exchange ratio was fair from a financial point of view to the holders of iTurf's Class A common stock, other than dELiA*s, Stephen I. Kahn and their affiliates. The special committee's legal counsel then reviewed the merger agreement with the special committee. At the meeting, the iTurf special committee voted unanimously to recommend to the entire iTurf board that it approve and adopt the merger agreement and the transactions contemplated by the agreement, at an exchange ratio of 1.715 iTurf Class A shares for each dELiA*s share.

    Later in the day on August 16, 2000, the full iTurf board held a special meeting. At this meeting, U.S. Bancorp Piper Jaffray reiterated the opinion that it had delivered to the special committee. iTurf's legal counsel then reviewed the merger agreement with the board. The special committee then delivered its report to the board as to the special committee's negotiation and recommendation of the merger agreement. Based in part on the approval and recommendation of the iTurf special committee, the iTurf board approved the merger agreement and the transactions contemplated by the agreement, at an exchange ratio of 1.715 iTurf Class A shares for each dELiA*s share. For a discussion of the reasons for the recommendation of the iTurf special committee and the iTurf board, see "--Recommendation of the iTurf Board of Directors" and "--Opinion of Financial Advisor to the Special Committee of iTurf."

    Also on August 16, the dELiA*s board convened in a special meeting. At this meeting, Salomon Smith Barney delivered its oral opinion, later confirmed in writing, to the board that it believed that the 1.715 exchange ratio was fair from a financial point of view to dELiA*s stockholders, other than iTurf, Stephen I. Kahn, his family members and other persons whose shares may be voted by Mr. Kahn under a stockholders agreement and members of the managements of iTurf and dELiA*s who own shares in both companies. dELiA*s legal counsel then reviewed the merger agreement with the board. At the meeting, the dELiA*s board voted unanimously to approve and adopt the merger agreement and the transactions contemplated by the agreement, at an exchange ratio of 1.715 iTurf Class A shares for each dELiA*s share. For a discussion of the reasons for the recommendation of the dELiA*s board, see "--Recommendation of the dELiA*s Board of Directors" and "--Opinion of Financial Advisor to the Board of Directors of dELiA*s."

    The parties then duly executed the merger agreement. That evening, dELiA*s and iTurf issued a joint press release announcing the merger agreement.

EFFECTS OF THE MERGER


    If the merger is consummated, a wholly-owned subsidiary of iTurf will merge with and into dELiA*s. As a result of the merger, dELiA*s will be the surviving corporation and will become a wholly-owned subsidiary of iTurf. Assuming iTurf stockholders approve the amendment to iTurf's certificate of incorporation, iTurf will change its name to "dELiA*s Corp." following the merger and its stock will trade on The Nasdaq Stock Market under the symbol "DLIA." At the time of the merger, each outstanding share of common stock of dELiA*s will be converted into 1.715 shares of Class A common stock of iTurf.


    A possible detriment to holders of dELiA*s common stock is the fact that the merger consideration is fixed despite potential changes in relative stock prices. See "Risk Factors--Risk Factors Relating to the Merger--The merger consideration is fixed despite potential changes in relative stock prices."

OPINION OF FINANCIAL ADVISOR TO THE BOARD OF DIRECTORS OF DELIA*S

    On August 16, 2000, Salomon Smith Barney delivered its written opinion to the dELiA*s board of directors that, as of that date, the exchange ratio was fair to the independent, unaffiliated holders of dELiA*s common stock from a financial point of view.

    THE FULL TEXT OF THE WRITTEN OPINION OF SALOMON SMITH BARNEY IS SET FORTH AS APPENDIX D TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED AND MATTERS CONSIDERED BY SALOMON SMITH BARNEY. HOLDERS OF DELIA*S COMMON STOCK ARE URGED TO READ SALOMON SMITH BARNEY'S OPINION IN ITS ENTIRETY.

    In connection with rendering its opinion, Salomon Smith Barney reviewed publicly available information concerning dELiA*s and iTurf and other financial information concerning dELiA*s and iTurf, including financial forecasts, that was provided to Salomon Smith Barney by dELiA*s and iTurf. Salomon Smith Barney discussed the past and current business operations, financial condition and prospects of dELiA*s and iTurf with officers and employees of dELiA*s and iTurf. Salomon Smith Barney also considered other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant. The dELiA*s board did not impose any limitations upon Salomon Smith Barney with respect to the investigation made or the procedures followed by Salomon Smith Barney in rendering its opinion.

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    In its review and analysis and in arriving at its opinion, Salomon Smith
Barney assumed and relied upon the accuracy and completeness of the information it reviewed, and Salomon Smith Barney did not assume any responsibility for independent verification of that information. With respect to the financial forecasts of dELiA*s and iTurf for 2000, 2001 and 2002, Salomon Smith Barney assumed that those forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of dELiA*s and iTurf. Salomon Smith Barney expressed no opinion with respect to those forecasts and assessments or the assumptions on which they were based. Salomon Smith Barney was advised by the respective managements of dELiA*s and iTurf that the assumptions relating to the projected financial performance of dELiA*s and iTurf that were provided to Salomon Smith Barney by the respective managements of dELiA*s and iTurf, and from which the financial forecasts for 2003 and 2004 were derived, reflect the best currently available estimates and judgments of the respective managements of dELiA*s and iTurf. Salomon Smith Barney expressed no opinion with respect to those assumptions. Salomon Smith Barney also expressed no opinion on the assumptions of the respective managements of dELiA*s and iTurf regarding the proceeds from the sale of the TSI Soccer, Storybook Heirlooms and Droog businesses and the allocation of those proceeds between dELiA*s and iTurf. Salomon Smith Barney did not make or obtain, or assume any responsibility for making or obtaining, any independent evaluation or appraisal of any of the assets, including properties and facilities, or liabilities of dELiA*s and iTurf.

    Salomon Smith Barney's opinion was necessarily based upon conditions as they existed and could be evaluated on the date of the opinion. Salomon Smith Barney's opinion did not imply any conclusion as to the likely trading range for iTurf's common stock following the completion of the merger, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Salomon Smith Barney's opinion did not address dELiA*s underlying business decision to effect the merger. Salomon Smith Barney expressed no view on the effect on dELiA*s of the merger and related transactions. Salomon Smith Barney's opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to holders of dELiA*s common stock, other than iTurf, the parties to the Family Stockholders Agreement dated November 30, 1996, and members of the respective managements of iTurf and dELiA*s who have an equity interest in both iTurf and dELiA*s, and did not constitute a recommendation concerning how those holders should vote with respect to the proposal regarding the merger and the merger agreement.

    The material portions of the financial analyses performed by Salomon Smith Barney in connection with the rendering of its opinion, dated August 16, 2000, are summarized below. CONSIDERING THE DATA SET FORTH BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF THE FINANCIAL ANALYSES OF SALOMON SMITH BARNEY.

VALUATION OF DELIA*S AND ITURF

(1) COMPARABLE PUBLIC COMPANY ANALYSIS.

    Salomon Smith Barney conducted a comparable public company analysis to calculate the implied enterprise value for each of the major business lines of dELiA*s and iTurf. In conducting its analysis, Salomon Smith Barney relied on revenue multiples based on historical revenues for the latest twelve months ("LTM revenues") and projected revenues for 2000 and 2001. The LTM revenues for the twelve months ended April 29, 2000 were provided by the respective managements of iTurf and dELiA*s and include adjustments that, among other things, exclude non-core businesses held for sale. Salomon Smith Barney used management projections for 2000 and 2001. In order to calculate the implied equity values for dELiA*s and iTurf, Salomon Smith Barney made adjustments for, among other things, non-operating assets, the cross-shareholding of iTurf and dELiA*s, and intercompany payables.

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
    The major business lines analyzed by Salomon Smith Barney were the retail stores and retail catalog businesses in the case of dELiA*s, and the merchandising e-commerce and advertising sales businesses in the case of iTurf. The sum of the enterprise values implied by the applicable comparable companies resulted in the implied total enterprise value for each of dELiA*s and iTurf.

    The comparable companies that were used in relation to dELiA*s are: (a) in the case of the retail stores business, The Buckle, Inc., Gadzooks, Inc., Hot Topic Inc., Urban Outfitters and Wet Seal Inc., and (b) in the case of the retail catalog business, Blair Corporation, Coldwater Creek, Hanover
Direct, Inc. and J. Jill Group Inc. The comparable companies that were used in relation to iTurf are: (a) in the case of the merchandising e-commerce business, Alloy Online, Inc., Ashford.com Inc., Bluefly, Inc., eToys Inc., Fashionmall.com, FogDog Inc., Garden.com Inc. and Pets.com Inc., and (b) in the case of the advertising sales business, iVillage.com, Snowball.com, SportsLine USA, Student Advantage, Uproar and Women.com.

    To determine implied per share values, Salomon Smith Barney divided the implied equity values for iTurf and dELiA*s by the shares outstanding for each of iTurf and dELiA*s. In the case of iTurf, Salomon Smith Barney increased the current number of shares outstanding by approximately 2.7 million common shares, which represents, according to management, the pending and probable earn-out from iTurf's acquisition of TheSpark.com. To determine the implied exchange ratios, Salomon Smith Barney compared the low end of the range for dELiA*s to the high end of the range for iTurf and vice versa.

    COMPARABLE COMPANY ANALYSIS BASED ON LTM REVENUES. LTM revenues from dELiA*s retail stores were $42.4 million. The public companies deemed comparable to dELiA*s retail stores business in general trade at 0.2x to 0.6x LTM revenues. The product of the revenue multiple range and retail store LTM revenues implied an enterprise value range for the retail stores business of $8.5 million to $25.4 million. LTM revenues from dELiA*s retail catalog business were $69.2 million. The public companies deemed comparable to dELiA*s retail catalog business in general trade at 0.4x to 1.1x LTM revenues. The product of the revenue multiple range and retail catalog LTM revenues implied an enterprise value range for the retail catalog business of $27.7 million to $76.1 million. The sum of the implied enterprise values for the retail stores and retail catalog businesses resulted in a total implied enterprise value for dELiA*s of $36.1 million to $101.5 million. After making adjustments for, among other things, net operating assets and cross-shareholdings, Salomon Smith Barney calculated a total equity value for dELiA*s of $73.0 million to $161.7 million, or $4.35 to $9.63 per share.

    LTM revenues from iTurf's merchandising e-commerce business were $23.7 million. The public companies deemed comparable to iTurf's merchandising e-commerce business in general trade at 1.2x to 3.1x LTM revenues. The product of the revenue multiple range and merchandising e-commerce LTM revenues implied an enterprise value range for the merchandising e-commerce business of $28.5 million to $73.6 million. LTM revenues from iTurf's advertising sales business were $2.1 million. The public companies deemed comparable to iTurf's advertising sales business in general trade at 3.2x to 4.8x LTM revenues. The product of the revenue multiple range and advertising sales LTM revenues implied an enterprise value range for the advertising sales business of $6.9 million to $10.3 million. The sum of the implied enterprise values for the merchandising e-commerce and advertising sales businesses resulted in a total implied enterprise value for iTurf of $35.4 million to $83.9 million. After making adjustments for, among other things, net operating assets and cross-shareholdings, Salomon Smith Barney calculated a total equity value for iTurf of $81.1 million to $132.6 million, or $3.41 to $5.58 per share.

    The low end of the exchange ratio range was calculated by dividing dELiA*s low equity value per share by the iTurf high equity value per share and the high end of the exchange ratio range was calculated by dividing dELiA*s high equity value per share by the iTurf low equity value per share. The implied exchange ratio range resulting from the comparable company analysis applied to LTM revenues was 0.8x to 2.8x.

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
    COMPARABLE COMPANY ANALYSIS BASED ON 2000 REVENUES. The projected revenues for fiscal 2000 ("2000 revenues") from dELiA*s retail stores are expected to be $46.0 million. The public companies deemed comparable to dELiA*s retail stores business in general trade at 0.2x to 0.6x 2000 revenues. The product of the revenue multiple range and retail store 2000 revenues implied an enterprise value range for the retail stores business of $9.2 million to $27.6 million. 2000 revenues from dELiA*s retail catalog business are expected to be $67.3 million. The public companies deemed comparable to dELiA*s retail catalog business in general trade at 0.6x to 0.9x 2000 revenues. The product of the revenue multiple range and retail catalog 2000 revenues implied an enterprise value range for the retail catalog business of $40.4 million to $60.6 million. The sum of the implied enterprise values for the retail stores and retail catalog businesses resulted in a total implied enterprise value for dELiA*s of $49.6 million to $88.2 million. After making adjustments for net operating assets and cross-shareholdings, Salomon Smith Barney calculated a total equity value for dELiA*s of $92.6 million to $145.0 million, or $5.52 to $8.64 per share.

    2000 revenues from iTurf's merchandising e-commerce business are expected to be $34.9 million. The public companies deemed comparable to iTurf's merchandising e-commerce business in general trade at 1.2x to 1.7x 2000 revenues. The product of the revenue multiple range and merchandising e-commerce 2000 revenues implied an enterprise value range for the merchandising e-commerce business of $41.9 million to $59.3 million. 2000 revenues from iTurf's advertising sales business are expected to be $5.3 million. The public companies deemed comparable to iTurf's advertising sales business in general trade at 1.2x to 3.3x 2000 revenues. The product of the revenue multiple range and advertising sales 2000 revenues implied an enterprise value range for the advertising sales business of $6.4 million to $17.6 million. The sum of the implied enterprise values for the merchandising e-commerce and advertising sales businesses resulted in a total implied enterprise value for iTurf of $48.3 million to $76.9 million. After making adjustments for, among other things, net operating assets and cross-shareholdings, Salomon Smith Barney calculated a total equity value for iTurf of $94.6 million to $125.0 million, or $3.98 to $5.26 per share.

    The low end of the exchange ratio range was calculated by dividing dELiA*s low equity value per share by the iTurf high equity value per share and the high end of the exchange ratio range was calculated by dividing dELiA*s high equity value per share by the iTurf low equity value per share. The implied exchange ratio range resulting from the comparable company analysis applied to 2000 revenues was 1.0x to 2.2x.

    COMPARABLE COMPANY ANALYSIS BASED ON 2001 REVENUES. The projected revenues for fiscal 2001 ("2001 revenues") from dELiA*s retail stores are expected to be $74.7 million. The public companies deemed comparable to dELiA*s retail stores business in general trade at 0.2x to 0.5x 2001 revenues. The product of the revenue multiple range and retail store 2001 revenues implied an enterprise value range for the retail stores business of $14.9 million to $37.3 million. 2001 revenues from dELiA*s retail catalog business are expected to be $68.1 million. The public companies deemed comparable to dELiA*s retail catalog business in general trade at 0.5x to 0.8x 2001 revenues. The product of the revenue multiple range and retail catalog 2001 revenues implied an enterprise value range for the retail catalog business of $34.0 million to $54.5 million. The sum of the implied enterprise values for the retail stores and retail catalog businesses resulted in a total implied enterprise value for dELiA*s of $49.0 million to $91.8 million. After making adjustments for net operating assets and cross-shareholdings, Salomon Smith Barney calculated a total equity value for dELiA*s of $84.4 million to $145.7 million, or $5.03 to $8.68 per share.

    2001 revenues from iTurf's merchandising e-commerce business are expected to be $40.4 million. The public companies deemed comparable to iTurf's merchandising e-commerce business in general trade at 0.6x to 1.0x 2001 revenues. The product of the revenue multiple range and merchandising e-commerce 2001 revenues implied an enterprise value range for the merchandising e-commerce business of $24.2 million to $40.4 million. 2001 revenues from iTurf's advertising sales business are

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
expected to be $13.9 million. The public companies deemed comparable to iTurf's advertising sales business in general trade at 0.6x to 2.2x 2001 revenues. The product of the revenue multiple range and advertising sales 2001 revenues implied an enterprise value range for the advertising sales business of $8.3 million to $30.6 million. The sum of the implied enterprise values for the merchandising e-commerce and advertising sales businesses resulted in a total implied enterprise value for iTurf of $32.6 million to $70.9 million. After making adjustments for net operating assets and cross-shareholdings, Salomon Smith Barney calculated a total equity value for iTurf of $78.7 million to $119.1 million, or $3.31 to $5.01 per share.

    The low end of the exchange ratio range was calculated by dividing dELiA*s low equity value per share by the iTurf high equity value per share and the high end of the exchange ratio range was calculated by dividing dELiA*s high equity value per share by the iTurf low equity value per share. The implied exchange ratio range resulting from the comparable company analysis applied to 2001 revenues was 1.0x to 2.6x.

    No company used in the comparable public company analysis described above is identical to dELiA*s or iTurf. Accordingly, an examination of the results of the analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the businesses and other facts that could affect the public trading values of the companies to which they are being compared.

(2) DISCOUNTED CASH FLOW ANALYSIS.

    Salomon Smith Barney applied a discounted cash flow analysis to the financial cash flow forecasts for dELiA*s and iTurf for the years 2000 to 2004. Using this information, Salomon Smith Barney calculated the net present value of free cash flow that each company could generate through 2004 using discount rates of 10%-12% for dELiA*s and 13.5%-15.5% for iTurf. Salomon Smith Barney's estimate of the appropriate discount rates was based on the weighted average cost of capital of comparable companies. Using these discount rates, Salomon Smith Barney also calculated the net present value of the implied terminal values of the two companies in the year 2004 based on exit multiples ranging from 5.0x to 7.0x for dELiA*s and 8.0x to 10.0x for iTurf. This analysis generated implied per share values of $10.7 to $12.7 for dELiA*s and $4.55 to $5.02 for iTurf, implying an exchange ratio range of 2.1x to 2.8x.

    Inherent in any discount cash flow analysis is the use of a number of assumptions, including the accuracy of projections, and the subjective determination of an appropriate terminal value and discount rate to apply to the projected cash flows of the entity under examination. Variations in any of those assumptions or judgements could significantly alter the results of a discounted cash flow analysis.

(3) NET TANGIBLE ASSETS ANALYSIS.

    Salomon Smith Barney conducted a net tangible assets analysis using financial information for dELiA*s and iTurf based on the consolidated balance sheets for dELiA*s and iTurf dated April 29, 2000, adjusted for cash, debt and intercompany payable/receivable estimates as of July 29, 2000 provided by the respective managements of dELiA*s and iTurf. Salomon Smith Barney calculated the net tangible assets for dELiA*s to be $19.5 million by subtracting total tangible liabilities from total tangible assets. dELiA*s total tangible assets of $87.3 million included cash and short-term investments of $2.6 million, other current assets of $52.2 million and long-term tangible assets of $32.5 million, but excluded goodwill and investment accounts with affiliated party investments. dELiA*s total tangible liabilities of $67.9 million included current liabilities of $15.7 million, deferred taxes of $27.4 million, total debt of $16.3 million and intercompany payables of $8.5 million. dELiA*s equity value of $41.1 million was calculated by adding dELiA*s 48% share of iTurf's net tangible assets of $21.6 million. Based on this analysis, Salomon Smith Barney determined the implied per share value of dELiA*s to be $2.45.

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
    Salomon Smith Barney calculated the net tangible assets for iTurf to be $44.9 million by subtracting total tangible liabilities from total tangible assets. iTurf's total tangible assets of $54.7 million included cash and short-term investments of $37.0 million, other current assets of $5.1 million, long-term tangible assets of $4.1 million and intercompany receivables of $8.5 million, but excluded goodwill and investment accounts with affiliated party investments. iTurf's total tangible liabilities of $9.8 million included current liabilities of $5.0 million and contingent cash liability from, according to management, the pending and probable earn-out associated with TheSpark.com acquisition of $4.8 million. iTurf's equity value of $45.6 million was calculated by adding iTurf's 3.3% share of dELiA*s net tangible assets of $0.6 million. Based on this analysis, Salomon Smith Barney determined the implied per share value of iTurf to be $1.92.

    Based on dELiA*s per share equity value of $2.45 and the iTurf per share equity value of $1.92, Salomon Smith Barney determined that the analysis implied an exchange ratio range of 1.2x to 1.4x.

    The preparation of a fairness opinion is a complex process not susceptible to partial analysis or summary descriptions. The summary set forth above is not and does not purport to be a complete description of the analyses underlying Salomon Smith Barney's opinion. Salomon Smith Barney believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors or the narrative description of the analyses, would create a misleading or incomplete view of the processes underlying its analyses and opinion.

    In performing its analyses, Salomon Smith Barney made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of dELiA*s or iTurf. The analyses which Salomon Smith Barney performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by the analyses. The analyses were prepared solely as part of Salomon Smith Barney's analysis of the fairness, from a financial point of view, of the exchange ratio to the independent, unaffiliated holders of dELiA*s common stock. The analyses do not purport to be appraisals or to reflect the prices at which a company or assets might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

    Pursuant to an engagement letter dated July 7, 2000, dELiA*s agreed to pay to Salomon Smith Barney a fee of $1,150,000, $500,000 of which was payable upon the delivery by Salomon Smith Barney of its fairness opinion and $650,000 of which is payable upon consummation of the merger. dELiA*s also agreed, under certain circumstances, to reimburse Salomon Smith Barney for all reasonable fees and expenses of Salomon Smith Barney's counsel and all of Salomon Smith Barney's reasonable travel and other out-of-pocket expenses incurred pursuant to Salomon Smith Barney's engagement. dELiA*s also agreed to indemnify Salomon Smith Barney and certain related persons against various liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. dELiA*s also agreed to engage Salomon Smith Barney as its financial advisor if it proposes to sell a material portion of its assets within a specified period after consummation of the merger or an alternative transaction. In addition, dELiA*s agreed to engage Salomon Smith Barney as its lead underwriter, placement agent or arranger in connection with an issuance of securities, or other external financing, within a specified period after consummation of the merger or an alternative transaction.

    Salomon Smith Barney is an internationally recognized investment banking firm that provides financial services in connection with a wide range of business transactions. As part of its business, Salomon Smith Barney regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other purposes. In addition, in the ordinary course of their business, Salomon Smith Barney and its affiliates may actively trade the securities of dELiA*s and iTurf for their own account and the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities. Salomon Smith Barney and its affiliates, including Citigroup Inc., may have other business relationships with dELiA*s, iTurf

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and their affiliates. The dELiA*s board retained Salomon Smith Barney based on
Salomon Smith Barney's expertise in the valuation of companies as well as its substantial experience in transactions such as the merger.

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE OF ITURF

    Pursuant to an engagement letter dated as of June 9, 2000, the iTurf special committee retained U.S. Bancorp Piper Jaffray to act as its financial advisor and, if requested, to render to the iTurf special committee an opinion regarding the fairness from a financial point of view to iTurf's Class A common stockholders, other than dELiA*s, Stephen Kahn and their affiliates, of the consideration paid in a possible transaction.

    U.S. Bancorp Piper Jaffray delivered to the iTurf special committee on August 16, 2000 its opinion, as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below, to the effect that the 1.715 exchange ratio was fair, from a financial point of view, to iTurf's Class A common stockholders, other than dELiA*s, Stephen Kahn and their affiliates. The opinion was subsequently delivered to the full board of directors of iTurf. A copy of U.S. Bancorp Piper Jaffray's written opinion is attached to this Joint Proxy Statement/ Prospectus as Annex C and is incorporated into this Joint Proxy Statement/Prospectus by reference.

    While U.S. Bancorp Piper Jaffray rendered its opinion, provided certain analyses to the iTurf special committee and participated in negotiations with dELiA*s and its representatives, U.S. Bancorp Piper Jaffray did not make any recommendation to the iTurf special committee as to the specific form or amount of the consideration to be received by dELiA*s stockholders in the proposed merger. U.S. Bancorp Piper Jaffray's written opinion, which was directed to the iTurf special committee and its board of directors, addresses only the fairness of the proposed 1.715 exchange ratio, from a financial point of view, to iTurf's Class A common stockholders, other than dELiA*s, Stephen Kahn and their affiliates, does not address iTurf's underlying business decision to participate in the merger and does not constitute a recommendation to any iTurf stockholder as to how a stockholder should vote with respect to the merger.

    In arriving at its opinion, U.S. Bancorp Piper Jaffray reviewed:

    - a draft of the merger agreement dated August 15, 2000

    - financial, operating and business information related to dELiA*s and iTurf

    - publicly available market and securities data of dELiA*s, iTurf and of selected public companies deemed comparable to various business lines of dELiA*s and iTurf

    - to the extent publicly available, financial information relating to certain acquisition transactions deemed relevant to the merger

    - internal financial information of iTurf on a stand-alone basis and on a combined basis with dELiA*s furnished by iTurf management

    - internal financial information of dELiA*s on a stand-alone basis furnished by dELiA*s management

In addition, U.S. Bancorp Piper Jaffray had discussions with members of senior management of both dELiA*s and iTurf concerning the financial condition, current operating results, balance sheet items, intercompany agreements and business outlook of dELiA*s, iTurf and the proposed combined company.

    In delivering its opinion to the iTurf special committee and board of directors, U.S. Bancorp Piper Jaffray prepared and delivered to the iTurf special committee and board of directors written materials containing various analyses and other information. Here is a summary of these materials.

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SELECTED MARKET INFORMATION

    U.S. Bancorp Piper Jaffray reviewed certain stock trading characteristics and market information for dELiA*s common stock and iTurf's Class A common stock, including stock price and volume comparisons for selected periods ended August 11, 2000, market capitalization, research coverage for dELiA*s and revenue performance versus consensus estimate information for iTurf. The closing price on August 11, 2000 of iTurf's Class A common stock was $3.25 and the closing price of dELiA*s common stock was $2.19. The average daily trading volume for the twelve months ended August 11, 2000 was 208,722 shares for iTurf and 167,942 shares for dELiA*s and for the three months ended August 11, 2000 was 93,257 shares for iTurf and 73,931 shares for dELiA*s.

    U.S. Bancorp Piper Jaffray calculated a ratio for dELiA*s common stock and iTurf's Class A common stock based on the historical trading prices of both stocks by dividing the per share price of dELIA*s common stock by the per share price of iTurf's Class A common stock. The average ratio of trading prices was calculated by U.S. Bancorp Piper Jaffray to be 0.64 since the date of the iTurf initial public offering in April 1999 and 0.67 as of August 11, 2000.

    For purposes of its opinion, U.S. Bancorp Piper Jaffray assumed that the shares of iTurf's Class B common stock that remain outstanding following the proposed merger, the shares of iTurf's Class A common stock held by dELiA*s at the time of the merger and the shares of iTurf's Class A common stock issued as merger consideration for the dELiA*s shares held by iTurf Finance Company at the time of the merger will be deemed held in the treasury of iTurf. U.S. Bancorp Piper Jaffray further assumed the issuance of the maximum number of iTurf shares, 2.7 million Class A common shares, pursuant to TheSpark.com earn-out.

COMPARABLE COMPANY ANALYSIS

    U.S. Bancorp Piper Jaffray used financial information and valuation ratios from publicly traded companies that have similar products, customers or markets to dELiA*s and iTurf to calculate implied values per share for each of dELiA*s and iTurf. U.S. Bancorp Piper Jaffray then compared these implied values per share for dELiA*s and iTurf to determine a range of implied exchange ratios.

    U.S. Bancorp Piper Jaffray used two groups of publicly traded companies to derive a range of values for each of the two components of dELiA*s core business: companies that are primarily store-based softline retailers and companies that are primarily softline catalog companies. The first group was selected from publicly traded companies that are primarily store-based softline retailers with a market capitalization of less than $400 million and included the following companies: bebe stores, The Buckle, Cache, Gadzooks, Gymboree, Hot Topic, Track n' Trail, Urban Outfitters and Wet Seal. The second group was selected from publicly traded companies that are primarily softline catalog companies with a market capitalization of less than $400 million and included the following companies: Blair Corporation, Coldwater Creek, J. Jill and Hanover Direct.

    U.S. Bancorp Piper Jaffray used two groups of publicly traded companies to derive a range of values for each of the two components of iTurf's core business: e-commerce retailers and content/ community internet companies. The first group was selected from publicly traded e-commerce retailers and included the following companies: Alloy, Ashford.com, Drugstore.com, eToys, FogDog.com, Garden.com, Pets.com and PlanetRX.com. The second group was selected from publicly traded content/community internet companies and included the following companies: iVillage, Snowball.com, Sportsline.com, theglobe.com, Uproar and Women.com.

    For each group of companies, U.S. Bancorp Piper Jaffray calculated the minimum, midpoint (the average of the mean and median) and maximum ratios of company value versus revenue for each of the latest 12 months, estimated fiscal 2000 and estimated fiscal 2001. The ratios for each group were multiplied by revenues and expected revenues of the corresponding component of dELiA*s or iTurf's business, as the case may be, and then aggregated to produce a minimum, midpoint and maximum implied value of dELiA*s or iTurf's core business, as the case may be. Proceeds from the assets held for sale by dELiA*s and iTurf as estimated by dELiA*s and iTurf management to be allocable to dELiA*s and iTurf and the market value of shares held by each company in the other were added to these amounts, and their respective debt was subtracted from these amounts, to produce a minimum, midpoint and maximum implied equity value for dELiA*s or iTurf, as the case may be. U.S. Bancorp Piper Jaffray then calculated an implied value per share based on fully diluted shares outstanding as of August 11, 2000.

    This analysis produced implied values per share for iTurf and dELiA*s, and the resulting implied exchange ratios based on those implied values as follows:

MINIMUM IMPLIED EXCHANGE RATIO(1)                               LTM        2000       2001
------------------------------------------------------------  --------   --------   --------
dELiA*s Implied Value Per Share.............................   $ 3.88     $4.77      $ 4.80
iTurf Implied Value Per Share...............................   $ 4.74     $5.42      $ 4.23
                                                               ------     -----      ------
Implied Exchange Ratio......................................     0.82x     0.88x       1.13x

MIDPOINT IMPLIED EXCHANGE RATIO(2)
dELiA*s Implied Value Per Share.............................   $ 5.36     $6.51      $ 6.53
iTurf Implied Value Per Share...............................   $ 3.60     $2.99      $ 2.53
                                                               ------     -----      ------
Implied Exchange Ratio......................................     1.49x     2.17x       2.58x
  Mean......................................................                                      2.08x
  Median....................................................                                      2.17x

MAXIMUM IMPLIED EXCHANGE RATIO(3)
dELiA*s Implied Value Per Share.............................   $10.56     $9.71      $10.18
iTurf Implied Value Per Share...............................   $ 1.64     $1.19      $ 0.73
                                                               ------     -----      ------
Implied Exchange Ratio......................................     6.43x     8.13x      13.98x

------------------------

(1) Calculated using minimum multiple analysis for dELiA*s and maximum multiple analysis for iTurf

(2) Calculated using midpoint multiple analysis for both dELiA*s and iTurf

(3) Calculated using maximum multiple analysis for dELiA*s and minimum multiple analysis for iTurf

DELIA*S MERGER AND ACQUISITION MULTIPLE ANALYSIS

    U.S. Bancorp Piper Jaffray reviewed merger and acquisition transactions involving acquired entities, the business of which it deemed comparable to the two core business units of dELiA*s, in order to derive selected multiples for those transactions which could be compared to comparable multiples calculated for the value of dELiA*s implied in the proposed merger transaction. Due to the lack of acquisition transactions involving businesses deemed comparable to iTurf, U.S. Bancorp Piper Jaffray did not perform a similar analysis for iTurf, nor, accordingly, was it able to derive a range of implied exchange ratios using this methodology.

    U.S. Bancorp Piper Jaffray selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

    - transactions that were announced or completed between January 1, 1996 and August 11, 2000.

    - transactions equal to or less than $400 million in size.

    - transactions in which the target company operates in the store-based apparel retail industry or the catalog-based apparel retail industry.

    The companies selected are shown in the following table:

                         STORE-BASED APPAREL RETAIL
----------------------------------------------------------------------------
               TARGET                                ACQUIROR
               ------                                --------
Catherines Stores Corp.                Charming Shoppes Inc.
K&G Men's Center Inc.                  Men's Wearhouse
Club Monaco                            Polo Ralph Lauren
Shonac Corp.                           Value City Department Stores
Frederick's of Hollywood, Inc.         Knightsbridge Investor Group

                        CATALOG-BASED APPAREL RETAIL
----------------------------------------------------------------------------
               TARGET                                ACQUIROR
               ------                                --------
Storybook Heirloom                     Fulcrum Direct
Eastbay Inc.                           Woolworth
Chadwick's                             Brylane L.P.

    U.S. Bancorp Piper Jaffray separately reviewed the five transactions related to the store-based apparel retail market and the three transactions related to the catalog-based apparel retail industry to calculate minimum, mean, median and maximum revenue multiples for the latest twelve month period. U.S. Bancorp Piper Jaffray reduced the revenue multiples by 25% to remove an assumed control premium paid in these transactions.

    U.S. Bancorp Piper Jaffray compared the resulting multiples to an implied revenue multiple for dELiA*s derived from the implied value of dELiA*s core business. U.S. Bancorp Piper Jaffray calculated the implied value of dELiA*s core business by adding debt to, and subtracting cash, assets held for sale and the value of dELiA*s interest in iTurf from, the value of the consideration to be paid to dELiA*s stockholders in the merger, assuming the value of iTurf's Class A shares as of market close on August 11, 2000. The implied value of dELiA*s core business was compared to dELiA*s latest twelve months revenue to produce an implied revenue multiple for dELiA*s of 0.54x.

                                               MERGER AND ACQUISITION MULTIPLES(1)
                                            -----------------------------------------
                                            MINIMUM      MEAN      MEDIAN    MAXIMUM
                                            --------   --------   --------   --------
Retail LTM Revenue Multiples..............    0.29x      0.46x      0.39x      0.82x
Catalog LTM Revenue Multiples.............    0.38x      0.59x      0.51x      0.90x
Average LTM Revenue Multiples.............    0.33x      0.53x      0.45x      0.86x

------------------------

(1) The multiples were reduced by 25% to remove the implied control premium in these transactions.

DISCOUNTED CASH FLOW ANALYSIS

    U.S. Bancorp Piper Jaffray performed a discounted cash flow analysis for each of dELiA*s and iTurf in which it calculated the present value of the projected future cash flows of dELiA*s and iTurf. The resulting value per share results for each company were then compared by U.S. Bancorp Piper Jaffray with each other to produce a minimum, median and maximum implied exchange ratio.

    U.S. Bancorp Piper Jaffray estimated a range of theoretical values for dELiA*s based on the net present value of its implied annual cash flows and a terminal value for dELiA*s in fiscal 2005 calculated based upon a multiple of EBITDA. U.S. Bancorp Piper Jaffray applied a range of discount rates of 18% to 22% and a range of terminal value multiples of 5x to 7x of forecasted fiscal 2005 earnings before interest, taxes, depreciation and amortization.

    U.S. Bancorp Piper Jaffray estimated a range of theoretical values for iTurf based on the net present value of its implied annual cash flows and a terminal value for iTurf in fiscal 2005 calculated based upon a multiple of EBITDA. U.S. Bancorp Piper Jaffray applied a range of discount rates of

25% to 35% and a range of terminal value multiples of 10x to 14x of forecasted fiscal 2005 earnings before interest, taxes, depreciation and amortization. This analysis yielded the following results:

                                                   IMPLIED VALUE PER SHARE
                                               --------------------------------
                                                MINIMUM      MEDIAN    MAXIMUM
                                               ----------   --------   --------
dELiA*s......................................    $6.98       $8.30      $9.83
iTurf........................................    $2.01       $2.50      $3.19

                                                    IMPLIED EXCHANGE RATIO
                                               --------------------------------
                                                  Minimum(1)             2.19x
                                                  Median(2)              3.32x
                                                  Maximum(3)             4.90x

------------------------

(1) Minimum exchange ratio was calculated by dividing minimum implied value per share of dELiA*s by maximum implied value per share of iTurf

(2) Median exchange ratio was calculated by dividing median implied value per share of dELiA*s by median implied value per share of iTurf

(3) Maximum exchange ratio was calculated by dividing maximum implied value per share of dELiA*s by minimum implied value per share of iTurf

PRO FORMA CONTRIBUTION ANALYSIS

    U.S. Bancorp Piper Jaffray analyzed the expected contributions of each of iTurf and dELiA*s to sales, gross profit, EBITDA (earnings before interest, taxes, depreciation and amortization) and EBIT (earnings before interest and taxes) of the combined company for fiscal 2001 through fiscal 2004 based on data furnished by the managements of iTurf and dELiA*s. The analysis indicated that during these periods iTurf would contribute to the combined entity sales ranging from 25.7% to 28.6%, gross profit ranging from 31.8% to 34.8%, EBITDA ranging from (243.2%) to 26.2% and EBIT ranging from (502.0%) to 16%. The iTurf Class A stockholders will own approximately 30.6% of the combined entity, after giving effect to the assumed issuance of approximately 2.7 million shares to satisfy iTurf's contingent obligations to the former stockholders of TheSpark.com Inc.

ACCRETION/DILUTION ANALYSIS

    U.S. Bancorp Piper Jaffray also analyzed pro forma effects resulting from the impact of the transaction on the projected earnings per share and revenue per share of the combined company for fiscal 2001 through fiscal 2004 using management estimates for iTurf and dELiA*s. This analysis was performed both with and without taking into account operating cost synergies and incremental sales that management of iTurf and dELiA*s estimated the combined company may realize following consummation of the transaction. The results of the analysis were as follows:

                                      PERCENTAGE ACCRETION TO EARNINGS PER SHARE
                                     ---------------------------------------------
                                       2001        2002        2003        2004
                                     ---------   ---------   ---------   ---------
Accretion with synergies...........      49%        135%        412%        272%
Accretion without synergies........      66         109         159         100

                                      PERCENTAGE ACCRETION TO REVENUES PER SHARE
                                     ---------------------------------------------
                                       2001        2002        2003        2004
                                     ---------   ---------   ---------   ---------
Accretion with synergies...........     116%        108%        119%        131%
Accretion without synergies........     114         106         117         129

COMBINED COMPANY DISCOUNTED CASH FLOW ANALYSIS

    U.S. Bancorp Piper Jaffray also performed a discounted cash flow analysis to calculate a range of theoretical values for the combined entity that could result from the proposed merger. U.S. Bancorp Piper Jaffray estimated a range of theoretical values for the combined entity. These values were based on the net present value of the combined company's projected annual cash flows and a terminal value for the combined company in fiscal 2005 based on a multiple of earnings before interest, taxes, depreciation and amortization. U.S. Bancorp Piper Jaffray applied dELiA*s and iTurf managements' assumptions that the combination would produce synergies that would result in cost savings and would result in incremental increases in sales. U.S. Bancorp Piper Jaffray applied a range of discount rates of 22% to 26% and a range of terminal value multiples of 7x to 9x of forecasted fiscal 2005 earnings before interest, taxes, depreciation and amortization. This analysis yielded the following results:

IMPLIED PER SHARE EQUITY VALUE OF COMBINED COMPANY
--------------------------------------------------
Minimum.....................................................   $3.70
Median......................................................    4.41
Maximum.....................................................    5.24

PREMIUMS PAID DATA

    U.S. Bancorp Piper Jaffray reviewed publicly available information for selected completed acquisition transactions fulfilling the following criteria:

    - transaction completed between January 1, 1993 and July 27, 2000.

    - transactions in which the acquiring company owned 50% or more of the equity of the target immediately prior to the transaction. U.S. Bancorp Piper Jaffray found one transaction in which a company owning more than 50% of the equity of another company was acquired by the company in which it owned more than 50% of the equity.

    - transactions in which the acquiring company purchased all the remaining interest in the target.

    U.S. Bancorp Piper Jaffray assumed that these transactions do not involve a change of control and therefore can illustrate the relationship of deal value to target market price where no premium for control is anticipated in the pricing of the transaction. The surveyed transactions were not screened for cash consideration versus stock consideration and generally represent a parent's acquisition of its subsidiary, differences from the proposed merger between dELiA*s and iTurf which adversely affect comparability. U.S. Bancorp Piper Jaffray also noted that any comparison to prevailing trading prices is significantly less meaningful where the market for securities such as dELiA*s and iTurf is characterized by relative illiquidity, limited public float, limited research analyst coverage, various overlapping stock ownership and operating relationships and other factors. However, the data does demonstrate the wide range of premiums and discounts paid relative to market in non-change of control transactions, which can be attributed to intrinsic value and other considerations, not related to market price, affecting the securities being exchanged.

    U.S. Bancorp Piper Jaffray found 132 transactions that satisfied the criteria. Based on share prices one day, one week and four weeks before announcement of the transactions, these transactions disclosed a range of discounts and premiums from a discount of (41%) to a premium of 349%. Based upon an assumed announcement date of August 15, 2000 and the proposed exchange ratio, U.S. Bancorp Piper Jaffray calculated an implied premium payable in the merger to dELiA*s stockholders ranging from 92% to 132% using share prices of dELiA*s one day, one week, four weeks and the four week average prior to the assumed announcement date.

    In reaching its conclusion as to the fairness of the exchange ratio and in its presentation to the iTurf special committee and board of directors, U.S. Bancorp Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion.

The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. U.S. Bancorp Piper Jaffray believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

    The analyses of U.S. Bancorp Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to iTurf, dELiA*s or the merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which iTurf and dELiA*s were compared and other factors that could affect the public trading value of the companies.

    For purposes of its opinion, U.S. Bancorp Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to it by iTurf and dELiA*s and otherwise made available to it and did not assume responsibility for the independent verification of that information. Information prepared for financial planning purposes was not prepared with the expectation of public disclosure. U.S. Bancorp Piper Jaffray relied upon the assurances of the respective managements of iTurf and dELiA*s that the information provided to it by iTurf and dELiA*s was prepared on a reasonable basis, the financial planning data, forecasts and other business outlook information reflect the best currently available estimates of management, and management was not aware of any information or facts that would make the information provided to U.S. Bancorp Piper Jaffray incomplete or misleading. U.S. Bancorp Piper Jaffray also relied upon the assurances of the respective managements of iTurf and dELiA*s that the assumptions relating to the projected financial performance of iTurf and dELiA*s that were provided to U.S. Bancorp Piper Jaffray by the respective managements of iTurf and dELiA*s, and from which the financial forecasts for fiscal 2003, 2004 and 2005 were derived, reflect the best currently available estimates and judgments of the respective managements of iTurf and dELiA*s. U.S. Bancorp Piper Jaffray further relied upon the assurances of the respective managements of iTurf and dELiA*s that the financial forecasts for fiscal 2003, 2004 and 2005 derived by U.S. Bancorp Piper Jaffray represented a reasonable application of the assumptions provided by the respective managements of iTurf and dELiA*s. U.S. Bancorp Piper Jaffray expressed no opinion with respect to any financial forecast or related assumptions on which they were based.

    After the merger agreement was signed and it had delivered its opinion, U.S. Bancorp Piper Jaffray was advised by dELiA*s management that revenue data for the 12 months ended April 29, 2000, which was provided to both financial advisors, included revenue from Dot Dot Dash, a catalog title which has ceased publication, and from a business which dELiA*s and iTurf intend to divest, while the comparable iTurf revenue data provided to both financial advisors did not include revenue from these sources, and that fiscal 2000 estimated revenue data for dELiA*s, which was also provided to both financial advisors, excluded revenue from several retail stores which should have been included by dELiA*s management to ensure comparability of dELiA*s data across historical periods. At this time, U.S. Bancorp Piper Jaffray determined in consultation with iTurf management that changes in non-cash working capital of iTurf used by U.S. Bancorp Piper Jaffray in its discounted cash flow analyses for iTurf and the combined company were greater than iTurf's internal estimates. U.S. Bancorp Piper Jaffray recalculated certain of its analyses as of the date of its opinion, August 16, 2000, based on this revised data and presented this information to the special committee of iTurf. See "Financial Projections of dELiA*s" and "Financial Projections of iTurf."

    For purposes of its opinion, U.S. Bancorp Piper Jaffray assumed that the merger will constitute a "reorganization" within the meaning of Section
368(a) of the Internal Revenue Code and that the merger will be treated as a purchase for accounting purposes. U.S. Bancorp Piper Jaffray also assumed that, in the course of obtaining the necessary regulatory approvals and consents for the merger, no restrictions will be imposed that have a material adverse effect on the contemplated benefits of the merger to iTurf and its stockholders.

    In arriving at its opinion, U.S. Bancorp Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities of iTurf or dELiA*s, and was not furnished with any such appraisals or valuations. Without limiting the generality of the foregoing, U.S. Bancorp Piper Jaffray expressed no opinion regarding the proceeds estimated by dELiA*s and iTurf managements from the proposed sale of the TSI Soccer, Storybook Heirlooms or Droog businesses and the allocation of those proceeds. U.S. Bancorp Piper Jaffray analyzed iTurf and dELiA*s as going concerns and accordingly expressed no opinion as to the liquidation value of any entity. U.S. Bancorp Piper Jaffray expressed no opinion as to the price at which shares of iTurf or dELiA*s common stock have traded or at which the shares of iTurf, dELiA*s or the combined company may trade at any future time. The opinion is based on information available to U.S. Bancorp Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. U.S. Bancorp Piper Jaffray has not undertaken to and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was given.

    U.S. Bancorp Piper Jaffray was not asked to and accordingly did not solicit or review alternative business combination transactions or other strategic alternatives to the proposed merger. U.S. Bancorp Piper Jaffray expressed no view as to, and its opinion does not address, the relative merits of the proposed merger as compared to any alternative business strategies or the effect of any other transaction in which iTurf might engage, including a transaction which may result in a change of control of iTurf affecting the holders of any class of capital stock of iTurf.

    U.S. Bancorp Piper Jaffray, as a customary part of its investment banking business, evaluates businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. The iTurf special committee selected U.S. Bancorp Piper Jaffray because of its expertise, reputation and familiarity with the consumer goods and Internet industries in general and with iTurf in particular. U.S. Bancorp Piper Jaffray maintains a market in the common stock of iTurf and dELiA*s and provides research coverage on iTurf and dELiA*s. In the ordinary course of its business, U.S. Bancorp Piper Jaffray and its affiliates may actively trade securities of iTurf or dELiA*s for their own accounts or the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities.

    Under the terms of the engagement letter dated June 9, 2000, iTurf has agreed to pay U.S. Bancorp Piper Jaffray a fee equal to $1,125,000. Of the total fee, $100,000 was paid as a non-refundable retainer, $400,000 was paid upon delivery of the fairness opinion and $625,000 is payable upon consummation of a transaction, including the merger. Whether or not the transaction is consummated, iTurf has agreed to pay the reasonable out-of-pocket expenses of U.S. Bancorp Piper Jaffray and to indemnify U.S. Bancorp Piper Jaffray against liabilities incurred. These liabilities include liabilities under the federal securities laws in connection with the engagement of U.S. Bancorp Piper Jaffray by the special committee.

FINANCIAL PROJECTIONS OF DELIA*S

    dELiA*s provided Salomon Smith Barney and U.S. Bancorp Piper Jaffray with non-public financial projections for dELiA*s prepared by dELiA*s senior management in connection with both financial advisors' evaluation of the merger. The projections excluded iTurf and three businesses which dELiA*s and iTurf intend to divest. The material portions of these projections are stated below. You should note that the information presented in the following table has not been audited and does not include all the information required by generally accepted accounting principles in a complete set of financial statements:

                                                              FISCAL 2000   FISCAL 2001   FISCAL 2002
                                                              -----------   -----------   -----------
                                                                           (IN MILLIONS)
Net Revenues................................................    $  113.3      $  142.8      $  174.0
Earnings (loss) before interest and taxes...................        (9.8)          1.1           9.0

    In addition, dELiA*s management provided both financial advisors with assumptions for the advisors to use in preparing their own estimates for dELiA*s financial performance in fiscal 2003, fiscal 2004 and fiscal 2005. The following is a summary of these assumptions:

    - dELiA*s will open 20, 25 and 30 new stores in fiscal 2003, fiscal 2004 and fiscal 2005.

    - Comparable store sales will increase by 5% year-over-year during this period.

    - Catalog sales will increase by 5% each year during this period.

    - Catalog circulation will increase in line with sales.

    - Gross margins will increase by 0.5 percentage points each year during this period.

    - Operating expenses as a percentage of sales will decline by 0.5 percentage points each year during this period.

dELiA*s management reviewed the separate financial estimates prepared by the financial advisors using these assumptions and determined that these estimates represented a reasonable application of these assumptions.

    dELiA*s management also provided both financial advisors with an estimate of the proceeds from the sale of the three businesses which dELiA*s and iTurf intend to divest and the allocation of those proceeds between dELiA*s and iTurf.

    After the merger agreement was signed and while this Joint Proxy Statement/Prospectus was being prepared, dELiA*s management realized that revenue data for the 12 months ended April 29, 2000 ("LTM"), which was provided to both financial advisors, included revenue from Dot Dot Dash, a catalog title which has ceased publication, and from a business which dELiA*s and iTurf intend to divest, while the comparable iTurf revenue data did not include revenue from these sources. In addition, dELiA*s management realized that fiscal 2000 estimated revenue data for dELiA*s, which was provided to both financial advisors in connection with their respective comparable company analyses, excluded revenue from several retail stores which should have been included to ensure comparability of dELiA*s data across historical periods.

    dELiA*s management notified both financial advisors and iTurf of this information and provided (1) revised dELiA*s LTM revenue data which excluded Dot Dot Dash and the business which dELiA*s and iTurf intend to divest so as to be consistent with the comparable iTurf LTM revenue data and (2) revised estimated fiscal 2000 revenue data which included the revenue from the several retail stores which should have been included initially.

    dELiA*s management determined that the changes described above had no material effect on the factors taken into account by the board in recommending the merger and that it was not necessary to ask Salomon Smith Barney to revise its comparable company analysis based on the revised information provided by management. Stephen I. Kahn, the chairman of the board of directors of dELiA*s, contacted each of the members of the board of directors of dELiA*s individually to consult with them regarding this determination. Each of the board members agreed with this determination.

    U.S. Bancorp Piper Jaffray determined that LTM revenue data was used in two of the analyses presented to the special committee and the board of directors of iTurf on August 16, 2000. U.S. Bancorp Piper Jaffray determined that the fiscal 2000 revenue data was used in the comparable company analysis presented to the special committee and the board of directors of iTurf on August 16, 2000.

    U.S. Bancorp Piper Jaffray recalculated, as of August 16, 2000, the implied exchange ratios derived from the comparable company analysis by replacing the LTM and fiscal 2000 revenue data used in U.S. Bancorp Piper Jaffray's comparable company analysis, as of August 16, 2000, with the revised LTM and fiscal 2000 revenue data and without any other change or update to the data and information used in that analysis. The recalculation produced the following implied exchange ratios based on LTM revenues: the minimum implied exchange ratio would have been 0.80x instead of 0.82x, the midpoint exchange ratio would have been 1.47x instead of 1.49x and the maximum exchange ratio would have been 6.38x instead of 6.43x. The recalculation also produced the following implied exchange ratios based on fiscal 2000 revenues: the minimum implied exchange ratio would have remained 0.88x, the midpoint implied exchange ratio would have been 2.19x instead of 2.17x and the maximum implied exchange ratio would have been 8.25x instead of 8.13x. U.S. Bancorp Piper Jaffray also noted that the median implied exchange ratio of the midpoint implied exchange ratios for all the periods (LTM, fiscal 2000 and fiscal 2001) would have been 2.19x instead of 2.17x.

    U.S. Bancorp Piper Jaffray recalculated, as of August 16, 2000, the implied LTM revenue multiple for dELiA*s by replacing the LTM revenue data used in the dELiA*s merger and acquisition multiple analysis performed by U.S. Bancorp Piper Jaffray, as of August 16, 2000, with the revised LTM revenue data and without any other change or update to the data and information used in that analysis. The recalculation indicated that the implied LTM revenue multiple for dELiA*s would have been 0.56x instead of 0.54x.

    On August 25, 2000, the iTurf special committee convened a telephonic meeting. At this meeting, U.S. Bancorp Piper Jaffray presented to the special committee a summary of the recalculated analyses as of August 16, 2000 based on the revised data provided to U.S. Bancorp Piper Jaffray by dELiA*s management. U.S. Bancorp Piper Jaffray advised the special committee that if the revised LTM revenue data and the revised estimated fiscal 2000 revenue data had been available to U.S. Bancorp Piper Jaffray when it delivered its opinion on August 16, its opinion, as of that date, as to the fairness of the exchange ratio from a financial point of view to iTurf's Class A stockholders, other than dELiA*s, Stephen Kahn and their affiliates, would not have been different. The special committee discussed the summary, reviewed the existing LTM revenue and estimated fiscal 2000 revenue analyses, and in view of the amount of the changes and U.S. Bancorp Piper Jaffray's advice to the special committee, reaffirmed its recommendation of the transaction. The chairperson of the special committee so notified the chairperson of the iTurf board of directors, who, in turn, notified the remainder of the iTurf board.

    dELiA*s is not including these projections in this Joint Proxy Statement/Prospectus to influence your vote with respect to the merger. dELiA*s projections were not prepared with a view to public disclosure, use in this Joint Proxy Statement/Prospectus or compliance with published guidelines of the Securities and Exchange Commission, nor were they prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. In the view of dELiA*s management, the projections were prepared on a reasonable basis, reflect the best currently available estimates and judgments of management and present, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of dELiA*s. However, this information is not fact and should not be relied upon as necessarily indicative of future results, and you should not place undue reliance on the projections.

    Neither dELiA*s independent auditors, nor any other independent accountants, has compiled, examined or performed any procedures with respect to the projections, nor have they expressed any opinion or any other form of assurance on the projections or their achievability, and they assume no responsibility for, and disclaim any association with, the projections.

    The assumptions and estimates underlying the projections are inherently uncertain and, though considered reasonable by the management of dELiA*s as of the date hereof, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. See "Risk Factors." Accordingly, there can be no assurance that the projections are indicative of the future performance of dELiA*s or that actual results will not be materially higher or lower than those contained in the projections. Inclusion of the projections in this Joint Proxy Statement/Prospectus should not be regarded as a representation by any person that the results contained in the projections will be achieved.

    dELiA*s does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, dELiA*s does not intend to update or otherwise revise the projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, dELiA*s does not intend to update or revise the projections to reflect changes in general economic or industry conditions.

    See "Risk Factors" for a discussion of various factors that could materially affect dELiA*s financial condition, results of operations, business or prospects.

FINANCIAL PROJECTIONS OF ITURF

    iTurf provided Salomon Smith Barney and U.S. Bancorp Piper Jaffray with non-public financial projections for iTurf prepared by iTurf's senior management in connection with both financial advisors' evaluation of the merger. The projections excluded three businesses which dELiA*s and iTurf intend to divest. The material portions of these projections are stated below. You should note that the information presented in the following table has not been audited and does not include all the information required by generally accepted accounting principles in a complete set of financial statements:

                                                              FISCAL 2000   FISCAL 2001   FISCAL 2002
                                                              -----------   -----------   -----------
                                                                           (IN MILLIONS)
Net Revenues................................................    $   40.2      $   54.3      $   69.7
Earnings (loss) before interest and taxes...................       (32.6)        (22.6)         (7.5)

    In addition, iTurf management provided both financial advisors with assumptions for the advisors to use in preparing their own estimates for iTurf's financial perfomance in fiscal 2003, fiscal 2004 and fiscal 2005. The following is a summary of these assumptions:

    - Product sales will increase at the same rate as dELiA*s catalog sales.

    - Advertising revenues will increase by 30% from fiscal 2002 to fiscal 2003, 25% from fiscal 2003 to fiscal 2004 and 20% from fiscal 2004 to fiscal 2005.

    - Direct marketing expense as a percentage of revenue will be 11%, 15% and 15% in fiscal 2003, fiscal 2004 and fiscal 2005.

    - Operating expenses for iTurf's community and content businesses and its core technology, finance and administration, executive and corporate strategy groups will increase by 10% per year in fiscal 2003, fiscal 2004 and fiscal 2005.

    - Advertising sales and sales support will represent 10%, 11% and 12% of advertising revenues in fiscal 2003, fiscal 2004 and fiscal 2005.

    - Capital expenditures in fiscal 2003, fiscal 2004 and fiscal 2005 will be $1.0 million per year.

    - At the end of each period measured, accounts receivable will represent 45 days' sales based on the average daily sales in that period.

iTurf management reviewed the separate financial estimates prepared by the financial advisors using these assumptions and determined that these estimates represented a reasonable application of these assumptions.

    In addition, iTurf projected that it would issue approximately 2,684,000 shares of its Class A common stock and pay $4.6 million in cash to the former stockholders of TheSpark.com Inc. to satisfy contingent performance-based obligations due in 2001 and 2002 in connection with iTurf's acquisition of that company.

    iTurf's management also provided both financial advisors with an estimate of the proceeds from the sale of the three businesses which dELiA*s and iTurf intend to divest and the allocation of those proceeds between dELiA*s and iTurf.

    After the merger agreement was signed and while this Joint Proxy Statement/Prospectus was being prepared, U.S. Bancorp Piper Jaffray determined in consultation with iTurf management that the estimates of changes in non-cash working capital of iTurf for future periods calculated by U.S. Bancorp Piper Jaffray and reviewed by iTurf management showed greater increases than iTurf's internal estimates. U.S. Bancorp Piper Jaffray determined that the iTurf working capital data was used in its discounted cash flow analyses for iTurf and the combined company presented to the special committee and the board of directors of iTurf on August 16, 2000.

    U.S. Bancorp Piper Jaffray recalculated, as of August 16, 2000, the implied price per share for iTurf and the implied exchange ratio for the merger by replacing the change in non-cash working capital data used in the discounted cash flow analyses with revised working capital data. The recalculation produced the following implied prices per share for iTurf: the minimum implied price per share of iTurf would have been $2.40 instead of $2.01, the median implied price per share of iTurf would have been $2.92 instead of $2.50 and the maximum implied price per share of iTurf would have been $3.64 instead of $3.19. The recalculation produced the following implied exchange ratios: the minimum implied exchange ratio would have been 1.92x instead of 2.19x, the median implied exchange ratio would have been 2.84x instead of 3.32x and the maximum implied exchange ratio would have been 4.10x instead of 4.90x. The recalculation also produced the following implied per share equity values of the combined company: the minimum implied equity value per share of the combined company would have been $3.96 instead of $3.70, the median implied equity value per share of the combined company would have been $4.68 instead of $4.41 and the maximum implied equity value per share of the combined company would have been $5.52 instead of $5.24.

    On August 31, 2000, the iTurf special committee convened a telephonic meeting. At this meeting, U.S. Bancorp Piper Jaffray presented to the special committee a summary of the recalculated discounted cash flow analyses as of August 16, 2000. U.S. Bancorp Piper Jaffray also reviewed with the special committee the recalculated analyses as of August 16, 2000 based on the revised dELiA*s LTM and estimated fiscal 2000 revenue data which U.S. Bancorp Piper Jaffray had presented to the special committee on August 25, 2000. U.S. Bancorp Piper Jaffray advised the special committee that if the revised iTurf change in non-cash working capital data and the revised dELiA*s LTM revenue data and the revised dELiA*s estimated fiscal 2000 revenue data had been used when U.S. Bancorp Piper Jaffray delivered its opinion on August 16, 2000, its opinion, as of that date, as to the fairness of the exchange ratio from a financial point of view to iTurf's Class A stockholders, other than dELiA*s, Stephen Kahn and their affiliates, would not have been different. The special committee discussed the summary, reviewed the existing discounted cash flow analyses, reviewed the information provided at the August 25, 2000 telephonic meeting of the special committee discussed above under "Financial Projections of dELiA*s," and in view of the amount of the changes and U.S. Bancorp Piper Jaffray's advice to the special committee, the special committee reaffirmed its recommendation of the transaction. The chairperson of the special committee so notified the chairperson of the iTurf board of directors, who, in turn, notified the remainder of the iTurf board.

    iTurf is not including these projections in this Joint Proxy Statement/Prospectus to influence your vote with respect to the merger. iTurf's projections were not prepared with a view to public disclosure, use in this Joint Proxy Statement/Prospectus or compliance with published guidelines of the Securities and Exchange Commission, nor were they prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. In the view of iTurf's management, the projections were prepared on a reasonable basis, reflect the best currently available estimates and judgments of management and present, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of iTurf. However, this information is not fact and should not be relied upon as necessarily indicative of future results, and you should not place undue reliance on the projections.

    Neither iTurf's independent auditors, nor any other independent accountants, has compiled, examined or performed any procedures with respect to the projections, nor have they expressed any opinion or any other form of assurance on the projections or their achievability, and they assume no responsibility for, and disclaim any association with, the projections.

    The assumptions and estimates underlying the projections are inherently uncertain and, though considered reasonable by the management of iTurf as of the date hereof, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. See "Risk Factors." Accordingly, there can be no assurance that the projections are indicative of the future performance of iTurf or that actual results will not be materially higher or lower than those contained in the projections. Inclusion of the projections in this Joint Proxy Statement/Prospectus should not be regarded as a representation by any person that the results contained in the projections will be achieved.

    iTurf does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, iTurf does not intend to update or otherwise revise the projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, iTurf does not intend to update or revise the projections to reflect changes in general economic or industry conditions.

    See "Risk Factors" for a discussion of various factors that could materially affect iTurf's financial condition, results of operations, business and prospects.

RECOMMENDATION OF THE DELIA*S BOARD OF DIRECTORS

    The dELiA*s board of directors believes that the merger is advisable and in the best interests of dELiA*s and the dELiA*s stockholders, other than iTurf, Stephen I. Kahn, his family members and other persons whose shares may be voted by Mr. Kahn under a stockholders agreement and members of the managements of iTurf and dELiA*s who own shares in both companies. Accordingly, the dELiA*s board of directors has approved the merger agreement and recommends that dELiA*s stockholders vote "FOR" approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger.

    The dELiA*s board of directors based its decision to approve the merger agreement and recommend its approval and adoption to dELiA*s stockholders on its belief that:

        1. The merger will facilitate more effective management of the companies' direct marketing businesses. Currently, dELiA*s operates the dELiA*s catalog business and iTurf operates the dELiAs.cOm Internet business. The dELiA*s board found that this has caused the two companies to compete for many of the same customers. The dELiA*s board believes that the two businesses can be operated more efficiently with closer integration and coordination. For example, the combined company will be able to mail fewer catalogs and instead send more lower-cost e-mail messages to customers because it will be indifferent to whether a sale to a customer is made through a telephone order or through the Internet. This level of integration and coordination is difficult to achieve in a corporate structure with divergent equity incentives.

        2. The merger will allow the combined company to sell integrated on-line/offline packages to advertisers. Increasingly, advertisers are looking for ways to market to teens and young adults through multiple channels. The combination of iTurf's online assets with dELiA*s offline assets will enable the combined company to offer advertisers packages that target this demographic group on the Internet, through direct mail and in shopping malls.

        3. The relationship between dELiA*s and iTurf will be simplified by removing the structural complexity that the dELiA*s board believes has caused dELiA*s to be undervalued by the capital markets.

        4. The merger will eliminate the intercompany agreements between dELiA*s and iTurf, which have had a material adverse effect on dELiA*s and may in the future have a material adverse effect on both companies. iTurf relies on dELiA*s to provide merchandising, inventory management, creative, technical, marketing, customer service, human resources, finance, accounting, administrative, legal and other services pursuant to intercompany agreements. Under these agreements, iTurf depends on dELiA*s to provide iTurf with the use of dELiA*s trademarks, goods and services that are key to the success of iTurf's business. Because iTurf sells many of the same products as dELiA*s and advertises its offerings to dELiA*s customers, iTurf competes directly with dELiA*s. The migration of dELiA*s customers to iTurf's Web sites has proceeded at a pace faster than either company had projected and has had a material adverse effect on dELiA*s cash flows. Material adverse changes to dELiA*s financial condition jeopardize iTurf's ability to continue to obtain goods and services from dELiA*s under the intercompany agreements and threaten the prospects of both companies. A merger of dELiA*s and iTurf will eliminate this threat.

        5. The revenue sources of the combined company will be more diverse and scalable than those of dELiA*s separately.

        6. The merger will increase the marketability, and therefore the value, of various assets held by the two companies. A majority of the assets owned by dELiA*s and iTurf are closely related to properties owned by the other entity. The companies' differing strategic goals make these assets less marketable, and therefore less valuable, to each company. For example, a potential purchaser interested in the TSI Soccer brand would need to structure a deal to purchase the tsisoccer.com assets from iTurf and to purchase the TSI Soccer catalog and retail stores from dELiA*s. A merger will unite the TSI Soccer assets, as well as assets related to other brands, within a single entity, making it easier to negotiate with acquirers and strategic partners.

        7. The merger will eliminate potential conflicts of interest for the management and directors of both companies. Several of dELiA*s officers and directors serve as officers and/or directors of iTurf. Service as both a director or officer of dELiA*s and a director or officer of iTurf could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for iTurf and dELiA*s. These decisions may relate to potential acquisitions or divestitures of businesses, the intercompany agreements, competition between the businesses and with third parties, the issuance or disposition of securities and other matters. Eliminating these conflicts may lead to better overall management of the combined company's business and enhance our ability to attract and retain senior managers.

        8. The merger will result in administrative savings. The merger will eliminate the need for dELiA*s and iTurf to maintain separate administrative departments and reduce the burdens on management associated with public reporting for two entities. In particular, the merger will reduce the costs of preparing and filing separate reports with the Securities and Exchange Commission and publishing and distributing annual reports and proxy statements to stockholders, including fees for an audit by an independent accounting firm and legal fees. This is expected to result in approximately $650,000 in administrative expense savings for the combined company.

        9. The merger will eliminate the existing non-competition agreement between iTurf and dELiA*s that constrains each company's ability to expand its business. Under a mutual non-competition agreement, iTurf is prevented from creating or marketing a business that is primarily engaged in the establishment or operation of paper catalogs or physical retail stores for the sale of goods and dELiA*s is prevented from marketing through the Internet or related media. Ambiguities in the agreement relating to the application of the agreement to "grey areas," such as the placement of Internet kiosks in shopping malls and the offering of catalog gift certificates through third-party Web sites, constrain the companies. The combined company will not be burdened by these restrictions.

        10. The merger will allow a more efficient use of capital resources. dELiA*s is currently in a phase of investment to expand its retail store base. The expansion requires capital at a time when dELiA*s is finding it necessary to incur debt under its credit facility to fund working capital. At the same time, iTurf has cash and cash equivalents from the proceeds of its initial public offering in April 1999, which cash is primarily expected to be used to fund iTurf's operations through 2001. The combined company could use the financial resources of both companies more efficiently and achieve a higher rate of return on investment by limiting the borrowing necessary to fund dELiA*s operating and expansion needs.

        11. The merger will reduce the anti-takeover effect of the ownership structure of, and the relationship between, the two companies. By dividing the dELiA*s brand between two companies, each company individually has become a less attractive target for takeovers, as potential acquirers must negotiate with two management teams and two boards of directors. In addition, dELiA*s may terminate the trademark license agreement after an unrelated third party has acquired 20% of the outstanding voting power of iTurf stock. After the merger, an acquirer interested primarily in the dELiA*s brand will be able to negotiate with one management team and one board of directors. Moreover, the merger will reduce the percentage ownership that Stephen Kahn and his family currently hold through their ownership in dELiA*s, which may make the combined company more attractive to potential acquirers.

        12. The merger will reduce the impact on dELiA*s of recent public capital market trends affecting small companies, including the low liquidity in the public markets resulting from the small market float of its common stock and the absence of significant analyst coverage of dELiA*s.

    In reaching its decision on August 16, 2000 to approve the merger agreement and recommend its approval and adoption to dELiA*s stockholders, the dELiA*s board of directors consulted with dELiA*s management, as well as with its financial and legal advisors, and considered the positive factors listed below:

        1. The dELiA*s board reviewed historical information concerning dELiA*s and iTurf's businesses, prospects, financial performance and condition and management. The dELiA*s board considered favorably the fact that dELiA*s and iTurf are currently under common control, both are closely focused on marketing to teens and young men and women and the companies share common brands and provide services to each other through intercompany agreements. The dELiA*s board of directors viewed favorably opportunities to coordinate more closely marketing efforts and eliminate conflicts arising from dividing management of the brands between two companies.

        2. The dELiA*s board reviewed the consideration to be received by dELiA*s stockholders in the merger. The dELiA*s board considered favorably the fact that the merger is expected to qualify as a tax-free reorganization and that the consideration would not fluctuate even if the price of dELiA*s and/or iTurf's common stock changes.

        3. The dELiA*s board reviewed the terms of the merger agreement, including the representations, warranties and covenants and the conditions to each party's obligation to complete the merger. The dELiA*s board considered favorably that the terms of the merger agreement are reasonable and protective of dELiA*s interests. In particular, the dELiA*s board considered favorably that:

       -- the conditions to each party's obligation to complete the merger are typical or likely to be satisfied;

       -- options and lapse of restrictions on restricted stock of iTurf or dELiA*s, and acceleration or increase of payments or benefits to employees, directors or stockholders of iTurf or dELiA*s, will not be triggered as a result of the merger;

       -- between the date of the merger agreement and completion of the merger, iTurf's and dELiA*s ability to issue additional options or restricted stock is limited;

       -- dELiA*s may terminate the merger agreement if dELiA*s receives a competing proposal which the dELiA*s board determines is more advantageous to dELiA*s stockholders; and

       -- the $1.0 million break-up fee payable by dELiA*s to iTurf if the merger agreement is terminated because of dELiA*s decision to withdraw or change its recommendation of the merger or to pursue an alternative transaction is unlikely to prevent a third party from making a substantially better offer for dELiA*s.

        4. The dELiA*s board considered favorably the presentation and opinion of Salomon Smith Barney, including the related financial analyses, to the effect that, as of the date of the opinion and based upon and subject to the matters stated in the opinion, the consideration to be received by the holders of dELiA*s common stock, other than iTurf, Stephen I. Kahn, his family members and other persons whose shares may be voted by Mr. Kahn under a stockholders agreement and members of the managements of iTurf and dELiA*s who own shares in both companies, in the merger is fair from a financial point of view to those holders. A copy of the Salomon Smith Barney opinion is attached as Annex D to this Joint Proxy Statement/Prospectus and, together with the financial analyses material to the opinion, is described in the section "--Opinion of Financial Advisor to the Board of Directors of dELiA*s."

        5. The dELiA*s board considered the ability of dELiA*s and iTurf to complete the merger, and determined that there was a strong likelihood that the merger would be completed.

    In reaching its decision on August 16, 2000 to approve the merger agreement, the dELiA*s board also considered the risks and uncertainties listed below relating to the merger:

        1. The dELiA*s board considered the risk that the price for iTurf's common stock could decrease or the price for dELiA*s common stock could increase significantly prior to completion of the merger. The dELiA*s board recognized that while such risk existed, it was also possible that the opposite events could occur (i.e., that the price of dELiA*s stock could decrease while the price of iTurf's stock increased), although the dELiA*s board believed that following announcement of the merger, it was likely that the prices of the dELiA*s and iTurf stock would generally mirror each other's movements. The dELiA*s board also was cognizant of the fact that if a drop in the price of iTurf's stock resulted from a material adverse change relating to iTurf, dELiA*s would not be obligated to proceed with the merger.

        2. The dELiA*s board considered the risk that the merger would not be completed. In evaluating this risk, the dELiA*s board considered the circumstances under which iTurf could terminate the merger agreement and believed that it was unlikely that those circumstances would occur.

        3. The dELiA*s board considered the fact that the merger will result in dilution of the voting power of dELiA*s stockholders.

        4. The dELiA*s board considered the risk that the combined company might not be able to integrate successfully the operations of iTurf and dELiA*s and that the anticipated benefits of the merger, including additional cost savings and operating synergies, might not be fully realized, which might adversely affect the market value of iTurf's Class A common stock.

        5. The dELiA*s board considered the possibility of management disruption associated with the merger and integrating the operations of the companies, and the risk that despite the efforts of the combined company, management, marketing, technical and creative personnel of iTurf or dELiA*s might not continue with the combined company and that it might become more difficult to recruit new personnel.

        6. The dELiA*s board considered the risk that the combined company might not be able to execute its business plan and growth strategy if it is unable to generate adequate cash from operations or obtain adequate capital resources through asset sales or equity or debt financing.

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
        7. The dELiA*s board considered the fact that an exchange ratio based solely on a discounted cash flow analysis would, on August 16, 2000, be higher than the 1.715 exchange ratio contemplated by the merger agreement and concluded that basing the exchange ratio solely on this analysis or any other single factor or analysis would be incomplete. In reaching its recommendation, the dELiA*s board considered as a whole all the analyses done by Salomon Smith Barney and the other factors it deemed relevant.

        8. The dELiA*s board considered the risk that the combined company might not be able to sell advertising to, and create commerce partnerships as effectively with, dELiA*s competitors as iTurf is able to as a standalone entity.

        9. The dELiA*s board considered the other risks associated with the combined company.

    The above discussion of the information and factors considered by the dELiA*s board is not intended to be exhaustive, but includes the material factors considered by the dELiA*s board. In reaching its determination to approve and recommend the merger, the dELiA*s board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

    The dELiA*s board has determined that the merger is advisable and in the best interests of dELiA*s and its stockholders, other than iTurf, Stephen I. Kahn, his family members and other persons whose shares may be voted by Mr. Kahn under a stockholders agreement and members of the managements of iTurf and dELiA*s who own shares in both companies, and recommends a vote "FOR" approval and adoption of the merger agreement.

RECOMMENDATION OF THE ITURF BOARD OF DIRECTORS

    The iTurf board of directors and its special committee of independent directors believe that the merger is advisable and in the best interests of iTurf and the iTurf stockholders, other than dELiA*s, Stephen I. Kahn and their affiliates. Accordingly, the iTurf board of directors, based in part upon the recommendation of its special committee, has approved the merger agreement and recommends that iTurf stockholders vote "FOR" approval and adoption of the merger agreement and the amendment to iTurf's certificate of incorporation.

    The iTurf board of directors and its special committee based their decision to approve the merger agreement and recommend its approval and adoption to iTurf stockholders on their belief that:

        1. The merger will facilitate more effective management of the companies' direct marketing businesses. Currently, dELiA*s operates the dELiA*s catalog business and iTurf operates the dELiAs.cOm Internet business. The iTurf board and special committee found that this has caused the two companies to compete for many of the same customers. The iTurf board and special committee believe that the two businesses can be operated more efficiently with closer integration and coordination. For example, the combined company will be more likely to offer merchandise that is exclusive to Internet customers because it will be indifferent to whether a sale to a customer is made through a telephone order or through the Internet. This level of integration and coordination is difficult to achieve in a corporate structure with divergent equity incentives.

        2. The merger will allow the combined company to sell integrated on-line/offline packages to advertisers. Increasingly, advertisers are looking for ways to market to teens and young adults through multiple channels. The combination of iTurf's online assets with dELiA*s offline assets will enable the combined company to offer advertisers packages that target this demographic group on the Internet, through direct mail and in shopping malls.

        3. The relationship between dELiA*s and iTurf will be simplified by removing the structural complexity that the iTurf board and special committee believe has caused iTurf to be undervalued by the capital markets.

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
        4. The merger will eliminate the intercompany agreements between dELiA*s and iTurf, which have had a material adverse effect on dELiA*s and may in the future have a material adverse effect on both companies. iTurf relies on dELiA*s to provide merchandising, inventory management, creative, technical, marketing, customer service, human resources, finance, accounting, administrative, legal and other services pursuant to intercompany agreements. Under these agreements, iTurf depends on dELiA*s to provide iTurf with the use of dELiA*s trademarks, goods and services that are key to the success of iTurf's business. Because iTurf sells many of the same products as dELiA*s and advertises its offerings to dELiA*s customers, iTurf competes directly with dELiA*s. The migration of dELiA*s customers to iTurf's Web sites has proceeded at a pace faster than either company had projected and has had a material adverse effect on dELiA*s cash flows. Material adverse changes to dELiA*s financial condition jeopardize iTurf's ability to continue to obtain goods and services from dELiA*s under the intercompany agreements and threaten the prospects of both companies. A merger of dELiA*s and iTurf will eliminate this threat.

        5. The revenue sources of the combined company will be more diverse and scalable than those of iTurf separately.

        6. The merger will increase the marketability, and therefore the value, of various assets held by the two companies. A majority of the assets owned by dELiA*s and iTurf are closely related to properties owned by the other entity. The companies' differing strategic goals make these assets less marketable, and therefore less valuable, to each company. For example, a potential purchaser interested in the TSI Soccer brand would need to structure a deal to purchase the tsisoccer.com assets from iTurf and to purchase the TSI Soccer catalog and retail stores from dELiA*s. A merger will unite the TSI Soccer assets, as well as assets related to other brands, within a single entity, making it easier to negotiate with acquirers and strategic partners.

        7. The merger will eliminate potential conflicts of interest for the management and directors of both companies. Several of iTurf's officers and directors serve as officers and/or directors of dELiA*s. Service as both a director or officer of iTurf and a director or officer of dELiA*s could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for iTurf and dELiA*s. These decisions may relate to potential acquisitions or divestitures of businesses, the intercompany agreements, competition between the businesses and with third parties, the issuance or disposition of securities, the election of new or additional directors, the payment of dividends by iTurf and other matters. Eliminating these conflicts may lead to better overall management of the combined company' s business and enhance our ability to attract and retain senior managers.

        8. The merger will result in administrative savings. The merger will eliminate the need for iTurf and dELiA*s to maintain separate administrative departments and reduce the burdens on management associated with public reporting for two entities. In particular, the merger will reduce the costs of preparing and filing separate reports with the Securities and Exchange Commission and publishing and distributing annual reports and proxy statements to stockholders, including fees for an audit by an independent accounting firm and legal fees. This is expected to result in approximately $650,000 in administrative expense savings for the combined company.

        9. The merger will eliminate the existing non-competition agreement between iTurf and dELiA*s that constrains each company's ability to expand its business. Under a mutual non-competition agreement, iTurf is prevented from creating or marketing a business that is primarily engaged in the establishment or operation of paper catalogs or physical retail stores for the sale of goods and dELiA*s is prevented from marketing through the Internet or related media. Ambiguities in the agreement relating to the application of the agreement to "grey areas," such as the placement of Internet kiosks in shopping malls and the offering of catalog gift certificates through third-party Web sites, constrain the companies. The combined company will not be burdened by these restrictions.

        10. The merger will reduce the anti-takeover effect of the ownership structure of, and the relationship between, the two companies. By dividing the dELiA*s brand between two companies, each company individually has become a less attractive target for takeovers, as potential acquirers must negotiate with two management teams and two boards of directors. In addition, dELiA*s may terminate the trademark license agreement after an unrelated third party has acquired 20% of the outstanding voting power of iTurf stock. After the merger, an acquirer interested primarily in the dELiA*s brand will be able to negotiate with one management team and one board of directors. Moreover, the merger will reduce the percentage ownership that Stephen Kahn and his family currently hold over the companies through their ownership in dELiA*s, which may make the combined company more attractive to potential acquirers.

        11. The merger will reduce the impact on iTurf of recent public capital market trends affecting small companies, including the low liquidity in the public markets resulting from the small market float of its Class A common stock and the absence of significant analyst coverage of iTurf.

    In reaching its decision on August 16, 2000 to recommend approval of the merger agreement, the special committee consulted with iTurf management, as well as with its financial and legal advisors, and considered the positive factors listed below:

        1. The special committee reviewed historical information concerning dELiA*s and iTurf's businesses, prospects, financial performance and condition and management. The special committee considered favorably the fact that dELiA*s and iTurf are currently under common control, both are closely focused on marketing to teens and young men and women and the companies share common brands and provide services to each other through intercompany agreements. The special committee viewed favorably opportunities to coordinate more closely marketing efforts and eliminate conflicts arising from dividing management of the brands between two companies.

        2. The special committee considered favorably the fact that the merger is expected to qualify as a tax-free reorganization and that the consideration would not fluctuate even if the price of dELiA*s and/or iTurf's common stock changes.

        3. The special committee reviewed the terms of the merger agreement, including the representations, warranties and covenants and the conditions to each party's obligation to complete the merger. The special committee considered favorably that the terms of the merger agreement are reasonable and protective of iTurf's interests. In particular, the special committee considered favorably that:

       -- the conditions to each party's obligations to complete the merger are typical or likely to be satisfied;

       -- options and lapse of restrictions on restricted stock of dELiA*s or iTurf, and acceleration or increase of payments or benefits to employees, directors or stockholders of dELiA*s or iTurf, will not be triggered as a result of the merger;

       -- between the date of the merger agreement and completion of the merger, dELiA*s and iTurf's ability to issue additional options or restricted stock is limited;

       -- dELiA*s is not permitted to seek alternative transactions to the merger unless it is required to under applicable law; and

       -- dELiA*s is required to pay a $1.0 million break-up fee if the merger agreement is terminated because of dELiA*s decision to withdraw or change its recommendation of the merger or to pursue an alternative transaction.

        4. The special committee considered favorably the presentation and opinion of U.S. Bancorp Piper Jaffray, including the related financial analyses, to the effect that, as of the date of the opinion and based upon and subject to the matters stated in the opinion, the 1.715 exchange ratio is fair from a financial point of view to the holders of iTurf's Class A common stock, other than dELiA*s, Stephen I. Kahn and their affiliates. A copy of the U.S. Bancorp Piper Jaffray opinion is attached as Annex C to this Joint Proxy Statement/Prospectus and, together with the financial analyses material to the opinion, is described in the section "--Opinion of Financial Advisor to the Special Committee of iTurf."

        5. The special committee considered the ability of iTurf and dELiA*s to complete the merger, and determined that there was a strong likelihood that the merger would be completed.

    In reaching its decision on August 16, 2000 to recommend approval of the merger agreement, the special committee also considered the risks and uncertainties listed below relating to the merger:

        1. The special committee considered the risk that the price for dELiA*s common stock could decrease or the price for iTurf's common stock could increase significantly prior to completion of the merger.

        2. The special committee considered the risk that the merger would not be completed. In evaluating this risk, the special committee considered the circumstances under which dELiA*s could terminate the merger agreement and believed that it was unlikely that such circumstances would occur.

        3. The special committee considered the interests of the officers and directors of iTurf in the merger, including the fact that some of them are officers and/or directors of dELiA*s. The special committee recognized that it was because of these conflicts that the board of directors of iTurf had requested the special committee to review and report to the iTurf board with its recommendations as to the advisability of the merger. The special committee also recognized that consummation of the merger would eliminate these conflicts.

        4. The special committee considered the fact the merger would result in dilution of the economic interest of iTurf stockholders.

        5. The special committee considered the risk that the combined company might not be able to integrate successfully the operations of iTurf and dELiA*s and that the anticipated benefits of the merger, including additional cost savings and operating synergies, might not be fully realized, which might adversely affect the market value of iTurf's Class A common stock.

        6. The special committee considered the possibility of management disruption associated with the merger and integrating the operations of the companies, and the risk that despite the efforts of the combined company, management, marketing, sales, technical and creative personnel of iTurf or dELiA*s might not continue with the combined company and that it might become more difficult to recruit new personnel.

        7. The special committee considered the risk that the combined company might not be able to execute its business plan and growth strategy if it is unable to generate adequate cash from operations or obtain adequate capital resources through asset sales or equity or debt financing.

        8. The special committee considered the fact that an exchange ratio based solely on the trading prices of iTurf's and dELiA*s common stock would, on August 16, 2000, be lower than the 1.715 exchange ratio contemplated by the merger agreement and concluded that basing the exchange ratio solely on the relative trading prices of the common stock of iTurf and dELiA*s or any other single factor or analysis would be incomplete. In reaching its recommendation, the special committee considered as a whole all the analyses done by U.S. Bancorp Piper Jaffray and the other factors it deemed relevant.

        9. The special committee considered the risk that iTurf's Internet assets might become undervalued if the merger is consummated due to an investment community interest in pure Internet businesses and disinterest in hybrid entities.

        10. The special committee considered the risk that the combined company might not be able to sell advertising to, and create commerce partnerships as effectively with, dELiA*s competitors as iTurf is able to as a standalone entity.

        11. The special committee considered the fact that a merger might lead to a fundamental change in iTurf's business. Once merged, it is possible that the combined company will be less likely to make the necessary investment in order to build the iTurf advertising-supported Internet businesses given their relative level of risk. Thus, an investor in iTurf may own stock in a business that is fundamentally different from what it was before the transaction.

        12. The special committee considered the other risks associated with the combined company.

    The iTurf board of directors considered the fact that, in light of the active role that the special committee took in negotiating the merger agreement on behalf of the stockholders of iTurf, other than dELiA*s, Stephen I. Kahn and their affiliates, the iTurf board did not believe it was necessary to appoint an unaffiliated representative to act solely on behalf of iTurf stockholders, other than dELiA*s, Stephen I. Kahn and their affiliates.

    The above discussion of the information and factors considered by the iTurf board and the special committee is not intended to be exhaustive, but includes the material factors considered by the iTurf board and the special committee. In reaching its determination to approve and recommend the merger, neither the iTurf board nor the special committee assigned any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

    The iTurf board and its special committee have determined that the merger is advisable and in the best interests of iTurf and its stockholders, other than dELiA*s, Stephen I. Kahn and their affiliates, and therefore recommend a vote "FOR" approval and adoption of the merger agreement and the amendment to iTurf's certificate of incorporation.


MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER


    The following is a summary of the material federal income tax consequences of the merger to holders of dELiA*s common stock. This summary is based on the Internal Revenue Code, Treasury regulations, administrative rulings and pronouncements and judicial decisions, all as of the date of this Joint Proxy Statement/Prospectus and all of which are subject to change, possibly with retroactive effect. This summary assumes that dELiA*s stockholders hold their common stock as capital assets. Generally, capital assets are property held for investment. This summary does not address all aspects of federal taxation that may be relevant to particular holders of dELiA*s common stock in light of their personal investment circumstances, or to holders of dELiA*s common stock that are subject to special treatment under the Internal Revenue Code and that may be subject to tax rules that differ significantly from those described below, such as:

    --  financial institutions;

    --  tax-exempt organizations;

    --  insurance companies;

    --  broker-dealers;

    --  regulated investment companies;

    -- holders who received dELiA*s common stock through the exercise of employee stock options or otherwise as compensation;

    --  foreign corporations;

    --  persons who are not citizens or residents of the United States; and

    -- persons holding dELiA*s common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

This summary also does not discuss any state, local, foreign income or other tax consequences of the merger. Holders of dELiA*s common stock are urged to consult their tax advisors with respect to the particular tax consequences to them of the merger, including tax return reporting requirements, the character of any income recognized, the application and effect of any state, local or foreign income or other tax laws, and the effect of any proposed changes in applicable tax laws.

THE MERGER AND RECEIPT OF MERGER CONSIDERATION

    It is the opinion of Proskauer Rose LLP that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Accordingly, for federal income tax purposes, dELiA*s and iTurf will not recognize gain or loss as a result of the merger. In addition, except as discussed below with respect to cash received in lieu of a fractional share of iTurf's Class A common stock, a dELiA*s stockholder that receives shares of iTurf's Class A common stock in exchange for its shares of dELiA*s common stock will not recognize gain or loss. The tax basis of the shares of iTurf's Class A common stock received in the merger will be the same as the tax basis of the shares of dELiA*s common stock exchanged for them, and the holding period of the shares of iTurf's Class A common stock received in the merger will include the prior holding period of the shares of dELiA*s common stock exchanged.

    Cash received by a dELiA*s stockholder in lieu of a fractional share of iTurf's Class A common stock will be treated, for federal income tax purposes, as if the fractional share was actually received and then redeemed for cash. In general, gain or loss will be recognized, measured by the difference between the amount of cash received for the fractional share and the basis of the dELiA*s common stock allocable to the fractional share. This gain or loss will generally constitute capital gain or loss if the dELiA*s common stock was held as a capital asset at the time of the merger.


    The opinion of Proskauer Rose LLP described above is based upon factual representations and covenants made by iTurf. The opinion is not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the tax treatment of the merger. No ruling has been or will be sought from the IRS with regard to any of the tax consequences of the merger.

                       ACCOUNTING TREATMENT OF THE MERGER

    The merger will be accounted for as a "purchase" for accounting and financial reporting purposes. The merger will be treated as a reverse acquisition by dELiA*s of the 46% minority interest of iTurf, that is, the shares of iTurf's common stock that dELiA*s does not already own, because dELiA*s stockholders will own more than 50% of the combined company.

    Accordingly, the purchase price, which is the fair value of iTurf's common stock and options not held by dELiA*s as of the announcement date of the merger, will be allocated based on the relative fair values of the assets and liabilities acquired. The excess of the sum of the fair value of the net assets acquired over the purchase price will be treated by the combined company as negative goodwill. The negative goodwill will first be used to eliminate the fair value of the acquired portion of iTurf's non-current assets. The remainder will be amortized into income over future years.

    The combined company's historical results and financial position will be the same as dELiA*s historical results and financial position, which consolidate the results and financial position of iTurf, with the outside ownership of iTurf for the period from iTurf's initial public offering until the closing of the merger shown as minority interest. The financial statements of the combined company will reflect the combined operations of iTurf and dELiA*s, without minority interest, from the date of the merger.

                       DESCRIPTION OF THE MERGER PROPOSAL

    The board of directors of dELiA*s and, based in part upon the recommendation of a special committee of independent directors of iTurf, the board of directors of iTurf have approved a merger in which a wholly-owned subsidiary of iTurf will merge with and into dELiA*s. As a result of the merger, dELiA*s will be the surviving corporation and will become a wholly-owned subsidiary of iTurf.

    In the merger, dELiA*s stockholders will receive 1.715 shares of iTurf's Class A common stock for each share of dELiA*s common stock that they own. Current dELiA*s stockholders will therefore own approximately 74% of the total outstanding common stock of iTurf, excluding shares held in treasury or by any of iTurf's subsidiaries, following the merger. iTurf stockholders will continue to hold their shares of iTurf's Class A common stock, which will represent approximately 26% of the total outstanding common stock of iTurf, excluding shares held in treasury or by any of iTurf's subsidiaries, following the merger.

    The 11,425,000 currently outstanding shares of iTurf's Class B common stock, all of which are owned by dELiA*s and which presently represent approximately 54% of the total outstanding common stock of iTurf and approximately 88% of the voting power, will continue to be held by dELiA*s following the merger. However, under Delaware law, shares held by dELiA*s may not be voted or counted for purposes of determining a quorum at any subsequent meeting of iTurf stockholders. For accounting purposes, these shares will be deemed to be treasury shares of iTurf and will not be dilutive to earnings per share. In addition, the proposed amendment to iTurf's certificate of incorporation to be considered at iTurf's special meeting would eliminate altogether the voting rights of the Class B common stock upon any transfer of these shares by dELiA*s.

    We estimate that the total expenses incurred in the merger by both companies will total approximately $4.0 million. We estimate that:

    -- printing costs will total approximately $450,000;

    -- accounting fees and other costs will total approximately $350,000;

    -- legal and other professional fees will total approximately $700,000; and

    -- financial advisor fees and expenses will total approximately $2,500,000.

    Each of iTurf and dELiA*s will be responsible for all fees and expenses incurred by it, except as described under "The Merger Agreement--Fees and Expenses."

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
                      MEMBERS OF MANAGEMENT HAVE INTERESTS
                         THAT ARE DIFFERENT FROM YOURS

    Several members of the board of directors and/or management of iTurf are also members of the board of directors and/or management of dELiA*s and will be members of the board of directors and/or management of the combined company. Additionally, members of the board of directors and management of one or both companies own shares of common stock in both companies. Persons who are members of the board of directors of, or hold offices in, one or both companies and who own stock in both companies have interests that differ from yours. To mitigate the conflict of interest, the board of directors of iTurf assigned the task of considering and approving the merger to its special committee of independent directors.


    The following chart indicates the directors and officers who, because they hold positions in one or both companies and own shares of common stock in both companies, have a conflict of interest in the merger. The share ownership information includes shares of common stock owned outright and shares of restricted stock, whether vested or unvested. None of the persons listed below holds options to purchase dELiA*s or iTurf's common stock. All information presented below is as of October 12, 2000.



                                                     DELIA*S COMMON STOCK   ITURF CLASS A COMMON STOCK
                                                     --------------------   --------------------------
Stephen I. Kahn (1)................................       3,445,025                   381,563
  Chairman and Chief Executive Officer
  of dELiA*s
  Chairman, Chief Executive Officer and
  President of iTurf
Christopher C. Edgar...............................         820,263                    58,125
  Vice Chairman, Executive Vice
  President and Chief Operating Officer
  of dELiA*s
  Vice President and Director of iTurf
Evan Guillemin.....................................         238,442                    53,125
  President of dELiA*s
  Vice President and Director of iTurf
Alex S. Navarro....................................         103,500                    92,844
  Assistant Secretary and Counselor at
  Law of dELiA*s
  Chief Strategy Officer, General
  Counsel and Secretary of iTurf
James Cooper.......................................          72,000                    10,000
  Chief Financial Officer of dELiA*s
Dennis Goldstein (2)...............................          72,500                   126,813
  Chief Financial Officer of iTurf


------------------------

(1) Geraldine Karetsky, a director of dELiA*s, is Stephen I. Kahn's aunt.

(2) Includes securities held by Mr. Goldstein's wife, who is an employee of dELiA*s who owns 10,000 shares of iTurf's Class A common stock and 72,000 shares of dELiA*s common stock.

                               LEGAL PROCEEDINGS

    Between August 17, and August 25, 2000, three purported class action complaints on behalf of iTurf stockholders were filed in Delaware Chancery Court against iTurf, dELiA*s and each of iTurf's directors. These actions include:
Pack v. Kahn, et al., Del. Ch., C.A. No. 18242NC, Semeraro v. Kahn, et al., Del. Ch., C.A. No. 18258, and Engel v. Kahn, et al., Del. Ch., C.A. No. 18260NC. All three complaints make virtually identical claims, alleging that dELiA*s and the members of the iTurf board of directors have breached their fiduciary duties to iTurf and iTurf's public stockholders and that the exchange ratio is unfair to iTurf's public stockholders.


    The complaints seek class certification and other equitable and monetary reflief, including enjoining the merger or awarding damages. iTurf and dELiA*s believe that the allegations are without substantial merit and intend to vigorously contest these actions. Although we believe that the allegations of the complaints are without substantial merit, we can not predict at this time the outcome of any litigation or whether the resolution of the litigation could have a material adverse effect on our results of operations, cash flows or financial condition.


    Except for these actions, iTurf is not involved in any legal proceedings that it believes would have a material adverse effect on its business.

    In addition, the Federal Trade Commission and several states have investigated the use by Internet companies of personal information. In 1998, the U.S. Congress enacted the Children's Online Privacy Protection Act of 1998. The Federal Trade Commission recently promulgated final regulations interpreting this act. iTurf depends upon collecting personal information from its customers and it believes that the regulations under this act will make it more difficult for it to collect personal information from some of its customers. iTurf recently received a notice from the Federal Trade Commission stating that one of its Web sites may not be in compliance with this act. Any failure to comply with this act may make iTurf liable for substantial fines and other penalties. iTurf could also incur expenses if new regulations regarding the use of personal information are introduced or if its privacy practices are investigated.

                              RELATED TRANSACTIONS

PURCHASE OF DELIA*S COMMON STOCK

    Through a wholly-owned subsidiary, iTurf purchased from dELiA*s 551,046 shares of common stock of dELiA*s for approximately $32.18 per share on April 14, 1999.

PURCHASE OF TSISOCCER.COM DOMAIN NAME

    Concurrently with the closing of iTurf's initial public offering, in accordance with the TSISoccer.com asset transfer agreement, dated April 1, 1999, between iTurf and TSI Soccer Corporation, a wholly-owned subsidiary of dELiA*s, iTurf acquired the TSISoccer.com domain name from TSI Soccer Corporation for $25,000 of iTurf's Class A common stock, valued at the initial public offering price per share (1,136 shares).

INTERCOMPANY AGREEMENTS

    iTurf entered into several intercompany agreements with dELiA*s prior to the closing of iTurf's initial public offering. We have summarized below the material terms of all of these agreements. These agreements were not negotiated on an arms'-length basis; however, iTurf believes the terms of these agreements are no less favorable to iTurf than those that could have been obtained from an unaffiliated third party. iTurf believes that had the intercompany agreements been in effect during the historical periods prior to the closing of iTurf's initial public offering presented in iTurf's financial statements, they would not have had a material effect on iTurf's results of operations. The material terms of the intercompany agreements cannot be amended or waived without the approval of a majority of iTurf's disinterested directors. iTurf's bylaws also provide that iTurf will not enter into new material agreements with dELiA*s unless those agreements are approved by a majority of iTurf's directors who are not affiliated with dELiA*s. This provision can only be amended by a majority of iTurf's directors who are not affiliated with dELiA*s. The intercompany agreements do not have fixed terms, but

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dELiA*s can terminate each agreement if any person, other than dELiA*s or an affiliate or strategic partner of dELiA*s, acquires 20% or more of the voting control of iTurf, or upon defaults by iTurf.

TRADEMARK LICENSE AND CUSTOMER LIST AGREEMENT, INCLUDING NONCOMPETITION
  AGREEMENTS

    iTurf has the exclusive right to use dELiA*s trademarks in connection with the sale of goods and services on the Internet. iTurf pays dELiA*s a royalty equal to 5% of iTurf's net sales from iTurf's Web sites bearing a trademark licensed from dELiA*s.

    Net sales by sites in the iTurf network not bearing a trademark licensed from dELiA*s do not generate a royalty payable to dELiA*s unless sales of dELiA*s-sourced goods on the site exceed 50% of its total net sales. For each non-licensed site where sales of dELiA*s-sourced goods exceed 50% of total net sales, iTurf will pay to dELiA*s the 5% royalty based on the percentage of such site's net sales that are dELiA*s-sourced. On a royalty-free basis, iTurf shares its customer lists with dELiA*s, and dELiA*s shares its customer lists with iTurf.

    During the fiscal year ended January 29, 2000, iTurf paid dELiA*s $980,000 under the trademark license and customer list agreement.

    dELiA*s has agreed not to enter into an Internet business that targets Generation Y without first offering to sell that business to iTurf. In addition, if dELiA*s makes an acquisition that includes an Internet business that targets Generation Y, it must offer to sell that business to iTurf. These obligations terminate:

    - six months after the trademark license terminates if dELiA*s terminates the license after the acquisition by a third party of 35% or more of the voting control of iTurf with no other person owning a greater percentage,

    - one year after the trademark license terminates if dELiA*s terminates the license after a tax-free spin-off or public sale or other distribution of iTurf's voting securities,

    - two years after the trademark license terminates if dELiA*s terminates the license after the acquisition by a third party of less than 35% but more than 20% of the voting control of iTurf, or

    - when the trademark license terminates for any other reason.

    iTurf has agreed not to enter into a print catalog or retail store business without first offering to sell that business to dELiA*s. In addition, if iTurf makes an acquisition that includes a paper catalog or retail store business, iTurf will offer to sell that business to dELiA*s. These obligations will terminate two years after termination of the trademark license if dELiA*s terminates the trademark license due to iTurf's material breach, and otherwise will terminate upon termination of the trademark license.

INTERCOMPANY SERVICES AGREEMENT

    Since the closing of iTurf's initial public offering, dELiA*s has provided services to iTurf, including corporate services, fulfillment services, inventory supply services, advertising services and space-sharing, pursuant to an intercompany services agreement. dELiA*s obligations to deliver those services will terminate if and when the trademark license and customer list agreement is terminated.

    CORPORATE SERVICES. dELiA*s has agreed to provide all of the services it provided to iTurf prior to the closing of iTurf's initial public offering, other than warehouse and fulfillment services, such as merchandising, inventory management, customer service, creative, marketing, technical, human resources, finance, accounting, administrative, legal and other services, as well as those services iTurf requires by virtue of its status as an independent public company. dELiA*s provides these services to iTurf at 105% of its cost.

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
    During the fiscal year ended January 29, 2000, iTurf paid dELiA*s $2,047,000 for corporate services under the intercompany services agreement.

    FULFILLMENT SERVICES. dELiA*s has agreed to provide warehousing and fulfillment services, including receiving, quality control, storage, picking, packing and shipping of inventory and processing of customer returns. iTurf pays dELiA*s an amount equal to its average cost per package shipped multiplied by the product of the number of packages shipped by iTurf and 105%, taking into account all of dELiA*s warehousing and fulfillment costs, including rent, depreciation and operating expenses.

    During the fiscal year ended January 29, 2000, iTurf paid dELiA*s $1,301,000 for fulfillment services under the intercompany services agreement.

    INVENTORY SUPPLY. dELiA*s has agreed to supply inventory to iTurf. iTurf pays dELiA*s an amount equal to the lesser of

    - 105% of dELiA*s cost for the inventory, including cost of freight and all direct costs charged to dELiA*s by its suppliers, and

    - the best price at which dELiA*s could resell those products to a third party.

    In addition, dELiA*s purchases from iTurf products returned by iTurf's customers at the price that iTurf paid for such products from dELiA*s, decreased by the amount of any reserves taken by dELiA*s in connection with those products.

    iTurf also has the right to purchase from dELiA*s up to $300,000 annually of closeout inventory, generally at prices discounted from dELiA*s price.

    During the fiscal year ended January 29, 2000, iTurf paid dELiA*s $13,100,000 for inventory under the intercompany services agreement.

    ADVERTISING. dELiA*s provides iTurf with advertising space in its print catalogs at a cost to iTurf of $40 per 1,000 catalogs distributed. iTurf is required to purchase from dELiA*s minimum amounts of advertising space in at least 50% of all of dELiA*s catalogs distributed each year. In addition, iTurf may purchase additional advertising services from dELiA*s based on dELiA*s advertising rate card then in effect less a 20% discount.

    During the fiscal year ended January 29, 2000, iTurf paid dELiA*s $5,469,000 for advertising under the intercompany services agreement, including $1,725,000 for additional advertising services.

    SPACE-SHARING. dELiA*s has agreed to permit iTurf to use a portion of dELiA*s offices that we mutually agree upon. iTurf's cost for this space is the lesser of

    - the prevailing market rate for such space and

    - the highest rate then being paid by dELiA*s for comparable space in the metropolitan area in which such space is located.

    During the fiscal year ended January 29, 2000, iTurf paid dELiA*s $3,000 for use of a portion of its offices under the intercompany services agreement.

CUSTOMER SERVICE AGREEMENT

    iTurf has agreed to provide to dELiA*s e-mail-based customer service in respect of those of dELiA*s catalogs corresponding to trademarks iTurf licenses from dELiA*s. During the fiscal year ended January 29, 2000, dELiA*s paid iTurf $20,450 for services under the customer service agreement.

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INTERCOMPANY INDEMNIFICATION AGREEMENT

    iTurf has agreed to indemnify dELiA*s for liabilities in respect of iTurf's businesses, and dELiA*s has agreed to indemnify iTurf for liabilities in respect of dELiA*s businesses and tax and pension-related liabilities resulting from iTurf's inclusion in dELiA*s consolidated tax group. dELiA*s will also indemnify iTurf for certain tax liabilities arising out of iTurf's purchase of dELiA*s common stock.

ITURF COMMON STOCK REGISTRATION RIGHTS AGREEMENT

    iTurf entered into a registration rights agreement with dELiA*s prior to the closing of iTurf's initial public offering that covers iTurf's common stock owned by dELiA*s. Under that agreement, at any time after October 6, 1999, dELiA*s may demand that iTurf file a registration statement under the Securities Act covering all or a portion of iTurf's securities held by dELiA*s, its affiliates and their permitted transferees. However, the securities to be registered must have a reasonably anticipated aggregate public offering price of at least $3.0 million. dELiA*s can effect no more than one demand registration per year.

    If and when iTurf becomes eligible to utilize a Form S-3 registration statement to register an offering of its securities, dELiA*s may request that iTurf file a registration statement on Form S-3 covering all or a portion of iTurf's securities held by dELiA*s, its affiliates and their permitted transferees, provided that the aggregate public offering price is at least $1.0 million. dELiA*s can request one S-3 registration per year.

    These registration rights are limited by iTurf's right to delay the filing of a registration statement in some circumstances. iTurf can only cause a delay not more than once in any 12-month period and for not more than 120 days.

    In addition, dELiA*s has registration rights that apply if iTurf proposes to register any Class A common stock under the Securities Act, other than pursuant to the registration rights noted above. In that case, dELiA*s may require iTurf to include all or a portion of iTurf's securities that dELiA*s owns in that registration. However, the managing underwriter, if any, of any offering will have limited rights to restrict the number of registrable securities proposed to be included in the registration.

    iTurf bears all registration expenses incurred in connection with these registrations. dELiA*s pays all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of iTurf's securities owned by it.

    The registration rights of dELiA*s under the registration rights agreement will terminate when dELiA*s may sell all its shares in a three-month period under Rule 144 under the Securities Act.

    During the fiscal year ended January 29, 2000, iTurf registered 2,000,000 shares for sale either by dELiA*s or its designee, at a total cost to iTurf of approximately $79,000.

DELIA*S COMMON STOCK REGISTRATION RIGHTS AGREEMENT

    iTurf entered into another registration rights agreement with dELiA*s at the closing of iTurf's initial public offering relating to the shares of dELiA*s common stock that iTurf purchased with a portion of the net proceeds of that offering. Under that agreement, at any time after October 6, 1999, iTurf may demand that dELiA*s file a registration statement under the Securities Act covering all or a portion of the securities of dELiA*s held by iTurf, iTurf's affiliates and their permitted transferees. However, the securities to be registered must have a reasonably anticipated aggregate public offering price of at least $3.0 million. iTurf can effect no more than one demand registration per year.

    If dELiA*s is eligible to utilize a Form S-3 registration statement to register an offering of its securities, iTurf may request that dELiA*s file a registration statement on Form S-3 covering all or a portion of the securities of dELiA*s held by iTurf, iTurf's affiliates and their permitted transferees,

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
provided that the aggregate public offering price is at least $1.0 million. iTurf can request one S-3 registration per year.

    These registration rights are subject to dELiA*s right to delay the filing of a registration statement in some circumstances. dELiA*s can cause a delay not more than once in any 12-month period and for not more than 120 days.

    In addition, iTurf has registration rights that apply if dELiA*s proposes to register any of its common stock under the Securities Act, other than pursuant to the registration rights noted above. In that case, iTurf may require dELiA*s to include all or a portion of dELiA*s securities that iTurf owns in the registration. However, the managing underwriter, if any, of any such offering will have limited rights to restrict the number of registrable securities proposed to be included in the registration.

    iTurf bears its pro-rata share of all registration expenses incurred in connection with these registrations, including all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of dELiA*s securities owned by iTurf.

    iTurf's registration rights under the dELiA*s common stock registration rights agreement will terminate when iTurf may sell all of the shares owned by iTurf in a three-month period under Rule 144 under the Securities Act.

               THE SPECIAL MEETING OF THE STOCKHOLDERS OF DELIA*S


    This Joint Proxy Statement/Prospectus is accompanied by the notice of special meeting and a form of proxy that is solicited by the dELiA*s board of directors for use at the special meeting of dELiA*s stockholders to be held on November 17, 2000, at 1:00 p.m., local time, at Tarrytown House, East Sunnyside Lane, Tarrytown, New York 10591, and at any postponements or adjournments of the special meeting.


MATTERS TO BE CONSIDERED

    At the dELiA*s special meeting, dELiA*s stockholders will be asked to consider and vote upon a proposal to approve and adopt the merger agreement. If the merger agreement is approved, we anticipate that the merger will occur as promptly as practical after the dELiA*s special meeting.

PROXIES


    If you are a dELiA*s stockholder, you may use the accompanying proxy if you are unable to attend the special meeting in person or wish to have your shares voted by proxy even if you do attend the special meeting. You may revoke any proxy given by you at any time before the vote is taken at the special meeting. You can do this in one of three ways. First, you may send a written notice dated later than your proxy card stating that you would like to revoke your current proxy. Second, you may complete and submit a new proxy card dated later than your original proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to dELiA*s Inc., 435 Hudson Street, 3rd Floor, New York, NY 10014, Attention: Secretary. dELiA*s must receive the notice or new proxy card before the vote is taken at the special meeting. Third, you can attend the special meeting and vote in person. Simply attending the special meeting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow the directions received from your broker as to how to change your vote.


SOLICITATION OF PROXIES


    The enclosed proxy is being solicited by dELiA*s. In addition to solicitations by mail, solicitations may be made by personal interview, telephone and telegram by dELiA*s directors and officers. No additional compensation will be paid to the dELiA*s directors and officers for the solicitation of


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proxies. dELiA*s will employ Morrow & Co., Inc. to assist it in the solicitation of proxies. dELiA*s expects to incur a fee of approximately $7,500, plus reimbursement of out-of-pocket expenses, for this service. dELiA*s will reimburse banks, brokers and others holding shares in their names or the names of nominees or otherwise for reasonable out-of-pocket expenses incurred in sending proxies and proxy materials to the beneficial owners of these shares.


VOTING RIGHTS AND VOTES REQUIRED


    Holders of record of shares of dELiA*s common stock at the close of business on October 13, 2000, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting.



    On the record date, 16,235,740 shares of dELiA*s common stock were outstanding, excluding shares held in treasury and shares held by dELiA*s subsidiaries, including iTurf and its subsidiaries, and held by approximately 180 stockholders of record. The presence, in person or by proxy, of shares of dELiA*s common stock representing a majority of the outstanding shares of dELiA*s common stock entitled to vote on the record date is necessary to constitute a quorum at the special meeting. Shares represented by proxies that reflect abstentions or "broker non-votes," i.e., shares held by a broker or nominee which are represented at the special meeting, but with respect to which the broker or nominee is not empowered to vote on a particular proposal, will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum.


    Each share of dELiA*s common stock outstanding on the record date, other than shares held in treasury and shares held by dELiA*s subsidiaries, including iTurf and its subsidiaries, is entitled to one vote on each matter presented at the special meeting. If you are voting by proxy, for your vote to be counted, your properly completed proxy must be received by the secretary of dELiA*s prior to the time the vote is taken at the special meeting. If your shares are held by your broker or other nominee in "street name," your broker will vote your shares only if you provide instructions as to how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares may not be voted by that broker.


    We cannot complete the merger unless we receive the affirmative vote of two-thirds of the outstanding shares of dELiA*s common stock entitled to vote. Stephen I. Kahn, the Chairman and Chief Executive Officer of dELiA*s who beneficially owns approximately 35% of the outstanding shares of dELiA*s common stock entitled to vote on the merger, including shares of his family members and other persons subject to a stockholders agreement, has agreed to vote these shares "FOR" approval and adoption of the merger agreement. The other directors and executive officers of dELiA*s and iTurf and their affiliates, who collectively beneficially own an additional 3.7% of the outstanding shares of dELiA*s common stock entitled to vote on the merger, have indicated their intention to vote "FOR" approval and adoption of the merger agreement. In addition, some directors and officers of dELiA*s have been issued an aggregate of 1,700,775 shares of restricted stock, representing approximately 10.5% of the total outstanding shares of dELiA*s common stock entitled to vote on the merger, that were unvested as of the record date. Each of these directors and officers has delivered an irrevocable proxy to dELiA*s, covering these shares of restricted stock until vested, requiring dELiA*s to vote these shares proportionately according to all shares of dELiA*s common stock actually voted, without regard to the shares not voted, on any matter to properly come before the stockholders of dELiA*s.


    BECAUSE APPROVAL OF THE MERGER REQUIRES THE AFFIRMATIVE VOTE OF TWO-THIRDS OF THE OUTSTANDING SHARES OF DELIA*S COMMON STOCK, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER, EXCEPT THAT THE 1,700,775 RESTRICTED SHARES COVERED BY THE PROXY GIVEN TO DELIA*S BY SOME DIRECTORS AND OFFICERS OF DELIA*S WILL ONLY BE VOTED IN PROPORTION TO SHARES ACTUALLY VOTED.

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VOTING OF PROXIES

    Shares of dELiA*s common stock represented by all properly executed proxies received prior to the vote at the special meeting will be voted as specified in the proxy. Unless contrary instructions are indicated on the proxy, the shares of dELiA*s common stock represented by the proxy will be voted "FOR" approval and adoption of the merger agreement. dELiA*s currently knows of no other business to be brought before the special meeting other than as described in this Joint Proxy Statement/ Prospectus.

NO DISSENTERS' RIGHTS OF APPRAISAL

    Under the Delaware General Corporation Law, holders of dELiA*s common stock are not entitled to dissenters' rights of appraisal in the merger.

RECOMMENDATION OF THE DELIA*S BOARD OF DIRECTORS

    The dELiA*s board of directors has determined that the merger is advisable and in the best interests of dELiA*s and its stockholders, other than iTurf, Stephen I. Kahn, his family members and other persons whose shares may be voted by Mr. Kahn under a stockholders agreement and members of the managements of iTurf and dELiA*s who own shares in both companies. The dELiA*s board has therefore approved the merger and recommends that dELiA*s stockholders vote "FOR" approval and adoption of the merger agreement.


    Whether or not you are able to attend the dELiA*s special meeting, your vote by proxy is very important. dELiA*s stockholders are encouraged to mark, sign and date the enclosed proxy and mail it promptly in the enclosed return envelope.


                THE SPECIAL MEETING OF THE STOCKHOLDERS OF ITURF


    This Joint Proxy Statement/Prospectus is accompanied by the notice of special meeting and a form of proxy that is solicited by the iTurf board of directors for use at the special meeting in lieu of an annual meeting of iTurf stockholders to be held on November 17, 2000, at 3:00 p.m., local time, at Tarrytown House, East Sunnyside Lane, Tarrytown, New York 10591, and at any postponements or adjournments of the special meeting. A representative of Ernst & Young LLP, independent auditors of iTurf, will be present at the special meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.


MATTERS TO BE CONSIDERED

    At the iTurf special meeting, iTurf stockholders will be asked to consider and vote upon the following matters:


    - A proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 16, 2000, as amended October 12, 2000, among iTurf, iTurf Breakfast Corp. and dELiA*s.


    - An amendment to iTurf's certificate of incorporation through which:

       -- iTurf will increase the number of authorized shares of iTurf's common stock and designate additional shares of Class A common stock;


       --  iTurf will change its name to dELiA*s Corp.; and


       -- iTurf will provide that, upon any transfer of shares of iTurf's Class B common stock, the transferred shares will lose their voting rights, unless the transfer is first approved by a majority of iTurf's outstanding shares entitled to vote.

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
    - An amendment to iTurf's 1999 Amended and Restated Stock Incentive Plan to provide for automatic increases in 2001 and 2002 of the number of shares of iTurf's Class A common stock authorized to be issued under that plan.

    - The election of two Class A directors of iTurf.

    - The ratification of the appointment of Ernst & Young LLP as iTurf's independent auditors.

If the merger agreement and the amendment to iTurf's certificate of incorporation are approved, we anticipate that the merger will occur as promptly as practical after the iTurf special meeting.

PROXIES


    If you are an iTurf stockholder, you may use the accompanying proxy if you are unable to attend the special meeting in person or wish to have your shares voted by proxy even if you do attend the special meeting. You may revoke any proxy given by you at any time before the vote is taken at the special meeting. You can do this in one of three ways. First, you may send a written notice dated later than your proxy card stating that you would like to revoke your current proxy. Second, you may complete and submit a new proxy card dated later than your original proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to iTurf Inc., One Battery Park Plaza, 26th Floor, New York, NY 10004, Attention: Secretary. iTurf must receive the notice or new proxy card before the vote is taken at the special meeting. Third, you can attend the special meeting and vote in person. Simply attending the special meeting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow the directions received from your broker as to how to change your vote.


SOLICITATION OF PROXIES


    The enclosed proxy is being solicited by iTurf. In addition to solicitations by mail, solicitations may be made by personal interview, telephone and telegram by iTurf directors and officers. No additional compensation will be paid to the iTurf directors and officers for the solicitation of proxies. iTurf will employ Morrow & Co., Inc. to assist it in the solicitation of proxies. iTurf expects to incur a fee of approximately $2,000, plus reimbursement of out-of-pocket expenses, for this service. All costs of the solicitation will be paid solely by iTurf. iTurf will reimburse banks, brokers and others holding shares in their names or the names of nominees or otherwise for reasonable out-of-pocket expenses incurred in sending proxies and proxy materials to the beneficial owners of the shares.


VOTING RIGHTS AND VOTES REQUIRED


    Holders of record of shares of iTurf's common stock at the close of business on October 13, 2000, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting. On the record date, 9,695,954 shares of iTurf's Class A common stock were outstanding, excluding shares held in treasury, and held by approximately 90 stockholders of record and 11,425,000 shares of iTurf's Class B common stock and 1,136 shares of iTurf's Class A common stock were outstanding and held by dELiA*s. The presence, in person or by proxy, of shares of iTurf's common stock representing a majority of the outstanding shares of iTurf's common stock entitled to vote on the record date is necessary to constitute a quorum at the special meeting. Shares represented by proxies that reflect abstentions or "broker non-votes," i.e., shares held by a broker or nominee which are represented at the special meeting, but with respect to which the broker or nominee is not empowered to vote on a particular proposal, will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum.


    Each share of iTurf's Class A common stock outstanding on the record date, other than shares held in treasury, is entitled to one vote and each share of iTurf's Class B common stock outstanding on

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
the record date is entitled to six votes on each matter presented at the special meeting. If you are voting by proxy, for your vote to be counted, your properly completed proxy must be received by the secretary of iTurf prior to the time the vote is taken at the special meeting. If your shares are held by your broker or other nominee in "street name," your broker will vote your shares only if you provide instructions as to how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares may not be voted by that broker.

    We cannot complete the merger unless we receive the required approvals of the following two proposals:

    - The approval and adoption of the merger agreement, which requires the affirmative vote of a majority of the outstanding shares of iTurf's common stock entitled to vote.

    - The amendment to iTurf's certificate of incorporation, which requires the affirmative vote of a majority of the outstanding shares of iTurf's common stock entitled to vote, except that approval of the provision regarding the loss of voting rights upon any transfer of the Class B common stock also requires the affirmative vote of 75% of the outstanding shares of iTurf's Class B common stock entitled to vote, voting as a separate class.

The other three proposals to be considered at iTurf's special meeting are:

    - The amendment to iTurf's 1999 Amended and Restated Stock Incentive Plan, which requires the affirmative vote of a majority of the outstanding shares of iTurf's common stock present in person or by proxy at the meeting.

    - Election of two Class A directors of iTurf, which requires a plurality of the votes cast.

    - Ratification of the appointment of Ernst & Young LLP as iTurf's independent auditors, which requires the affirmative vote of a majority of the outstanding shares of iTurf's common stock present in person or by proxy at the meeting.

    The executive officers and directors of iTurf and dELiA*s and their affiliates, who collectively beneficially own approximately 4.9% of the total outstanding common stock of iTurf, representing approximately 1.3% of the voting power, have indicated their intention to vote "FOR" the matters to be voted upon at iTurf's special meeting. In addition, dELiA*s, which owns all of iTurf's outstanding Class B common stock, representing approximately 54% of the total outstanding common stock of iTurf and approximately 88% of the voting power, has agreed to vote "FOR" the merger and the amendment to iTurf's certificate of incorporation and has indicated its intention to vote "FOR" the other matters to be voted upon at iTurf's special meeting. THEREFORE, A VOTE IN FAVOR OF THE APPROVAL OF THESE MATTERS AT ITURF'S SPECIAL MEETING IS ASSURED.

    ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS A VOTE AGAINST EACH OF THE MATTERS TO BE VOTED UPON AT ITURF'S SPECIAL MEETING OTHER THAN THE ELECTION OF DIRECTORS. BECAUSE THE ELECTION OF DIRECTORS REQUIRES A PLURALITY OF THE VOTES CAST, ABSTENTIONS AND BROKER NON-VOTES WILL NOT AFFECT THE OUTCOME OF THE ELECTION.

VOTING OF PROXIES

    Shares of iTurf's common stock represented by all properly executed proxies received prior to the vote at the special meeting will be voted as specified in the proxy. Unless contrary instructions are indicated on the proxy, the shares of iTurf's common stock represented by the proxy will be voted "FOR" each of the matters to be voted upon at the special meeting. iTurf currently knows of no other business to be brought before the special meeting other than as described in this Joint Proxy Statement/Prospectus.

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NO DISSENTERS' RIGHTS OF APPRAISAL

    Under the Delaware General Corporation Law, holders of iTurf's common stock are not entitled to dissenters' rights of appraisal in the merger.

RECOMMENDATION OF THE ITURF BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE

    The special committee has recommended that the iTurf board of directors approve the merger, and the iTurf board of directors has approved the merger. Both the special committee and the iTurf board of directors have determined that the merger is advisable and in the best interests of iTurf and its stockholders, other than dELiA*s, Stephen I. Kahn and their affiliates, and therefore recommend that iTurf stockholders vote "FOR" approval and adoption of the merger agreement and "FOR" the amendment to iTurf's certificate of incorporation. In addition, the iTurf board of directors recommends that iTurf stockholders vote "FOR" the amendment to iTurf's 1999 Amended and Restated Stock Incentive Plan, "FOR" the election of the two Class A directors of iTurf and "FOR" the ratification of the appointment of Ernst & Young LLP as iTurf's independent auditors.


    Whether or not you are able to attend the iTurf special meeting, your vote by proxy is very important. iTurf stockholders are encouraged to mark, sign and date the enclosed proxy and mail it promptly in the enclosed return envelope.


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                              THE MERGER AGREEMENT


    This section of the Joint Proxy Statement/Prospectus describes material provisions of the merger agreement. Because this description of the merger agreement is a summary, it does not contain all the information that may be important to you. You should read carefully the entire copy of the merger agreement, which is included in this Joint Proxy Statement/Prospectus as Annex A, including the amendment to the merger agreement, which is included in this Joint Proxy Statement/Prospectus as Annex A-1.


FORM OF MERGER

    If all the conditions to the merger are satisfied or waived in accordance with the merger agreement, iTurf Breakfast Corp., a wholly-owned subsidiary of iTurf, will merge with and into dELiA*s, with dELiA*s being the surviving corporation and becoming a wholly-owned subsidiary of iTurf.

EFFECTIVE TIME OF THE MERGER

    The merger will become effective when a certificate of merger is filed with and accepted by the Secretary of State of the State of Delaware or a later date if the certificate of merger specifies a later date.

SURVIVING CORPORATION CERTIFICATE OF INCORPORATION


    dELiA*s will be the surviving corporation of the merger and will become a wholly-owned subsidiary of iTurf. The certificate of incorporation of iTurf Breakfast Corp., as in effect immediately prior to the effective time of the merger, will become the certification of incorporation of the surviving corporation, except that the name of the surviving corporation will be changed to dELiA*s Group Inc.


SURVIVING CORPORATION BYLAWS

    The bylaws of iTurf Breakfast Corp., as in effect immediately prior to the effective time of the merger, will become the bylaws of the surviving corporation.

SURVIVING CORPORATION DIRECTORS AND OFFICERS

    The directors and officers of iTurf Breakfast Corp. immediately prior to the effective time of the merger will become the directors and officers of the surviving corporation. These directors and officers will serve until their successors have been elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the surviving corporation.

MERGER CONSIDERATION TO BE RECEIVED BY DELIA*S STOCKHOLDERS

    On the date the merger becomes effective, each outstanding share of dELiA*s common stock, other than shares held in the treasury of dELiA*s, but including shares held by iTurf or any of iTurf's subsidiaries, will be converted into the right to receive 1.715 shares of iTurf's Class A common stock. Holders of dELiA*s common stock will receive cash in lieu of fractional shares of iTurf's Class A common stock.

    The issued and outstanding shares of iTurf's Class A common stock will remain outstanding and will not be affected by the merger. The issued and outstanding shares of iTurf's Class B common stock, all of which are owned by dELiA*s, will continued to be held by dELiA*s following the merger. However, under Delaware law, shares held by dELiA*s may not be voted or counted for purposes of

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determining a quorum at any subsequent meeting of iTurf stockholders. For accounting purposes, these shares will be deemed to be treasury shares of iTurf and will not be dilutive to earnings per share.

EXCHANGE OF CERTIFICATES

    Prior to the effective time of the merger, iTurf will designate an exchange agent with whom iTurf will deposit certificates representing shares of iTurf's Class A common stock together with an amount of cash for payment of fractional shares.

    Soon after the completion of the merger, the exchange agent will mail to the holders of dELiA*s common stock a letter stating the conditions and instructions for the exchange of dELiA*s common stock for the consideration to which the holders are entitled in the merger. Once a holder surrenders dELiA*s common stock to the exchange agent, the holder will receive a certificate representing that whole number of shares of iTurf's Class A common stock to which the holder is entitled, and cash in lieu of any fractional shares of iTurf's Class A common stock.

    dELiA*s stockholders will not be entitled to receive any dividends or other distributions payable by iTurf until they exchange their dELiA*s stock certificates for certificates representing shares of iTurf's Class A common stock. Once they deliver their dELiA*s stock certificates to the exchange agent, dELiA*s stockholders will receive any dividends and distributions to which they are entitled. No interest will be paid or will accrue on any amounts payable to dELiA*s stockholders.

NO FRACTIONAL SHARES WILL BE ISSUED

    No certificates representing fractional shares of iTurf's Class A common stock will be issued. Instead of receiving fractional shares of iTurf's Class A common stock, each former holder of dELiA*s common stock will receive cash. The amount of cash that will be paid in place of fractional shares will be equal to the fractional share to which a holder was entitled, multiplied by the closing price of a share of iTurf's Class A common stock on The Nasdaq Stock Market on the trading day on which the effective time of the merger occurs, or, if iTurf's Class A common stock is not quoted on that day, the fair market value of the Class A common stock on that day as determined in good faith by the iTurf board of directors with the approval of the special committee.

REPRESENTATIONS AND WARRANTIES

    The merger agreement contains the following material representations and warranties of iTurf and dELiA*s:

      1. each company is duly organized and in good standing under the laws of its jurisdiction of incorporation;

      2. the subsidiaries of each company;

      3. each company's certificate of incorporation and bylaws are in effect and neither company has violated its organizational documents;

      4. the capitalization of each company, including number of shares authorized and outstanding;

      5. each company has the necessary corporate power and authority to enter into the merger agreement;

      6. the required vote of the stockholders of each company to approve the merger, in the case of dELiA*s, and the merger and the amendment to iTurf's certificate of incorporation, in the case of iTurf;

      7. absence of any breach of organizational documents or material agreements as a result of the merger;

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      8. absence of any required filings with governmental entities;

      9. accuracy of each company's filings with the Securities and Exchange Commission and financial statements;

     10. absence of certain changes or events affecting each company which could have a material adverse effect on each company;

     11. the fairness opinion received by the board of directors of each company;

     12. the lack of any brokers entitled to fees or commissions in connection with the merger; and

     13. the merger will not cause any restricted stock or options to vest or trigger any special benefits to employees, directors or stockholders.

    iTurf also represents to dELiA*s that the special committee has determined that the merger is advisable and in the best interests of iTurf's stockholders, other than dELiA*s, Stephen I. Kahn and their affiliates, and recommends that the iTurf board of directors approve the merger.

STOCK OPTION PLANS

    In the merger, each option to acquire shares of dELiA*s common stock will be converted, subject to limitations, into an option to acquire the number of shares of iTurf's Class A common stock determined by multiplying the number of dELiA*s shares originally covered by the option by the merger exchange ratio of
1.715. The options so converted and assumed by iTurf in the merger will continue to be governed by the terms of the dELiA*s 1996 and 1998 Stock Incentive Plans.

    In addition, iTurf and dELiA*s have agreed to take all required action to ensure that no accelerated vesting of options or restricted stock will occur as a result of the merger.

NO SOLICITATION

    Under the merger agreement, dELiA*s and its subsidiaries, and their officers, directors, employees, agents and representatives, may not solicit any inquiries, proposals or offers relating to a transaction involving, or purchase of, 15% or more of the consolidated assets or equity securities of dELiA*s or any of its subsidiaries. Any such proposal or offer is referred to below as an "acquisition proposal." In addition, dELiA*s and its subsidiaries, and their officers, directors, employees, agents and representatives, may not engage in any negotiations or discussions with, or provide any confidential information to, any person relating to an acquisition proposal.

    However, the merger agreement does not prevent dELiA*s or the dELiA*s board of directors from:

      1. complying with Rule 14e-2 under the Securities Exchange Act of 1934 with regard to an acquisition proposal;

      2. soliciting any inquiries or the making of any proposal or offer for, engaging in negotiations or discussions concerning, or providing confidential information regarding, any of Storybook Inc., TSI Soccer Corporation, the Droog business or any of their assets; or

      3. before the approval of the merger agreement by the stockholders of dELiA*s:

           A. providing information in response to a request by a person who has made an unsolicited, bona fide, written acquisition proposal if the dELiA*s board receives from the person an appropriate confidentiality agreement;

           B. engaging in any negotiations or discussions with any person who has made an unsolicited, bona fide, written acquisition proposal; or

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           C. recommending such an acquisition proposal to the stockholders of
           dELiA*s.

dELiA*s may take any of the actions specified in A, B or C above only if the dELiA*s board determines in good faith, after consultation with outside legal counsel, that the action is necessary for its directors to comply with their fiduciary duties under Delaware law. Also, in the case of B or C above, the dELiA*s board must first determine in good faith, after consultation with its financial advisor, that the acquisition proposal is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, and would, if consummated, result in a more favorable transaction than the merger.

    dELiA*s agreed to immediately cease any existing activities, discussions or negotiations conducted before August 16, 2000 relating to a potential acquisition proposal. dELiA*s further agreed that it will take the necessary steps to inform promptly all of its and its subsidiaries officers, directors, employees, agents and representatives of these obligations. dELiA*s will notify iTurf immediately if any inquiries, proposals or offers are received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, any of its representatives. In its notice, dELiA*s will give the name of the person and the material terms and conditions of any proposals or offers. dELiA*s will keep iTurf informed of the status and terms of any such proposals or offers and the status of any such negotiations or discussions. dELiA*s also will promptly request each person that has previously executed a confidentiality agreement in connection with an acquisition proposal to return all confidential information that has been furnished to that person.

DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE

    The merger agreement provides that all rights to indemnification or exculpation existing as of August 16, 2000, the date of the merger agreement, in favor of the past and present directors, officers, employees, agents and fiduciaries of dELiA*s, whether provided in dELiA*s certificate of incorporation or bylaws or otherwise, will continue in full force and effect following the merger.

    The merger agreement also provides that dELiA*s, as the surviving corporation of the merger, will maintain, for a period of six years after completion of the merger, its current policies of directors' and officers' liability insurance with respect to claims arising from or related to facts or events that occurred on or before the completion of the merger. dELiA*s may substitute policies that provide at least the same coverage and amounts and that contain terms and conditions that are no less advantageous to the insured. However, dELiA*s will not be required to make annual premium payments in an amount in excess of 200% of the annual premiums paid by it for directors' and officers' liability insurance on the date of the merger agreement.

ELECTION OF DIRECTORS OF ITURF

    iTurf will use its best efforts to cause four individuals nominated by dELiA*s to be elected, as soon as practicable after the effective time of the merger, to the board of directors of iTurf and, subject to the restrictions contained in iTurf's Second Restated Certificate of Incorporation, to be apportioned among the respective classes of the iTurf board of directors in the manner designated by dELiA*s.

VOTING OF DELIA*S COMMON STOCK

    Stephen I. Kahn agreed that, at the dELiA*s special meeting, he will vote all shares of dELiA*s common stock which he then holds of record or beneficially owns, including shares of his family members or other persons subject to a stockholders agreement, in favor of the approval and adoption of the merger agreement.

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LIMITATION ON ISSUANCE OF OPTIONS AND RESTRICTED STOCK

    The merger agreement imposes limitations on the ability of iTurf and dELiA*s to issue options and restricted stock before the effective time of the merger. iTurf may not issue any options or restricted stock unless it obtains the prior written consent of the special committee of iTurf's board of directors. dELiA*s may not issue any options or restricted stock except (1) with the prior written consent of the special committee, (2) issuances to new employees or
(3) issuances that do not, either individually or in the aggregate, exceed 75,000 shares of dELiA*s common stock.

CONDITIONS TO CONSUMMATION OF THE MERGER

    The merger agreement contains conditions to complete the merger. Neither iTurf nor dELiA*s will be obligated to complete the merger unless the following conditions are satisfied:

       -- No Injunction or Proceeding: No preliminary or permanent injunction, temporary restraining order or other decree of a court is in effect, no statute, rule or regulation has been enacted by a governmental entity, and no action, suit or proceeding by any governmental entity has been instituted or threatened which prevents or prohibits consummation of the merger;

       -- Effectiveness of the S-4 Registration Statement: The registration statement on Form S-4 filed by iTurf to register the shares of Class A common stock to be issued in the merger has become effective under the Securities Act of 1933. No stop order suspending the effectiveness of the S-4 registration statement has been issued by the Securities and Exchange Commission and no proceedings for that purpose, and no similar proceedings in respect of this Joint Proxy Statement/Prospectus, have been initiated or threatened by the Securities and Exchange Commission;

       -- Stockholder Approvals: The dELiA*s stockholders have approved and adopted the merger agreement and the iTurf stockholders have approved and adopted the merger agreement and the amendment to iTurf's certificate of incorporation;

       -- Filing of Second Restated Certificate of Incorporation: iTurf has filed its Second Restated Certificate of Incorporation with the State of Delaware.

    iTurf will not be required to complete the merger unless the following conditions are satisfied or waived:

       -- Representations and Warranties: The representations and warranties made by dELiA*s in the merger agreement are true and correct in all material respects at the effective time of the merger;

       -- Agreements: dELiA*s has performed in all material respects all obligations required by the merger agreement to be performed by it at or prior to the effective time of the merger;

       -- No Acceleration of Options or Restricted Stock: dELiA*s has taken all necessary action to ensure that no accelerated vesting of dELiA*s options or restricted stock will occur as a result of the merger;

       -- Consent Obtained: dELiA*s has obtained the required consent to the merger under its amended and restated credit facility with Congress Financial Corporation, or dELiA*s has obviated the need to obtain this consent.

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    dELiA*s will not be required to complete the merger unless the following conditions are satisfied or waived:

       -- Representations and Warranties: The representations and warranties made by iTurf in the merger agreement are true and correct in all material respects at the effective time of the merger;

       -- Agreements: iTurf has performed in all material respects all obligations required by the merger agreement to be performed by it at or prior to the effective time of the merger;

       -- No Acceleration of Options or Restricted Stock: iTurf has taken all necessary action to ensure that no accelerated vesting of iTurf options or restricted stock will occur as a result of the merger.

TERMINATION

    The merger agreement may be terminated at any time before the effective time of the merger in any of the following circumstances, regardless of whether the stockholders of iTurf and dELiA*s have approved the matters to be voted upon at their special meetings:

       -- by mutual written consent authorized by the boards of directors of iTurf and dELiA*s;

       -- by either iTurf or dELiA*s if the effective time of the merger has not occurred on or before August 16, 2001. This termination right is not available to any party whose failure to fulfill any obligation has been the cause of, or resulted in, the failure of the effective time to occur;

       -- by either iTurf or dELiA*s if a court or governmental entity has issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise preventing or prohibiting the merger, and the order, decree, ruling or other action has become final and non-appealable;

       -- by either iTurf or dELiA*s if (1) the dELiA*s board of directors withdraws, modifies or changes its recommendation of the merger in a manner adverse to iTurf or resolves to do so or (2) the dELiA*s board of directors recommends, resolves to accept or accepts an alternative acquisition proposal made by a third party;

       -- by either iTurf or dELiA*s if, at the iTurf special meeting, iTurf stockholders do not approve and adopt the merger agreement and the amendment to iTurf's certificate of incorporation;

       -- by either iTurf or dELiA*s if, at the dELiA*s special meeting, dELiA*s stockholders do not approve and adopt the merger agreement.

In order to terminate the merger agreement, iTurf must first obtain the approval of the special committee.

FEES AND EXPENSES

    Except as provided in the immediately following paragraph, regardless of whether the merger is completed, dELiA*s and iTurf will pay their own fees and expenses incurred in connection with the merger.

    If either iTurf or dELiA*s terminates the merger agreement because of dELiA*s decision to withdraw or change its recommendation of the merger or to pursue an alternative transaction, dELiA*s must pay to iTurf a fee of $1,000,000 plus reimbursement of iTurf's reasonable and documented transaction costs. These transaction costs include costs incurred by or on behalf of iTurf's special

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committee, such as legal and accounting expenses and amounts paid or payable to
U.S. Bancorp Piper Jaffray, its financial advisor.

AMENDMENT; WAIVER

    The merger agreement may only be amended by action of the board of directors of iTurf, dELiA*s and iTurf Breakfast Corp. The iTurf special committee also must approve any amendment. Any amendment must be in writing.

    At any time prior to the effective time of the merger, any party to the merger agreement may in writing:

       -- extend the time for performance of any obligation or other act of any other party;

       -- waive any inaccuracies in the representations and warranties of any other party; or

       --  waive compliance with any agreement or condition of any other party.

Any extension or waiver by which iTurf is to be bound must be approved by its special committee.


AMENDMENT TO THE MERGER AGREEMENT



    On October 12, 2000, iTurf, iTurf Breakfast Corp. and dELiA*s entered into an amendment to the merger agreement which provides the following:



       -- iTurf will change its name to dELiA*s Corp., rather than dELiA*s iTurf Inc., following the merger, provided that iTurf's stockholders approve the amendment to iTurf's certificate of incorporation; and



       -- dELiA*s, which will be the surviving corporation in the merger and become a wholly-owned subsidiary of iTurf, will change its name to dELiA*s Group Inc. following the merger.


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           DESCRIPTION OF ITURF'S CAPITAL STOCK FOLLOWING THE MERGER

    This section of the Joint Proxy Statement/Prospectus describes the material terms of the capital stock of iTurf under iTurf's Second Restated Certificate of Incorporation and bylaws that will be in effect immediately after the merger is completed. This section also summarizes relevant provisions of the Delaware General Corporation Law, which we refer to as "Delaware law." The following descriptions of iTurf's capital stock and selected provisions of iTurf's Second Restated Certificate of Incorporation and bylaws are summaries. A complete copy of iTurf's Second Restated Certificate of Incorporation is included in this Joint Proxy Statement/Prospectus as Annex B, and a complete copy of iTurf's bylaws has been filed with the Securities and Exchange Commission as an exhibit to the registration statement containing this Joint Proxy Statement/Prospectus.

ITURF'S AUTHORIZED CAPITAL STOCK


    Immediately after the merger becomes effective, iTurf's authorized capital stock will consist of 87,500,000 shares of Class A common stock, par value $.01 per share, 12,500,000 shares of Class B common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of October 12, 2000, 9,697,090 shares of iTurf's Class A common stock, 11,425,000 shares of iTurf's Class B common stock and no shares of iTurf's preferred stock were issued and outstanding, and 11,425,000 shares of Class A common stock were reserved for issuance upon conversion of Class B common stock into Class A common stock. Following completion of the merger, 38,486,428 shares of Class A common stock, 11,425,000 shares of Class B common stock and no shares of preferred stock will be issued and outstanding. dELiA*s will continue to hold 11,425,000 shares of Class B common stock and 1,136 shares of Class A common stock, which for accounting purposes will be deemed to be held in the treasury of iTurf. In addition, iTurf Finance Company, a wholly-owned subsidiary of iTurf that owns 551,046 shares of dELiA*s common stock, will have those shares converted in the merger into 945,044 shares of iTurf's Class A common stock, which for accounting purposes will be deemed to be held in the treasury of iTurf.


ITURF'S COMMON STOCK

    VOTING RIGHTS. Holders of iTurf's Class A common stock are entitled to one vote per share, while holders of iTurf's Class B common stock are entitled to six votes per share on most matters to be voted on by stockholders. The holders of iTurf's Class A and Class B common stock otherwise have identical voting rights. However, if iTurf's stockholders approve the amendment to iTurf's certificate of incorporation, then upon any transfer of shares of iTurf's
Class B common stock, the transferred shares will lose their voting rights, unless the transfer is first approved by a majority of iTurf's outstanding shares entitled to vote.

    Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Class A and Class B common stock present in person or represented by proxy, voting together as a single class. Holders of iTurf's preferred stock might in the future be granted the right to vote alongside holders of iTurf's common stock. When electing directors, those candidates receiving the most votes, even if not a majority of the votes cast, will be elected directors. Holders of shares of Class A and Class B common stock are not entitled to cumulate their votes in the election of directors.

    Except as otherwise provided by law, and after honoring any voting rights granted to holders of any outstanding preferred stock, amendments to iTurf's Second Restated Certificate of Incorporation must be approved by a majority of the combined voting power of all of the Class A and Class B common stock entitled to vote, voting together as a single class. Any amendment to iTurf's Second Restated Certificate of Incorporation to increase or decrease the authorized shares of any class must be approved by the affirmative vote of the holders of a majority of the voting power of the common stock

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entitled to vote, voting together as a single class. However, amendments to
iTurf's Second Restated Certificate of Incorporation that would alter the powers, preferences or special rights of either the Class A or Class B common stock so as to affect them adversely must be approved by at least 75% of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

    Under Delaware law, neither dELiA*s, which will continue to hold all the outstanding shares of Class B common stock and 1,136 shares of Class A common stock after the merger, nor iTurf Finance Company, which will own 945,044 shares of Class A common stock after the merger, will be entitled to vote or have its shares counted for purposes of determining a quorum at any subsequent meeting of iTurf stockholders.

    DIVIDENDS. Holders of Class A and Class B common stock will share equally on a per-share basis in any dividend declared by the iTurf board of directors, after honoring any preferential rights of outstanding preferred stock. Dividends consisting of shares of Class A or Class B common stock may be paid only as follows:

    - dividend shares of Class A common stock may be paid only to holders of shares of Class A common stock and dividend shares of Class B common stock may be paid only to holders of Class B common stock; and

    - shares will be paid proportionally with respect to each outstanding share of Class A and Class B common stock.

iTurf may not subdivide or combine shares of either Class A or Class B common stock without at the same time proportionally subdividing or combining shares of the other class.

    CONVERSION OF CLASS B COMMON STOCK. Each share of Class B common stock is convertible into one share of Class A common stock under the circumstances described below.

    Each share of Class B common stock is convertible into one share of Class A common stock at any time prior to a tax-free spin-off of iTurf from dELiA*s, at the option of the holder.

    Any transfer of shares of Class B common stock will result in an automatic conversion of those shares into Class A common stock on a one-to-one basis at the time of the disposition, if the transfer is to a person other than:

    - dELiA*s;

    - any of dELiA*s subsidiaries; or

    - a strategic partner.

A "strategic partner" means any entity or group of affiliated entities acquiring Class B common stock constituting at least 10% of the aggregate number of outstanding shares of all classes of iTurf's common stock that a majority of iTurf's directors not affiliated with iTurf or dELiA*s determines in good faith, prior to such an acquisition, to be a strategic partner in the best interests of iTurf's business and iTurf's stockholders.

    In addition, all shares of the Class B common stock will automatically convert into Class A common stock if the number of outstanding shares of Class B common stock beneficially owned by dELiA*s falls below 10% of the aggregate number of outstanding shares of all classes of iTurf's common stock.

    iTurf's Second Restated Certificate of Incorporation contains other provisions regarding the conversion of Class B common stock in the event of a tax-free spin-off of iTurf to stockholders of dELiA*s, which will not be applicable after the merger.

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    All conversions will be effected on a share-for-share basis.

    OTHER RIGHTS. Upon a liquidation, dissolution or winding-up of iTurf, all holders of Class A and Class B common stock are entitled to share ratably in any of iTurf's assets available for distribution to holders of shares of common stock, after payment in full of the amounts required to be paid to holders of iTurf's preferred stock, if any.

    No shares of Class A or Class B common stock will be subject to redemption or have preemptive rights to purchase additional shares of common stock.

    Upon the closing of the merger, all the outstanding shares of Class A common stock and Class B common stock will be validly issued, fully paid and nonassessable.

ITURF'S PREFERRED STOCK

    iTurf's board of directors is authorized, without further stockholder approval, to issue up to an aggregate of 1,000,000 shares of preferred stock in one or more series. The board is also able to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series of preferred stock. There are no shares of preferred stock outstanding. iTurf has no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND ITURF'S SECOND RESTATED
  CERTIFICATE OF INCORPORATION AND BYLAWS

    iTurf is subject to the provisions of Section 203 of Delaware law.
Section 203 generally prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

    - the transaction in which the stockholder became an "interested stockholder" is approved by the board of directors prior to the date the "interested stockholder" attained that status;

    - upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers; or

    - on or subsequent to that date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

"Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Generally, an "interested stockholder" is a person who, together with his affiliates and associates, owns, or within the prior three years did own, 15% or more of a corporation's voting stock. The restrictions in this statute could prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts with respect to iTurf and therefore discourage attempts to acquire iTurf.

    In addition, iTurf's Second Restated Certificate of Incorporation and bylaws may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the Class A common stock.

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CLASSIFIED BOARD OF DIRECTORS

    iTurf's board of directors is divided into three classes of directors serving staggered, three-year terms. As a result, approximately one-third of the members of iTurf's board of directors is elected each year. When coupled with the provisions of iTurf's bylaws authorizing the board of directors to fill vacant directorships and increase the size of the board of directors, these provisions may prevent stockholders from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by any removals with their own nominees.

SPECIAL MEETINGS OF STOCKHOLDERS

    iTurf's Second Restated Certificate of Incorporation provides that special meetings of the stockholders of iTurf can be called only by the Chairman of the board of directors, a Vice Chairman, the President or a majority of the members of the board of directors.

WRITTEN CONSENT

    Under iTurf's Second Restated Certificate of incorporation, the stockholders of iTurf are not allowed to take action in writing without a meeting of the stockholders after the date on which none of dELiA*s, any of dELiA*s subsidiaries, Stephen I. Kahn or any strategic partner beneficially owns at least 50% of the voting power of all classes of outstanding common stock. As a result of the operation of Delaware law, which will prohibit dELiA*s from voting shares of iTurf's common stock that it owns after the merger, and dilution of stockholders' ownership interests in the merger, iTurf stockholders will not be allowed to take action by written consent following completion of the merger.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

    iTurf's bylaws require that timely notice in writing be provided by stockholders seeking to bring business before, or to nominate candidates for election as directors at, the annual meeting of stockholders. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of iTurf not less than 120 days nor more than 150 days prior to the first anniversary of the date of iTurf's notice of annual meeting provided with respect to the previous year's annual meeting of stockholders.

    If no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 days earlier than or 60 days after that anniversary, notice will be timely if received not more than 90 days after the later of

    - 60 days prior to the annual meeting of stockholders or

    - the close of business on the tenth day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever first occurs.

    iTurf's bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from timely bringing matters before, or from making nominations for directors at, an annual meeting of stockholders.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duty of care. iTurf's Second Restated Certificate of Incorporation includes a provision that eliminates the personal liability of iTurf's directors for monetary damages for breach of fiduciary duty as a director, except for liability:

    - for any breach of the director's duty of loyalty to iTurf or its stockholders;

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    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    - under Section 174 of Delaware law regarding unlawful dividends and stock purchases; and

    - for any transaction from which the director derived an improper personal benefit.

iTurf's bylaws generally provide that:

    - iTurf must indemnify iTurf's directors and officers to the fullest extent permitted by Delaware law;

    - iTurf may indemnify iTurf's other employees and agents to the same extent that iTurf indemnifies iTurf's officers and directors, unless otherwise required by law, iTurf's Second Restated Certificate of Incorporation, iTurf's bylaws or other agreements; and

    - iTurf must advance expenses, as incurred, to iTurf's directors and executive officers in connection with legal proceedings to the fullest extent permitted by Delaware law.

    iTurf has obtained directors' and officers' insurance providing indemnification for iTurf's directors, officers and some employees. iTurf believes that these indemnification provisions and insurance are necessary to attract and retain qualified directors and executive officers.

    The limitation of liability and indemnification provisions in iTurf's Second Restated Certificate of Incorporation and bylaws may discourage stockholders from bringing a lawsuit against iTurf's directors for breach of their fiduciary duty. These provisions may also reduce the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit iTurf and iTurf's stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent iTurf pays the costs of settlement and damage awards against directors and officers in connection with these indemnification provisions.

    At present, there is no pending litigation or proceeding involving any of iTurf's directors, officers or employees for which indemnification is sought. iTurf is unaware of any threatened litigation that may result in claims for indemnification.

AUTHORIZED BUT UNISSUED SHARES

    The authorized but unissued shares of common and preferred stock of iTurf are available for future issuance without stockholder approval. iTurf may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of these shares could discourage or make more difficult an attempt to obtain control of iTurf, by means of a proxy contest, tender offer, merger or otherwise.

    Delaware law provides generally that the affirmative vote of a majority in interest of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless its certificate of incorporation or bylaws requires a greater percentage.

LISTING


    iTurf's Class A common stock has been approved for listing on The Nasdaq Stock Market under the trading symbol "TURF." Following completion of the merger, iTurf's Class A common stock will continue to be listed on The Nasdaq Stock Market under the trading symbol "DLIA."


TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for iTurf's Class A common stock is The Bank of New York, located at 101 Barclay Street, New York, New York 10286. Its telephone number is 1-800-524-4458.

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           COMPARISON OF RIGHTS OF STOCKHOLDERS OF ITURF AND DELIA*S

GENERAL

    The rights of iTurf stockholders are currently governed by the Delaware General Corporation Law, the Restated Certificate of Incorporation of iTurf and the bylaws of iTurf. The rights of dELiA*s stockholders are currently governed by the Delaware General Corporation Law, the Certificate of Incorporation of dELiA*s and the bylaws of dELiA*s. If the merger is consummated, at the time the merger becomes effective, each outstanding share of dELiA*s common stock will be converted, in accordance with the merger agreement, into 1.715 shares of iTurf's Class A common stock.

    Upon completion of the merger, the rights of iTurf stockholders and dELiA*s stockholders who become iTurf stockholders as a result of the merger will be governed by the Delaware General Corporation Law, the Second Restated Certificate of Incorporation of iTurf and the bylaws of iTurf. The Second Restated Certificate of Incorporation of iTurf will be identical in all respects to the Restated Certificate of Incorporation of iTurf except for the amendments described in this Joint Proxy Statement/Prospectus.

    The material differences between the rights of the common stockholders of iTurf and dELiA*s are summarized below. Since iTurf and dELiA*s are both organized under the laws of the state of Delaware and are subject to the provisions of Delaware law, any differences in the rights of iTurf and dELiA*s stockholders arise solely from the differences in their certificates of incorporation and bylaws. The following discussion includes and is limited to the material provisions and changes, is not intended to be complete and is qualified by reference to Delaware law, the Restated Certificate of Incorporation, the Second Restated Certificate of Incorporation and the bylaws of iTurf, and the Certificate of Incorporation and bylaws of dELiA*s. Except for iTurf's Second Restated Certificate of Incorporation, which is included in this Joint Proxy Statement/Prospectus as Annex B, copies of these documents are exhibits to iTurf's and dELiA*s Annual Reports on Form 10-K, which will be sent to stockholders of iTurf and dELiA*s upon request.

CAPITALIZATION

BEFORE THE MERGER


    DELIA*S. The authorized capital stock of dELiA*s consists of 50,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of October 12, 2000, 16,786,786 shares of common stock and no shares of preferred stock were issued and outstanding.



    ITURF. The authorized capital stock of iTurf consists of 80,000,000 shares of common stock, par value $.01 per share, of which 67,500,000 shares are designated as Class A common stock and 12,500,000 shares are designated as Class B common stock, and 1,000,000 shares of preferred stock, par value $.01 per share. As of October 12, 2000, 9,697,090 shares of Class A common stock, 11,425,000 shares of Class B common stock and no shares of preferred stock were issued and outstanding.


AFTER THE MERGER

    The authorized capital stock of iTurf after the merger will consist of 100,000,000 shares of common stock, par value $.01 per share, of which 87,500,000 shares will be designated as Class A common stock and 12,500,000 shares will be designated as Class B common stock, and 1,000,000 shares of preferred stock, par value $.01 per share. At the time the merger is completed, we expect that 38,486,428 shares of Class A common stock, 11,425,000 shares of Class B common stock and no shares of preferred stock will be issued and outstanding. dELiA*s will continue to hold 11,425,000 shares of Class B common stock and 1,136 shares of Class A common stock, which for accounting purposes will be deemed to be held in the treasury of iTurf. In addition, iTurf Finance Company, a wholly-owned subsidiary of iTurf

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that owns 551,046 shares of dELiA*s common stock, will have those shares converted in the merger into 945,044 shares of iTurf's Class A common stock, which for accounting purposes will be deemed to be held in the treasury of iTurf.

PREEMPTIVE RIGHTS

    Under Delaware law, stockholders have no preemptive rights unless these rights are provided for in a corporation's certificate of incorporation. Neither iTurf's nor dELiA*s certificate of incorporation provides for preemptive rights.

VOTING RIGHTS

    DELIA*S. The holders of dELiA*s common stock are entitled to one vote for each share held of record on all matters voted upon by stockholders. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of dELiA*s common stock present in person or represented by proxy. The board of directors of dELiA*s is empowered to set the terms of shares of dELiA*s preferred stock and may, without stockholder approval, issue shares of preferred stock with terms that could adversely affect the voting power and other rights of holders of dELiA*s common stock.

    ITURF. Holders of iTurf's Class A common stock are entitled to one vote per share, while holders of iTurf's Class B common stock are entitled to six votes per share on most matters to be voted on by stockholders. The holders of iTurf's Class A and Class B common stock otherwise have identical voting rights. Shares of Class B common stock also have conversion rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Class A and Class B common stock present in person or represented by proxy, voting together as a single class. However, under Delaware law, neither dELiA*s, which will continue to hold all the outstanding shares of Class B common stock and 1,136 shares of Class A common stock after the merger, nor iTurf Finance Company, which will own 945,044 shares of Class A common stock after the merger, will be entitled to vote or have these shares counted for purposes of determining a quorum at any subsequent meeting of iTurf stockholders. In addition, upon any transfer of shares of iTurf's Class B common stock, the transferred shares will lose their voting rights, unless the transfer is first approved by a majority of iTurf's outstanding shares entitled to vote.

    Like the board of directors of dELiA*s, the board of directors of iTurf is empowered to set the terms of shares of iTurf's preferred stock and may, without stockholder approval, issue shares of preferred stock with terms that could adversely affect the voting power and other rights of holders of iTurf's common stock.

SPECIAL MEETINGS OF STOCKHOLDERS

    DELIA*S. Only a majority of dELiA*s board of directors, excluding those directors affiliated with or elected by an interested stockholder, the Chairman of the board, the Vice Chairman of the board or the president of dELiA*s can call a special meeting of stockholders. In addition, stockholders may take any action by written consent.

    ITURF. iTurf's Second Restated Certificate of Incorporation provides that special meetings of the stockholders of iTurf can be called only by the Chairman of the board of directors, a Vice Chairman, the President or a majority of the members of the board of directors. Under iTurf's Second Restated Certificate of Incorporation, the stockholders of iTurf are not allowed to take action in writing without a meeting of the stockholders after the date on which none of dELiA*s, any of dELiA*s subsidiaries, Stephen I. Kahn or any strategic partner beneficially owns at least 50% of the voting power of all classes of outstanding common stock. As a result of the operation of Delaware law, which will prohibit dELiA*s from voting shares of iTurf's common stock that it owns after the merger, and dilution of

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stockholders' ownership interests in the merger, iTurf stockholders will not be allowed to take action by written consent following completion of the merger.

ADVANCE NOTICE REQUIREMENTS

    DELIA*S. dELiA*s Certificate of Incorporation establishes advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the board of directors or a committee of the board, of candidates for election as directors at dELiA*s annual meeting of stockholders. Any stockholder proposals must be made by written notice to the secretary of dELiA*s delivered or mailed to, and received at, the principal executive offices of dELiA*s not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting. dELiA*s Certificate of Incorporation specifies requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from timely bringing matters before, or from making nominations for directors at, an annual meeting of stockholders.

    ITURF. iTurf's bylaws also require that timely notice in writing be provided by stockholders seeking to bring business before, or to nominate candidates for election as directors at, iTurf's annual meeting of stockholders. To be timely, a stockholder's notice must be delivered or mailed to, and received at, the principal executive offices of iTurf not less than 120 days nor more than 150 days prior to the first anniversary of the date of iTurf's notice of annual meeting provided with respect to the previous year's annual meeting.

    If no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 days earlier than or 60 days after that anniversary, notice will be timely if received not more than 90 days after the later of

    - 60 days prior to the annual meeting of stockholders or

    - the close of business on the tenth day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever first occurs.

    iTurf's bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from timely bringing matters before, or from making nominations for directors at, an annual meeting of stockholders.

ELECTION OF DIRECTORS

    DELIA*S. Under dELiA*s Certificate of Incorporation, dELiA*s board of directors is divided into three classes of directors serving staggered terms. One class of directors is elected at each annual meeting of stockholders for a three-year term. At least two annual meetings of stockholders, instead of one, generally is required to change the majority of dELiA*s board, which consists of six directors.

    When electing directors, those candidates receiving the most votes, even if not a majority of the votes cast, will be elected directors. Holders of shares of dELiA*s common stock are not entitled to cumulate their votes in the election of directors. Thus, the owners of a majority of the common stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of those shares would not be able to elect any directors.

    ITURF. Under iTurf's Second Restated Certificate of Incorporation, iTurf's board of directors is also divided into three classes of directors serving staggered, three-year terms, with approximately one-third of the members of iTurf's board of directors elected each year. Because the iTurf board is expected to consist of 12 directors following completion of the merger, three annual meetings of stockholders will be required to change the majority of the iTurf board.

    When electing directors, those candidates receiving the most votes, even if not a majority of the votes cast, will be elected directors. Holders of shares of Class A and Class B common stock are not

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entitled to cumulate their votes in the election of directors. Thus, the owners of a majority of the total common stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of those shares would not be able to elect any directors.

VACANCIES AND REMOVAL OF DIRECTORS

    DELIA*S. Under dELiA*s Certificate of Incorporation, any director may be removed with or without cause at any time by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at a special meeting of stockholders called for that purpose and the vacancies thus created may be filled at that same meeting by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at that meeting. Other vacancies, however created, in the board of directors may also be filled by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote in the election of directors.

    ITURF. Under iTurf's bylaws, any director may be removed at any time, either with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. Any vacancy in the board of directors, including one created by an increase in the number of directors, may be filled for the unexpired term by a majority vote of the remaining directors.

CERTAIN BUSINESS COMBINATIONS

    Both dELiA*s and iTurf are subject to the provisions of Section 203 of the Delaware General Corporation Law. See "Description of iTurf's Capital Stock Following the Merger--Anti-Takeover Effects of Provisions of Delaware Law and iTurf's Second Restated Certificate of Incorporation and Bylaws."

AMENDMENTS TO CERTIFICATES OF INCORPORATION AND BYLAWS

    DELIA*S. Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. dELiA*s Certificate of Incorporation requires the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote in the election of directors to amend or repeal specified articles of dELiA*s Certificate of Incorporation relating to:

    - the classification, election and removal of members of the board of directors;

    - meetings of the stockholders; and

    - the approval of any agreement for the merger or consolidation of dELiA*s with or into any other corporation or the sale, lease, transfer or exchange of all or substantially all the assets of dELiA*s.

    dELiA*s bylaws may be amended or repealed by a vote of not less than 66 2/3% of the members of dELiA*s board of directors, although the board of directors may not amend or repeal any bylaw adopted by the stockholders of dELiA*s. dELiA*s stockholders also have the power to amend or repeal the bylaws by a vote of not less than 66 2/3% of the shares entitled to vote for the election of directors.

    ITURF. Subject to any voting rights granted to holders of any outstanding preferred stock, amendments to iTurf's Second Restated Certificate of Incorporation must be approved by a majority of the combined voting power of all of the Class A and Class B common stock, voting together as a single class. Any amendment to iTurf's Second Restated Certificate of Incorporation to increase or decrease the authorized shares of any class must be approved by the affirmative vote of the holders of a majority of the voting power of the common stock, voting together as a single class. However, amendments to

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iTurf's Second Restated Certificate of Incorporation that would alter the powers, preferences or special rights of either the Class A or Class B common stock so as to affect them adversely must be approved by not less than 75% of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Amendments to the following provisions of iTurf's Second Restated Certificate of Incorporation must be approved by the affirmative vote of not less than 75% of the outstanding shares of iTurf entitled to vote:

    - amendments to iTurf's bylaws, including amendments to the certificate of incorporation that would contravene any bylaw;

    - the classification of the board of directors;

    - stockholder meetings and action by written consent;

    - amendment of the certificate of incorporation; and

    - provisions governing the relationship between iTurf and dELiA*s.

    iTurf's Second Restated Certificate of Incorporation authorizes iTurf's board of directors to amend or repeal iTurf's bylaws. iTurf stockholders also may amend or repeal iTurf's bylaws by the vote of not less than 75% of the outstanding shares entitled to vote.

LIMITATIONS ON LIABILITY, INDEMNIFICATION OF DIRECTORS AND OFFICERS AND
  INSURANCE

    The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duty of care.

    Both dELiA*s Certificate of Incorporation and iTurf's Second Restated Certificate of Incorporation include a provision that eliminates the personal liability of their directors for monetary damages for breach of fiduciary duty as a director, except for liability:

    - for any breach of the director's duty of loyalty to the corporation or its stockholders;

    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    - under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; and

    - for any transaction from which the director derived an improper personal benefit.

Both dELiA*s bylaws and iTurf's bylaws generally provide that:

    - each corporation must indemnify its directors and officers to the fullest extent permitted by Delaware law;

    - each corporation may indemnify its other employees and agents to the same extent that it indemnifies its officers and directors, unless otherwise required by law, its certificate of incorporation, bylaws or other agreements; and

    - each corporation must advance expenses, as incurred, to its directors and executive officers in connection with legal proceedings to the fullest extent permitted by Delaware law.

    Both iTurf and dELiA*s have obtained directors' and officers' insurance providing indemnification for their directors and officers.

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             PROPOSAL TO AMEND ITURF'S CERTIFICATE OF INCORPORATION

    In connection with the merger, stockholders of iTurf are being asked to approve the following amendments to iTurf's certificate of incorporation:

    -- to increase the number of authorized shares of iTurf's common stock from 80,000,000 to 100,000,000; and

    -- to increase the number of shares designated as Class A common stock from 67,500,000 to 87,500,000.


    --  to change iTurf's name to dELiA*s Corp. following the merger; and


    -- to provide that, upon any transfer of shares of iTurf's Class B common stock, the transferred shares will lose their voting rights, unless the transfer is first approved by a majority of iTurf's outstanding shares entitled to vote. This provision is designed to protect iTurf's Class A stockholders against dilution of their voting power following the merger.

A copy of the proposed Second Restated Certificate of Incorporation of iTurf, which incorporates the above amendments, is included as Annex B to this Joint Proxy Statement/Prospectus.

    We cannot complete the merger unless the stockholders of iTurf approve this proposal.


    The iTurf board of directors and the special committee have approved this proposal and believe that it is in iTurf's best interests to increase the number of authorized shares of iTurf's common stock in order to complete the merger, as well as to have additional authorized but unissued shares in excess of that amount available for issuance to meet the business needs of iTurf as they arise. At October 12, 2000, 9,697,090 shares of iTurf's Class A common stock were issued and outstanding and options to purchase an additional 2,384,445 shares were also outstanding. Pursuant to the merger agreement, iTurf will issue 28,789,338 shares of Class A common stock to dELiA*s stockholders upon completion of the merger. iTurf will also be obligated to issue 3,144,065 shares of Class A common stock upon exercise of dELiA*s options assumed by iTurf in the merger.


    The authorized shares of iTurf's common stock in excess of the outstanding shares following the merger will be available for issuance at any time and for any corporate purpose that the iTurf board of directors deems advisable, without further action by stockholders, except as may be required by applicable law or by the rules of any stock exchange or national securities association trading system on which iTurf's common stock may be listed or traded. The issuance of additional shares of common stock may have a dilutive effect on earnings per share and, for persons who do not purchase additional shares to maintain their pro rata interest in iTurf, on those stockholders' percentage voting power.

    iTurf has no arrangements, agreements, understandings or plans at the present time for the issuance or use of the additional shares of iTurf's common stock proposed to be authorized except in connection with the merger, the possible exercise of options currently outstanding or to be assumed in the merger and the grant of additional options under iTurf's 1999 Amended and Restated Stock Incentive Plan. The iTurf board of directors does not intend to issue any common stock except on terms which it deems to be in the best interests of iTurf and its then existing stockholders. Any future issuance of iTurf's common stock will be subject to the rights of holders of outstanding shares of any preferred stock that iTurf may issue in the future.

    Although iTurf has no present plans to issue shares of its stock in the future in order to make acquisition of control of iTurf more difficult, future issuances could have that effect. For example, the acquisition of shares of iTurf's stock by an entity in order to acquire control of iTurf might be discouraged through the public or private issuance of additional shares of iTurf's stock, since the issuance would dilute the stock ownership of the acquiring entity. Stock could also be issued to existing

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stockholders as a dividend or privately placed with purchasers who might side with iTurf's board of directors in opposing a takeover bid, thus discouraging such a bid.

    The iTurf board of directors and the special committee have determined that the amendment to iTurf's certificate of incorporation is advisable and in the best interests of iTurf and its stockholders, other than dELiA*s, Stephen I. Kahn and their affiliates, and recommend a vote "FOR" this proposal. Approval of the amendment to iTurf's certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of iTurf's common stock entitled to vote, except that approval of the provision regarding the loss of voting rights upon any transfer of the Class B common stock also requires the affirmative vote of 75% of the outstanding shares of iTurf's Class B common stock entitled to vote, voting as a separate class.

    PROPOSAL TO AMEND ITURF'S 1999 AMENDED AND RESTATED STOCK INCENTIVE PLAN

    iTurf's 1999 Amended and Restated Stock Incentive Plan was initially adopted by iTurf's board of directors and sole stockholder in January 1999. On
August 16, 2000, the iTurf board of directors approved an amendment to the stock incentive plan, to be effective upon iTurf stockholder approval, that would provide that the number of shares available for issuance under that plan will automatically increase on the first day of each of calendar years 2001 and 2002 by an amount equal to four percent of the total number of shares of iTurf's Class A common stock outstanding on the last day of the immediately preceding calendar year, or a lesser amount determined by iTurf's board of directors. No automatic increase may exceed 1,750,000 shares.

    The following description of iTurf's 1999 Amended and Restated Stock Incentive Plan, which gives effect to the proposed amendment, is a summary of the principal provisions of that plan and is qualified in its entirety by reference to that plan, a copy, as proposed to be amended, of which is included as Annex E to this Joint Proxy Statement/Prospectus.

    PURPOSE. The purpose of the stock incentive plan is to increase the profitability and value of iTurf by enabling it to offer stock-based and other equity interests in iTurf to employees, consultants and non-employee directors to raise the level of stock ownership by these persons, thereby:

    -- enhancing iTurf's ability to attract, retain and reward these individuals; and

    -- strengthening the mutuality of interest between these individuals and iTurf's stockholders.

    ADMINISTRATION. The stock incentive plan is administered by the compensation committee of iTurf's board of directors. This committee is intended to be comprised solely of two or more directors who qualify as "outside directors" under Section 162(m) of the Internal Revenue Code of 1986 and "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934. The compensation committee has authority and discretion to determine those employees and consultants of iTurf and its subsidiaries eligible to receive awards and the amount and type of awards.

    AVAILABLE SHARES AND OTHER UNITS.

    --  MAXIMUM NUMBER OF SHARES AVAILABLE UNDER THE PLAN.  A maximum of
       4,050,000 shares of Class A common stock, subject to adjustment, may be issued or used for reference purposes with respect to stock appreciation rights under the plan. If the amendment to the stock incentive plan is approved, the number of shares available for issuance under the plan will also be subject to an automatic increase, on the first day of each of 2001 and 2002, not to exceed four percent of the number of shares of Class A common stock outstanding on the last day of each of 2000 and 2001, respectively. No automatic increase may exceed 1,750,000 shares.

    --  INDIVIDUAL LIMITS UNDER THE PLAN.  The maximum number of shares of
       Class A common stock subject to each stock option or stock appreciation right that may be granted to any individual under the plan is 750,000 for each of iTurf's fiscal years during the term of the plan. If a stock appreciation right is granted in tandem with a stock option, it will apply against the individual limits for both stock options and stock appreciation rights, but only once against the maximum number of shares available under the plan.

    -- TERMINATION, CANCELLATION OR EXPIRATION OF AN AWARD. The unissued shares of Class A common stock subject to terminated, cancelled or expired awards will again be available for awards under the plan, but will count against the individual specified limits for the applicable fiscal year.

    -- CHANGE IN ITURF'S BUSINESS OR CAPITAL STRUCTURE. The compensation committee may make appropriate adjustments to the number and kind of shares available for awards and the terms of outstanding awards under the plan to reflect any change affecting iTurf's capital structure or business.

    TYPES OF AWARDS. The stock incentive plan provides for the grant of any or all of the types of awards listed below to eligible employees and consultants of iTurf and its subsidiaries. In addition, the plan provides for one-time, non-discretionary awards of stock options to non-employee directors of iTurf. Awards may be granted singly, in combination, or in tandem, as determined by the compensation committee.

    STOCK OPTIONS. The compensation committee may grant awards in the form of options to purchase shares of iTurf's Class A common stock. In general, the following apply to all options granted:

    -- options may be in the form of incentive stock options or non-qualified stock options;

    --  consultants are not eligible to receive incentive stock options;

    -- the compensation committee will determine the number of shares subject to each option, the term of the option, the exercise price per share of stock covered by the option, the vesting schedule and the other material terms of the option;

    -- the term of an incentive stock option may not exceed ten years, but the term of an incentive stock option granted to a 10% stockholder of iTurf may not exceed five years;

    -- no option may be granted to a 10% stockholder of iTurf at less than 110% of fair market value, except for modifications of the option deemed a new issuance under the Internal Revenue Code;

    -- the option price may be paid by a participant in cash, in shares of Class A common stock owned by the participant free and clear of any liens and encumbrances, in shares of restricted stock under the stock incentive plan valued at the fair market value on the payment date as determined by the compensation committee, or by a reduction in the number of shares of Class A common stock issuable upon exercise of the option with approval of the compensation committee; and

    -- options under the stock incentive plan are subject to acceleration of vesting or immediate termination upon termination of employment in limited circumstances.

    In addition, if shares of Class A common stock are exchanged by a participant as full or partial payment to iTurf, or for payment of withholding taxes, in connection with the exercise of a stock option or the number of shares of Class A common stock otherwise deliverable is reduced for payment of withholding taxes, the exchanged or reduced shares will again be available under the stock incentive plan.

    RESTRICTED STOCK. The stock incentive plan authorizes the compensation committee to award shares of stock that are deemed restricted pursuant to the stock incentive plan to employees and consultants of iTurf and its subsidiaries. Restricted stock under the stock incentive plan is subject to the conditions and restrictions generally applicable to restricted stock, and those specifically provided in the recipient's restricted stock award agreement. In general:

    -- unless otherwise determined by the compensation committee at grant, payment of dividends, if any, will be deferred until the date that the relevant share of restricted stock vests; and

    -- recipients of restricted stock are required to enter into a restricted stock award agreement with iTurf that states the restrictions on the shares and the date or criteria on which the restrictions will lapse. The compensation committee may provide for the lapse of the restrictions in installments, or may accelerate or waive the restrictions.

    Upon the award of restricted stock, the recipient has all the rights of a stockholder with respect to the shares, unless otherwise specified by the compensation committee at the time of grant.

    STOCK APPRECIATION RIGHTS. The stock incentive plan authorizes the compensation committee to grant stock appreciation rights either in tandem with a stock option, called tandem stock appreciation rights, or independent of a stock option, referred to as non-tandem stock appreciation rights, to employees and consultants of iTurf. A stock appreciation right is a right to receive a payment either in cash or Class A common stock. In general:

    -- Payments on stock appreciation rights shall be equal in value to the excess of the fair market value of a share of Class A common stock on the date of exercise over the reference price per share of Class A common stock established in connection with the grant of the stock appreciation right. The reference price per share covered by a stock appreciation right will be the per share exercise price of the related option in the case of a tandem stock appreciation right and will be the per share fair market value of the Class A common stock on the date of grant in the case of a non-tandem stock appreciation right.

    -- Stock appreciation rights are subject to the same exceptions that apply to stock options.

    Stock appreciation rights issued in tandem with a stock option generally:

    -- may be granted at the time of the grant of the related stock option or, if the related stock option is a non-qualified stock option, at any time thereafter during the term of the stock option;

    -- may be exercised at and only at the times and to the extent the related stock option is exercisable;

    --  are exercised by surrendering the same portion of the related option;

    --  expire upon the termination of the related stock option; and

    -- will not be granted to consultants in connection with all or part of an incentive stock option.

    Stock appreciation rights not issued in tandem with a stock option generally:

    --  will be exercisable as provided by the compensation committee;

    -- will have terms and conditions as the compensation committee may determine;

    --  may have a term no longer than 10 years from their date of grant; and

    -- are subject to acceleration of vesting or immediate termination upon termination of employment.

    AWARDS TO NON-EMPLOYEE DIRECTORS. iTurf's non-employee directors are eligible for option grants in some circumstances.

    CHANGE OF CONTROL. Unless determined by the compensation committee at the time of grant, generally upon a change of control of iTurf, all vesting and forfeiture conditions, restrictions and limitations in effect with respect to any outstanding award made under the stock incentive plan will immediately lapse, and any unvested awards will automatically become 100% vested. However, stock options will not be accelerated upon a change of control of iTurf if the compensation committee deems it reasonable. In that case, options may be assumed by the controlling entity or new rights substituted therefor by the controlling entity. The compensation committee may also provide for accelerated vesting of an award, other than a grant to non-employee directors, upon a termination of employment during the 180-day period prior to a change of control of iTurf.

    FEDERAL INCOME TAX CONSEQUENCES. The rules concerning the federal income tax consequences with respect to options granted and to be granted pursuant to the stock incentive plan are quite technical. Moreover, the applicable statutory provisions are subject to change, as are their interpretations and applications, which may vary in individual circumstances. Therefore, the following is designed to provide a general understanding of the federal income tax consequences. In addition, the following discussion does not set forth any gift, estate, social security or state or local tax consequences that may be applicable and is limited to the U.S. federal income tax consequences to individuals who are citizens or residents of the U.S., other than those individuals who are taxed on a residence basis in a foreign country.

    -- INCENTIVE STOCK OPTIONS. In general, an employee will not realize taxable income upon either the grant or the exercise of an incentive stock option, and iTurf will not realize an income tax deduction at either of these times. In general, however, for purposes of the alternative minimum tax, the excess of the fair market value of the shares of common stock acquired upon exercise of an incentive stock option, determined at the time of exercise, over the exercise price of the incentive stock option will be considered income. If the recipient does not sell the common stock received pursuant to the exercise of the incentive stock option within either (1) two years after the date of grant or (2) one year after the date of exercise, a subsequent sale of the common stock will result in long-term capital gain or loss to the recipient and will not result in an income tax deduction to iTurf. Capital gains rates may be reduced in the case of a longer holding period.

        If the recipient disposes of the common stock acquired upon exercise of the incentive stock option within either of the above-mentioned time periods, the recipient will generally realize as ordinary income an amount equal to the lesser of (1) the fair market value of the common stock on the date of exercise over the exercise price and (2) the amount realized upon disposition over the exercise price. In that event, iTurf generally will be entitled to an income tax deduction equal to the amount recognized as ordinary income. Any gain in excess of that amount realized by the recipient as ordinary income would be taxed at the rates applicable to short-term or long-term capital gains, depending on the holding period.

    -- NON-QUALIFIED STOCK OPTIONS. A recipient will not realize any taxable income upon the grant of a non-qualified stock option, and iTurf will not receive an income tax deduction at the time of grant unless the option has a readily ascertainable fair market value at the time of grant, as determined under applicable tax law. Upon exercise of a non-qualified stock option, the recipient generally will realize ordinary income in an amount equal to the excess of the fair market value of the common stock on the date of exercise over the exercise price. Upon a subsequent sale of the common stock by the recipient, the recipient will recognize short-term or long-term capital gain or loss depending upon his or her holding period. iTurf will generally be allowed an income tax deduction equal to the amount recognized by the recipient as ordinary income.

    -- ALL OPTIONS. With regard to both incentive stock options and non-qualified stock options, the following also apply:

       - any of iTurf's officers and directors subject to Section 16(b) of the Securities Exchange Act of 1934 may be subject to special tax rules regarding the income tax consequences concerning their non-qualified stock options;

       - any entitlement to an income tax deduction on iTurf's part is subject to the applicable tax rules, including Section 162(m) of the Internal Revenue Code of 1986 regarding a $1,000,000 limitation on deductible compensation; and

       - in the event that the exercisability or vesting of any award is accelerated because of a change of control, payments relating to the awards, or a portion thereof, either alone or together with certain other payments, may constitute parachute payments under Section 280G of the Internal Revenue Code, which excess amounts may be subject to excise taxes.

      In general, Section 162(m) of the Internal Revenue Code denies a publicly held corporation a deduction for federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and four other executive officers whose compensation is disclosed in its proxy statement, subject to exceptions. Options will generally qualify under one of these exceptions if they are granted under a plan that states the maximum number of shares with respect to which options may be granted to any recipient during a specified period and the plan under which the options are granted is approved by stockholders and is administered by a compensation committee comprised of outside directors. iTurf's stock incentive plan is intended to satisfy these requirements with respect to options.

    The iTurf board of directors recommends a vote "FOR" the amendment to iTurf's 1999 Amended and Restated Stock Incentive Plan. Approval of the amendment to iTurf's 1999 Amended and Restated Stock Incentive Plan requires the affirmative vote of a majority of the outstanding shares of iTurf's common stock present in person or by proxy at iTurf's special meeting.

                      PROPOSAL TO ELECT DIRECTORS OF ITURF

    There are currently eight seats on the iTurf board of directors, with no vacancies. The iTurf board is divided into three classes of directors, Class A, B and C, with terms expiring in successive years. The terms of the two current Class A directors, Christopher C. Edgar and Evan Guillemin, will expire at iTurf's special meeting, and the iTurf board has nominated Messrs. Edgar and Guillemin for reelection with terms to expire in 2003. The terms of the current Class B directors, Thomas R. Evans, Timothy U. Nye and Beth Vanderslice, expire in 2001 and the terms of the current Class C directors, Stephen I. Kahn, Bruce Nelson and Douglas R. Platt, expire in 2002. For information on the two nominees, see "Executive Officers and Directors of iTurf."

    Each nominee has consented to being named as a nominee in this Joint Proxy Statement/ Prospectus and to serve if elected. However, if any of the nominees should become unable to serve as a director for any reason, votes will be cast instead for a substitute nominee designated by the iTurf board of directors or, if none is so designated, will be cast according to the judgment of the person or persons voting the proxy.

    The iTurf board of directors recommends a vote "FOR" the election of the two nominees named above as directors of iTurf. Their election requires a plurality of the votes cast at iTurf's special meeting.

    In the merger agreement, iTurf has agreed to use its best efforts to cause four individuals nominated by dELiA*s to be elected, as soon as practicable after the effective time of the merger, to the board of directors of iTurf and, subject to the restrictions contained in iTurf's Second Restated Certificate of Incorporation, to be apportioned among the respective classes of the iTurf board of directors in the manner designated by dELiA*s. iTurf's bylaws provide that the iTurf board has the authority to increase the size of the board and to fill the vacancies created by a majority vote of the board. dELiA*s intends to designate Clare R. Copeland, S. Roger Horchow, Geraldine Karetsky and Joseph J. Pinto for election to the iTurf board.

    Following consummation of the merger, provided that the two nominees named above are elected to the iTurf board of directors at iTurf's special meeting, the size of the iTurf board is increased from eight to 12 and the four dELiA*s nominees are elected to fill those vacancies, the iTurf board will consist of the following directors:

      CLASS A DIRECTORS              CLASS B DIRECTORS              CLASS C DIRECTORS
   (TERMS EXPIRE IN 2003)         (TERMS EXPIRE IN 2001)         (TERMS EXPIRE IN 2002)
-----------------------------  -----------------------------  -----------------------------
    Christopher C. Edgar*             Thomas R. Evans                Stephen I. Kahn
       Evan Guillemin*                Timothy U. Nye                  Bruce Nelson
     Clare R. Copeland**             Beth Vanderslice               Douglas R. Platt
      Joseph J. Pinto**            Geraldine Karetsky**            S. Roger Horchow**

------------------------

*   Directors nominated for re-election at iTurf's special meeting.

**  Directors of dELiA*s to be elected by the iTurf board.

                   EXECUTIVE OFFICERS AND DIRECTORS OF ITURF

    The executive officers and directors of iTurf are as follows:


NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Stephen I. Kahn...........................     35      President, Chief Executive Officer and
                                                       Chairman of the Board

Christopher C. Edgar......................     35      Vice President and Director

Thomas R. Evans (1)(2)....................     46      Director

Evan Guillemin............................     35      Vice President and Director

Bruce Nelson..............................     48      Senior Creative Executive and Director

Timothy U. Nye............................     34      Director

Douglas R. Platt..........................     36      Director

Beth Vanderslice (1)(2)...................     36      Director

Renny Gleeson.............................     32      Senior Vice President--Marketing

Dennis Goldstein..........................     35      Chief Financial Officer and Treasurer

Aurelian Lis..............................     31      Chief Operating Officer--Commerce

Alex S. Navarro...........................     31      Chief Strategy Officer, General Counsel
                                                       and Secretary

Oliver Sharp, Ph.D........................     33      Chief Technology Officer


------------------------

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

    STEPHEN I. KAHN has served as Chairman of the board of directors, President and Chief Executive Officer of iTurf since its incorporation in 1997. He has served as Chairman of the board of directors and Chief Executive Officer of dELiA*s since October 1996, and also served as its President until March 1999. He was the President and Chief Executive Officer of Delia's LLC, the predecessor of dELiA*s, and a member of the board of managers of Delia's LLC from the time he co-founded its business in 1993 until October 1996. Mr. Kahn is a director of Danier Leather Inc., a publicly-traded integrated designer, manufacturer and retailer of high-quality, high-fashion leather and suede clothing.

    CHRISTOPHER C. EDGAR has served as a Vice President and as a member of the board of directors of iTurf since iTurf's incorporation in 1997. Mr. Edgar has served as Executive Vice President, Chief Operating Officer and a director of dELiA*s since October 1996, and was elected Vice Chairman of its board of directors in March 1999. He was previously Executive Vice President of Delia's LLC and a member of the board of managers of Delia's LLC from the time he co-founded its business in 1993.

    THOMAS R. EVANS has served as a director of iTurf since the completion of its initial public offering. He has served as Chairman of the board and Chief Executive Officer of Official Payments Corp., a leading provider of electronic payment options to government entities, since August 1999. Mr. Evans served as the Chief Executive Officer and President of Geocities, the world's largest and one of the fastest-growing communities of personal Web sites on the Internet, from April 1998 to May 1999. From 1991 to April 1998, Mr. Evans served as President and Publisher of U.S. NEWS & WORLD REPORT, a magazine that reports on domestic and international current events. From January 1997 to April 1998, Mr. Evans also served as President and Publisher of THE ATLANTIC MONTHLY, a magazine that features articles on art, literature, politics and technology. In addition, from May 1995 to April 1998, Mr. Evans served as President and Publisher of Fast Company, a magazine that showcases business people and ideas.

    EVAN GUILLEMIN has served as a Vice President of iTurf since January 1999 and joined the board of directors of iTurf in January 1999. Mr. Guillemin previously served as Chief Financial Officer of iTurf from 1997 to 1999. From July 1996 until recently, Mr. Guillemin served as Chief Financial Officer and Treasurer of dELiA*s. In March 1999, he was also elected its President. Prior to joining dELiA*s he was employed by K-III Communications Corporation, a media investment company, first as an associate and later as a director of acquisitions.


    BRUCE NELSON has served as a director and senior creative executive of iTurf since 1999. Earlier in 2000, Mr. Nelson joined the Interpublic Group of Companies, Inc., an advertising and communications firm, as its Executive Vice President and Chief Marketing Officer. From 1998 to 1999, he worked for Young & Rubicam Inc., an advertising agency, most recently as Vice Chairman. Prior to that position, he worked for McCann-Erickson Worldwide, an advertising agency, for 19 years in a variety of creative capacities. He is a director of Official Payments Corp., a leading provider of electronic payment options to government entities.


    TIMOTHY U. NYE has served as a director of iTurf since May 2000. He has been the chief executive officer or co-chief executive officer of Sunshine Amalgamedia, Inc., a developer of multimedia content, since 1994. From 1994 to 1996, Mr. Nye was chief executive officer of SonicNet, an Internet music service which he founded.

    DOUGLAS R. PLATT has served as a director of iTurf since May 2000. He has been the chief executive officer of Prefer.com, Inc. or a predecessor entity, a business-to-business focused e-commerce marketing company, since January 1999. In 1999, he also served as a consultant to Daily Planet Catalog, a direct marketing company that he previously served as President from 1988 to 1994 and then managing director until January 1999. He also served as a consultant to E.
M. Warburg Pincus & Co., a financial firm, from November 1998 to February 1999.

    BETH VANDERSLICE has served as a director of iTurf since the completion of iTurf's initial public offering. Ms. Vanderslice became Vice President, General Manager of Lycos, Inc., a provider of Web navigational community and commerce services, in 1999. From 1995 to 1999, Ms. Vanderslice worked for Wired Ventures, Inc., a provider of Web-based products and services, including Hot Bot, Hot Wired and Wired News, as Vice President of Marketing and then President.

    RENNY GLEESON has served as Senior Vice President--Marketing of iTurf since January 1999. Prior to joining iTurf, Mr. Gleeson served as Creative Director of Darwin Digital, the interactive advertising unit of Saatchi and Saatchi Advertising, from 1997 until 1999. From 1996 to 1997, he was the Art Director for CyberSites, Inc., a developer of CD-ROMs and on-line games. From 1994 to 1996, he was the studio manager for the Robert Gober Company, a contemporary sculpture firm.

    DENNIS GOLDSTEIN has served as Chief Financial Officer and Treasurer of iTurf since January 1999 and recently assumed responsibility for the operations of iTurf's content sites other than iTurf.com. Prior to joining iTurf, Mr. Goldstein was the Vice President for Corporate Development of Paulaur Corporation, a manufacturing firm. From 1992 to 1997, he worked in a variety of capacities for Boston Consulting Group, Inc., a management consulting firm.

    AURELIAN LIS was recently appointed Chief Operating Officer--Commerce. He previously served as Senior Vice President of Strategy for iTurf from 1999 to 2000. Prior to joining iTurf, Mr. Lis worked for Unilever PLC in a variety of strategic and operational sales capacities from 1993 to 1999.

    ALEX S. NAVARRO has served as Chief Strategy Officer, General Counsel and Secretary of iTurf since May 2000. He previously served as Chief Operating Officer from January 1999 to May 2000 and Senior Vice President in charge of iTurf's operations from December 1997 to December 1998. Mr. Navarro served as Senior Vice President-Development and Legal Affairs, General Counsel and Secretary of dELiA*s from April 1997 to July 1999, and since July 1999 has served as its Counselor at Law. From 1994 to 1997, Mr. Navarro was associated with the law firm of Proskauer Rose LLP.

    OLIVER SHARP, PH.D. has served as Chief Technology Officer of iTurf since February 1999. He also oversees the operation of the recently launched iTurf.com. He previously worked for Microsoft Corporation, a computer software company. He held a variety of positions with Microsoft, and most recently was the assistant to the chief executive officer's technical assistant. From 1995 to 1996, he was a principal in Colusa Software, a software development firm, which was subsequently acquired by Microsoft. From 1989 to 1995, he was a researcher in the physics department of Lawrence Livermore National Laboratory.

MEETINGS OF THE BOARD OF DIRECTORS OF ITURF

    During fiscal 1999, iTurf's board of directors held six meetings. Each member of the iTurf board was present at each meeting.

COMMITTEES OF THE BOARD OF DIRECTORS OF ITURF

    AUDIT COMMITTEE. The audit committee, which is comprised of Thomas R. Evans and Beth Vanderslice, makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of iTurf's internal accounting controls. The audit committee did not meet during fiscal 1999 because the committee was formed after the preparation of iTurf's financial statements for fiscal 1998 had been completed.

    COMPENSATION COMMITTEE.  The compensation committee is comprised of Thomas
R. Evans and Beth Vanderslice. The compensation committee approves the salaries and other benefits of iTurf's executive officers and is authorized to administer iTurf's compensation plans. In addition, the compensation committee is authorized to consult with iTurf's management regarding iTurf's pension and other benefit plans and compensation policies and practices. The compensation committee did not meet during fiscal 1999 because compensation for fiscal 1999 was determined prior to iTurf's initial public offering in April 1999 before the compensation committee was formed.

COMPENSATION OF DIRECTORS OF ITURF

    Non-employee directors of iTurf are paid $2,000 for each board of directors meeting attended and are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at full board and board committee meetings.

    Under iTurf's stock incentive plan, each non-employee director is granted an option to purchase 50,000 shares of Class A common stock with an exercise price equal to the fair market value of the Class A common stock on the date of grant. All options granted to non-employee directors become exercisable with respect to 12.5% of the covered shares on each of the first eight six-month anniversaries of the date of grant, assuming the non-employee director is a director on those dates. Those options generally will cease to be exercisable 10 years from the date of grant. Upon a "change of control" of iTurf, all options that have not yet expired will automatically become exercisable. Directors who are affiliates of dELiA*s are not compensated for service as directors of iTurf, so long as dELiA*s beneficially owns at least 20% of iTurf's outstanding voting securities.

    The iTurf board of directors has authorized special compensation for the members of iTurf's special committee, consisting of $40,000 for the chairperson of the special committee and $25,000 for each other committee member.

               BENEFICIAL OWNERSHIP OF VOTING SECURITIES OF ITURF


    The following table sets forth information as of October 12, 2000 with respect to iTurf's common stock beneficially owned by (1) each person known by iTurf to be the beneficial owner of more than five percent of the outstanding shares of iTurf's common stock, (2) each director individually, (3) each named executive officer individually and (4) all executive officers and directors as a group.



                                                                                                             SHARES OF DELIA*S
                                      SHARES OF ITURF'S CLASS A           SHARES OF ITURF'S CLASS B             COMMON STOCK
                                               COMMON                     COMMON STOCK BENEFICIALLY             BENEFICIALLY
                                       BENEFICIALLY OWNED (1)                     OWNED (1)                      OWNED (1)
                                  ---------------------------------   ----------------------------------   ----------------------
                                              PERCENTAGE    VOTING                 PERCENTAGE    VOTING                PERCENTAGE
                                   NUMBER       OWNED      POWER(2)     NUMBER       OWNED      POWER(2)    NUMBER       OWNED
                                  ---------   ----------   --------   ----------   ----------   --------   ---------   ----------
5% STOCKHOLDERS
Stephen I. Kahn (3).............    381,563       3.9%         *      11,425,000       100%       87.6%    5,927,070      35.3%
One Battery Park Plaza
New York, NY 10004

dELiA*s Inc.....................      1,136         *          *      11,425,000       100%       87.6%           --        --
435 Hudson Street
New York, NY 10014

Geraldine Karetsky (4)..........         --        --         --              --        --          --       978,098       6.0%
1660 Silverking Drive
Aspen, CO 81611

Munder Capital Mgmt. (5)........    635,050       6.5%         *              --        --          --            --        --
Munder Capital Center
480 Pierce Street
Suite 300
P.O. Box 3043
Birmingham, MI 48012-3043

OTHER DIRECTORS AND NAMED
  EXECUTIVE OFFICERS:
Oliver Sharp....................    139,375       1.4%         *              --        --          --            --        --
Dennis Goldstein (6)............    126,813       1.3%         *              --        --          --           500         *
Alex S. Navarro.................     92,844         *          *              --        --          --            --        --
Christopher C. Edgar............     58,125         *          *              --        --          --       528,663       3.3%
Evan Guillemin..................     53,125         *          *              --        --          --         8,942         *
Renny Gleeson...................     72,375         *          *              --        --          --            --        --
Thomas R. Evans.................     25,000         *          *              --        --          --            --        --
Beth Vanderslice................     25,000         *          *              --        --          --            --        --
Bruce Nelson....................     25,000         *          *              --        --          --            --        --
Timothy U. Nye..................         --        --         --              --        --          --            --        --
Douglas R. Platt................         --        --         --              --        --          --            --        --
Directors and executive officers
  as a group (13 persons).......  1,044,970      10.8%       1.3%     11,425,000       100%       87.6%    6,465,175      38.5%


------------------------

*   Less than 1%.


(1) Shares that an individual or group has the right to acquire within 60 days of October 12, 2000 pursuant to the exercise of options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage ownership of that person or group, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person listed in this table. All shares of restricted iTurf common stock, whether vested or unvested, are deemed outstanding for purposes of determining the number of iTurf shares held by each stockholder listed above and the percentage beneficially owned. All vested and unvested shares of restricted iTurf common stock may be freely voted by the holder, but only vested shares are transferable. Unvested restricted shares of dELiA*s common stock are excluded from the number of shares held by each stockholder listed above but are included in the total number of shares outstanding for purposes of determining percentage of beneficial ownership. Unvested shares of restricted dELiA*s common stock may not be transferred and are subject to a proxy, covering these shares of restricted stock until vested, requiring dELiA*s to vote these shares proportionately with all votes actually cast in any stockholder vote.


(2) Voting power reflects the fact that each share of Class B common stock is entitled to six votes, while each share of Class A common stock is entitled to one vote.


(3) Mr. Kahn is chairman of iTurf's board of directors and its president and chief executive officer. Mr. Kahn is also the chief executive officer and chairman of the board of dELiA*s. As such, he may be deemed to share voting power with respect to all the shares of iTurf's common stock owned by dELiA*s. Mr. Kahn expressly disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Shares of dELiA*s common stock beneficially owned by Mr. Kahn include (a) 2,830,845 shares that Mr. Kahn has the sole power to vote and shared power to restrict distribution of pursuant to a stockholders agreement and (b) 40,000 shares held in trust for the benefit of his children.


(4) Includes 970,742 shares of common stock of dELiA*s owned by Ms. Karetsky as trustee for the Geraldine Karetsky 2000 Trust, and 7,356 shares of common stock of dELiA*s owned by Ms. Karetsky as trustee for the Ruth Kahn Trust f/b/o Sidney Kahn. Ms. Karetsky shares power to dispose of these shares. All the shares of dELiA*s common stock held by Ms. Karetsky are subject to a stockholders agreement pursuant to which Stephen I. Kahn has sole power to vote these shares.

(5) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 15, 2000. Munder Capital Management is the beneficial owner of these shares on behalf of the Munder Net Fund, an investment company that is registered under the Investment Company Act of 1940 and which has the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, these shares.

(6) Shares of iTurf's Class A common stock beneficially owned by Mr. Goldstein include 10,000 shares which Mr. Goldstein's spouse owns.

              BENEFICIAL OWNERSHIP OF VOTING SECURITIES OF DELIA*S


    The following table sets forth information as of October 12, 2000 with respect to dELiA*s common stock beneficially owned by (1) each person known by dELiA*s to be the beneficial owner of more than five percent of the outstanding shares of its common stock, (2) each director individually, (3) each named executive officer individually and (4) all executive officers and directors as a group.



                                                                 SHARES OF DELIA*S
                                                                   COMMON STOCK
                                                              BENEFICIALLY OWNED (1)
                                                              -----------------------
                                                                           PERCENTAGE
                                                                NUMBER       OWNED
                                                              ----------   ----------
5% STOCKHOLDERS
Stephen I. Kahn (2).........................................  5,927,070        35.3%
435 Hudson Street
New York, NY 10014
Geraldine Karetsky (3)......................................    978,098         6.0%
1660 Silverking Drive
Aspen, CO 81611

OTHER DIRECTORS AND NAMED EXECUTIVE OFFICERS:
Christopher C. Edgar........................................    528,663         3.3%
Evan Guillemin..............................................      8,942            *
Alex S. Navarro.............................................         --          --
Joseph J. Pinto (4).........................................     15,000            *
S. Roger Horchow............................................         --            *
Clare R. Copeland...........................................         --            *
Directors and executive officers as a group (16               6,484,675        38.6%
  individuals)..............................................


------------------------

*   Less than 1%.


(1) Shares that an individual or group has the right to acquire within 60 days of October 12, 2000 pursuant to the exercise of options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage ownership of that person or group, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person listed in this table. Unvested restricted shares of dELIA*s common stock are excluded from the number of shares held by each stockholder listed above but are included in the total number of shares outstanding for purposes of determining percentage of beneficial ownership. Unvested shares of restricted dELiA*s common stock may not be transferred and are subject to a proxy, covering these shares until vested, requiring dELiA*s to vote these shares proportionately with all votes actually cast in any stockholder vote.



(2) Includes (a) 3,056,225 shares of dELiA*s common stock directly owned by Mr. Kahn, (b) 2,830,845 shares of common stock as to which Mr. Kahn has the sole power to vote pursuant to a stockholders agreement and (c) 40,000 shares of common stock held in trust for Mr. Kahn's children.


(3) Includes 970,742 shares of common stock owned by Ms. Karetsky as trustee for the Geraldine Karetsky 2000 Trust, and 7,356 shares of common stock owned by Ms. Karetsky as trustee for the Ruth Kahn Trust f/b/o Sidney Kahn.
    Ms. Karetsky shares power to dispose of these shares. All the shares of common stock held by Ms. Karetsky are subject to a stockholders agreement pursuant to which Stephen I. Kahn has sole power to vote these shares.

(4) Includes 15,000 shares of common stock owned by Mr. Pinto as trustee. Mr. Pinto has the power to dispose of and vote these shares.

FAMILY STOCKHOLDERS AGREEMENT


    Stephen I. Kahn, certain members of his family and other persons have entered into a stockholders agreement with dELiA*s. This family stockholders agreement gives Stephen I. Kahn the right to vote all the shares of dELiA*s common stock owned by these family members and other persons on all matters that come before dELiA*s stockholders. dELiA*s believes that these family members and other persons, together with Mr. Kahn, collectively owned approximately 35% of dELiA*s outstanding common stock entitled to vote on the merger as of October 12, 2000. The family stockholders agreement will expire on December 18, 2006.


                        EXECUTIVE COMPENSATION OF ITURF

SUMMARY COMPENSATION TABLE

    The following table sets forth certain information concerning compensation awarded to, earned by or paid to those persons who were, for fiscal 1999, iTurf's Chief Executive Officer and its four most highly compensated executive officers. None of these individuals received a bonus from iTurf in fiscal 1999 or fiscal 1998. Except as disclosed below, the aggregate value of all perquisites and other personal benefits, securities or property did not exceed 10% of the total of annual salary for each named executive officer.

                                                                            LONG-TERM
                                                                           COMPENSATION
                                                            ANNUAL      ------------------
                                                         COMPENSATION    SECURITIES UNDER
                                                         ------------   UNDERLYING OPTIONS    ALL OTHER
NAME AND PRINCIPAL POSITION                FISCAL YEAR    SALARY ($)           (#)           COMPENSATION
---------------------------                -----------   ------------   ------------------   ------------
Stephen I. Kahn (1)......................     1999          $90,000            100,000          $16,739(2)
  Chairman of the Board, President            1998               --            503,125               --
  and Chief Executive Officer
Alex S. Navarro (3)......................     1999          115,077                 --               --
  Chief Strategy Officer                      1998               --            179,688               --
  and Secretary
Dennis Goldstein (4).....................     1999          131,731            215,625               --
  Chief Financial Officer                     1998               --                                  --
  and Treasurer
Oliver Sharp, Ph.D. (5)..................     1999          109,615            258,750           11,113(6)
  Chief Technology Officer
Renny Gleeson (7)........................     1999          100,000                 --               --
  Senior Vice President--Marketing            1998            2,692            143,750               --

------------------------

(1) This table does not include compensation paid to Mr. Kahn in his capacity as an officer of dELiA*s.

(2) Includes reimbursement for personal legal and accounting fees of $12,899 in accordance with the terms of Mr. Kahn's employment agreement.

(3) This table does not include compensation paid to Mr. Navarro in his capacity as an officer of dELiA*s.

(4) Mr. Goldstein joined iTurf on January 18, 1999.

(5) Dr. Sharp joined iTurf on March 9, 1999.

(6) Represents reimbursement for relocation costs.

(7) Mr. Gleeson joined iTurf on January 13, 1999.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth certain information with respect to individual grants of stock options made during fiscal 1999 to each of the named executive officers who received stock option grants in that year. Unless otherwise noted below, all options granted represent options to purchase shares of iTurf's common stock. iTurf did not make any SAR grants in fiscal 1999.

                                                                                                  POTENTIAL
                                                                                              REALIZABLE VALUE
                                                                                                 AT ASSUMED
                                                   PERCENT OF                                  ANNUAL RATES OF
                                     NUMBER OF       TOTAL                                       STOCK PRICE
                                    SECURITIES      OPTIONS                                   APPRECIATION FOR
                                    UNDERLYING     GRANTED TO     EXERCISE                     OPTION TERM (1)
                                      OPTIONS     EMPLOYEES IN   PRICE (PER   EXPIRATION   -----------------------
NAME                                GRANTED (#)   FISCAL YEAR      SHARE)        DATE          5%          10%
----                                -----------   ------------   ----------   ----------   ----------   ----------
Stephen I. Kahn...................    100,000          6.4%        $22.00       4/8/09     $1,383,568   $3,506,233
Oliver Sharp, Ph.D................    258,750         16.4          22.00       4/8/09      3,579,983    9,072,379

------------------------

(1) The assumed annual rates of appreciation of 5% and 10% would result in the price of a share of iTurf's Class A common stock increasing from $13.00 at January 29, 2000 to $21.18 and $33.72, respectively, over ten years.

FISCAL YEAR-END OPTION VALUES

    The following table presents certain information concerning unexercised options held by the named executive officers as of January 29, 2000. None of the named executive officers exercised options during fiscal 1999.

                                                    NUMBER OF SECURITIES
                                                         UNDERLYING               VALUE OF UNEXERCISED
                                                         UNEXERCISED         IN-THE-MONEY OPTIONS AT FISCAL
                                                   OPTIONS AT FISCAL YEAR-              YEAR-END
                                                      END EXERCISABLE/                EXERCISABLE/
NAME                                                    UNEXERCISABLE                UNEXERCISABLE
----                                               -----------------------   ------------------------------
Stephen I. Kahn..................................      75,391/ 527,734            $228,923/ $1,602,452
Alex S. Navarro..................................      22,462/ 157,226                 81,762/ 572,303
Dennis Goldstein.................................      47,918/ 167,707                174,422/ 610,453
Oliver Sharp, Ph.D...............................      57,500/ 201,250                            0/ 0
Renny Gleeson....................................      15,973/ 127,777                 58,141/ 465,108

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

    In connection with iTurf's initial public offering, Messrs. Goldstein, Kahn, Navarro and Sharp entered into three-year agreements with iTurf providing for the continuation of their respective employment at minimum salaries of $125,000, $100,000, $125,000 and $125,000, respectively, a year plus increases in salary and bonuses as the iTurf board of directors may from time to time approve. Effective January 30, 2000, the compensation committee of the iTurf board of directors approved increases to $170,000, $170,000, $148,000 and $170,000, respectively. If one of these executives dies or, as a result of disability, is unable to perform substantially all his duties for a period of nine consecutive months, iTurf may terminate his employment not earlier than 30 days and not later than 90 days after the expiration of the nine-month period, in which event the executive or his heirs or estate will be entitled to his salary for the remainder of the term of the agreement.

    Under iTurf's stock incentive plan, the vesting of all employee stock options will be accelerated in some circumstances upon changes of control of iTurf. However, iTurf and dELiA*s have provided in the merger agreement that the merger will not cause any accelerated vesting of options.

COMPENSATION COMMITTEE REPORT

    THE FOLLOWING REPORT OF THE COMPENSATION COMMITTEE OF ITURF'S BOARD OF DIRECTORS DESCRIBES THE COMPENSATION POLICIES AND RATIONALES APPLICABLE TO ITURF'S EXECUTIVE OFFICERS. HOWEVER, COMPENSATION PAID TO THESE EXECUTIVE OFFICERS FOR FISCAL 1999 WAS DETERMINED BY ITURF'S MANAGEMENT PRIOR TO ITURF'S INITIAL PUBLIC OFFERING IN APRIL 1999. THE INFORMATION CONTAINED IN THIS REPORT SHALL NOT BE DEEMED TO BE "SOLICITING MATERIAL" OR TO BE "FILED" WITH THE SECURITIES AND EXCHANGE COMMISSION, NOR SHALL THIS INFORMATION BE INCORPORATED BY REFERENCE INTO ANY FUTURE FILING UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934, EXCEPT TO THE EXTENT THAT WE SPECIFICALLY INCORPORATE IT BY REFERENCE INTO SUCH FILING.

    EXECUTIVE COMPENSATION POLICY. iTurf's executive compensation policy is designed to attract, motivate and retain the executive talent required to develop and achieve iTurf's strategic and operating goals and to create a mutuality of interest between executive officers and stockholders through compensation structures that share the rewards and risks of strategic business planning and implementation. This policy is manifested in an entrepreneurial compensation model, heavily weighted towards incentive compensation. iTurf believes this approach is appropriate and beneficial to the long-term interests of its stockholders.

    BASE SALARIES. In fiscal 1999, iTurf entered into substantially similar employment agreements with Stephen I. Kahn, Chief Executive Officer, Dennis Goldstein, Chief Financial officer, Alex S. Navarro, the then Chief Operating Officer, General Counsel and Secretary, and Oliver Sharp, Chief Technology Officer, that provided for guaranteed annual compensation of $100,000, $125,000, $125,000 and $125,000, respectively, plus increases in salary and bonuses as the iTurf board of directors may from time to time approve. Renny Gleeson, Senior Vice President--Marketing was paid an annual salary of $100,000 in fiscal 1999. Based on review of publicly-available information compiled by iTurf's management, iTurf believes these compensation levels were substantially below the salaries offered to executive officers of comparable public companies.

    The executives' employment agreements contemplate periodic review by the iTurf board of directors. We expect that adjustments will be made in a manner consistent with the attainment of individual goals and iTurf's overall operating and financial performance. Effective, January 30, 2000, the compensation committee approved salary increases for Messrs. Kahn, Goldstein, Navarro, Sharp and Gleeson to $170,000, $170,000, $148,000, $170,000 and $123,000,
respectively. Based on review of publicly-available information compiled by iTurf's management, iTurf believes these compensation levels were below, and in some cases, still substantially below, the salaries offered to executive officers of comparable public companies.

    BONUSES. The employment agreements each provide for a discretionary bonus. The compensation committee recommends the amount of any discretionary bonus to be awarded, taking into account iTurf's operating results as well as such other factors as the committee deems appropriate and in the best interests of iTurf and its stockholders. No named executive officer received a discretionary cash bonus during or in respect of fiscal 1999.

    BENEFITS. All full-time, salaried employees are eligible for similar benefits, such as health insurance.

    INCENTIVE COMPENSATION. iTurf's policy is to provide its executive officers with long-term incentive compensation primarily through grants of stock options. Grants of options to purchase iTurf's common stock are recommended either by the entire board of directors or the compensation committee. The options granted in fiscal 1999 were approved by the full board of directors prior to iTurf's initial public offering and prior to the formation of the compensation committee.

    iTurf believes that stock options provide its executive officers with the opportunity to purchase and maintain an equity interest in iTurf and to share in the appreciation of the value of the stock. iTurf believes that stock options directly motivate an executive to maximize long-term stockholder value. The options also utilize vesting periods to encourage key employees to continue in iTurf's employ. All options granted to executive officers were granted at the fair market value of iTurf's common stock on the date of grant.

    Option grants to iTurf's named executive officers in fiscal 1999 are set forth elsewhere in this Joint Proxy Statement/Prospectus in the table captioned "Option Grants in Last Fiscal Year," which is incorporated herein by reference.

    COMPENSATION OF THE CHIEF EXECUTIVE OFFICER. As discussed under "Employment Agreements and Change of Control Arrangements" and above, iTurf entered into an employment agreement with Stephen I. Kahn during fiscal 1999, prior to iTurf's initial public offering and the formation of the compensation committee. Pursuant to this agreement, Mr. Kahn's base salary in fiscal 1999 was $100,000, subject to adjustment by the iTurf board of directors and the award of cash bonus recommended by the board of directors. As described above, Mr. Kahn's salary was adjusted effective January 30, 2000 to $170,000. He was not awarded any cash bonus during or in respect of fiscal 1998. The relatively low cash compensation paid to Stephen I. Kahn, iTurf's Chief Executive Officer during fiscal 1999, in comparison to compensation paid to chief executive officers of comparable public companies, results from a combination of factors including: the fact that Mr. Kahn receives compensation from dELiA*s in his capacity as Chief Executive Officer of that company; his equity compensation; and his request that he not receive higher compensation. Mr. Kahn and the committee believe that, since Mr. Kahn is significantly incentivized by his equity interest in iTurf and in dELiA*s, his interests and those of other stockholders are aligned, and therefore it is more advantageous to him and iTurf's stockholders for iTurf to use cash for enhancing its operating performance rather than for providing additional compensation to the Chief Executive Officer.

    Notwithstanding the foregoing, the committee intends to periodically review and, if appropriate, adjust, Mr. Kahn's base salary and bonus awards in a manner consistent with the attainment of individual goals and iTurf's overall operating and financial performance.

                                          The Compensation Committee
                                          Thomas R. Evans
                                          Beth Vanderslice

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Prior to iTurf's initial public offering, its board of directors did not have a compensation committee, and all compensation decisions relating to its executive officers were made by the full board of directors. Since the closing of iTurf's initial public offering, the compensation committee of its board of directors has made all compensation decisions regarding iTurf's executive officers. The compensation committee is comprised of Thomas R. Evans and Beth Vanderslice. No interlocking relationship exists between the compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationships existed in the past. Currently, Stephen I. Kahn serves on the compensation committee of dELiA*s board of directors. Two executive officers of dELiA*s, Christopher C. Edgar and Evan Guillemin, are members of iTurf's board of directors.

                               PERFORMANCE GRAPH

    THE FOLLOWING GRAPH AND RELATED DISCLOSURE INFORMATION SHALL NOT BE DEEMED TO BE "SOLICITING MATERIAL" OR TO BE "FILED" WITH THE SECURITIES AND EXCHANGE COMMISSION, NOR SHALL SUCH INFORMATION BE INCORPORATED BY REFERENCE INTO ANY FUTURE FILING UNDER THE SECURITIES ACT OR THE SECURITIES EXCHANGE ACT, EXCEPT TO THE EXTENT THAT ITURF SPECIFICALLY INCORPORATES IT BY REFERENCE INTO SUCH FILING.

    The following performance graph compares the cumulative total return of iTurf's Class A common stock, the Russell 2000 Index and a self-constructed peer group consisting of four comparable companies--Theglobe.com, Inc., Bluefly, Inc., iVillage Inc. and Earthweb Inc. Each case assumes a $100 investment on April 9, 1999, the first day of public trading of iTurf's Class A common stock, and reinvestment of any dividends.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                 CUMULATIVE TOTAL RETURN
                                           April 9, 1999  January 28, 2000
iTurf Inc. Class A Common Stock                  $100.00            $22.63
The Russell 2000 Index                           $100.00           $125.65
Peer Group                                       $100.00            $18.62

      COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

    Based solely on a review of the reports and representations furnished to iTurf during fiscal 1999, iTurf believes that each of the persons required to file reports under Section 16(a) of the Securities Exchange Act of 1934 filed all required reports on a timely basis during that period except that Mr. Nelson filed a report on Form 3 late.

                PROPOSAL TO RATIFY ITURF'S INDEPENDENT AUDITORS

    The iTurf board of directors has appointed Ernst & Young LLP as iTurf's independent auditors for the fiscal year ending February 3, 2001 and recommends that iTurf stockholders vote "FOR" the ratification of that appointment.

    A representative of Ernst & Young LLP will be present at iTurf's special meeting and will be available to respond to appropriate questions and make any statements that he or she may desire.

    The affirmative vote of a majority of the outstanding shares of iTurf's common stock present in person or by proxy at iTurf's special meeting will be required to ratify the appointment of Ernst & Young LLP as iTurf's independent auditors.

                        PRO FORMA FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

    On August 16, 2000, iTurf and dELiA*s announced the signing of a definitive agreement to merge dELiA*s and a wholly-owned subsidiary of iTurf. Under the terms of the merger, each outstanding share of dELiA*s common stock will be converted into the right to receive 1.715 Class A shares of iTurf. For purposes of the discussions below, the combined entity is referred to as the "merged company."

    Prior to the transaction, dELiA*s owns approximately 54% of iTurf and consolidates iTurf's operating results and financial position in its consolidated financial statements, with the outside ownership reflected as minority interest. As a result of the merger, dELiA*s will become a wholly-owned subsidiary of iTurf. However, because dELiA*s stockholders will own the majority of the merged company stock, dELiA*s is deemed to be the acquirer for accounting purposes and, accordingly, the merger will be accounted for as a "reverse acquisition" of the approximately 46% minority interest of iTurf under the purchase method of accounting. Under this method of accounting, the merged company's historical results will be the same as dELiA*s historical results.


    The following Unaudited Pro Forma Condensed Consolidated Financial Information gives pro forma effect to the merger by application of the pro forma adjustments described in the accompanying notes. The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of July 29, 2000 gives effect to the merger as if it occurred on that date.


    The Unaudited Pro Forma Condensed Consolidated Financial Information is based, in part, on the following historical financial statements, which have been previously filed with the Securities and Exchange Commission by iTurf or dELiA*s and are included herein:

    - the audited Consolidated Financial Statements of iTurf as of and for the fiscal year ended January 29, 2000


    - the unaudited Consolidated Financial Statements of iTurf as of and for the twenty-six weeks ended July 29, 2000


    - the audited Consolidated Financial Statements of dELiA*s as of and for the fiscal year ended January 29, 2000


    - the unaudited Consolidated Financial Statements of dELiA*s as of and for the twenty-six weeks ended July 29, 2000



    The Unaudited Pro Forma Condensed Consolidated Statements of Operations for the twenty-six weeks ended July 29, 2000 and for the fiscal year ended
January 29, 2000 give effect to the merger as if it occurred on February 1, 1999 and include adjustments directly attributable to the merger and expected to have a continuing impact on the merged company.


    The pro forma adjustments are based on preliminary estimates and certain assumptions that iTurf and dELiA*s believe are reasonable under the circumstances. The preliminary allocation of the purchase price to assets and liabilities of iTurf reflects the assumption that assets and liabilities are carried at historical amounts which approximate fair market value. The actual allocation of the purchase price may differ from that reflected in the unaudited pro forma financial statements after a more extensive review of the fair market value of the assets and liabilities has been completed.

    Management has not included in the pro forma adjustments certain expected cost savings estimated at approximately $650,000 relating to duplicative costs of two separate public companies and related corporate expenses. In addition, expected synergies and other savings in operating costs that are estimated to total between $2 million and $3 million are not reflected. Such cost savings and synergies associated with the merged company are difficult to quantify and any such savings may be partially offset by the cost of additional corporate infrastructure to support the combined operation.

    The Unaudited Pro Forma Condensed Consolidated Financial Information and related notes are provided for informational purposes only and are not necessarily indicative of the consolidated financial position or results of operations of the merged company as they may be in the future or as they might have been had the merger been affected on the assumed dates. The Unaudited Pro Forma Condensed Consolidated Financial Information should be read in conjunction with the historical financial statements of dELiA*s and iTurf, and the related notes thereto, which are included elsewhere in this Joint Proxy Statement/Prospectus.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 JULY 29, 2000
                                 (in thousands)



                                                           DELIA*S          PRO FORMA
                                                          HISTORICAL       ADJUSTMENTS       PRO FORMA
                                                          ----------       -----------       ---------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.............................   $ 13,867                          $ 13,867
  Short-term investments................................     25,274                            25,274
  Merchandise inventories...............................     30,696                            30,696
  Deferred tax assets...................................     14,488           (14,488)(f)          --
  Prepaid expenses and other current assets.............     15,796                            15,796
                                                           --------          --------        --------
    Total current assets................................    100,121           (14,488)         85,633

PROPERTY & EQUIPMENT, NET...............................     37,539            (1,740)(a)      35,799
LONG-TERM INVESTMENTS...................................      2,002              (460)(a)       1,542
INTANGIBLE AND OTHER ASSETS.............................     34,578           (13,264)(a)      21,314
                                                           --------          --------        --------
TOTAL ASSETS............................................   $174,240          $(29,952)       $144,288
                                                           ========          ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses.................   $ 20,808          $  4,000 (a)    $ 24,808
  Bank loan payable.....................................      9,628                             9,628
  Current portion of long-term debt.....................      5,946                             5,946
  Accrued restructuring.................................      1,363                             1,363

  Other current liabilities.............................      2,915                             2,915
                                                           --------          --------        --------
    Total current liabilities...........................     40,660             4,000          44,660

DEFERRED TAX LIABILITIES................................     21,586           (24,125)(a)          --
                                                                                2,539(f)

EXCESS OF NET ASSETS ACQUIRED OVER COST.................         --            35,110 (a)      35,110
LONG-TERM DEBT AND CAPITAL LEASES.......................      1,254                             1,254
OTHER LONG-TERM LIABILITIES.............................        426                               426
MINORITY INTEREST.......................................     43,710           (43,710)(a)          --
STOCKHOLDERS' EQUITY....................................     66,604            13,261 (a)      62,838
                                                                              (17,027)(f)
                                                           --------          --------        --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..............   $174,240          $(29,952)       $144,288
                                                           ========          ========        ========

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       FISCAL YEAR ENDED JANUARY 29, 2000
                     (in thousands, except per share data)


                                                             DELIA*S      PRO FORMA
                                                            HISTORICAL   ADJUSTMENTS       PRO FORMA
                                                            ----------   -----------       ---------
NET REVENUES..............................................   $190,772                      $190,772

COST OF REVENUES..........................................    108,148                       108,148
                                                             --------                      --------

GROSS PROFIT..............................................     82,624                        82,624

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..............    124,339       (10,023)(b)     114,316

RESTRUCTURING CHARGE......................................     23,668                        23,668

GAIN ON SUBSIDIARY IPO AND SALE OF SUBSIDIARY STOCK.......    (78,117)                      (78,117)

INTEREST INCOME, NET......................................     (2,429)          320 (c)      (2,109)

MINORITY INTEREST.........................................     (4,865)        4,865 (d)          --
                                                             --------      --------        --------

INCOME BEFORE TAXES.......................................     20,028         4,838          24,866

TAX PROVISION.............................................      9,070        (5,878)(e)       3,192
                                                             --------      --------        --------

NET INCOME................................................   $ 10,958      $ 10,716        $ 21,674
                                                             ========      ========        ========

BASIC NET INCOME PER SHARE................................   $   0.77                      $   0.74
                                                             ========                      ========

DILUTED NET INCOME PER SHARE..............................   $   0.71                      $   0.69
                                                             ========                      ========

SHARES USED IN THE CALCULATION OF BASIC NET INCOME PER
  SHARE...................................................     14,315        14,915 (g)      29,230
                                                             ========      ========        ========

SHARES USED IN THE CALCULATION OF DILUTED NET INCOME PER
  SHARE...................................................     15,380        16,103 (g)      31,483
                                                             ========      ========        ========

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      TWENTY-SIX WEEKS ENDED JULY 29, 2000
                     (in thousands, except per share data)



                                                              DELIA*S      PRO FORMA
                                                             HISTORICAL   ADJUSTMENTS       PRO FORMA
                                                             ----------   -----------       ---------
NET REVENUES...............................................   $ 86,352                      $ 86,352

COST OF REVENUES...........................................     46,914                        46,914
                                                              --------                      --------

GROSS PROFIT...............................................     39,438                        39,438

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...............     74,146       (5,011)(b)       69,135

INTEREST INCOME, NET.......................................     (1,081)         160 (c)         (921)

MINORITY INTEREST..........................................     (8,588)       8,588 (d)           --
                                                              --------      -------         --------

LOSS BEFORE INCOME TAXES...................................    (25,039)      (3,737)         (28,776)

BENEFIT FOR INCOME TAXES...................................     (5,800)      (7,204)(e)      (13,004)
                                                              --------      -------         --------

NET LOSS...................................................   $(19,239)     $ 3,467         $(15,772)
                                                              ========      =======         ========

BASIC AND DILUTED NET LOSS PER SHARE.......................   $  (1.33)                     $  (0.47)
                                                              ========                      ========

SHARES USED IN THE CALCULATION OF BASIC AND DILUTED NET
  LOSS PER SHARE...........................................     14,519       18,876 (g)       33,395
                                                              ========      =======         ========

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a) To record the effect of the reverse acquisition of the iTurf minority interest by dELiA*s:


                                                              COMMON STOCK     OPTIONS
                                                              ------------   ------------
iTurf shares/options outstanding at July 29, 2000...........   21,122,000       2,519,000
Less: unvested restricted stock.............................    1,098,000
                                                              -----------    ------------
iTurf shares/options outstanding at July 29, 2000...........   20,024,000       2,519,000
Less: iTurf shares owned by dELiA*s at July 29, 2000........   11,426,000              --
                                                              -----------    ------------
iTurf shares/options acquired in merger.....................    8,598,000       2,519,000
Reciprocal of the exchange ratio utilized to convert dELiA*s
  shares to iTurf shares....................................       0.5831          0.5831
                                                              -----------    ------------
dELiA*s equivalent shares/options...........................    5,013,000       1,469,000
Less: shares representing the minority interest in iTurf's
  investment in dELiA*s.....................................      253,000              --
                                                              -----------    ------------
dELiA*s equivalent shares/options issued in merger..........    4,760,000       1,469,000
dELiA*s three day average closing share price with the date
  of the merger announcement as the midpoint/ Black-Scholes
  option valuation..........................................  $    2.5312    $     0.8252
                                                              -----------    ------------
Fair value of shares/options issued.........................  $12,049,000    $  1,212,000



Total value of shares and options issued....................      $13,261,000
Estimated merger costs......................................        4,000,000
                                                                  -----------
Total purchase consideration................................      $17,261,000
                                                                  ===========
The preliminary allocation of the purchase consideration is
  as follows:
  Book value of iTurf's minority interest...................      $43,710,000
  Deferred tax liability....................................       24,125,000
  Property and equipment....................................       (1,740,000)
  Non-marketable investments................................         (460,000)
  Intangible and other assets...............................      (13,264,000)
  Negative goodwill.........................................      (35,110,000)
                                                                  -----------

  Total purchase consideration allocated....................      $17,261,000
                                                                  ===========


The preliminary allocation of the purchase price to iTurf's acquired assets and liabilities reflects the assumption that assets and liabilities are carried at historical amounts which approximate fair market value. The actual allocation of the purchase price may differ from that reflected in the unaudited pro forma financial statements after a more extensive review of the fair market value of the assets and liabilities has been completed.

(b) To adjust depreciation and amortization to reflect the balance sheet adjustments described in note (a) above. The adjustment assumes an estimated average five-year life for the depreciation, amortization and accretion of the property and equipment, intangible and other assets and goodwill.

(c) To record the interest effects of financing the merger transaction costs.

(d) To eliminate the benefit associated with the minority interest of iTurf.

(e) To adjust the pro forma tax provision (benefit) to reflect the estimated effect rate of the merged company.

(f) To record a reserve for dELiA*s net deferred tax asset.

(g) The calculation of the combined weighted average shares outstanding and basic and diluted earnings per share is as follows:


                                                                              TWENTY-SIX WEEKS ENDED
                                                           FISCAL YEAR 1999       JULY 29, 2000
                                                           ----------------   ----------------------
   Basic:
   Weighted average shares outstanding--iTurf............      17,005,000            19,921,000
   Weighted average shares outstanding--dELiA*s..........      14,315,000            14,519,000
                                                              -----------           -----------
   Weighted average shares outstanding--combined.........      31,320,000            34,440,000
   Incremental shares from conversion of dELiA*s shares
     at the exchange ratio...............................      10,234,000            10,381,000
   Elimination of previously outstanding iTurf shares
     that become treasury shares in the merger...........     (12,324,000)          (11,426,000)
                                                              -----------           -----------
   Weighted average shares outstanding--basic............      29,230,000            33,395,000
                                                              ===========           ===========
   Diluted:
   Weighted average shares outstanding--iTurf............      17,005,000            19,921,000
   Weighted average shares outstanding--dELiA*s..........      15,380,000            14,519,000
                                                              -----------           -----------
   Weighted average shares outstanding--combined.........      32,385,000            34,440,000
   Incremental shares from conversion of dELiA*s shares
     at the exchange ratio...............................      10,997,000            10,381,000
   Dilutive effect of iTurf options outstanding..........         425,000                    --
   Elimination of previously outstanding iTurf shares
     that are in treasury after the merger...............     (12,324,000)          (11,426,000)
                                                              -----------           -----------
   Weighted average shares outstanding--diluted..........      31,483,000            33,395,000
                                                              ===========           ===========

PRO FORMA CAPITALIZATION


    The following table sets forth the capitalization of dELiA*s at July 29, 2000 on a historical basis and on a pro forma basis to reflect the merger as if it occurred on July 29, 2000. The information in the following table should be read in connection with the financial statements and notes thereto and the pro forma financial information and notes included in this Joint Proxy Statement/Prospectus.



                                                              JULY 29, 2000
                                                          ----------------------
                                                          HISTORICAL   PRO FORMA
                                                          ----------   ---------
                                                              (IN THOUSANDS)
Long-term debt and capital leases.......................   $  1,254    $  1,254
Minority interest.......................................     43,710          --
Stockholders' equity:
  Preferred stock; $.01 par value; authorized--1,000,000
    shares; no shares issued or outstanding.............         --          --
  Common stock; $.01 par value; 50,000,000 shares
    authorized and 16,786,786 shares issued historical;
    no shares authorized or issued pro forma............        168          --
  Class A common stock; $.01 par value; no shares
    authorized or issued historical; 87,500,000 shares
    authorized and 38,486,428 issued pro forma..........         --         385
  Class B common stock; $.01 par value; no shares
    authorized or issued historical; 12,500,000 shares
    authorized and 11,425,000 shares issued pro forma...         --         114
  Additional paid-in capital............................     86,284      93,499
  Deferred compensation.................................     (3,165)     (4,966)
  Treasury stock (551,046 and 12,371,180 shares
    respectively).......................................    (17,734)    (10,218)
  Retained earnings (deficit)...........................      1,051     (15,976)
                                                           --------    --------
    Total stockholders' equity..........................     66,604      62,838
                                                           --------    --------
      Total capitalization..............................   $111,568    $ 64,092
                                                           ========    ========

                         SELECTED FINANCIAL INFORMATION

SELECTED HISTORICAL FINANCIAL INFORMATION OF ITURF


    The following table sets forth selected historical financial information for iTurf. The selected statement of operations data for the fiscal years ended January 29, 2000, January 31, 1999 and January 31, 1998, which periods we will refer to as "fiscal 1999," "fiscal 1998" and "fiscal 1997," and the balance sheet data as of January 29, 2000 and January 31, 1999 are based on the audited financial statements of iTurf included in this Joint Proxy Statement/ Prospectus. The selected statement of operations data for the fiscal years ended January 31, 1997 and 1996, which periods we will refer to as "fiscal 1996" and "fiscal 1995," and the balance sheet data as of January 31, 1998, 1997 and 1996 are based on the audited financial statements of iTurf. The selected historical financial information for the twenty-six weeks ended July 29, 2000 and July 31, 1999 is based on the unaudited financial statements of iTurf included in this Joint Proxy Statement/Prospectus. The following information should be read in conjunction with the historical financial statements and notes of iTurf included in this Joint Proxy Statement/Prospectus.



                              FISCAL 1995                                                              TWENTY-SIX WEEKS ENDED
                                 FROM                                                               -----------------------------
                               INCEPTION    FISCAL 1996   FISCAL 1997   FISCAL 1998   FISCAL 1999   JULY 31, 1999   JULY 29, 2000
                              -----------   -----------   -----------   -----------   -----------   -------------   -------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
  Net product sales.........    $     6       $    13       $   134       $ 3,352      $ 22,752        $ 5,025        $ 16,396
  Advertising and other.....         --            --            --           662         2,069            542           2,262
                                -------       -------       -------       -------      --------        -------        --------
  Total net revenues........          6            13           134         4,014        24,821          5,567          18,658
  Cost of product sales.....          2             6            69         1,687        13,082          2,983           9,345
                                -------       -------       -------       -------      --------        -------        --------
  Gross profit..............          4             7            65         2,327        11,739          2,584           9,313
  Operating expenses........          6            14           114         1,506        29,136          5,805          30,356
  Interest expense (income),
    net.....................         --            --            20            41        (2,965)        (1,101)         (1,401)
                                -------       -------       -------       -------      --------        -------        --------
  Income (loss) before
    income taxes............         (2)           (7)          (69)          780       (14,432)        (2,120)        (19,642)
  Provision (benefit) for
    income taxes............         (1)           (3)          (29)          355          (161)          (161)             --
                                -------       -------       -------       -------      --------        -------        --------
  Net income (loss).........    $    (1)      $    (4)      $   (40)      $   425      $(14,271)       $(1,959)       $(19,642)
                                =======       =======       =======       =======      ========        =======        ========
  Basic and diluted net
    income (loss) per
    share...................    $ (0.00)      $ (0.00)      $ (0.00)      $  0.03      $  (0.84)       $ (0.13)       $  (0.99)
                                =======       =======       =======       =======      ========        =======        ========
  Shares used in the
    calculation of basic net
    income (loss) per
    share...................     12,500        12,500        12,500        12,500        17,005         15,372          19,921
                                =======       =======       =======       =======      ========        =======        ========
  Shares used in the
    calculation of diluted
    net income (loss) per
    share...................     12,500        12,500        12,500        12,518        17,005         15,372          19,921
                                =======       =======       =======       =======      ========        =======        ========
BALANCE SHEET DATA AT END OF
  PERIOD:
  Cash and cash
    equivalents.............    $    --       $    --       $    31       $   375      $ 19,009                       $ 11,324
  Short-term investments....         --            --            --            --        32,893                         25,274
  Working capital
    (deficiency)............         (1)           (5)         (481)         (461)       52,733                         45,676
  Total assets..............         --            --           467         1,216        88,808                         84,421
  Total stockholders' equity
    (deficit)...............         (1)           (5)          (45)          380        84,952                         80,295
  Book value per share......      (0.00)        (0.00)        (0.00)         0.03          4.49                           3.80

SELECTED HISTORICAL FINANCIAL INFORMATION OF DELIA*S


    The following table sets forth selected historical financial and operating information for dELiA*s. The selected statement of operations data for the fiscal years ended January 29, 2000, January 31, 1999 and January 31, 1998, which periods we will refer to as "fiscal 1999," "fiscal 1998" and "fiscal 1997," and the balance sheet data as of January 29, 2000 and January 31, 1999 are based on the audited financial statements of dELiA*s included in this Joint Proxy Statement/Prospectus. The selected statement of operations data for the fiscal years ended January 31, 1997 and 1996, which periods we will refer to as "fiscal 1996" and "fiscal 1995," and the balance sheet data as of January 31, 1998, 1997 and 1996 are based on the audited financial statements of dELiA*s. The selected historical financial information for the twenty-six weeks ended July 29, 2000 and July 31, 1999 is based on the unaudited financial statements of dELiA*s included in this Joint Proxy Statement/Prospectus. The following information should be read in conjunction with the historical financial statements and notes of dELiA*s included in this Joint Proxy Statement/Prospectus.



                                                                                                             TWENTY-SIX WEEKS
                                                                                                                   ENDED
                                                                                                          -----------------------
                                                                                                            JULY 31,     JULY 29,
                                    FISCAL 1995   FISCAL 1996   FISCAL 1997   FISCAL 1998   FISCAL 1999       1999         2000
                                    -----------   -----------   -----------   -----------   -----------   ------------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AND RETAIL STORE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.......................    $23,391       $54,224      $113,049      $158,364      $190,772       $ 75,187     $ 86,352
  Cost of sales...................     13,652        28,291        57,811        78,368       108,148         43,473       46,914
                                      -------       -------      --------      --------      --------       --------     --------
  Gross profit....................      9,739        25,933        55,238        79,996        82,624         31,714       39,438
  Selling, general and
    administrative expenses.......      9,720        22,194        47,943        71,711       124,339         47,658       74,146
  Merger related costs............         --            --         1,614            --            --             --           --
  Restructuring charge............         --            --            --            --        23,668         22,907           --
  Gain on subsidiary IPO and sale
    of subsidiary stock...........         --            --            --            --       (78,117)       (70,091)          --
  Minority interest...............         --            --            --            --        (4,865)          (485)      (8,588)
  Other expense (income), net.....         56          (103)       (1,201)         (962)       (2,429)        (1,167)      (1,081)
                                      -------       -------      --------      --------      --------       --------     --------
  Income (loss) before income
    taxes.........................        (37)        3,842         6,882         9,247        20,028         32,892      (25,039)
  Provision (benefit) for income
    taxes.........................         (5)         (351)        2,456         3,405         9,070         14,120       (5,800)
                                      -------       -------      --------      --------      --------       --------     --------
  Net income (loss)...............    $   (32)      $ 4,193      $  4,426      $  5,842      $ 10,958       $ 18,772     $(19,239)
                                      =======       =======      ========      ========      ========       ========     ========
  Basic net income (loss) per
    share.........................    $ (0.00)      $  0.40      $   0.34      $   0.42      $   0.77       $   1.31     $  (1.33)
                                      =======       =======      ========      ========      ========       ========     ========
  Diluted net income (loss) per
    share.........................    $ (0.00)      $  0.40      $   0.34      $   0.41      $   0.71       $   1.19     $  (1.33)
                                      =======       =======      ========      ========      ========       ========     ========
  Pro forma net income
    (loss)(1).....................    $   (22)      $ 2,257
                                      =======       =======
  Pro forma basic and diluted net
    income (loss) per share(1)....    $ (0.00)      $  0.22
                                      =======       =======
  Shares used in the calculation
    of basic net income (loss) per
    share.........................     10,263        10,477        12,941        13,779        14,315         14,280       14,519
                                      =======       =======      ========      ========      ========       ========     ========
  Shares used in the calculation
    of diluted net income (loss)
    per share.....................     10,263        10,499        13,083        14,318        15,380         15,790       14,519
                                      =======       =======      ========      ========      ========       ========     ========
BALANCE SHEET DATA AT END OF
  PERIOD:
  Cash and cash equivalents.......    $   726       $21,717      $  4,485      $ 10,981      $ 24,985                    $ 13,867
  Short-term investment...........         --            --        37,075            --        32,893                      25,274
  Working capital.................        349        19,099        37,959        25,480        83,952                      59,461
  Total assets....................      4,381        32,660        64,572        82,144       184,040                     174,240
  Total stockholders' equity......        916        21,024        44,144        63,607        82,921                      66,604
  Book value per share............    $  0.10       $  1.71      $   3.31      $   4.48      $   5.77                    $   4.10
  Book value per pro forma
     equivalent share(4)..........    $  0.06       $  1.00      $   1.93      $   2.61      $   3.37                    $   2.39

SELECTED OPERATING DATA:
  Number of catalogs
    distributed...................      5,400        13,050        39,850        61,320        71,810         34,515       31,612
  House names(2)..................        690         1,870         4,190        10,670        12,300         11,400       13,000
  Direct Mail Buyers(3)...........        270           640         1,310         6,070         6,750          6,250        7,175
  Retail stores at end of
    period........................          2            10            14            43            64             50           55


----------------------------------

(1) Pro forma net income is computed for the year ended January 31, 1997 and all prior periods to reflect the effect of pro forma tax provisions related to dELiA*s conversion to a C corporation in 1996.

(2) House names represent the number of customers who have made at least one purchase or have requested a catalog determined at the end of the applicable fiscal period. The numbers presented include names acquired, but are net of duplicate names based on management estimates.

(3) Buyers represent the number of customers who have made at least one purchase determined at the end of the applicable fiscal period. The numbers presented include names acquired, but are net of duplicate names based on management estimates.

(4) Pro forma equivalent shares reflect the merger exchange ratio.

                               BUSINESS OF ITURF

OVERVIEW

    iTurf is a leading provider of Internet community, content and electronic commerce, or e-commerce, services focused primarily on teens and young adults, based on sales and traffic on its Web sites. There are 46 million people between the ages of 13 and 24. They account for over $278 billion of disposable income. The iTurf network of Web sites is an online destination that addresses the concerns, interests, tastes and needs of this demographic group. iTurf combines the style and editorial flair of media focused on teens and young adults with direct marketing and e-commerce competencies. iTurf's network of Web sites includes sites that offer interactive web/zines with proprietary content, chat rooms, posting boards, personal homepages and e-mail, as well as online shopping opportunities. iTurf's network is currently comprised of the following community sites:

    - gURL.com

    - iTurf.com

    - OnTap.com

    - TheSpark.com

    - SparkNotes.com

and the following commerce sites that offer a wide range of apparel, accessories, footwear, athletic gear and home furnishings:

    - dELiAs.cOm

    - tsisoccer.com

    - discountdomain.com

    - droog.com

    - StorybookHeirlooms.com

    iTurf is a subsidiary of dELiA*s, a leading marketer targeting teens and young adults. iTurf's relationship with dELiA*s provides iTurf with:

    - exclusive online use of leading brand names including dELiA*s, TSI Soccer and Storybook Heirlooms;

    - a proprietary 12 million-name database and access to six million individuals who have made catalog purchases;

    - advertising space in dELiA*s catalog publications that collectively have circulation in excess of 70 million;

    - substantial merchandising expertise and strong relationships with hundreds of vendors; and

    - sophisticated services from dELiA*s distribution center to fill iTurf's product orders.

    The number of visitors to iTurf's Web sites and online sales have grown rapidly over the last year as a result of both internal growth and acquisitions. iTurf estimates that the number of Web pages viewed by online users per month on iTurf's Web sites has grown from approximately 35 million in February 1999 to approximately 172 million in February 2000. iTurf's revenues have increased from $4.0 million in fiscal 1998 to $24.8 million in fiscal 1999.

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THE ITURF ADVANTAGE

    iTurf believes it is one of the few online networks to focus primarily on the teen and young adult market and that its relationship with dELiA*s, the leading direct marketer to teens and young adults, provides iTurf with the following advantages:

    ABILITY TO ATTRACT CUSTOMERS AND USERS TO WEB SITES.

    - ACCESS TO PROPRIETARY DATABASE OF OVER 12 MILLION NAMES. iTurf has the exclusive online right to dELiA*s database of catalog buyers and requesters. This database has grown rapidly from 198,000 names as of January 31, 1996 to over 12 million names today and is growing by over
      1.5 million names each year. In excess of 1,000,000 customer records in the database have e-mail addresses. The database includes more than
      6.5 million buyers of direct mail products and contains extensive individual purchasing histories. iTurf believes this proprietary database would be difficult for competitors to replicate and creates a significant competitive advantage in targeting teens and young adults.

    - COMPELLING, TOPICAL CONTENT. Compelling, topical and regularly-updated online content is critical to driving repeat customers and users to iTurf's Web sites. iTurf obtains content from both internal staff and dELiA*s. This content consists of engaging editorial copy from direct marketing products, and content from iTurf's community sites including regularly-updated articles, series and games as well as thousands of pages of user-generated content. Accordingly, iTurf believes it has the editorial assets necessary to keep its content fresh and updated and to continue to attract and retain new customers and users.

    - ITURF TRADE NAMES. iTurf has the exclusive online right to use dELiA*s licensed trade names, including dELiA*s, TSI Soccer, Storybook Heirlooms, discountdomain and Droog, and to its own iTurf, gURL, OnTap and TheSpark trade names. iTurf believes these trade names have been a strong motivating factor in attracting customers, especially with regard to consumers who have not yet made a purchase online. iTurf believes that a significant portion of its success has been attributable to the goodwill and trust earned by its brands among teen and young adult consumers and their parents. Very few online marketers have the brands to successfully penetrate the teen market as iTurf has.

    - EXCLUSIVE ADVERTISING AND PROMOTIONAL SPACE IN THE LARGEST PUBLICATION DIRECTED AT ITURF'S TARGET MARKET. To date, iTurf has advertised its Web sites primarily through dELiA*s catalogs, which have an annual circulation in excess of 70 million. The dELiA*s catalog has the largest domestic circulation of any publication directed at teens and young adults. Since iTurf's initial public offering, it has had rights to purchase promotional and advertising space in dELiA*s catalog titles, including dELiA*s, TSI Soccer, Storybook Heirlooms and Droog.

    ABILITY TO DELIVER SUPERIOR E-COMMERCE SOLUTIONS.

    - SOPHISTICATED FULFILLMENT CAPABILITY. iTurf is able to fill orders through dELiA*s approximately 400,000 square foot distribution center. This access enables iTurf to retain significantly greater control over the quality, timeliness and cost of fulfilling product orders than other online marketers who outsource fulfillment services to unrelated contractors that serve several direct marketers. In addition, the scale of dELiA*s operation enables iTurf to deliver a large number of products over a range of categories. Customers generally have access to real-time product availability information prior to ordering and are shipped products within 48 hours of credit approval. iTurf also supplements its customer service staff with support from dELiA*s three call centers with a total of over 400 stations.

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    - SUPERIOR INVENTORY MANAGEMENT AND MERCHANDISING OPPORTUNITIES.  iTurf's
      relationship with dELiA*s enables it to offer a large selection of merchandise without the investment in inventory and the ongoing expense related to the management of that inventory. iTurf also takes advantage of dELiA*s relationships with a diverse group of hundreds of vendors as well as the purchasing economies enjoyed by dELiA*s as a result of both its scale and proprietary private label products. As a result, iTurf believes it is well positioned to continue to enjoy gross profit margins that are superior to many other online retailers while being able to provide its customers with a compelling selection of recognized merchandise.

    - DIRECT MARKETING KNOWLEDGE AND EXPERTISE. iTurf benefits from the direct marketing knowledge and expertise of its management team and of dELiA*s. iTurf is transferring to the Web the contextual selling model as well as the use of editorial and graphical elements pioneered by dELiA*s. iTurf believes that this strategy is directly transferable to the Web and can be enhanced by including interactive capabilities such as chat and personal home pages. In addition, dELiA*s possesses considerable experience in gathering and mining data on teens and young adults that iTurf believes is key to iTurf's success.

THE ITURF NETWORK

    The iTurf network is currently composed of the sites described below:

COMMUNITY SITES

iTurf.com                        is the hub of iTurf's network and targets teen boys and
                                 girls and young adults with topical lifestyle and community features.

gURL.com                         offers web/zines and community features targeting teen girls and featuring chat, posting boards and other interactive
                                 functionality.

gURLpages.com                    is a free home-page hosting service that offers users disk space and publishing tools to create their own sites quickly and easily.

gURLmAIL.com                     is a free Web-based e-mail service that is open to users who register and provide certain demographic information.

OnTap.com                        is a Web site with information and community services
                                 directed at young men.

TheSpark.com                     is a community and content Web site focusing on college
                                 students and young adults. It offers entertaining content
                                 and interactive features designed specifically for young
                                 adults.

SparkNotes.com                   is an academic resource site that contains study guides for more than 150 literary works and bulletin boards for
                                 students to discuss those works.

E-COMMERCE SITES

dELiAs.cOm                       is a commerce site based on the DELIA*S print catalog
                                 selling apparel, accessories, footwear and cosmetics to teen girls and young women.

tsisoccer.com                    is a commerce site based on the TSI SOCCER print catalog
                                 selling soccer merchandise, including footwear, apparel and equipment.

discountdomain.com               is a commerce site selling discounted merchandise, primarily apparel, athletic gear and consumer electronics, to teens
                                 and young adults who pay a monthly subscription fee.

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

droog.com                        is a commerce site based on the DROOG print catalog selling apparel, accessories and footwear to teen boys and young
                                 men.

StorybookHeirlooms.com           is a commerce site based on the STORYBOOKHEIRLOOMS print
                                 catalog selling apparel, accessories and footwear for girls between the ages of four and eleven and their mothers.

ITURF COMMUNITY

    iTurf's current community offerings are built around the iTurf.com, gURL, TheSpark and OnTap brands. The gURL sites serve more than one million registered users. iTurf believes that it has built a cultural environment in which its users feel comfortable, safe and secure. These traits are critical for attracting and retaining visitors. iTurf's community sites collectively accounted for less than five percent of its revenues in fiscal 1999.

    GURL WEB/ZINE. The gURL web/zine is iTurf's flagship editorial product. gURL presents a different approach to the experience of being a teen girl. It is committed to discussing issues that affect the lives of teen girls and young women in a non-judgmental, personal way. Through honest writing, visuals and a liberal sense of humor, gURL seeks to provide its audience a new way of looking at subjects that are crucial to their lives. gURL chooses the subjects it covers carefully and deals frankly with issues such as sexuality, emotions and body image. The gURL web/zine and the other gURL sites benefit from active promotion in the dELiA*s catalog.

    The gURL web/zine presents regularly-updated articles, series and games in five principal departments:

    - LOOKS AREN'T EVERYTHING--a love/hate look at beauty culture, including signature feature series such as "On Being Hairy," "The Boob Files," and "Virtual Makeover;"

    - DEAL WITH IT--getting through the day, the date and the rest of the hard stuff...a whole new take on your body, brain and life as a teenage gURL;

    - WHERE DO I GO FROM HERE?--decisions, directions and different ways of getting a life;

    - HA!- real girl comics. .. the sad but true funny pages; and

    - EXHIBITIONIST--where iTurf shows off art, poetry and prose by girls, for girls and stuff that matters to girls and sees what they have to say about it.

    gURL attracts traffic by offering compelling, topical and regularly-updated content. The gURL site has received a number of awards for its content and community services, including a 1998 Webby award for best site in the "living" category and a 1997 I.D. Magazine Interactive Media Design award. Recently, TEEN PEOPLE magazine cited the site as the number one information site on the Web. The quality and increasing recognition of content from the gURL Web site and of the gURL brand have created ancillary licensing opportunities for iTurf. Pocketbooks published a book titled "DEAL WITH IT: A WHOLE NEW APPROACH TO YOUR BODY, BRAIN AND LIFE AS A TEENAGE GURL" in the fall of 1999 for teen girls based upon editorial content drawn from and inspired by the gURL.com site. In addition, the leading publisher of calendars in the U.S. published gURL-branded engagement and wall calendars in the fall of 1999.

    GURL CONNECTION CHAT AND POSTING BOARDS. gURL Connection is the password-protected members-only area of gURL.com that offers a safe environment for teen girls to interact freely with their peers. It provides both text-based and graphical-based Palace-TM- chat services to a membership base of over 400,000 members. Chat is a critical part of establishing a place for gURL's users to "hang out" and transforming gURL into a premier destination for teens and young adults.

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
    gURL's signature "Shout Out" posting boards provide intensely personal and compelling media for members of the gURL community to share ideas, express themselves and learn about others. The posting boards provide the gURL community with a continual source of user-generated content. Most recently, gURL has begun to leverage that content into another web/zine, "Mouthpiece," consisting of user-generated content drawn from the "Shout Out" boards.

    GURLPAGES. gURLpages is one of the world's largest communities of personal teen sites. It provides users with free disk space and publishing tools to create their own sites quickly and easily. These communities include entertainment-oriented topical groupings such as "Movies," "Music" and "TV;" more expressionist areas such as "Activism," "Comix" and "Ranting and Raving;" and, for the users for whom community means anarchy, "I Am Uncategorizable." Users are encouraged to become and remain active participants in the gURL community by updating their sites and communicating with others through the free e-mail, chat and bulletin-board services iTurf provides. iTurf offers links from the gURL web/zine to particularly compelling gURLpages for users seeking greater involvement and recognition within the community. With hundreds of new gURLpages being created each day, gURLpages has grown quickly since its launch in June 1998, and had approximately 360,000 user registrations as of January 29, 2000. gURLpages is hosted by Homepage.com.

    GURLMAIL. gURLmAIL offers free Web-based e-mail accounts to users who register by providing certain demographic information. Participants can register for and receive e-mail addresses at gURLmAIL.com that enable them to send and check their e-mail from anywhere in the world via the Internet. gURLmAIL has grown quickly since its launch in February 1998 and had approximately 900,000 registered users as of January 29, 2000. gURLmAIL is hosted by Critical Path.

    THESPARK.COM. TheSpark.com is a community and content Web site focusing on college students and young adults. It offers entertaining content, interactive features and academic resources designed specifically for students and young adults. The site was launched in March 1999. In one year, TheSpark has built a strong and loyal user base, characterized by exponential growth and extremely high membership retention rates. For example, the "Death Test," a humorous lifestyle survey that generates a prediction of life expectancy, has been taken over 5.5 million times since August 1999. Additionally, TheSpark's popular newsletters have a subscription retention rate of 98% and generate advertising sponsorship opportunities.

    TheSpark.com also offers a dating service called SparkMatch, a collection of online academic resources called SparkNotes.com, bartending recipes, an online insult generator and other features targeted at the college and young adult market.

    ONTAP.COM. OnTap.com is a Web site that provides information and community services directed at young men. Prior to iTurf's acquisition of the site in September 1999, it was initially launched in 1995 as TapOnline.com and relaunched as OnTap.com with a focus on college life. iTurf has repositioned the site to broaden the scope of content and specifically target young men.

ITURF E-COMMERCE

    Each of iTurf's e-commerce sites, other than discountdomain.com, is based on a print catalog published by dELiA*s. These sites translate the distinctive look and editorial voice of the corresponding print catalog onto the Internet, adding interactive functionality to make shopping an entertaining experience. Each site is designed to be intuitive and easy to use, enabling the ordering process to be completed with a minimum of customer effort. All of these sites offer real-time product availability information, with the exception of StorybookHeirlooms.com.

    iTurf has generated a substantial majority of its revenue from the sale of apparel, accessories, home furnishings and footwear on the dELiAs.cOm site, which was launched in May 1998. Product sales and advertising on dELiAs.cOm accounted for approximately 66% of its revenues in fiscal 1999.

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Apparel ranges from basics, such as jeans, shorts and t-shirts, to more fashion-oriented apparel, such as woven and knit junior dresses and swimwear. Accessories include sunglasses, watches, costume jewelry and cosmetics.

    DELIAS.COM. dELiAs.cOm features branded merchandise from a diverse group of more than 90 vendors at any one time complemented by dELiA*s private label products. iTurf believes the strong customer acceptance of the dELiA*s brand helps make the DELIA*S catalog and, by extension, the dELiAs.cOm site, preferred outlets for certain vendors, some of which occasionally provide merchandise on an exclusive basis. Brands currently offered through dELiAs.cOm include nationally recognized names such as Vans, Paris Blues and Roxy (Quicksilver), as well as brands focused on the teen and young adult market, including Dawls, Free People (Urban Outfitters), Tag Rag and 26 Red Sugar. dELiAs.cOm also offers brands from emerging designers that differentiate the site from other retailers and help to establish dELiAs.cOm as a fashion resource for girls and young women. Emerging brands currently featured on dELiAs.cOm include Girl Star, Hydraulic Itsus, Malibu, New Breed and Paul Frank.

    dELiAs.cOm organizes products into approximately 15 categories, most of which are divided into styles. For example, the "Dresses" category is divided into "Casual" and "Fancy" styles. Most products are shown both in a still photograph and on teen models, whose expressions and poses convey the dELiA*s attitude. At any one time, the site presents graphical depictions of 180 to 300 product styles offered in more than 1,000 stock keeping units. In addition, customers can purchase products from older DELIA*S catalogs by entering an item number from the catalog.

    dELiAs.cOm also offers home furnishings, light furniture and household articles targeted at teen girls and young women. These items include sheets and other bedding, lamps, organizers and other products designed with the bedroom or dorm room of teen girls and young women in mind. iTurf believes that few, if any, retailers, online or offline, target this market.

    dELiAs.cOm also offers a gift registry, an e-mail mailing list and links to content on gURL.com. iTurf believes these features increase the frequency with which customers return to dELiA*s.cOm and make purchases. Additionally, iTurf will continue to explore other technology-based aids that enhance the shopping experience such as basket analysis, other cross-selling strategies and high-resolution graphics systems.

    TSISOCCER.COM. tsisoccer.com is iTurf's second largest source of merchandise sales, accounting for approximately 9% of iTurf's revenues in fiscal 1999. The site offers a full range of soccer merchandise, including footwear, apparel and equipment, almost all of which consists of products from the leading suppliers of athletic footwear and apparel, including adidas, Nike, Reebok and Puma, as well as manufacturers of well-known specialty brands, such as Umbro and Mitre. dELiA*s relationships with these suppliers enable tsisoccer.com to offer an exceptionally broad and deep product selection, including premier branded products, which typically have limited distribution. tsisoccer.com offers over 7,000 stock keeping units, including men's, women's and children's styles, as well as difficult-to-find sizes, special team colors and individualized product color combinations. iTurf believes that few other direct marketers currently offer as complete a line of soccer footwear, apparel and equipment as that offered by tsisoccer.com.

    DISCOUNTDOMAIN.COM. discountdomain.com is a subscription site that offers access to dELiA*s merchandise at discount prices and vendor closeouts of other products. discountdomain.com accounted for approximately 7% of iTurf's revenues in fiscal 1999. In exchange for a $5.00 fee charged automatically each month, members can access a password-protected area where discounted merchandise can be purchased online.

    The site has recently expanded its assortment to include casual apparel for young men, athletic apparel and low-cost consumer electronic products like portable stereos and cameras. Merchandise is

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
organized in four principal categories: Guys, Girls, Gadgets and Gifts. Within Guys and Girls, merchandise is organized into apparel and accessory sub-categories. The site carries 400-450 products, available in more than 2,000 stock-keeping units at any one time. The merchandise assortment is updated weekly.

    DROOG.COM. droog.com offers apparel, footwear and accessories for teen boys and young men from dELiA*s DROOG print catalog. The site captures the stylized character of the DROOG catalog through a distinctive font and a terse editorial voice that speaks to its target market. Users can order from more than 200 products comprising over 1,000 stock keeping units. dELiA*s mailed the first issue of the catalog in October 1998 and iTurf launched the droog.com site in November 1998. In fiscal 1999, this Web site accounted for approximately 5% of iTurf's revenues.

    STORYBOOKHEIRLOOMS.COM. StorybookHeirlooms.com offers apparel, accessories and footwear for girls between the ages of four and eleven and their mothers from dELiA*s STORYBOOK HEIRLOOMS catalog. The site is designed to be shopped by childrens' parents. In some cases, the site features merchandise and/or pricing available only through the Internet. dELiA*s mailed its first issue of the STORYBOOK HEIRLOOMS catalog in January 1999 and iTurf launched the StorybookHeirlooms.com Web site in April 1999. In fiscal 1999, this site accounted for approximately 5% of iTurf's revenues.

    In April 2000, iTurf discontinued the e-commerce operations of its dotdotdash.com Web site. In fiscal 1999, this site accounted for less than 5% of iTurf's revenues.

MARKETING AND PROMOTION

    iTurf's marketing strategy is to promote, advertise and increase the visibility of its brands and to acquire new customers and users through multiple channels, including:

    - traditional and Internet advertising;

    - direct marketing to existing and potential customers;

    - building strategic alliances;

    - "viral" marketing through content offerings that encourage users to share links to its sites;

    - expanding affiliate network and linking programs; and

    - marketing through high school and college campus-based marketing services offered by MarketSource.

    TRADITIONAL AND INTERNET ADVERTISING. iTurf advertises its sites in dELiA*s retail and catalog properties. iTurf's Web site addresses can now be found on the cover and on nearly every page of dELiA*s catalogs, as well as on point-of-sale displays at dELiA*s retail stores. In addition, iTurf has found bind-in cards inserted in DELIA*S catalog to be a significant driver of traffic to the dELiAs.cOm and gURL.com sites. iTurf is the exclusive e-commerce and community based Internet advertiser in dELiA*s catalogs. iTurf also uses targeted online advertising to promote both its brand names and specific merchandising opportunities.

    DIRECT MARKETING. iTurf uses direct marketing techniques to attract and retain customers. dELiA*s proprietary database of catalog requesters contains in excess of 1,000,000 e-mail addresses. iTurf sends regular broadcast e-mails to these addresses as well as to iTurf's own customers. iTurf intends to expand its use of broadcast e-mails to include more targeted messages and promotions to specific segments of iTurf's list and to include embedded graphic images within e-mails to customers who have the ability to view them. iTurf also offers special discounts and promotional offers from time to time on its sites to drive sales. iTurf promotes these offers through advertising in dELiA*s various print catalogs and through e-mails.

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    STRATEGIC ALLIANCES.  iTurf has entered into a variety of relationships to build traffic and attract customers. iTurf has anchor tenancy positions in the America Online Service and a comprehensive marketing relationship with the MSN Network (Microsoft). In addition, iTurf is the preferred provider of soccer merchandise on Fogdog.com.

    AFFILIATE PROGRAM. The dELiA*s Affiliate Network is a grass-roots marketing tool designed to increase dELiA*s.cOm's exposure on the Internet and generate sales. In order to join the dELiA*s Affiliate Network, prospective affiliates complete an automated application form online that is generally approved within 48 hours by iTurf's staff. Registered affiliates are paid a referral fee for any sale generated via the affiliate's link to iTurf's e-commerce sites. iTurf has also launched a tsisoccer.com affiliate program. iTurf promotes these programs via links on dELiAs.cOm and tsisoccer.com and through LinkShare, its affiliate marketing partner. These agreements are terminable at will by either party.

    CAMPUS-BASED MARKETING. iTurf has entered into a marketing alliance with MarketSource Corporation to promote its network of sites through MarketSource's offline campus-based marketing channels. These include sampling programs on college campuses, wallboards at high schools and event-based promotions.

ADVERTISING AND SPONSORSHIP SALES

    iTurf believes its Web properties provide unique access to the teen and young adult market, an audience that is not easily available through other media. As a result, a variety of marketers are interested in using iTurf's Internet properties. Typical agreements relating to banner advertising provide for placement of small advertisements on a specified number of Web pages, have a short duration and are measured only by page views. iTurf also enters into sponsorship, promotional and distribution arrangements that generally have longer terms and higher dollar values than typical banner advertising deals to support broad marketing objectives, including branding, awareness, product introductions, online research and editorial integration. Advertising and sponsorship sales accounted for approximately 6% of iTurf's revenues in fiscal 1999.

    Most of the advertising and sponsorships on iTurf's sites are sold by or through one of iTurf's two strategic advertising sales partners, MarketSource Corporation and Phase2Media. In September 1999, MarketSource Corporation entered into a three-year arrangement to purchase advertising and other inventory on iTurf's network of sites for resale to MarketSource's clients. In addition, Phase2Media acts as iTurf's agent for the sale of advertising on iTurf's sites. A small portion of the advertising on iTurf's sites is sold directly by internal sales personnel.

    Although they are not material to iTurf's business, it currently participates in revenue sharing arrangements for banner advertisements placed on its sites with several parties, including Lycos, Inc. In these arrangements, these parties typically provide iTurf and its users with Web-based software applications or content and sell the advertising inventory placed in or adjacent to the content. These parties pay to iTurf a percentage of the ad sales revenue generated by iTurf.

INTERNATIONAL MARKETS

    iTurf intends to market its goods and services to customers in foreign countries. Historically, dELiA*s has not extensively marketed its catalogs in foreign countries due to prohibitive mailing costs. Both dELiA*s and iTurf have extensive customer and user files including individuals from more than 140 countries. For example, approximately 24% of gURLmAIL users reside outside of the United States.

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WAREHOUSING AND FULFILLMENT

    dELiA*s provides warehousing and order fulfillment services to iTurf pursuant to an intercompany services agreement. Each of iTurf's e-commerce sites, except for StorybookHeirlooms.com, is fully integrated into dELiA*s sophisticated warehouse fulfillment system. dELiA*s processes and fulfills iTurf's customer orders from these sites through its approximately 400,000 square foot warehouse and fulfillment center in Hanover, Pennsylvania. The system monitors the in-stock status of each item ordered, processes the order and generates warehouse selection tickets and packing slips for order fulfillment operations.

    dELiA*s ships a majority of iTurf's customer orders within 48 hours of credit approval. If a customer places an order using a credit card owned by another customer and the order exceeds a specified monetary threshold, the order is shipped only after verbal confirmation of the sale from the cardholder has been received. Customers generally receive orders within three to five business days after shipping. Shipments are made through United Parcel Service or the United States Postal Service. A shipping and handling fee is charged on each customer order based on the total price of the order. dELiA*s fulfillment systems automatically determine the most cost effective method of shipping each order.

TECHNOLOGY AND SYSTEMS

    iTurf has implemented a broad array of site management, customer service, transaction-processing and fulfillment services and systems using a combination of its own proprietary technologies and commercially available licensed technologies. These systems fall into two primary categories: a front-end Web server facility and a back-end order fulfillment system.

    The front-end supports iTurf's Web sites, offering a wide range of community and commerce functionality. It consists of a farm of enterprise-class Web server and database server machines located behind high-capacity firewalls and loan-balancing hardware. The system is highly redundant and designed to scale to tens of millions of customized page views per day. iTurf based its software on a set of well-proven building blocks--the Solaris operating system, Oracle database servers and Apache Web servers--and added an extensive proprietary infrastructure. The software uses concurrency, caching, connection pooling and other optimization techniques to support massive levels of traffic. iTurf hosts the primary Web servers at an Exodus Communications Inc. co-location facility which has redundant power and Internet connections in a high-security installation. iTurf uses a custom-built monitoring system to track the status of the servers and page iTurf personnel if any problems are detected.

    The back-end system handles product order processing and fulfillment. It is a mature and widely used software application licensed by dELiA*s, called Ecometry, which offers a Web interface that is used by the front-end servers to communicate with it. Ecometry provides all of the essential services needed to support a direct mail business:

    - accept and validate orders;

    - organize and manage orders with suppliers;

    - receive product and assign it to customer orders;

    - manage shipments; and

    - integrate inventory management, purchasing and accounting.

Ecometry is licensed from and supported by its developer, Smith-Gardner Associates. The system handles multiple shipment methods, credit card transaction processing and automated customer communication. It allows the customer to choose whether to receive single or multiple shipments based on availability.

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    iTurf's community services, other than gURLmAIL and gURLpages, are primarily run on internally-developed database applications. The gURLmAIL and gURLpages operating technology and software were developed and are operated and supported by Critical Path and Homepage.com, respectively. iTurf's various Internet applications run on both the UNIX and Windows NT operating systems, on computers located both in iTurf's offices and in the facility of a third-party hosting service. AT&T and Cable & Wireless plc currently provide iTurf's Internet connection. iTurf has contracted with Critical Path, Homepage.com, AT&T, Cable & Wireless plc and UUNet for these services.

    In response to capacity concerns and site development needs, in fiscal 1999, iTurf increased the number of computers that run its Web sites from three to ten and installed a considerably more powerful system for online catalog navigation functions. iTurf intends to continue to invest in technologies that will handle growth in traffic and e-commerce and Web site infrastructure to enhance the functionality of its sites.

CUSTOMER SERVICE

    iTurf employs Web-savvy customer service representatives who assist its electronic commerce customers by e-mail and telephone seven days a week. iTurf supports its community offerings principally by e-mail. iTurf sets internal goals of returning customer e-mail within 24 hours of receipt.

    In addition, dELiA*s handles routine customer service issues, such as order tracking. dELiA*s maintains three call centers, with more than 400 stations. iTurf provides e-mail based customer service for dELiA*s print catalogs.

COMPETITION

    E-COMMERCE. The apparel, footwear, accessories and home furnishings industries and the athletic goods and soccer specialty markets are highly competitive. iTurf expects competition in these markets to increase. dELiAs.cOm, discountdomain.com, droog.com, and StorybookHeirlooms.com compete with traditional department store retailers, as well as specialty apparel and accessory retailers, for teen and young-adult customers. These sites also compete with other direct marketers, including dELiA*s. tsisoccer.com competes with the TSI Soccer catalog business and retail stores operated by dELiA*s, several other soccer specialty direct marketers and soccer specialty retailers, as well as general athletic merchandise retailers.

    There are few barriers to entry in the teen and young adult apparel and accessories market and in the soccer specialty market. iTurf believes that its recent success in the teen and young adult apparel market has attracted the attention of other direct marketers, as well as store-based retailers and apparel manufacturers, some of which have entered or are likely to enter this market. In addition, competitors could enter into exclusive distribution arrangements with dELiA*s vendors and deny iTurf access to their products. Increased competition could result in pricing pressures, increased marketing expenditures and loss of market share, which could have a material adverse effect on iTurf.

    INTERNET COMMUNITY SERVICES. The market for community services is highly competitive, and iTurf expects competition to continue to increase significantly. There are no substantial barriers to entry in these markets. iTurf competes with many providers of community services, including companies that attempt, as iTurf does, to target teen and young adult consumers. In addition, high-traffic, mass-market Web sites and Internet service providers, such as Microsoft and America Online, currently offer and could further develop or license the products and services iTurf offers. They could take actions that make it more difficult for consumers to use iTurf's services. This may provide those companies with significant competitive advantages that could have a material adverse effect on iTurf's business, results of operations and financial condition.

    A large number of sites and online services offer informational and community features, such as news, stock quotes, sports coverage, Yellow Pages, e-mail listings, chat services and bulletin board postings, that are competitive with the services iTurf offers. These include Microsoft, AOL and other Web navigation companies such as Yahoo!, Excite, Lycos and Infoseek. A number of companies, including HotMail, which was recently acquired by Microsoft, offer Web-based e-mail services similar to those iTurf offers in tandem with larger navigational sites and online services.

    iTurf also competes with traditional offline media such as television, radio and print for a share of advertisers' total advertising budgets. iTurf believes the number of companies selling Web-based advertising and the available inventory of advertising space have increased substantially during recent periods.

    iTurf believes that the principal competitive factors in its markets are:

    - brand recognition;

    - ease of use;

    - comprehensiveness;

    - quality of content and products;

    - access to end users; and

    - with respect to advertisers and sponsors, the number of users, duration and frequency of visits and user demographics.

    Competition among Internet navigational and informational services, high-traffic Web sites and other media for advertising placements could result in significant price competition and reductions in advertising revenue.

    Many of iTurf's competitors have significantly greater financial, technical, marketing and distribution resources. In addition, providers of Internet tools and services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies, such as Microsoft or AOL. Greater competition resulting from these relationships could have a material adverse effect on iTurf's business, operating results and financial condition.

EMPLOYEES

    iTurf currently employs approximately 153 persons. None of its employees is represented by unions and it considers relations with its employees to be good.

PROPERTIES

    iTurf's principal offices are approximately 20,000 square feet of office space located at One Battery Park Plaza, New York, New York 10004. iTurf recently entered into a 10-year lease for approximately 25,000 square feet of office space at the same address. iTurf does not currently occupy this space. As iTurf expands, it expects that suitable additional space will be available on commercially reasonable terms, although no assurance can be made in this regard. iTurf does not own any real estate.

    iTurf believes its facilities are well maintained and in good operating condition.

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
                              BUSINESS OF DELIA*S

OVERVIEW

    dELiA*s is a leading marketer of casual apparel, accessories, soccer merchandise and Internet content and community services to young men and women between the ages of 13 and 24, an age group known as "Generation Y."

    Through the DELIA*S catalog, dELiA*s.cOm Web site operated by iTurf, full-priced stores and discount outlet stores, dELiA*s is a leading marketer of casual apparel, related accessories, home furnishings and cosmetics to Generation Y girls and young women. Through the TSI SOCCER catalog, Web site operated by iTurf and retail stores, dELiA*s is a leading marketer of specialty soccer merchandise to Generation Y boys and girls. dELiA*s other catalogs with related Web sites operated by iTurf include DROOG, an apparel and accessories title that targets Generation Y young men, and STORYBOOK HEIRLOOMS, which primarily offers fashionable, upscale special occasion outfits, casual apparel and accessories for girls ages 4 to 11 and their mothers. Until recently, dELiA*s targeted young men and women with its Screeem! and Jean Country retail stores. Those stores have been converted to dELiA*s full-priced stores or closed.


    On April 14, 1999, dELiA*s completed an initial public offering of 28% of the common stock of iTurf. The net proceeds of the iTurf offering were $97.4 million, of which iTurf used $17.7 million to purchase 551,046 shares of dELiA*s common stock from dELiA*s. Of the 12,500,000 shares of iTurf's Class B common stock that was held by dELiA*s following the initial public offering, dELiA*s sold 1,075,000 shares during the fourth quarter of fiscal 1999. As a result of these sales and new issuances by iTurf, dELiA*s owned approximately 54% of the value of iTurf at October 12, 2000.


    The following table sets forth dELiA*s principal product categories:

                                                              PERCENTAGE OF SALES
PRODUCT CATEGORY                                                  FISCAL 1999
----------------                                              -------------------
Apparel.....................................................          71%
Footwear....................................................          14%
Soccer equipment, home furnishings and other................          15%

    MERCHANDISING AND MARKETING. The DELIA*S and DROOG catalogs, the dELiA*s retail stores and the related e-commerce Web sites offer carefully selected assortments of recognized and emerging brands of teen apparel and accessories, complemented by dELiA*s proprietary brands. dELiA*s believes teens are very brand-conscious, particularly in their apparel choices, and rely on their favorite brands to help them project an image to their peers. dELiA*s monitors leading teen magazines, including TEEN, SEVENTEEN and YM, television channels, such as MTV, and other trend-setting media to identify brands and styles that it believes are attracting the attention of the teen market. dELiA*s buyers regularly attend apparel shows and meet with vendors and, in some cases, the editorial staffs of teen magazines, to stay abreast of popular brands, fashions and styles.

    These catalogs, retail stores and Web sites feature a broad assortment of merchandise, ranging from basics, such as jeans, shorts and t-shirts, to more fashion-oriented apparel and accessories, such as woven and knit junior dresses, swimwear, sunglasses, watches, costume jewelry and cosmetics, to enable dELiA*s customers to fulfill many of their fashion needs. dELiA*s also offers home furnishings, light furniture and household articles to teen girls and young women. Merchandise is presented in a manner that reflects the specific style of the catalog, store or Web site. dELiA*s presents merchandise in coordinated groupings to encourage customers to create outfits, which dELiA*s believes increases average purchase size and enhances sales.

    The STORYBOOK HEIRLOOMS catalog and Web site market a carefully selected assortment of proprietary product including upscale girls' dresses, special occasion outfits, casual outfits, sportswear separates and related accessories for girls age 4 to 11 and their parents.

    The TSI SOCCER catalog, retail stores and Web site offer a full range of soccer merchandise, including footwear, apparel and equipment, almost all of which consists of products from the leading suppliers of athletic footwear and apparel, as well as manufacturers of well-known specialty brands. TSI Soccer offers difficult-to-find sizes, men's, women's and children's styles, and special team colors and product color combinations. TSI Soccer occasionally offers exclusive products, designs or color combinations from leading suppliers. As TSI has grown, it has been able to provide a greater breadth and depth of new products. dELiA*s believes that few other marketers currently offer as complete a line of soccer footwear, apparel and equipment covering the depth of products TSI Soccer offers.

    CATALOG PUBLISHING. In fiscal 1999, combined catalog circulation was 72 million. dELiA*s and its subsidiaries publish distinctive catalogs that include detailed product descriptions and specifications, full color photographs and pricing information. The catalogs are designed to create a unique and entertaining shopping experience and to offer customers more than the typical apparel catalog by combining the feel and editorial flair of a magazine with the convenience of direct mail shopping.

    dELiA*s mails its catalogs to persons listed in its proprietary database, as well as to persons from rented lists. dELiA*s believes it can leverage its proprietary database to develop additional targeted mailings to specific customer segments, and may expand its strategy of more frequent mailings of supplemental catalogs to repeat customers.


    INTERNET SALES. dELiA*s has experienced significant migrations of its catalog customers to iTurf's Web sites which has had, and is expected to continue to have, a material adverse effect on dELiA*s financial position and results of operations. Through intercompany agreements with iTurf, dELiA*s has given iTurf exclusive licenses to sell the products of dELiA*s and its subsidiaries through the Web. Due to promotional pricing at iTurf and similar factors, dELiA*s has from time to time made a lower gross margin on these sales than if the sales had been made directly to dELiA*s catalog and retail customers. In addition, dELiA*s does not get the full benefit of the sale as dELiA*s only owns approximately 54% of iTurf as of October 12, 2000. Cash provided by Web sales is restricted to use by iTurf and has not been available for use in dELiA*s other businesses.



    RETAIL STORES. The following table summarizes dELiA*s retail stores as of October 12, 2000.



CONCEPT                STORES              SIZE RANGE       AVERAGE SIZE                     LOCATIONS
--------------  --------------------   ------------------   ------------   ---------------------------------------------
                                                 (SQUARE FEET)
TSI Soccer                       24          2,100--4,600      3,400       California, Delaware, Georgia, Maryland, New
                                                                           Jersey, New York, North Carolina,
                                                                           Pennsylvania, Virginia
dELiA*s                          32          2,900--5,100      3,900       Connecticut, Delaware, Illinois, Maryland,
                                                                           Massachusetts, New Jersey, New York,
                                                                           Pennsylvania, Rhode Island
dELiA*s outlet                    4          2,800--4,000      3,300       New Jersey, New York, Pennsylvania


    All of the retail stores have point-of-sale terminals that transmit information daily on sales by item, color and size. dELiA*s evaluates this information, together with weekly merchandise statistics reports, prior to making merchandising decisions regarding reorders of fast-selling items and the allocation of merchandise.

    TEAM SALES. TSI Soccer sells customized soccer apparel in team-sized lots to amateur and scholastic soccer teams and leagues. TSI Soccer screen prints customized lettering and logos on branded apparel produced by its leading suppliers. These products are typically sold at a discount to equivalent non-customized products found in the TSI Soccer catalogs and retail stores.

    PROPRIETARY DATABASE DEVELOPMENT. dELiA*s and its subsidiaries have historically developed their proprietary customer databases primarily through referrals, word-of-mouth, returns of catalog request cards, on-line program membership and targeted classified advertising in selected magazines, including, for the DELIA*S catalog, SEVENTEEN and YM. During fiscal 1999, approximately
1.6 million new names
were added to the databases through these channels. As of January 29, 2000, the proprietary databases included more than 12 million names, 7 million of which were customers. The databases contain a person's name, gender, residence, age, family status and historical transaction data, including, among other things, referral source, history of orders, payment method, average order size and product purchase information. Whenever possible, dELiA*s also gathers additional demographic data including e-mail addresses.

    TELESERVICES AND ORDER ENTRY. dELiA*s provides its catalog and Internet customers with 24-hour, seven-day-a-week, toll-free telephone access. Teleservice representatives process orders directly into dELiA*s management information system. These representatives are versed in product sizes, colors and features and are trained to cross-sell accessories and related products and provide information about promotional items.

    dELiA*s believes its customers are particularly sensitive to the way merchants and salespeople communicate with them. dELiA*s strives to hire energetic, service-oriented teleservice representatives who can understand and relate to its customers.

    dELiA*s currently has over 400 in-house phone stations between its three call center facilities. As of January 29, 2000, approximately 500 full- and part-time teleservice representatives have the capacity to handle nearly 5,000 calls per hour. dELiA*s also uses an outside teleservices provider for overflow calls. dELiA*s processes telephone orders in an average of under five minutes, depending upon the nature of the order and whether the customer is a first-time or repeat customer.

    CUSTOMER SERVICE AND RETURNS. dELiA*s and iTurf maintain separate catalog and Internet customer service departments. Customer service inquiries are principally concerned with order and refund status. Customer service representatives are carefully screened, specially trained and often promoted from within based on level of product knowledge, service ability and order accuracy. Return experience is closely monitored to identify trends in product offerings, product defects and quality issues.

    DISTRIBUTION AND FULFILLMENT. Except for Storybook Heirlooms products, which are shipped from a separate warehouse in Hayward, California, customer orders and retail stock shipments are processed through dELiA*s warehouse and fulfillment center in Hanover, Pennsylvania. This center has the capacity to ship 35,000 packages per day. dELiA*s uses an integrated picking, packing and shipping system with a live connection to its order entry and retail systems. The system monitors the in-stock status of each item ordered, processes the order and generates warehouse selection tickets and packing slips for order fulfillment operations and retail stocking.

    dELiA*s has excess inventory in varying degrees over the course of the year. dELiA*s mails sales catalogs, runs promotional sales of excess items and sells excess inventory through its outlet stores and discount Web site. dELiA*s has also used third-party liquidators, event sales and charitable donations to dispose of excess inventory and may consider other liquidation options in the future.

    A majority of the catalog orders are shipped within 48 hours of credit approval. In cases in which the order is placed using another person's credit card and it exceeds a specified threshold, the order is shipped only after dELiA*s has received confirmation from the cardholder. Customers generally receive orders within three to five business days after shipping.

INTELLECTUAL PROPERTY

    dELiA*s has registered the dELiA*s name, stylized logo and daisy symbol ("*"), among other trademarks, with the U.S. Patent and Trademark Office. dELiA*s also owns the Storybook Heirlooms name and logo. dELiA*s uses the TSI name under a royalty-free license from a third party. Applications for registration of dELiA*s other trademarks, including Droog, Discount Domain, OnTap, dotdotdash, gURL and TheSpark are currently pending or have been accepted in the United States, Japan and other international territories. dELiA*s also uses the trademarks, tradenames, logos and endorsements of suppliers with their permission. While dELiA*s does from time to time receive notices of alleged infringement of other people's intellectual property rights, dELiA*s is not aware of any pending material conflicts concerning its marks or its use of others' intellectual property rights.

COMPETITION

    The apparel, accessories and soccer specialty merchandise industries, as well as the online content and community industries, are highly competitive and dELiA*s expects competition in these markets to increase. dELiA*s competes with traditional department-store retailers, as well as specialty apparel, accessory, soccer and general athletic merchandise retailers, for teen and young adult customers. dELiA*s also competes with other direct marketers and Internet companies, including iTurf, some of which may specifically target its customers. Many of dELiA*s competitors are larger than dELiA*s and have substantially greater financial, distribution and marketing resources. Increased competition could result in pricing pressures, increased marketing expenditures and loss of market share. dELiA*s believes its success will depend, in part, on its ability to adapt to new technologies and to respond to competitors' actions in these areas.

EMPLOYEES

    As of January 29, 2000, dELiA*s had approximately 2,447 employees. None of its employees is represented by a collective bargaining unit. dELiA*s considers its relations with its employees to be good.

PROPERTIES

    The following table sets forth information regarding dELiA*s principal facilities, excluding retail stores. Except for the building in Hanover, PA, which was purchased during fiscal 1999, all facilities are currently leased.


                                                                        APPR. SQ.        LEASE
LOCATION                                           USE                   FOOTAGE    EXPIRATION DATE
--------                            ----------------------------------  ---------   ---------------
New York, NY......................  Corporate offices                     45,000         2007
New York, NY......................  iTurf offices                         45,000         2011
Long Island City, NY..............  Call center                           25,000         2010
Hanover, PA.......................  Warehouse, fulfillment and           400,000           --
                                    distribution center
Durham, NC........................  Corporate offices and call center     65,000         2007
Foster City, CA...................  Corporate offices and call center     20,000         2001
Hayward, CA.......................  Warehouse, fulfillment and            33,000         2003
                                    distribution center



    iTurf currently occupies approximately 20,000 square feet of office space located at One Battery Park Plaza, New York, New York 10004. While this space is leased on a month-to-month basis, iTurf recently entered into a 10-year lease for approximately 25,000 square feet of office space at the same address and intends to move all of its operations at One Battery Park Plaza into the 25,000 square foot space.


    dELiA*s believes its facilities are well maintained and in good operating condition.


LEGAL PROCEEDINGS


    Between August 17, and August 25, 2000, three purported class action complaints on behalf of iTurf stockholders were filed in Delaware Chancery Court against iTurf, dELiA*s and each of iTurf's directors. These actions include:
Pack v. Kahn, et al., Del. Ch., C.A. No. 18242NC, Semeraro v. Kahn, et al., Del. Ch., C.A. No. 18258, and Engel v. Kahn, et al., Del. Ch., C.A. No. 18260NC. All three complaints make virtually identical claims, alleging that dELiA*s and the members of the iTurf board of directors have breached their fiduciary duties to iTurf and iTurf's public stockholders and that the exchange ratio is unfair to iTurf's public stockholders.


    These complaints seek class certification and other equitable and monetary reflief, including enjoining the merger or awarding damages. dELiA*s believes that the allegations are without substantial merit and intends to vigorously contest these actions. Although we believe that the allegations of the complaints are without substantial merit, we can not predict at this time the outcome of any litigation or whether the resolution of the litigation could have a material adverse effect on our results of operations, cash flows or financial condition.


    In 1999, two separate purported securities class action lawsuits were filed against dELiA*s and some of its officers and directors and one former officer of a subsidiary. The original complaints were filed in Federal District Court for the Southern District of New York by Allain Roy on June 1, 1999 and by Lorraine Padgett on June 3, 1999. The suits were consolidated into a single class action and an amended and consolidated complaint was filed on March 22, 2000. The complaint in this lawsuit purports to be a class action on behalf of the purchasers of dELiA*s securities during the period January 20, 1998 through September 10, 1998. The complaint generally alleges that the defendants violated
Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 under that act by making material misstatements and by failing to disclose allegedly material information regarding trends in dELiA*s business. The complaint also alleges that the individual defendants are liable for those violations under
Section 20(a) of the Securities Exchange Act. The complaint seeks unspecified damages, attorneys' and experts' fees and costs, and such other relief as the court deems proper. On April 14, 2000, dELiA*s and the other named defendants filed a motion to dismiss the lawsuit. On May 12, 2000, counsel for the plaintiffs filed a memorandum in response to the defendant's motion and on May 26, 2000, dELiA*s filed a reply to that response.

    dELiA*s intends to vigorously defend against this action. Based upon information presently known to management, dELiA*s does not believe that the ultimate resolution of this lawsuit will have a material adverse effect on its financial condition, results of operations or cash flow.

    In connection with its acquisition of the Hanover, PA distribution facility, dELiA*s hired an environmental consultant to perform an assessment of the facility. As a result of that assessment, the seller of the property performed soil remediation and created a groundwater remediation plan, each relating to the presence of underground fuel oil, waste oil and gasoline tanks located on the property and subsequently removed by the seller. The Pennsylvania Department of Environmental Protection has released the seller from liability with respect to soil contamination and has approved the ground water remediation plan. The seller has set funds aside in escrow to cover up to $250,000 in ground water remediation costs. dELiA*s does not believe that the environmental conditions at the facility will have a material adverse effect on its consolidated financial condition, results of operations or cash flows.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS OF ITURF

    YOU SHOULD READ THE FOLLOWING DISCUSSION IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO OF ITURF WHICH APPEAR ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT ITURF'S PLANS, ESTIMATES AND BELIEFS. ITURF'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO THESE DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS, PARTICULARLY IN "RISK FACTORS."

OVERVIEW

    iTurf is a leading provider, based on sales and traffic, of Internet community, content and e-commerce services focused primarily on teens and young adults. It provides teens and young adults with an online destination that encompasses a network of Web sites that address this demographic group's concerns, interests, tastes and needs. Its sites offer interactive web/zines with proprietary content, chat rooms, posting boards, personal homepages, music downloading and e-mail, as well as online shopping opportunities.

    iTurf is a subsidiary of dELiA*s and was incorporated on August 7, 1997. Prior to the closing of iTurf's initial public offering, dELiA*s owned all of the outstanding capital stock of iTurf. iTurf's results of operations include the following:

    - the Internet operations of dELiA*s which were developed or acquired since December 17, 1997, including the dELiAs.cOm Web site which was launched in May 1998;

    - the Internet operations acquired by iTurf since its initial public offering;

    - the Internet operations of TSI Soccer Corporation, a wholly-owned subsidiary of dELiA*s which was acquired by dELiA*s in December 1997. The acquisition was accounted for as a pooling of interests. Concurrently with the closing of its initial public offering, iTurf acquired the tsisoccer.com domain name from TSI Soccer for 1,136 shares of Class A common stock, a $25,000 value at the initial public offering price. Therefore, the financial statements of iTurf reflect the Internet operations of TSI from March 14, 1995, when TSI began Internet operations; and

    - the operations of gURL Interactive, which was acquired by iTurf on December 17, 1997.

    Following the acquisition of gURL Interactive, iTurf launched the dELiAs.cOm and discountdomain.com sites in May 1998, the contentsonline.com, dotdotdash.com and droog.com sites in November 1998 and the StorybookHeirlooms.com site in April 1999. iTurf sells products from these sites, each of which shares merchandise and branding with catalog offerings of dELiA*s. iTurf combined the contentsonline.com site with dELiAs.cOm in the fourth quarter of fiscal 1999 and suspended the e-commerce operations of dotdotdash.com in April 2000.

    In addition, iTurf expanded its Web community features during the same periods. iTurf launched gURLmAIL.com in February 1998 and gURLpages.com in June 1998.

    On April 14, 1999, iTurf completed the initial public offering of 4,830,000 shares of its Class A common stock, which represented approximately 28% of the shares then outstanding.

    On September 1, 1999, iTurf acquired T@ponline.com, Inc. As a result of the transaction, T@ponline.com became a wholly-owned subsidiary of iTurf and was renamed OnTap.com Inc. The merger consideration consisted of 1,586,996 shares of iTurf's Class A common stock.


    In connection with the OnTap transaction, MarketSource Corporation, which is owned by some of the sellers of Taponline.com, including Martin D. Levine, who was elected as a member of iTurf's board of directors in September 1999 but resigned in December 1999, entered into an arrangement to purchase advertising and other inventory on iTurf's network of sites for resale to MarketSource's clients. Separately, iTurf entered into a marketing alliance with MarketSource to promote iTurf's network of sites through MarketSource's offline marketing channels. iTurf is committed to purchasing approximately $6.5 million in promotional opportunities through these channels over three years. At July 29, 2000, $3.3 million of iTurf's original commitment remains.


    On February 15, 2000, iTurf acquired TheSpark.com, Inc., which operates a community and content Web site focusing on college students and young adults. The consideration consisted of 1,099,988 newly-issued shares of iTurf's Class A common stock and the right to receive additional consideration if certain performance goals are met. If the performance goals related to TheSpark.com Web site are met, iTurf is obligated to issue additional shares of iTurf's Class A common stock to Spark stockholders having an aggregate value of up to $13.5 million. However, if the number of additional shares required to be issued exceeds 2,683,634, then only 2,683,634 shares will be issued and the balance of iTurf's obligation to the Spark stockholders will be paid in cash. Of this additional consideration, a first portion is based on the amount of certain categories of revenues generated by or related to TheSpark.com Web site during the 52-week period beginning February 27, 2000 and ending February 24, 2001 and a second portion is based on the amount of certain categories of revenues generated by or related to TheSpark.com Web site during the 52-week period beginning February 25, 2001 and ending February 23, 2002.


    On May 25, 2000, the compensation committee of iTurf's board of directors approved the exchange of outstanding options held by key employees and non-employee directors for 1,098,220 shares of restricted iTurf stock. iTurf replaced options with restricted stock in an effort to retain these key employees at a time when the stock options had exercise prices that were above the current market price for iTurf stock. Certain vesting schedules of the restricted stock were extended as compared to the option vesting schedule in order to encourage retention of the selected employees and directors. iTurf expects to record the resulting compensation expense totaling $3.1 million over the applicable vesting periods with 50%, 20%, 20%, 9% and 1% being recognized in fiscal 2000, 2001, 2002, 2003 and 2004, respectively.


    On August 16, 2000, dELiA*s, iTurf and a wholly-owned subsidiary of iTurf entered into a merger agreement. Under the merger agreement, iTurf will issue to dELiA*s stockholders 1.715 shares of its Class A common stock for each share of dELiA*s common stock and dELiA*s will become a wholly-owned subsidiary of iTurf.


    In addition, on August 16, 2000, dELiA*s and iTurf announced their attention to dispose of non-core businesses, including Storybook Heirlooms and TSI Soccer and the related Web sites.



    iTurf is likely to record a non-cash charge to earnings in the third quarter of fiscal 2000 of approximately $15.2 million related to the likely discontinuation of iTurf's OnTap.com business and the write-off of OnTap.com goodwill and other identified intangibles.


    iTurf generates revenue from four primary sources:

    - sales of apparel, accessories, footwear, athletic gear, home furnishings and other merchandise through its e-commerce sites;

    - fees paid for advertising on its sites;

    - subscription fees paid by members of its discount shopping service, discountdomain.com; and

    - fees from licensing the gURL brand and related online content.

    Sales of apparel, accessories and footwear for teen girls and young women on dELiAs.cOm accounted for a substantial majority of iTurf's revenue in fiscal 1999 and is expected to account for the majority of iTurf's revenue for at least the next twelve months. Sales of athletic gear on tsisoccer.com, primarily soccer merchandise sold to teen boys and young men, was iTurf's second largest source of product revenue in that period.

    For the periods prior to the closing of iTurf's initial public offering, the historical financial statements contained elsewhere in this Joint Proxy Statement/Prospectus reflect allocations for administrative, distribution and other expenses incurred by dELiA*s for services rendered to iTurf. While iTurf believes these allocations to be reasonable, they are not necessarily indicative of, and it is not practical for iTurf to estimate, the levels of expenses that would have resulted had iTurf been operating as an independent company.

    Since the closing of iTurf's initial public offering, the provision of services and other matters between iTurf and dELiA*s, including use of dELiA*s trademarks, have been governed by the intercompany agreements. iTurf believes that the intercompany agreements, had they been in effect during all periods presented, would not have had a material effect on its historical net income
(loss) given the level of benefits received from dELiA*s. Expenses would have increased marginally in connection with fees to be paid to dELiA*s pursuant to the trademark license and customer list agreement. However, the effect of the trademark license and customer list agreement would have been substantially offset by iTurf's ability under the supply arrangements of the intercompany services agreement to purchase clearance inventory from dELiA*s at lower costs. This offset has not continued to the same degree following the closing of iTurf's initial public offering. After iTurf's initial public offering, operating expenses paid to dELiA*s increased as a percentage of sales due to fees associated with higher levels of advertising provided by dELiA*s and with increased sales made under trademarks licensed from dELiA*s.

    Prior to iTurf's initial public offering, iTurf also relied on dELiA*s to provide financing for iTurf's operations. Therefore, iTurf's cash flows for the periods prior to the closing of its initial public offering are not necessarily indicative of the cash flows that would have resulted had iTurf been operating as an independent company during those periods.

    iTurf believes that its continued growth will depend in large part on its ability to increase its brand awareness, provide its customers with superior Internet community and e-commerce experiences and continue to enhance its systems and technology to support increased traffic to its Web sites. iTurf has invested heavily, and expects to continue to invest heavily, in marketing and promotion, including advertising in dELiA*s print catalogs, and to further develop its Web sites, technology and operating infrastructure. As a result, iTurf expects to record substantial net losses for the foreseeable future if the proposed merger is not consummated.

    Because iTurf sells many of the same products dELiA*s does and advertises its offerings to dELiA*s customers, it competes directly with dELiA*s. iTurf's success at selling products to dELiA*s customers has an adverse effect on dELiA*s cash flows. As iTurf has become more successful in this regard, dELiA*s financial condition has become adversely affected. Material adverse changes to dELiA*s financial condition jeopardize iTurf's ability to continue to obtain goods and services from dELiA*s under the intercompany agreements. As a result, if the proposed merger is not consummated, iTurf may be required to renegotiate the terms of the intercompany agreements or provide financing to dELiA*s in order to ensure that iTurf can continue to obtain goods and services from dELiA*s.

    In view of the rapidly changing nature of iTurf's business and its limited operating history, as well as the seasonality of its business, iTurf believes that period-to-period comparisons of its operating results, including iTurf's gross profit margin and operating expenses as a percentage of sales, are not necessarily meaningful. You should not rely on this information as an indication of future performance.

RESULTS OF OPERATIONS

    The following table sets forth certain statement of operations data as a percentage of net revenues for the periods indicated:


                                                                                           TWENTY-SIX WEEKS
                                                                                                 ENDED
                                                                                      ---------------------------
                                                                                      JULY 31,          JULY 31,
                                            FISCAL 1997   FISCAL 1998   FISCAL 1999     1999              2000
                                            -----------   -----------   -----------   ---------         ---------
Net product sales.........................     100.0%         83.5%         91.7%        90.3%             87.9%
Advertising and other.....................        --          16.5           8.3          9.7              12.1
                                               -----         -----         -----        -----            ------
Total net revenues........................     100.0         100.0         100.0        100.0             100.0
Cost of product sales.....................      51.5          42.0          52.7         53.6              50.1
                                               -----         -----         -----        -----            ------
Gross profit..............................      48.5          58.0          47.3         46.4              49.9
Operating expenses........................      85.1          37.6         117.4        104.3             162.7
Interest expense (income), net............      14.9           1.0         (12.0)       (19.8)             (7.5)
                                               -----         -----         -----        -----            ------
Income (loss) before income taxes.........     (51.5)         19.4         (58.1)       (38.1)           (105.3)
Income tax provision (benefit)............     (21.6)          8.8          (0.6)        (2.9)               --
                                               -----         -----         -----        -----            ------
Net income (loss).........................     (29.9)%        10.6%        (57.5)%      (35.2)%          (105.3)%
                                               =====         =====         =====        =====            ======



COMPARISON OF TWENTY-SIX WEEKS ENDED JULY 31, 1999 AND JULY 29, 2000



    NET REVENUES. Net revenues increased from $5.6 million for the first half of fiscal 1999 to $18.7 million for the same period in fiscal 2000. The increase primarily relates to dELiAs.cOm sales and increased advertising revenue. Advertising, subscription and licensing revenues were approximately
$2.3 million for the first half of fiscal 2000 compared to $500,000 for the first half of fiscal 1999.



    GROSS PROFIT. Gross profit increased from 46.4% for the first half of fiscal 1999 to 49.9% for the first half of fiscal 2000. These improvements relate to increases in the proportion of higher margin revenue, particularly advertising revenue and dELiAs.cOm product sales. Product gross margin increased from 40.6% in the first half of fiscal 1999 to 43.0% in the first half of fiscal 2000.



    OPERATING EXPENSES.  Operating expenses are comprised of:


    - selling and marketing expenses, which include advertising costs, credit card fees, trademark licensing and distribution costs,

    - technology and content development expenses, which include site development, editorial content and system costs,

    - general and administrative expenses and

    - goodwill amortization expense.


    Total operating expenses, including direct expenses, expenses allocated from dELiA*s for periods prior to iTurf's initial public offering and expenses charged by dELiA*s in connection with intercompany agreements after iTurf's initial public offering, increased from $5.8 million, or 104.3% of revenues, in the first half of fiscal 1999 to $30.4 million, or 162.7% of revenues, in the first half of fiscal 2000. This increase is due to a substantial increase in advertising, product development and overhead costs to support the continued expansion of iTurf, increased amortization expense relating to the acquisition of onTap.com and theSpark.com and to a noncash charge relating to the issuance of restricted stock.

COMPARISON OF FISCAL YEARS 1998 AND 1999

    NET REVENUES. Net revenues increased from $4.0 million in fiscal 1998 to $24.8 million in fiscal 1999. The increase was due to the launch of Web sites after the beginning of fiscal 1998 including dELiAs.cOm (May 1998), discountdomain.com (May 1998), contentsonline.com (November 1998), droog.com (November 1998) and StorybookHeirlooms.com (April 1999), and iTurf's acquisition of OnTap.com in September 1999, as well as increased traffic as a result of iTurf's marketing efforts and growth in Internet usage. Revenues from sales of products increased from $3.4 million in fiscal 1998 to $22.8 million in fiscal 1999. Advertising revenue increased from approximately $444,000 in fiscal 1998 to $1.3 million in fiscal 1999. The increase in advertising revenue was primarily due to more effective sales efforts as a result of iTurf's relationship with MarketSource Corporation and increased traffic on iTurf's community Web sites. Subscription and licensing revenue was approximately $218,000 in fiscal 1998 and $700,000 in fiscal 1999.

    GROSS PROFIT. Gross profit increased from $2.3 million in fiscal 1998 to $11.7 million in fiscal 1999 as a result of increased sales. Gross margin decreased from 58.0% in fiscal 1998 to 47.3% in fiscal 1999. The decrease was principally due to increased sales of lower-margin products on iTurf's discountdomain.com and tsisoccer.com sites and seasonal promotional offers. These other revenue sources improve gross margins because they have no direct cost of sales. The indirect expenses incurred in connection with these revenue sources are included in operating expenses.

    OPERATING EXPENSES. Total operating expenses increased from $1.5 million, or 37.6% of net revenues, in fiscal 1998 to $29.1 million, or 117.4% of net revenues, in fiscal 1999 due to a substantial increase in advertising, content development and overhead costs to support the continued expansion of iTurf. A significant portion of these expenses, $9.8 million in fiscal 1999 and $219,000 in fiscal 1998, represent costs allocated or charged by dELiA*s for services rendered.

    INTEREST EXPENSE (INCOME), NET. Interest income of $3.0 million for fiscal 1999 reflects the investment of iTurf's initial public offering proceeds, while interest expense of $41,000 for fiscal 1998 relates to iTurf's indebtedness to dELiA*s for financing iTurf's operations.

    INCOME TAX PROVISION (BENEFIT). For periods prior to iTurf's initial public offering, its results were included in dELiA*s consolidated federal and state income tax returns and its income tax provision was calculated as if it had operated as an independent company. For these periods, dELiA*s paid all taxes for iTurf and, as such, income taxes payable and deferred tax assets and liabilities were included in amounts due to dELiA*s. As a result of iTurf's initial public offering, iTurf is required to file a separate return. Based on iTurf's projections of net losses, iTurf has fully reserved its net deferred tax assets. Therefore, iTurf estimates its effective tax rate for the period since its initial public offering to be zero.

COMPARISON OF FISCAL YEARS 1997 AND 1998

    NET REVENUES. Net revenues increased from $134,000 in fiscal 1997 to $4.0 million in fiscal 1998. The increase was primarily due to the launch of the dELiAs.cOm Web site in May 1998 and advertising revenue of approximately $444,000 during fiscal 1998. iTurf did not sell any advertising in fiscal 1997. Subscription fees and licensing revenue were approximately $218,000 for fiscal 1998; iTurf did not have any such revenue for fiscal 1997.

    GROSS PROFIT. Gross profit increased from $65,000 in fiscal 1997 to $2.3 million in fiscal 1998 as a result of both increased sales and a higher gross margin. Gross margin increased from 48.5% in fiscal 1997 to 58.0% in fiscal 1998. This increase was due to both the increased sales of higher-margin apparel and accessories on the dELiAs.cOm Web site, which was launched in May 1998, as well as revenue from advertising, licensing and subscriptions during the second, third and fourth quarters of fiscal 1998.

    OPERATING EXPENSES. Total operating expenses, including direct expenses and expenses allocated from dELiA*s, increased from $114,000, or 85.1% of net revenues, in fiscal 1997 to $1.5 million, or 37.6% of net revenues, in fiscal 1998 due to a substantial increase in advertising, content development and overhead costs to support the continued expansion of iTurf. A significant portion of these expenses, $45,000 in fiscal 1997 and $219,000 in fiscal 1998, was allocated from dELiA*s.

QUARTERLY RESULTS OF OPERATIONS


    The following table sets forth certain unaudited quarterly statement of operations data for the six quarters ended July 29, 2000. This unaudited quarterly information has been derived from unaudited financial statements of iTurf and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with the iTurf financial statements and the notes thereto included in this Joint Proxy Statement/Prospectus. The operating results for the quarters are not necessarily indicative of the operating results for any future period.



                                                                                    THIRTEEN WEEKS ENDED
                                                              ----------------------------------------------------------------
                                                               MAY 1,    JULY 31,   OCT. 30,   JAN. 29,   APR. 29,   JULY 29,
                                                                1999       1999       1999       2000       2000       2000
                                                              --------   --------   --------   --------   --------   ---------
                                                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net product sales...........................................   $2,425    $ 2,600    $ 4,602    $13,125    $  9,988   $  6,408
Advertising and other.......................................      190        352        699        828       1,007      1,255
                                                               ------    -------    -------    -------    --------   --------
Total net revenues..........................................   $2,615    $ 2,952    $ 5,301    $13,953    $ 10,995   $  7,663
Cost of product sales.......................................    1,332      1,651      2,639      7,460       5,464      3,881
                                                               ------    -------    -------    -------    --------   --------
Gross profit................................................    1,283      1,301      2,662      6,493       5,531      3,782
Operating expenses..........................................    1,753      4,052      9,981     13,350      15,518     14,838
Interest expense (income), net..............................     (112)      (989)      (965)      (899)       (765)      (636)
                                                               ------    -------    -------    -------    --------   --------
Income (loss) before income taxes...........................     (358)    (1,762)    (6,354)    (5,958)     (9,222)   (10,420)
Provision (benefit) for income taxes........................     (161)        --         --         --          --         --
                                                               ------    -------    -------    -------    --------   --------
Net income (loss)...........................................   $ (197)   $(1,762)   $(6,354)   $(5,958)   $ (9,222)  $(10,420)
                                                               ======    =======    =======    =======    ========   ========
Per share data:
Basic and diluted net income (loss) per share...............   $(0.01)   $ (0.10)   $ (0.35)   $ (0.31)   $  (0.47)  $  (0.52)
                                                               ======    =======    =======    =======    ========   ========
Shares used in calculation of basic net income (loss) per
  share.....................................................   13,413     17,331     18,360     18,918      19,818     20,024
                                                               ======    =======    =======    =======    ========   ========
Shares used in calculation of diluted net income (loss) per
  share.....................................................   13,413     17,331     18,360     18,918      19,818     20,024
                                                               ======    =======    =======    =======    ========   ========

                                                                               PERCENTAGE OF TOTAL NET SALES
                                                              ----------------------------------------------------------------
Net revenues................................................    100.0%     100.0%     100.0%     100.0%      100.0%     100.0%
Cost of product sales.......................................     50.9       55.9       49.8       53.5        49.7       50.6
                                                               ------    -------    -------    -------    --------   --------
Gross profit................................................     49.1       44.1       50.2       46.5        50.3       49.4
Operating expenses..........................................     67.0      137.3      188.3       95.6       141.1      193.7
Interest expense (income), net..............................     (4.3)     (33.5)     (18.2)      (6.4)       (6.9)      (8.3)
                                                               ------    -------    -------    -------    --------   --------
Income (loss) before income taxes...........................    (13.6)     (59.7)    (119.9)     (42.7)      (83.9)    (136.0)
Provision (benefit) for income taxes........................     (6.1)        --         --         --          --         --
                                                               ------    -------    -------    -------    --------   --------
Net income (loss)...........................................     (7.5)%    (59.7)%   (119.9)%    (42.7)%     (83.9)%   (136.0)%
                                                               ======    =======    =======    =======    ========   ========


SEASONALITY

    iTurf's revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of its control. These factors include:

    - seasonal fluctuations in consumer purchasing patterns and advertising spending;


    - mix of product and other revenues;


    - timing of, response to and quantity of dELiA*s catalog and iTurf's own electronic mailings;

    - changes in the growth rate of Internet usage;

    - actions of competitors;

    - the timing and amount of costs relating to the expansion of iTurf's operations and acquisitions of technology or businesses; and

    - general economic and market conditions.

    iTurf's limited operating history and rapid growth make it difficult to ascertain the effects of seasonality on iTurf's business. iTurf believes that period-to-period comparisons of iTurf's historical results are not necessarily meaningful and should not be relied upon as an indication of future results.

LIQUIDITY AND CAPITAL RESOURCES


    Operating activities provided net cash of $646,000 for fiscal 1998 and used $14.0 million during fiscal 1999 and $23.9 million in the first half of fiscal 2000. This significant cash usage during fiscal 1999 and the first half of fiscal 2000 reflects higher operating expenses as well as prepayments of marketing and other costs.



    Net cash used in investing activities of $64.3 million for fiscal 1999 related primarily to investments in marketable securities and the purchase of shares of dELiA*s common stock from dELiA*s in connection with iTurf's initial public offering. Net cash provided by investing activities of $16.2 million for the first half of fiscal 2000 related primarily to the maturity of investments. During fiscal 1998, iTurf's use of $265,000 for purchases of property and equipment was iTurf's only investing activity. iTurf expects to make capital expenditures of approximately $2.4 million in fiscal 2000, including investments in technology and physical infrastructure. In addition, a portion of iTurf's resources may be used to fund acquisitions or investments in businesses, products and technologies that are complementary to its current business.



    iTurf also expects to spend significant amounts for marketing and other alliances. In May 1999, iTurf entered into a strategic alliance agreement with America Online, Inc. under which iTurf is committed to make cash payments of approximately $8.1 million. At July 29, 2000, $3.5 million of iTurf's original commitment remains. In connection with the September 1999 T@ponline transaction, iTurf agreed to purchase approximately $6.5 million in promotional opportunities through MarketSource's offline marketing channels over three years. At July 29, 2000, $3.3 million of iTurf's original commitment remains.



    While iTurf's cash on hand is not used in dELiA*s non-Internet businesses, iTurf periodically prepays dELiA*s for inventory and various services, including advertising, under the intercompany agreements. At July 29, 2000, iTurf's prepaid balance was $8.6 million. These prepayments are not secured. A third-party creditor has a perfected security interest in the inventory for which iTurf has prepaid, which is senior to any interest iTurf may have in this inventory. As a result, if dELiA*s were to default on its obligations to this third-party creditor, iTurf might suffer a loss of all or part of these prepaid expenses.



    In the first quarter of fiscal 2000, iTurf entered into a lease agreement for additional office space in the office building it currently occupies in downtown Manhattan. The lease term is 10 years. The lease term does not commence until the landlord delivers possession of the additional office space. iTurf expects the landlord to deliver possession of the space during the third fiscal quarter of 2000. During the term of the lease, iTurf will pay annual rent of approximately $800,000, subject to adjustment.



    Financing activities provided net cash of $96.9 million for fiscal 1999 and used $37,000 for fiscal 1998. The significant amount of cash provided by financing activities during fiscal 1999 relates to the initial public offering of iTurf's common stock. Prior to iTurf's initial public offering, financing activities were related primarily to loans from dELiA*s. Financing activities were not significant in the first half of fiscal 2000 compared to the $99.2 million provided by iTurf's initial public offering in the first half of fiscal 1999.


    iTurf's capital requirements depend on numerous factors, including:

    - the rate of market acceptance of iTurf's online presence;

    - iTurf's ability to expand its customer base;

    - the cost of upgrades to iTurf's online presence; and

    - iTurf's level of expenditures for sales and marketing.

    The timing and amount of these capital requirements cannot accurately be predicted. Additionally, iTurf will continue to evaluate possible investments in businesses, products and system technologies and to expand its sales and marketing programs and conduct more aggressive brand promotions. iTurf believes that the net proceeds of its initial public offering, together with its cash from operations, will be sufficient to meet anticipated cash needs at least through fiscal 2000.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

    iTurf maintains the majority of its excess funds in marketable securities. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. iTurf does not believe that a change of 100 basis points in interest rates would have a material effect on its financial condition.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS OF DELIA*S

    YOU SHOULD READ THE FOLLOWING DISCUSSION IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO OF DELIA*S WHICH APPEAR ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT DELIA*S PLANS, ESTIMATES AND BELIEFS. DELIA*S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO THESE DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS, PARTICULARLY IN "RISK FACTORS."

OVERVIEW

    Through its catalogs, retail stores and Web sites, dELiA*s is a leading marketer of casual apparel, accessories, soccer merchandise and Internet content and community services to Generation Y.


    Through the DELIA*S catalog, Web site, full-priced stores and discount outlet stores, dELiA*s is a leading marketer of casual apparel, related accessories, home furnishings and cosmetics to Generation Y girls and young women. The new full-priced dELiA*s retail concept was launched with the first premiere store opening in February 1999 and expanded to 32 stores by October 12, 2000. Through the TSI SOCCER catalog, retail stores and Web site, dELiA*s subsidiary TSI Soccer is a leading marketer of specialty soccer merchandise to Generation Y boys and girls. dELiA*s other catalogs with related Web sites include DROOG, an apparel and accessories title that targets Generation Y young men, and STORYBOOK HEIRLOOMS, which primarily targets girls ages 4 to 11 and their mothers with fashionable, upscale special occasion outfits, casual apparel and accessories. During fiscal 1999, dELiA*s also tested DOT DOT DASH, another pre-teen apparel catalog and Web site, but suspended publication to focus its resources. Until recently, dELiA*s targeted young men and women with its Screeem! and Jean Country retail stores. Those stores have been converted to dELiA*s full-priced stores or closed.



    On April 14, 1999, dELiA*s completed an initial public offering of 28% of the common stock of iTurf. iTurf used $17.7 million of the proceeds to purchase 551,046 shares of dELiA*s common stock from dELiA*s. At January 29, 2000, as a result of several transactions described herein, dELiA*s ownership of iTurf had declined to approximately 60% of value. At July 29, 2000, dELiA*s ownership of iTurf had declined to approximately 54% due to the issuance of stock for an acquisition and restricted stock related to a change in iTurf's equity compensation plan.


    On August 16, 2000, dELiA*s, iTurf and a wholly-owned subsidiary of iTurf entered into a merger agreement. Under the merger agreement, iTurf will issue to dELiA*s stockholders 1.715 shares of its Class A common stock for each share of dELiA*s common stock and dELiA*s will become a wholly-owned subsidiary of iTurf.


    In addition, on August 16, 2000, dELiA*s and iTurf announced their intention to dispose of non-core businesses, including Storybook Heirlooms and TSI Soccer and the related Web sites.


    RESTRUCTURING During fiscal 1999, dELiA*s recorded a charge of approximately $24.2 million in connection with its restructuring plan to exit the Screeem! and Jean Country retail operations. The charge is comprised of the following:

    - $19.4 million for the write-off of the remaining unamortized balance of goodwill and other intangibles relating to the acquisition of the Screeem! and Jean Country retail operations;

    - $3.6 million for the shut-down of certain retail stores, of which $2.3 million represented the write-off of assets that would no longer be used and $1.3 million, primarily relating to future lease costs, was accrued;

    - $700,000 for the elimination of approximately 125 full-time and part-time jobs at the Screeem! corporate office and the store locations to be closed, resulting in employee severance costs; and

    - $500,000 for the liquidation of inventory carried at stores to be converted or closed, reflected in cost of sales.

    The total charge of $24.2 million includes $23.7 million that is included in fiscal 1999 operating expenses as a restructuring charge and $500,000 included in cost of sales. The total charge also includes $1.4 million of goodwill write-off relating to the value of 168,039 shares of dELiA*s common stock issued in February 2000. This additional goodwill charge was recorded in fiscal 1999, when the related contingencies were satisfied, as an increase to additional paid-in capital.



    Through the second quarter of fiscal 2000, dELiA*s has incurred approximately $400,000 for costs relating to store shut-down, $500,000 for inventory liquidation and $200,000 for the elimination of 125 jobs. All of the affected stores have been closed as of the second quarter of fiscal 2000. dELiA*s expects the $1.4 million that remains accrued at July 29, 2000 for contractual obligations and employee severance costs to be paid out by the end of fiscal 2000.



    RESTRICTED STOCK. On May 25, 2000, the compensation committee of iTurf's board of directors approved the exchange of outstanding options held by key employees and non-employee directors for 1,098,220 shares of restricted iTurf stock. iTurf replaced options with restricted stock in an effort to retain these key employees at a time when the stock options had exercise prices that were above the current market price for iTurf's stock. Certain vesting schedules of the restricted stock were extended as compared to the option vesting schedule in order to encourage retention of the selected employees and directors.



    On May 26, 2000, dELiA*s board of directors, at the recommendation of its compensation committee, approved the exchange of all of the outstanding options held by certain key employees and non-employee directors for 1,700,775 shares of restricted dELiA*s stock. dELiA*s replaced options with restricted stock in an effort to retain key employees at a time when the stock options had exercise prices that were above the current market price for dELiA*s stock. Certain vesting schedules of the restricted stock were extended as compared to the option vesting schedule in order to encourage retention of the selected employees and directors.



    In connection with the issuance of restricted stock, dELiA*s expects to record the total noncash compensation charge of approximately $7.2 million, including $3.1 million related to iTurf, over the appropriate vesting periods with 65%, 18%, 11%, 5% and 1% being recognized in fiscal 2000, 2001, 2002, 2003 and 2004, respectively.



    PROPOSED REORGANIZATION. On August 16, 2000, iTurf and dELiA*s agreed to combine through a merger of dELiA*s and a wholly-owned subsidiary of iTurf and also announced that they intend to divest or discontinue the assets of their non-core properties, including Storybook Heirlooms and TSI Soccer. dELiA*s is likely to record charges to earnings of at least $37.2 million (which will primarily be noncash) in the third and fourth quarters related to:



    - subject to appropriate corporate authorization, the likely discontinuation of iTurf's OnTap.com business and the write-off of OnTap.com goodwill and other identified intangibles (approximately $15.2 million);



    - the likely write-down of certain tax assets in connection with the proposed transaction with iTurf (approximately $17 million as of July 29, 2000, plus any additional tax asset arising in the third quarter); and



    - the likely write-down of assets relating to the discontinuation of other non-core businesses ($5 to $7 million).


    CAPITAL INVESTMENTS. During fiscal 1999 and into fiscal 2000, dELiA*s has made and continues to make significant capital expenditures for store build-out in connection with the dELiA*s retail concept and expansion of other retail concepts.

    In addition, in order to support its direct marketing and Internet operations, dELiA*s has made and continues to make significant capital expenditures for telephone and management information systems and has hired and maintained an in-house workforce of teleservice representatives.

    dELiA*s has made, and expects to continue to make, significant capital expenditures to build infrastructure, including high-performance sophisticated retail management systems, to support the additional sales volume expected as a result of expected growth in its various businesses.

    dELiA*s plans to expand both retail and catalog operations depend on obtaining additional capital. There can be no assurance that dELiA*s will be able to raise capital as it grows. While dELiA*s has invested in infrastructure to support substantial growth, in the event its expansion plans are delayed or curtailed, dELiA*s may not develop a volume of business that will allow it to recognize fully the efficiencies it had planned to achieve from these investments.

RESULTS OF OPERATIONS

    On December 10, 1997, dELiA*s acquired TSI Soccer Corporation in a transaction accounted for as a pooling of interests. Accordingly, dELiA*s historical results have been restated to include the historical operations of TSI.

    The following table sets forth, for the periods indicated, the percentage relationship of items from dELiA*s income statement to net sales. Any trends reflected by the following table may not be indicative of future results.


                                                             PERCENTAGE OF NET SALES
                              --------------------------------------------------------------------------------------
                              FISCAL YEAR 1997   FISCAL YEAR 1998   FISCAL YEAR 1999
                                   ENDED              ENDED              ENDED            TWENTY-SIX WEEKS ENDED
                                JANUARY 31,        JANUARY 31,        JANUARY 29,      -----------------------------
                                    1998               1999               2000         JULY 31, 1999   JULY 29, 2000
                              ----------------   ----------------   ----------------   -------------   -------------
Net sales...................        100.0%             100.0%             100.0%           100.0%          100.0%
Cost of sales...............         51.1               49.5               56.7             57.8            54.3
                                    -----              -----              -----           ------          ------
Gross profit................         48.9               50.5               43.3             42.2            45.7
Selling, general, and
  administrative expenses...         42.4               45.3               65.2             63.4            85.9
Merger related costs........          1.4                 --                 --               --              --
Restructuring charge........           --                 --               12.4             30.5              --
Gain on subsidiary IPO and
  sale of subsidiary
  stock.....................           --                 --              (40.9)           (93.2)             --
Minority interest...........           --                 --               (2.6)            (0.7)           (9.9)
Interest and other income,
  net.......................         (1.0)              (0.6)              (1.3)            (1.5)           (1.3)
                                    -----              -----              -----           ------          ------
Income (loss) before income
  taxes.....................          6.1                5.8               10.5             43.7           (29.0)
Provision (benefit) for
  income taxes..............          2.2                2.1                4.8             18.8            (6.7)
                                    -----              -----              -----           ------          ------
Net income (loss)...........          3.9%               3.7%               5.7%            24.9%          (22.3)%
                                    =====              =====              =====           ======          ======



COMPARISON OF TWENTY-SIX WEEKS ENDED JULY 29, 2000 AND JULY 31, 1999



    NET SALES. Net sales increased approximately $11.2 million to $86.4 million in the first half of fiscal 2000 from $75.2 million in the first half of fiscal 1999. Retail sales increased $5.6 million, or 28%, in the first half of fiscal 2000 from fiscal 1999. Increased fiscal 2000 sales in the dELiA*s premier and TSI retail concepts more than offset the loss of fiscal 1999 revenues relating to the closure of the Screeem! stores. Direct marketing sales also increased $5.6 million in the first half of fiscal 2000 from the same period in the prior year. E-commerce product sales continued to grow as a percentage of overall direct marketing product sales, representing 27.9% of all direct marketing product sales for the first half of fiscal 2000 compared to 9.2% of all direct marketing product sales for the first half of fiscal 1999.



    GROSS MARGIN. Gross margin increased to 45.7% in the first half of fiscal 2000 from 42.9% (excluding a $500,000 charge related to the Screeem! restructuring) in the first half of fiscal 1999. The increase is primarily due to an increase in the proportion of dELiA*s retail sales relating to the higher margin dELiA*s premier concept, improved product mix as well as improved freight margins in dELiA*s catalog segment.



    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $26.4 million to $74.1 million in the first half of fiscal 2000 from $47.7 million in the first half of fiscal 1999, excluding non-recurring gains and losses. Selling, general and administrative expenses increased as a percentage of net sales from 63.4% in the first half of fiscal 1999 to 85.9% in the first half of fiscal 2000.



    Selling, general and administrative expenses of iTurf totaled $30.4 million for the first half of fiscal 2000, compared to $5.8 million for the same period in fiscal 1999. Current period iTurf expenses included $4.4 million related to depreciation, amortization of goodwill and noncash charges relating to changes in iTurf's equity compensation plan. In addition, $17.3 million of the total was sales and marketing related.



    dELiA*s selling, general and administrative expenses excluding iTurf totaled $43.7 million for the first half of fiscal 2000, compared to $41.9 million for the same period in fiscal 1999. Current period expenses included $3.6 million related to depreciation, amortization of goodwill and noncash compensation relating to changes in the company's equity compensation plan.



    RESTRUCTURING CHARGE. During the first half of fiscal 1999, dELiA*s recorded a charge (primarily noncash) of approximately $23.4 million in connection with its restructuring plan to close its Screeem! and Jean Country retail operations. This charge includes approximately $500,000 related to inventory and recorded as cost of sales.



    GAIN ON SUBSIDIARY INITIAL PUBLIC OFFERING. On April 14, 1999, dELiA*s completed an initial public offering of approximately 4.8 million shares of class A common stock of iTurf. As a result of the transaction, dELiA*s recognized a gain of approximately $70.1 million before taxes.



    MINORITY INTEREST. Since the iTurf initial public offering in April 1999, dELiA*s reflects the outside ownership of that subsidiary as minority interest. As of July 29, 2000, dELiA*s owned 54% of the value and controlled 88% of the vote of iTurf.



    INCOME TAXES. The decrease in dELiA*s effective income tax rate relates primarily to iTurf losses. Since the iTurf initial public offering in April 1999, iTurf has continued to be consolidated in the dELiA*s Inc. financial statements for reporting purposes but iTurf is no longer a part of dELiA*s consolidated group for tax purposes and the deferred tax assets arising from its net operating loss are fully reserved.


COMPARISON OF FISCAL YEARS 1998 AND 1999

    NET SALES. Net sales increased approximately $32.4 million, from $158.4 million in fiscal 1998 to $190.8 million in fiscal 1999. The increase is a result of new stores and catalog titles as well as growth in Internet sales, some of which represents a shift from dELiA*s catalog channel.

    GROSS MARGIN. Gross margin decreased from 50.5% in fiscal 1998 to 43.3% in fiscal 1999. The decrease in gross margin was primarily due to greater markdowns and increased promotions at dELiA*s and iTurf, liquidations at the Screeem! stores in connection with the restructuring and increased freight costs.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased approximately $52.6 million, from $71.7 million in fiscal 1998 to $124.3 million in fiscal 1999. Selling, general and administrative expenses increased as a percentage of net sales from 45.3% in fiscal 1998 to 65.2% in fiscal 1999. The increase in selling, general and administrative expenses was primarily due to expansion of the Internet and retail businesses as well as spending on greater catalog circulation. In addition, lower dELiA*s catalog sales were not accompanied by a direct reduction in expenses.

    RESTRUCTURING CHARGE. During fiscal 1999, dELiA*s recorded a charge of approximately $24.2 million in connection with its restructuring plan to close the Screeem! and Jean Country retail operations. This charge includes approximately $500,000 related to inventory and recorded as cost of sales.

    GAIN ON SUBSIDIARY IPO AND SALE OF SUBSIDIARY STOCK. In connection with the April 1999 iTurf initial public offering, dELiA*s recognized a one-time, pre-tax gain of approximately $70.1 million. During the fourth quarter of fiscal 1999, dELiA*s recorded an additional $8.0 million pre-tax gain on its sale of 1,075,000 shares of iTurf stock for cash.

    MINORITY INTEREST. Since the iTurf initial public offering in fiscal 1999, dELiA*s reflects the outside ownership of that subsidiary as minority interest. As of January 29, 2000, dELiA*s owned 60% of the value and controlled 90% of the vote of iTurf.

    INTEREST AND OTHER INCOME, NET. The significant increase in interest and other income from $1.0 million in fiscal 1998 to $2.4 million in fiscal 1999 relates to the purchase of marketable securities with the proceeds of the iTurf initial public offering, offset in part by increased interest expense due to additional borrowings.

    INCOME TAXES. The increase in dELiA*s effective income tax rate from 37% of pre-tax income in fiscal 1998 to 45% of pre-tax income in fiscal 1999 relates primarily to iTurf losses. Although iTurf is consolidated in the dELiA*s financial statements for reporting purposes, iTurf is no longer a part of the dELiA*s consolidated group for tax purposes and the deferred tax assets arising from its net operating loss are fully reserved.

COMPARISON OF FISCAL YEARS 1997 AND 1998

    NET SALES. Net sales increased approximately $45.4 million, from $113.0 million in fiscal 1997 to $158.4 million in fiscal 1998. The increase in net sales was primarily due to dELiA*s fiscal 1998 acquisitions and an increase in the number of catalogs mailed, offset in part by reduced response rates to the catalogs.

    GROSS MARGIN. Gross margin increased from 48.9% in fiscal 1997 to 50.5% in fiscal 1998. The increase in gross margin was primarily due to a larger proportion of higher-margin apparel sales compared to relatively lower-margin soccer merchandise sales. Gross margin also increased due to improved sourcing of merchandise, including larger volume discounts from suppliers and a greater proportion of private label products sourced directly from overseas contract manufacturers.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased approximately $23.8 million, from $47.9 million in fiscal 1997 to $71.7 million in fiscal 1998. Selling, general and administrative expenses increased as a percentage of net sales from 42.4% in fiscal 1997 to 45.3% in fiscal 1998. The increase in selling, general and administrative expenses was primarily due to greater marketing expenditures on catalog circulation and greater spending on dELiA*s corporate infrastructure, including expenditures to support retail and Internet growth.

    MERGER RELATED COSTS. Merger related costs of $1.6 million were incurred in fiscal 1997 in connection with the TSI acquisition and included professional fees, costs related to consolidation of distribution facilities, the write-off of property and equipment and cancellation of contracts.

    INTEREST AND OTHER INCOME, NET. Interest and other income, net, decreased approximately $0.2 million, from $1.2 million in fiscal 1997 to $1.0 million in fiscal 1998. The decrease in interest income, net, was primarily due to dELiA*s use of the net proceeds from its initial public offering and another public offering it completed in 1997, which proceeds were previously invested, for its 1998 acquisitions.

SELECTED QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY


    The following table sets forth unaudited income statement data for the six quarters ended July 29, 2000, as well as the data expressed as percentages of dELiA*s total net sales for the periods indicated. The data have been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments consisting only of normal recurring adjustments necessary for fair presentation when read in conjunction with dELiA*s annual audited consolidated financial statements and notes thereto.



                                                                           THIRTEEN WEEKS ENDED
                                                     ----------------------------------------------------------------
                                                      MAY 1,    JULY 31,   OCT. 30,   JAN. 29,   APRIL 29,   JULY 29,
                                                       1999       1999       1999       2000       2000        2000
                                                     --------   --------   --------   --------   ---------   --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..........................................  $41,812    $33,375    $48,085    $67,500    $ 49,057    $ 37,295
Cost of sales......................................   23,023     20,450     25,776     38,899      25,792      21,122
                                                     -------    -------    -------    -------    --------    --------
Gross profit.......................................   18,789     12,925     22,309     28,601      23,265      16,173
Selling, general and administrative expenses.......   23,750     23,908     32,395     44,286      39,003      35,143
Restructuring charge...............................   22,907         --         --        761          --          --
Gain on subsidiary IPO and sale of subsidiary
  stock............................................  (70,091)        --         --     (8,026)         --          --
Interest and other income, net.....................     (140)    (1,027)      (703)      (559)       (667)       (414)
Minority interest..................................        8       (493)    (2,125)    (2,255)     (3,901)     (4,687)
                                                     -------    -------    -------    -------    --------    --------
Income (loss) before income taxes..................   42,355     (9,463)    (7,258)    (5,606)    (11,170)    (13,869)
Provision (benefit) for income taxes *.............   17,519     (3,399)    (1,257)    (3,793)     (2,424)     (3,376)
                                                     -------    -------    -------    -------    --------    --------
Net income (loss)..................................  $24,836    $(6,064)   $(6,001)   $(1,813)   $ (8,746)   $(10,493)
                                                     =======    =======    =======    =======    ========    ========
Per share data:
Basic net income (loss) per share..................  $  1.75    $ (0.42)   $ (0.42)   $ (0.13)   $  (0.60)   $  (0.72)
                                                     =======    =======    =======    =======    ========    ========
Diluted net income (loss) per share................  $  1.56    $ (0.42)   $ (0.42)   $ (0.13)   $  (0.60)   $  (0.72)
                                                     =======    =======    =======    =======    ========    ========
Shares used in calculation of basic net income
  (loss) per share.................................   14,231     14,330     14,342     14,356      14,503      14,535
Shares used in calculation of diluted net income
  (loss) per share.................................   15,966     14,330     14,342     14,356      14,503      14,535

                                                                      PERCENTAGE OF TOTAL NET SALES
                                                     ----------------------------------------------------------------
Net sales..........................................    100.0%     100.0%     100.0%     100.0%      100.0%      100.0%
Cost of sales......................................     55.0       61.3       53.6       57.6        52.6        56.6
                                                     -------    -------    -------    -------    --------    --------
Gross profit.......................................     45.0       38.7       46.4       42.4        47.4        43.4
Selling, general, administrative expenses..........     56.8       71.6       67.4       65.6        79.5        94.2
Restructuring charge...............................     54.8         --         --        1.1          --          --
Gain on subsidiary IPO and sale of subsidiary
  stock............................................   (167.6)        --         --      (11.9)         --          --
Interest and other income, net.....................     (0.3)      (3.1)      (1.5)      (0.8)       (1.4)       (1.1)
Minority interest..................................       --       (1.5)      (4.4)      (3.3)       (8.0)      (12.6)
                                                     -------    -------    -------    -------    --------    --------
Income (loss) before income taxes..................    101.3      (28.3)     (15.1)      (8.3)      (22.7)      (37.1)
Provision (benefit) for income taxes...............     41.9      (10.2)      (2.6)      (5.6)       (4.9)       (9.1)
                                                     -------    -------    -------    -------    --------    --------
Net income (loss)..................................     59.4%     (18.1)%    (12.5)%     (2.7)%     (17.8)%     (28.0)%
                                                     =======    =======    =======    =======    ========    ========


--------------------------

* The income tax benefit for the fourth quarter of fiscal 1999 includes significant adjustments to estimates booked earlier in fiscal 1999.

    dELiA*s experiences seasonal fluctuations in its merchandise sales and results of operations. dELiA*s expects its sales and operating results generally to be lower in the first half and higher in the second half of each fiscal year. Quarterly results may fluctuate as a result of numerous factors, including:

    - the timing, quantity and cost of catalog and electronic mailings;

    - the timing of new store openings;

    - the timing of sale circulars and liquidations;

    - the timing of merchandise deliveries;

    - market acceptance of merchandise, including new merchandise categories or products introduced, and response rates to catalog mailings;

    - the mix of products sold;

    - the timing of inventory writedowns;

    - the incurrence of other operating costs; and

    - factors beyond its control, such as general economic conditions, changes in consumer spending patterns, actions of competitors and weather and other factors affecting retail stores.

    Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter.

LIQUIDITY AND CAPITAL RESOURCES

    On April 28, 2000, dELiA*s entered into the Amended and Restated Credit Agreement with Congress Financial Corporation. The agreement amends and restates the terms of dELiA*s credit facility with First Union National Bank, the parent company of Congress. The Congress credit facility consists of a revolving line of credit permitting dELiA*s to borrow up to $25 million and provides for the issuance of documentary and standby letters of credit up to $10 million. dELiA*s obligations under the Congress credit agreement are secured by a lien on substantially all of its assets, except some real property, the Class B common stock of iTurf that it owns and the assets of iTurf and its subsidiaries. As with the First Union facility, the availability of the revolving line of credit is limited to specified percentages of the value of dELiA*s eligible inventory determined under the credit agreement, which percentages are subject to restrictions and reserves in some circumstances. However, the Congress credit facility provides dELiA*s with a higher initial borrowing base than that provided by the First Union facility. At dELiA*s option, borrowings under this facility bear interest at First Union National Bank's prime rate plus 25 basis points or at LIBOR plus 225 basis points. The credit agreement contains covenants and default provisions customary for credit facilities of this nature, including limitations on dELiA*s payment of dividends and sales of assets. A fee of 0.375% per year is assessed monthly on the unused portion of the line of credit. The Congress credit agreement contains controls on dELiA*s cash management and limits its ability to distribute assets. In particular, dELiA*s is prohibited from distributing any iTurf shares to its stockholders prior to November 1, 2000, and may be similarly restricted thereafter if dELiA*s has not met, among other things, minimum borrowing capacity availability requirements.


    There were no funds borrowed under the credit agreements prior to fiscal
1999.



    As of July 29, 2000, there was $9.6 million in principal amount outstanding, $2.6 million in outstanding letters of credit and an additional $3.7 million available under the mortgage loan described below.

    On August 6, 1999, dELiA*s purchased for $6.2 million an approximately 400,000 square foot distribution facility in Hanover, Pennsylvania. dELiA*s had previously leased the majority of this space. dELiA*s borrowed $5.3 million from Allfirst Bank in the form of a mortgage loan on the property to pay for $5.0 million of the purchase price and $300,000 of planned capital improvements. dELiA*s is subject to covenants under the loan agreement, including a covenant to maintain a fixed charge coverage ratio. Interest on the loan is calculated using a variable LIBOR-based interest rate. On August 10, 1999, dELiA*s entered into an interest-rate swap agreement with Allfirst Bank under which it effectively converted the mortgage to a fixed-rate loan with an interest rate of approximately 8.78%. dELiA*s did not meet the fixed charge coverage ratio covenant for the second quarter of fiscal 2000. dELiA*s has received a waiver of this covenant through the first quarter of fiscal 2001. dELiA*s has not received a waiver through the second quarter of fiscal 2001, and has classified the mortgage as current at July 29, 2000. dELiA*s intends to either renegotiate the terms of the loan agreement or to seek alternative financing.



    Cash used by operations was $36.5 million in fiscal 1999 compared to $9.2 million in fiscal 1998. This change primarily relates to dELiA*s increased operating losses. Cash used in operations in the first half of fiscal 2000 and 1999 was $29.6 million and $16.9 million, respectively. The increase in cash used in operations primarily relates to increased operating losses.



    In fiscal 1999, investing activities used cash of $65.0 million, which primarily relates to the purchase of marketable securities with the iTurf offering proceeds and capital expenditures. In fiscal 1998, investing activities, primarily the sale of marketable securities, provided
$15.6 million. During fiscal 2000, dELiA*s expects to make capital expenditures in excess of $9.0 million for the expansion of its retail concepts, investment in information system projects at iTurf and other subsidiaries as well as leasehold improvements and other equipment relating to new corporate office leases. dELiA*s expects to fund these capital expenditures through equipment leases, the sale of shares of iTurf's common stock currently held by dELiA*s, its credit facility and cash from operations. Investing activities provided $12.1 million in the first half of fiscal 2000, primarily relating to net proceeds from iTurf's investments, offset by capital expenditures, and used $64.6 million for the purchase of short-term investments and capital expenditures in the first half of fiscal 1999.


    dELiA*s believes that its cash on hand and cash generated by operations, together with the funds available under its credit agreement, will be sufficient to meet its capital and operating requirements through fiscal 2000. dELiA*s future capital requirements depend on numerous factors, including the success of its marketing, sales and distribution efforts. Additional funds, if required, may not be available on favorable terms or at all.


    Sales made through iTurf instead of through dELiA*s other channels produce lower earnings for dELiA*s after accounting for promotional pricing and minority interest. In addition, cash provided by such sales is not available for use in dELiA*s other businesses. While iTurf's cash is not used in dELiA*s non-Internet businesses, iTurf periodically prepays for inventory and various services, including advertising. At July 29, 2000, iTurf had prepaid approximately
$8.6 million to dELiA*s other businesses primarily relating to third quarter expenses and inventory purchases. The rapid rate of customer migration to the Internet has had a material adverse effect on the financial position and results of operations of dELiA*s.



    In addition to capital expenditures, iTurf expects to spend significant amounts for marketing and other alliances. In May 1999, iTurf entered into a strategic alliance agreement with America Online, Inc. under which iTurf is committed to make cash payments of approximately $8.1 million. At July 29, 2000, $3.5 million of iTurf's original commitment remains. In connection with the September 1999 T@ponline transaction, iTurf agreed to promote its network of sites for three years through MarketSource's offline marketing channels for future payments of approximately $6.5 million. At July 29, 2000, $3.3 million of iTurf's original commitment remains.

    Cash provided by financing activities of $115.5 million in fiscal 1999 relates primarily to the iTurf initial public offering and borrowings under dELiA*s credit facility; financing activities were not significant in fiscal 1998. Cash flows from financing activities in the first half of fiscal 1999 were $99.9 million as a result of the initial public offering of iTurf's common stock. Cash flows from financing activities in the first half of fiscal 2000 were $6.4 million primarily relating to borrowings under dELiA*s line of credit agreement.


RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1999, the Financial Accounting Standards Board approved deferral of Statement No. 133 - Accounting for Derivative Instruments and Hedging Activities, which dELiA*s is required to adopt in its fiscal year beginning February 2001. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. dELiA*s does not expect its adoption of SFAS No. 133 to have a material impact on its consolidated position, results of operations and cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    dELiA*s maintains the majority of its excess funds in marketable securities. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. dELiA*s does not believe that a change of 100 basis points in interest rates would have a material effect on its financial condition.


    dELiA*s outstanding long-term debt as of July 29, 2000 bears interest at a fixed rate; therefore, dELiA*s results of operations would only be affected by interest rate changes to the extent that fluctuating rate loans are outstanding under its credit facility. As of July 29, 2000, dELiA*s had $9.6 million outstanding under this facility. dELiA*s does not believe that a change of 100 basis points in interest rates would have a material effect on its financial condition.


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
  DISCLOSURE

    On May 14, 1999, the audit committee of dELiA*s board of directors approved the dismissal of Deloitte & Touche LLP, the principal accountant previously engaged to audit dELiA*s financial statements. Neither of the reports provided by Deloitte & Touche LLP for the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. During dELiA*s two most recent fiscal years and the subsequent period, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

    On May 14, 1999, the audit committee approved the engagement of Ernst & Young LLP as the principal accountant to audit dELiA*s financial statements. During dELiA*s two most recent fiscal years and the subsequent period prior to such appointment, dELiA*s had not consulted the newly engaged accountant regarding either the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on its financial statements, nor on any matter that was either the subject of a disagreement or a reportable event.

POSSIBLE STRATEGIC INVESTMENT


    dELiA*s may explore arrangements, including investments in dELiA*s capital stock, with one or more investors, particularly investors with retailing expertise.

                                    EXPERTS

    The consolidated financial statements of iTurf at January 29, 2000 and January 31, 1999, and for each of the three years in the period ended
January 29, 2000, included in this Joint Proxy Statement/ Prospectus of iTurf and dELiA*s, which is referred to and made a part of this registration statement on Form S-4, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of dELiA*s at January 29, 2000, and for the fiscal year ended January 29, 2000, included in this Joint Proxy Statement/Prospectus of iTurf and dELiA*s, which is referred to and made a part of this registration statement on Form S-4, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of dELiA*s Inc. as of January 31, 1999 and for each of the two fiscal years in the period ended January 31, 1999, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of iTurf's Class A common stock being issued in the merger and material federal income tax matters relating to the merger is being passed upon for iTurf by Proskauer Rose LLP.

                      WHERE YOU CAN FIND MORE INFORMATION

    dELiA*s and iTurf file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that the companies file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. iTurf's and dELiA*s public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the Securities and Exchange Commission at "http://www.sec.gov." Reports, proxy statements and other information concerning iTurf and dELiA*s also may be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006.

    iTurf has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the shares of iTurf's Class A common stock to be issued to dELiA*s stockholders in the merger. This Joint Proxy Statement/Prospectus is a part of that registration statement and constitutes a prospectus of iTurf and a proxy statement of iTurf for the iTurf special meeting, in addition to being a proxy statement of dELiA*s for the dELiA*s special meeting.

    As permitted by the Securities and Exchange Commission rules, this Joint Proxy Statement/ Prospectus does not contain all the information that stockholders can find in the registration statement or the exhibits to the registration statement.

    dELiA*s has supplied all information contained in this Joint Proxy Statement/Prospectus relating to dELiA*s, and iTurf has supplied all such information relating to iTurf.


    If you are a stockholder of dELiA*s or iTurf, you can obtain copies of the documents filed by dELiA*s or iTurf with the Securities and Exchange Commission through the companies, the Securities and Exchange Commission or the Securities and Exchange Commission's Internet Web site as described above. The Annual Reports on Form 10-K/A for the fiscal year ended January 29, 2000 and the Quarterly Reports on Form 10-Q for the periods ended April 29, 2000 and
July 29, 2000 of dELiA*s and iTurf are available from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit in this Joint Proxy Statement/ Prospectus, the exhibit will also be provided without charge. Stockholders may obtain documents filed by dELiA*s or iTurf with the Securities and Exchange Commission by requesting them in writing or by telephone from the following addresses:


       dELiA*s Inc.
       435 Hudson Street
       New York, New York 10014
       (212) 807-9060

       iTurf Inc.
       One Battery Park Plaza
       New York, New York 10004
       (212) 742-1640


    IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM EITHER COMPANY, PLEASE DO SO BY NOVEMBER 1, 2000 TO RECEIVE THEM BEFORE THE DELIA*S AND ITURF SPECIAL MEETINGS.



    You should rely only on the information contained or incorporated by reference in this Joint Proxy Statement/Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus is dated October 13, 2000. You should not assume that the information contained in this Joint Proxy Statement/Prospectus is accurate as of any date other than that date. Neither the mailing of this Joint Proxy Statement/Prospectus to stockholders nor the issuance of iTurf's Class A common stock in the merger creates any implication to the contrary.

                         INDEX TO FINANCIAL STATEMENTS


                                                                PAGE
                                                              --------
iTurf Inc.
REPORT OF INDEPENDENT AUDITORS..............................  F-2
FINANCIAL STATEMENTS:
  Consolidated Balance Sheets as of January 31, 1999 and
    January 29, 2000........................................  F-3
  Consolidated Statements of Operations for the fiscal years ended January 31, 1998, January 31, 1999 and
    January 29, 2000........................................  F-4
  Consolidated Statements of Stockholders' Equity for the
    fiscal years ended January 31, 1998, January 31, 1999
    and January 29, 2000....................................  F-5
  Consolidated Statements of Cash Flows for the fiscal years ended January 31, 1998, January 31, 1999 and
    January 29, 2000........................................  F-6
  Notes to Consolidated Financial Statements................  F-7
  Condensed Consolidated Balance Sheets--January 29, 2000
    and July 29, 2000 (Unaudited)...........................  F-18
  Condensed Consolidated Statements of Operations--Thirteen
    and twenty-six weeks ended July 31, 1999 (Unaudited) and
    July 29, 2000 (Unaudited)...............................  F-19
  Condensed Consolidated Statements of Cash
    Flows--Twenty-six weeks ended July 31, 1999 (Unaudited)
    and July 29, 2000 (Unaudited)...........................  F-20
  Notes to Unaudited Condensed Consolidated Financial
    Statements..............................................  F-21

dELiA*s Inc.
REPORTS OF INDEPENDENT AUDITORS.............................  F-24
FINANCIAL STATEMENTS:
  Consolidated Balance Sheets as of January 31, 1999 and
    January 29, 2000........................................  F-26
  Consolidated Statements of Income for the fiscal years
    ended January 31, 1998, January 31, 1999 and January 29,
    2000....................................................  F-27
  Consolidated Statements of Stockholders' Equity for the
    fiscal years ended January 31, 1998, January 31, 1999
    and January 29, 2000....................................  F-28
  Consolidated Statements of Cash Flows for the fiscal years ended January 31, 1998, January 31, 1999 and
    January 29, 2000........................................  F-29
  Notes to Consolidated Financial Statements................  F-30
  Condensed Consolidated Balance Sheets--January 29, 2000
    and July 29, 2000 (Unaudited)...........................  F-47
  Condensed Consolidated Statements of Operations--Thirteen
    and twenty-six weeks ended July 31, 1999 (Unaudited) and
    July 29, 2000 (Unaudited)...............................  F-48
  Condensed Consolidated Statements of Cash
    Flows--Twenty-six weeks ended July 31, 1999 (Unaudited)
    and July 29, 2000 (Unaudited)...........................  F-49
  Notes to Unaudited Condensed Consolidated Financial
    Statements..............................................  F-50

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of iTurf Inc.

    We have audited the consolidated balance sheets of iTurf Inc. (the "Company") as of January 31, 1999 and January 29, 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of iTurf Inc. at January 31, 1999 and January 29, 2000 and the results of the Company's operations and cash flows for each of the three fiscal years in the period ended January 29, 2000 in conformity with accounting principles generally accepted in the United States.

                                                               ERNST & YOUNG LLP

March 17, 2000
New York, New York

                                   ITURF INC.

                          CONSOLIDATED BALANCE SHEETS

                     JANUARY 31, 1999 AND JANUARY 29, 2000

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                              JANUARY 31, 1999   JANUARY 29, 2000
                                                              ----------------   ----------------
                                             ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................       $  375             $19,009
  Short-term investments....................................           --              32,893
  Prepaid expenses--dELiA*s.................................           --               1,118
  Prepaid expenses and other current assets.................           --               3,569
                                                                   ------             -------
    Total current assets....................................          375              56,589

INVESTMENTS.................................................           --              11,024
PROPERTY AND EQUIPMENT, net of accumulated depreciation of
  $46 and $518 at January 31, 1999 and January 29, 2000,
  respectively..............................................          414               3,286
INTANGIBLE ASSETS, NET......................................          317              17,703
OTHER ASSETS................................................          110                 206
                                                                   ------             -------
TOTAL ASSETS................................................       $1,216             $88,808
                                                                   ======             =======

                              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and other current liabilities............       $  263             $ 3,856
  Due to dELiA*s............................................          573                  --
                                                                   ------             -------
    Total current liabilities...............................          836               3,856

STOCKHOLDERS' EQUITY
  Preferred stock, $.01 par value, 1,000,000 shares
    authorized; no shares issued or outstanding.............           --                  --
  Class A common stock, $.01 par value, 67,500,000 shares
    authorized; no shares issued or outstanding at
    January 31, 1999; 7,493,132 shares issued and
    outstanding at January 29, 2000.........................           --                  75
  Class B common stock, $.01 par value, 12,500,000 shares
    authorized; 12,500,000 and 11,425,000 issued and
    outstanding at January 31, 1999 and January 29, 2000,
    respectively............................................          125                 114
  Additional paid-in capital................................           --             116,388
  Investment in common stock of dELiA*s Inc.................           --             (17,734)
  Retained earnings (deficit)...............................          255             (13,891)
                                                                   ------             -------
    Total stockholders' equity..............................          380              84,952
                                                                   ------             -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................       $1,216             $88,808
                                                                   ======             =======

                See notes to consolidated financial statements.

                                   ITURF INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

   FISCAL YEARS ENDED JANUARY 31, 1998, JANUARY 31, 1999 AND JANUARY 29, 2000

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          FISCAL
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
REVENUES:
  NET PRODUCT SALES.........................................   $  134     $3,352    $ 22,752
  ADVERTISING AND OTHER.....................................       --        662       2,069
                                                               ------     ------    --------
TOTAL NET REVENUES..........................................      134      4,014      24,821

COST OF PRODUCT SALES.......................................       69      1,687      13,082
                                                               ------     ------    --------

GROSS PROFIT................................................       65      2,327      11,739

OPERATING EXPENSES:
  SELLING AND MARKETING.....................................       --        633      18,979
  TECHNOLOGY AND CONTENT DEVELOPMENT........................       --        341       5,505
  GENERAL AND ADMINISTRATIVE................................      111        458       2,996
  GOODWILL AMORTIZATION EXPENSE.............................        3         74       1,656
                                                               ------     ------    --------
TOTAL OPERATING EXPENSES....................................      114      1,506      29,136
                                                               ------     ------    --------
INCOME (LOSS) FROM OPERATIONS...............................      (49)       821     (17,397)

INTEREST EXPENSE............................................       20         41          11

INTEREST INCOME.............................................       --         --      (2,976)
                                                               ------     ------    --------

INCOME (LOSS) BEFORE INCOME TAXES...........................      (69)       780     (14,432)

PROVISION (BENEFIT) FOR INCOME TAXES........................      (29)       355        (161)
                                                               ------     ------    --------

NET INCOME (LOSS)...........................................   $  (40)    $  425    $(14,271)
                                                               ======     ======    ========

BASIC AND DILUTED NET INCOME (LOSS) PER SHARE...............   $(0.00)    $ 0.03    $  (0.84)
                                                               ======     ======    ========

                See notes to consolidated financial statements.

                                   ITURF INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

   FISCAL YEARS ENDED JANUARY 31, 1998, JANUARY 31, 1999 AND JANUARY 29, 2000

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                       CLASS A                 CLASS B
                                     COMMON STOCK           COMMON STOCK        ADDITIONAL              RETAINED        TOTAL
                                 --------------------   ---------------------    PAID-IN                EARNINGS    STOCKHOLDERS'
                                  SHARES      AMOUNT      SHARES      AMOUNT     CAPITAL      OTHER     (DEFICIT)      EQUITY
                                 ---------   --------   ----------   --------   ----------   --------   ---------   -------------
BALANCE, JANUARY 31, 1997......         --     $--      12,500,000     $125      $     --    $     --   $   (130)      $     (5)

Net loss.......................         --      --              --       --            --          --        (40)           (40)
                                 ---------     ---      ----------     ----      --------    --------   --------       --------

BALANCE, JANUARY 31, 1998......         --      --      12,500,000      125            --          --       (170)           (45)

Net income.....................         --      --              --       --            --          --        425            425
                                 ---------     ---      ----------     ----      --------    --------   --------       --------

BALANCE, JANUARY 31, 1999......         --      --      12,500,000      125            --          --        255            380

Issuance of common stock in
  initial public offering, net
  of offering costs............  4,830,000      48              --       --        97,236          --        125         97,409

Investment in dELiA*s common
  stock (Note 1)...............         --      --              --       --            --     (17,734)        --        (17,734)

Issuance of common stock for
  acquisitions (Note 3)........  1,588,132      16              --       --        19,152          --         --         19,168

Conversions (Note 5)...........  1,075,000      11      (1,075,000)     (11)           --          --         --             --

Net loss.......................         --      --              --       --            --          --    (14,271)       (14,271)
                                 ---------     ---      ----------     ----      --------    --------   --------       --------

BALANCE, JANUARY 29, 2000......  7,493,132     $75      11,425,000     $114      $116,388    $(17,734)  $(13,891)      $ 84,952
                                 =========     ===      ==========     ====      ========    ========   ========       ========

                See notes to consolidated financial statements.

                                   ITURF INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

   FISCAL YEARS ENDED JANUARY 31, 1998, JANUARY 31, 1999 AND JANUARY 29, 2000

                                 (IN THOUSANDS)

                                                                          FISCAL
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
OPERATING ACTIVITIES:
  Net income (loss).........................................   $ (40)    $   425    $(14,271)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       6         117       2,128
    Amortization of premiums and discounts on investments,
      net...................................................      --          --        (473)
    Changes in operating assets and liabilities:
      Prepaid expenses--related party.......................      --          --      (1,118)
      Other current assets..................................      --          --      (3,569)
      Other assets..........................................      --          --        (206)
      Accounts payable and other current liabilities........      --         104       3,552
                                                               -----     -------    --------
Net cash provided by (used in) operating activities.........     (34)        646     (13,957)

INVESTING ACTIVITIES:
  Purchase of dELiA*s stock.................................      --          --     (17,734)
  Capital expenditures......................................     (98)       (265)     (2,607)
  Acquisitions..............................................    (126)         --        (547)
  Purchase of investment securities.........................      --          --     (73,952)
  Proceeds from the maturity of investment securities.......      --          --      31,508
  Other investments.........................................      --          --      (1,000)
                                                               -----     -------    --------
Net cash used in investing activities.......................    (224)       (265)    (64,332)

FINANCING ACTIVITIES:
  Net proceeds from issuance of common stock................      --          --      97,496
  Deferred offering costs...................................      --         (49)         --
  Loan from dELiA*s.........................................     372       3,286       1,001
  Repayment to dELiA*s......................................     (83)     (3,274)     (1,574)
                                                               -----     -------    --------
Net cash provided by (used in) financing activities.........     289         (37)     96,923

INCREASE IN CASH AND CASH EQUIVALENTS.......................      31         344      18,634

CASH AND CASH EQUIVALENTS--Beginning of year................      --          31         375
                                                               -----     -------    --------
CASH AND CASH EQUIVALENTS--End of year......................   $  31     $   375    $ 19,009
                                                               =====     =======    ========
SUPPLEMENTARY CASH FLOW INFORMATION:
  Income taxes paid.........................................      --          --          --
                                                               =====     =======    ========
  Interest paid.............................................      --          --          --
                                                               =====     =======    ========

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING AND INVESTING ACTIVITY:
  Issuance of dELiA*s Inc. common stock in connection with the gURL acquisition. See
    Note 3.
  Issuance of iTurf Inc. common stock for the acquisition of TSISoccer.com domain name. See
    Note 3.
  Issuance of iTurf Inc. common stock for the acquisition of T@ponline.COM, Inc. See
    Note 3.

                See notes to consolidated financial statements.

                                   ITURF INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                JANUARY 29, 2000

1.  BUSINESS AND BASIS OF PRESENTATION

    iTurf Inc. operates a network of community and commerce Web sites that is focused primarily on teens and young adults. We are a subsidiary of dELiA*s Inc. The accompanying financial statements of iTurf, which was incorporated in August 1997, include all of dELiA*s Internet operations from that date of incorporation, as well as the Internet operations of TSI Soccer Corporation prior to that date. We utilize dELiA*s business relationships, infrastructure and brand names and relied on dELiA*s to provide financing for our operations until April 14, 1999, when we completed an initial public offering of our Class A common stock.

    On April 1, 1999, our certificate of incorporation was amended and restated such that the authorized capital stock of iTurf consists of 67,500,000 shares of Class A common stock, par value $.01 per share, 12,500,000 shares of Class B common stock, par value $.01 per share and 1,000,000 shares of Preferred Stock, par value $.01 per share. In addition, exchange of the 100 shares of common stock previously outstanding and held by dELiA*s into 12,500,000 shares of Class B common stock was approved. All share information in these financial statements and notes has been adjusted to reflect these changes and consequently, $125,000, the par value of the Class B common stock was reclassified from retained earnings (deficit) for periods prior to April 1.

    In our initial public offering, we issued 4,830,000 shares of our Class A common stock to the public at a price of $22 per share to receive net cash proceeds of approximately $97.4 million after expenses. Holders of Class A common stock have voting rights identical to holders of Class B common stock, except that holders of Class A common stock are entitled to one vote per share and holders of Class B are entitled to six votes per share. dELiA*s continues to own all outstanding shares of iTurf's Class B common stock, each share of which is convertible into one share of Class A common stock under certain circumstances. At January 29, 2000, dELiA*s owned approximately 90% of the voting power and 60% of the value of iTurf common stock.

    iTurf used approximately $17.7 million of the initial public offering proceeds to purchase 551,046 shares of dELiA*s common stock from dELiA*s. This purchase has been recorded as a reduction to iTurf's stockholders' equity.

    For periods prior to our initial public offering, the financial statements include expenses which have been allocated to iTurf by dELiA*s on a specific identification basis plus the allocated share of the costs associated with resources we shared with dELiA*s. Allocations from dELiA*s for such shared resources were made primarily on a proportional cost method based on related revenues and management believes these allocations to be reasonable. Since our initial public offering, similar expenses are recorded in accordance with intercompany agreements. At January 29, 2000, a portion of our intercompany expenses were prepaid.

    PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of iTurf Inc. and subsidiaries, all of which were wholly owned for all periods presented. All significant intercompany balances and transactions have been eliminated in consolidation.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    FISCAL YEAR--Any reference in this report to a particular fiscal year after 1998 is to the year ended on the Saturday closest to January 31 following the corresponding calendar year. For example, "fiscal 1999" means the period from February 1, 1999 to January 29, 2000. Any reference in this report to a

                                   ITURF INC.

                                JANUARY 29, 2000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) particular fiscal year before 1999 is to the year ended January 31 following the corresponding calendar year. For example, "fiscal 1998" means the period from February 1, 1998 to January 31, 1999.

    INCOME TAXES--We use the liability method of accounting for income taxes, whereby deferred income taxes are provided on items recognized for financial reporting purposes over different periods than for income taxes purposes. Valuation allowances are provided when the expected realization of tax assets does not meet a more likely than not criteria.

    For periods prior to our initial public offering, our results were included in dELiA*s consolidated federal and state income tax returns and our income tax provision was calculated as if we had operated as an independent company. For such periods, dELiA*s paid all taxes for us and, as such, income taxes payable and deferred tax assets and liabilities were included in amounts due to dELiA*s. As a result of our initial public offering, we are required to file a separate return.

    CASH EQUIVALENTS--We consider all highly liquid investments with maturities of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

    INVESTMENTS--Except for an equity investment accounted for on the cost basis, our short-term and long-term investments consist of debt securities, principally instruments of the U.S. Government and its agencies, of municipalities and of short-term mutual municipal and corporate bond funds. These investments are securities that we have the ability and positive intent to hold to maturity, and are therefore classified as held-to-maturity and carried at amortized cost. Realized gains and losses on sales of securities are reported in earnings and computed using the specific identification cost basis. (See
Note 7.)

    PROPERTY AND EQUIPMENT--Property and equipment is stated at cost and is depreciated on the straight-line method over five years, the estimated useful lives of the assets.

    INTANGIBLE ASSETS--Intangible assets relate primarily to goodwill resulting from acquisitions, which is being amortized by the straight-line method over 5 years. We determined this amortization period to be appropriate based on the strength of the brand names, the unique business concepts and the membership lists acquired, as well as our long-term plans for the acquired businesses. Accumulated amortization at January 31, 1999 and January 29, 2000 was approximately $77,000 and $1.7 million, respectively. (See Note 3.)

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

    RECLASSIFICATIONS--Certain amounts have been reclassified to conform to the current year presentation.

    REVENUE RECOGNITION--Product sales are recognized at the time the products are shipped to customers. Advertising and sponsorship revenue is recognized at either the ratio of impressions delivered to total guaranteed impressions or on a straight-line basis over the term of the contract provided that iTurf does not have any significant obligations remaining. Sales of our advertising inventory by third parties under revenue-sharing arrangements are recorded at the amounts reported by the revenue-sharing partners, which are net of agreed-upon commission fees, when the advertising has

                                   ITURF INC.

                                JANUARY 29, 2000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) been provided. When we license the use of our brands, content or other intangible assets to third parties for specific projects, rather than for a period of time, licensing revenue is recognized upon fulfillment of all material contractual obligations. Subscription revenue related to DiscountDomain.com, a membership based discount shopping service, is billed monthly, subsequent to the earlier of a customer's first purchase or one month from the date of initial subscription. Subscriptions are cancelable at any time and revenue is recognized on a monthly basis. We do not incur any direct costs associated with advertising, licensing or subscription revenue. Accordingly, all indirect expenses incurred in connection with these revenue sources are included in operating expenses. We accrue a sales return allowance in accordance with our return policy for estimated returns of merchandise subsequent to the balance sheet date that relate to sales prior to the balance sheet date. At January 31, 1999 and January 29, 2000, the sales return allowance, which is included in other current liabilities was $21,000 and $211,000, respectively.

    ADVERTISING COSTS--We expense the cost of advertising as it is incurred. For fiscal 1997, 1998 and 1999, advertising costs were approximately $1,000, $443,000 and $14.2 million, respectively.

    DUE TO DELIA*S--Due to dELiA*s represents amounts payable to dELiA*s for financing our operations and working capital requirements prior to our initial public offering. Such amounts were repaid during fiscal 1999. Interest was charged at 8% per annum.

    LONG-LIVED ASSETS--In accordance with the Statement of Financial Accounting Standards Board ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (on an undiscounted basis) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

    STOCK-BASED COMPENSATION--We grant stock options for a fixed number of shares to certain employees with an exercise price equal to the fair value of the shares at the date of grant. We account for stock options in accordance with Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," and, accordingly, do not recognize compensation expense. In
October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation", which provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation. As permitted by SFAS No. 123, the Company continues to account for stock-based compensation in accordance with APB Opinion No. 25 and has elected the pro forma alternative of SFAS No. 123. (See Note 10.)

    COMPUTATION OF HISTORICAL NET INCOME (LOSS) PER SHARE--We calculate earnings per share in accordance with SFAS No. 128, "Computation of Earnings Per Share" and SEC Staff Accounting Bulletin No. 98. Accordingly, basic earnings per share is computed using the weighted average number of common and dilutive common stock equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options

                                   ITURF INC.

                                JANUARY 29, 2000

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(using the treasury stock method). Common equivalent shares are excluded from the calculation if their effect is antidilutive.

    RECENT ACCOUNTING PRONOUNCEMENTS--In June 1999, the Financial Accounting Standards Board approved deferral of Statement No. 133--"Accounting for Derivative Instruments and Hedging Activities", which we are required to adopt in fiscal year beginning February 2001. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. We do not expect our adoption of SFAS No. 133 to have a material impact on our consolidated position, results of operations and cash flows.

3.  ACQUISITIONS

T@PONLINE

    On September 1, 1999, iTurf Inc. acquired T@ponline.COM, Inc. which hosts a leading global Internet portal Web site with information and community services directed at college and university students. The merger consideration consisted of 1,586,996 shares of our Class A common stock. In accordance with the purchase method of accounting, the results of T@ponline have been included in our consolidated financial statements since the date of merger. The excess of the aggregate purchase price over the fair market value of net assets acquired of $19.0 million was allocated to goodwill based upon preliminary estimates of fair values and is being amortized over five years.

    On a pro forma basis, assuming the merger had been completed on the first day of each fiscal year, net sales, net loss and loss per share would have been approximately $4.6 million, $3.6 million and $0.26, respectively, for fiscal 1998 and $24.9 million, $16.4 million and $0.91, respectively, for fiscal 1999. These results are unaudited and presented for informational purposes only and do not necessarily represent results which would have occurred, and they may not be indicative of future results of combined operations.

GURL

    In December 1997, iTurf acquired all the outstanding common stock of gURL, Interactive Inc. ("gURL"), an interactive entertainment Web site, for 5,000 shares of dELiA*s common stock valued at $108,000 based on the fair market value of dELiA*s common stock on the date of acquisition, cash of $120,000 and rights to receive an aggregate of 10,000 additional shares of dELiA*s common stock subject to the satisfaction of certain membership-level targets. Such targets were subsequently met; 5,000 shares of dELiA*s common stock were issued in December 1998 and the remaining 5,000 shares were issued in December 1999.

    The acquisition has been accounted for by the purchase method of accounting and the results of the operations of gURL have been included in our financial statements from the date of acquisition. The excess purchase price over the fair value of net assets acquired was approximately $387,000. This amount includes $159,000 relating to the 10,000 shares of dELiA*s common stock issued in December 1998 and December 1999, which was calculated using the fair market value of dELiA*s common stock on the date the related targets were achieved.

                                   ITURF INC.

                                JANUARY 29, 2000

3.  ACQUISITIONS (CONTINUED)
INTERNET OPERATIONS OF TSI SOCCER CORPORATION

    On December 10, 1997, dELiA*s acquired TSI Soccer Corporation in a transaction accounted for by dELiA*s as a pooling of interests. In connection with this transaction, dELiA*s issued an aggregate of 308,687 shares of its common stock and made cash payments of approximately $730,000 to former stockholders of TSI. The $730,000 in cash payments, which were made to dissenting TSI stockholders, was recorded by dELiA*s as a reduction in equity and was not accounted for by iTurf. These stockholders held 104,737 shares (or 9.23% of the outstanding shares) out of an aggregate of 1,134,411 shares of TSI outstanding immediately prior to consummation of the acquisition. None of these dissenting stockholders received consideration other than the cash referred to above. The holders of the 1,029,674 other shares (or 90.77% of the outstanding shares) of TSI received only dELiA*s common stock as consideration for their TSI shares, other than cash payments of approximately $137 made for fractional shares. The acquired operations included an Internet business. In accordance with pooling-of-interests accounting, the accompanying financial statements, which include all of dELiA*s Internet operations, include such Internet operations of TSI from the date of their inception in March 1995.

    During fiscal 1997 through the date of the combination, as well as in prior years, the Internet operations of TSI represented all of iTurf's operations. For the nine months ended October 31, 1997, these operations resulted in net sales of $86,000 and net loss of $1,000.

    In connection with our April 1999 initial public offering, iTurf acquired the TSISoccer.com domain name from TSI Soccer Corporation, which was then a wholly-owned subsidiary of dELiA*s, for 1,136 shares of our Class A common stock (valued at $25,000 at the initial public offering price).

4.  INCOME TAXES

    The provision (benefit) for income taxes is comprised of the following (in thousands):

                                               FISCAL 1997   FISCAL 1998   FISCAL 1999
                                               -----------   -----------   -----------
Current:
  Federal....................................     $(23)         $248          $(151)
  State......................................       (6)           97             --
                                                  ----          ----          -----
                                                   (29)          345           (151)
Deferred:
  Federal....................................       --             8             (7)
  State......................................       --             2             (3)
                                                  ----          ----          -----
                                                    --            10            (10)
                                                  ----          ----          -----
Total........................................     $(29)         $355          $(161)
                                                  ====          ====          =====

                                   ITURF INC.

                                JANUARY 29, 2000

4.  INCOME TAXES (CONTINUED)
    Significant components of our deferred tax assets and liabilities are as follows (in thousands):

                                                 JANUARY 31, 1999   JANUARY 29, 2000
                                                 ----------------   ----------------
Deferred tax liabilities:
  Property and equipment.......................        $(19)             $  (52)
Deferred tax assets:
  Reserves.....................................           9                  99
  Goodwill amortization........................          --                 811
  Net operating loss...........................          --               5,723
  Valuation allowance..........................          --              (6,581)
                                                       ----              ------
                                                          9                  52
                                                       ----              ------
Net deferred tax asset (liability).............        $(10)             $   --
                                                       ====              ======

    The following is a reconciliation of the statutory federal income tax rates to our effective income tax rates:

                                               FISCAL 1997   FISCAL 1998   FISCAL 1999
                                               -----------   -----------   -----------
Statutory federal income tax expense
  (benefit)..................................      (34)%         34%           (34)%
State income tax expense (benefit)...........       (8)           7             (2)
Valuation allowance..........................       --           --             35
Other........................................       --            5             --
                                                   ---           --            ---
                                                   (42)%         46%            (1)%
                                                   ===           ==            ===

    During fiscal 1999, we generated a NOL of approximately $12.2 million. This NOL expires in 2020. We have established a valuation allowance for the full amount of the NOL.

5.  STOCKHOLDERS' EQUITY

    On November 17, 1999, 325,000 shares of our Class B common stock were converted to Class A common stock and sold by dELiA*s.

    On December 6, 1999, 750,000 shares of our Class B common stock were converted to Class A common stock and sold by dELiA*s.

                                   ITURF INC.

                                JANUARY 29, 2000

6.  EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per share:

                                                        FISCAL 1997   FISCAL 1998   FISCAL 1999
                                                        -----------   -----------   ------------
Net income (loss).....................................  $   (40,000)  $   425,000   $(14,271,000)
                                                        ===========   ===========   ============
Weighted-average shares...............................   12,500,000    12,500,000     17,005,000
Effect of dilutive securities--stock options..........           --        18,000             --
                                                        -----------   -----------   ------------
Adjusted weighted-average.............................   12,500,000    12,518,000     17,005,000
                                                        ===========   ===========   ============
Basic and diluted net income (loss) per share.........  $     (0.00)  $      0.03   $      (0.84)
                                                        ===========   ===========   ============

    None of the options to purchase shares that were outstanding for fiscal 1999 (see Note 10) were included in the computation of diluted earnings per share because their effect would have been antidilutive.

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value amounts reported in our balance sheets for cash and cash equivalents approximate fair values. Except for a $1.0 million investment in a start-up Internet company that is accounted for on the cost method, our total investments of $43.9 million represents debt securities that are classified as held-to-maturity and carried at amortized cost. The fair value of our debt security investments at January 29, 2000 is $42.7 million based on quotes obtained from brokers for those instruments while the market value of our other investment is believed to approximate cost.

8.  COMMITMENTS AND CONTINGENCIES

LEASES

    As of January 29, 2000, iTurf was obligated under various long-term non-cancelable operating leases for office space and equipment requiring minimum annual rental payments in future periods as follows: $278,000 in fiscal 2000, $8,000 in fiscal 2001, $7,000 in fiscal 2002 and $3,000 in fiscal 2003.

    Rent expense for the fiscal years ended January 31, 1998, January 31, 1999 and January 29, 2000 was $5,000, $13,000 and $455,000, respectively.

MARKETING ALLIANCES

    In May 1999, we entered into a strategic marketing alliance with America Online, Inc. Over the two-year term of the agreement, we have agreed to pay America Online a total of approximately $8.1 million, of which $5.0 million was paid as of January 29, 2000. In August 1999, we entered into a strategic marketing alliance with Microsoft Corporation. Over the one-year term of the agreement, we have agreed to pay Microsoft a total of at least $4.6 million, of which approximately $2.0 million was paid as of January 29, 2000. For both marketing programs, the total expected payment is being recognized as advertising expense on a straight-line bases over the life of the appropriate marketing program.

                                   ITURF INC.

                                JANUARY 29, 2000

8.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    In connection with the September 1999 T@ponline transaction, we entered into a marketing alliance with MarketSource Corporation, which is owned by certain of the sellers of T@ponline including a former member of our board of directors, to promote our network of sites through MarketSource's offline marketing channels. We committed to purchasing approximately $6.5 million in promotional opportunities through these channels over the next three years. Of this amount, $1.5 million was paid as of January 29, 2000. Advertising through this program is being expensed as incurred.

9.  SEGMENTS

    iTurf determines operating segments in accordance with Statement of Financial Accounting Standards No. 131. Prior to our fiscal 1999 acquisition of OnTap, iTurf consisted of a single segment. Since that acquisition, we manage the new business as a separate reportable segment. iTurf currently earns the majority of its revenues from e-commerce while OnTap earns advertising revenue on its college-focused community Web sites. We may restate our fiscal 1999 segment reporting in future reports to reflect internal restructuring.

    We evaluate performance and allocate resources between the two segments primarily based on operating loss before interest income and income taxes. There are no material differences between accounting policies used by the reportable segments in preparation of this information and those described in the summary of significant accounting policies in this report. There are no material transactions between the two segments.

FISCAL 1999 (IN THOUSANDS)                         ITURF      ONTAP      TOTAL
--------------------------                        --------   --------   --------
Revenues........................................  $ 24,072   $   749    $ 24,821
Operating loss..................................   (13,853)   (3,544)    (17,397)
Total assets at year-end........................    70,237    18,571      88,808

Operating loss for reportable segments..........                        $(17,397)
Interest income, net............................                           2,965
                                                                        --------
Total loss before taxes.........................                        $(14,432)
                                                                        ========

10.  STOCK OPTIONS

    On January 1, 1999, iTurf established the 1999 Stock Incentive Plan for officers, employees, consultants, contractors and directors providing for the grant of stock options, including incentive stock options and non-qualified stock options, stock appreciation rights and restricted stock, and reserved 4,050,000 shares for grant. Either the Board of Directors or the Compensation Committee of the Board of Directors may determine the type of award, when and to whom awards are granted, the number of shares and terms of the awards and the exercise prices. Stock options are exercisable for a period not to exceed
10 years from the date of the grant and, to the extent determined at the time of grant, may be paid for in cash, shares of common stock, restricted stock or by a reduction in the number of shares issuable upon exercise of the option. The majority of the options outstanding at January 29, 2000 vest 20% per year beginning one year from the date of grant, while some of the options vest in eight six-month intervals generally beginning six months from the date of grant.

                                   ITURF INC.

                                JANUARY 29, 2000

10.  STOCK OPTIONS (CONTINUED)
    A summary of stock option activity under our Stock Incentive Plan is as follows:

                                       FISCAL 1998                  FISCAL 1999
                                --------------------------   --------------------------
                                               WEIGHTED                     WEIGHTED
                                 OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE
                                ---------   --------------   ---------   --------------
Outstanding at beginning of
  period......................         --        $  --       1,419,688       $ 9.36
  Granted.....................  1,419,688         9.36       1,673,550        17.70
  Canceled....................         --           --        (103,375)       13.92
                                ---------        -----       ---------       ------
Outstanding at end of
  period......................  1,419,688        $9.36       2,989,863       $13.87
                                =========        =====       =========       ======
Options exercisable at end of
  period......................         --        $  --         304,058       $13.22
                                =========        =====       =========       ======

    The following summarizes stock option information at January 29, 2000:

                                           OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                            -------------------------------------------------   ------------------------------
                                          WEIGHTED-AVERAGE
RANGE OF                      NUMBER         REMAINING       WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
EXERCISE PRICES             OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
--------------------------  -----------   ----------------   ----------------   -----------   ----------------
Under $14.00..............   2,002,863    9 years                 $10.06          213,558          $ 9.53
$14.01 to $20.00..........     132,500    9 years                 $18.99            2,000           18.88
Over $20.00...............     854,500    9 years                 $22.00           88,500           22.00
                             ---------                                            -------
Total.....................   2,989,863    9 years                 $13.87          304,058          $13.22
                             =========                                            =======

    iTurf applies APB No. 25 and related interpretations in accounting for the Incentive Plan. Accordingly, no compensation expense has been recognized for the plan. Had compensation expense been determined based on the fair value of stock option grants on the date of grant in accordance with SFAS No. 123, our net income for fiscal 1998 would have been $331,000 and our net loss for fiscal 1999 would have been $19.1 million. On the same pro forma basis, earnings per share would have been unchanged for fiscal 1998 and loss per share would have been $1.12 for fiscal 1999.

    The estimated fair market value of options granted during fiscal 1998 and 1999 was $3.17 and $15.58 per share, respectively. These fair values were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used: for fiscal 1998, no dividend yield and no volatility; risk-free interest rate of 4.5 percent; and expected lives of four years; and for fiscal 1999, no dividend yield, 150 percent volatility, risk-free interest rate of 5.5 percent and expected lives of four years.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value

                                   ITURF INC.

                                JANUARY 29, 2000

10.  STOCK OPTIONS (CONTINUED)
estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

11.  RELATED PARTY TRANSACTIONS

    Prior to our initial public offering, all merchandise sold was purchased from dELiA*s or one of its subsidiaries at an amount equal to dELiA*s or the subsidiary's cost including cost of freight, handling and other costs incurred in connection with providing such merchandise. As a wholly-owned subsidiary of dELiA*s, we also received, and were charged our proportionate share of the costs of, various services from dELiA*s including administrative, distribution and other services. We believe all allocations of such costs were made on a reasonable and consistent basis; however; they are not necessarily indicative of, nor is it practical for us to estimate, the level of expenses which might have been incurred had we been operating as a separate, stand-alone company.

    In connection with our initial public offering, we entered into several intercompany agreements with dELiA*s. These agreements cover rights and obligations regarding trademarks and customer lists, competition, intercompany services, customer service and stock registration.

    The Trademark License and Customer List Agreement provides us with the exclusive right to use dELiA*s trademarks in connection with the sale of goods and services on the Internet. We pay dELiA*s a royalty equal to 5% of net sales from iTurf Web sites bearing a trademark licensed from dELiA*s and 5% of dELiA*s-sourced net sales from other iTurf Web sites on which sales of dELiA*s-sourced goods exceed 50% of total net sales. The agreement also provides for royalty-free sharing of customer lists and restricts both parties from entering the other's business.

    Under the Intercompany Services Agreement, dELiA*s continues to provide us the services it provided prior to the offering, other than warehouse and fulfillment services, at 105% of its cost. For warehousing and fulfillment services, we are charged 105% of the dELiA*s cost based on the average cost per package shipped. dELiA*s supplies us inventory for payment equal to the lesser of 105% of dELiA*s total direct cost and the best price at which dELiA*s could resell those products to a third party. In addition, we have the right to purchase from dELiA*s up to $300,000 annually of closeout inventory, generally at prices discounted from dELiA*s price. Advertising for iTurf in dELiA*s print catalogs costs $40 per 1,000 catalogs distributed with iTurf required to purchase minimum amounts of advertising space and dELiA*s required to provide a minimum amount of advertising space.

    Under the Customer Service Agreement, we provide to dELiA*s e-mail-based customer service in respect of those of dELiA*s catalogs corresponding to trademarks licensed from dELiA*s.

    Had the intercompany agreements been in effect during the periods prior to our initial public offering, they would not have had a material effect on the results of operations for such periods.

    Several of iTurf's officers and directors also serve as officers and directors of dELiA*s.

    For fiscal 1997, 1998 and 1999, we incurred $69,000, $1.7 million and $13.1 million, respectively, for merchandise purchases from dELiA*s and we were allocated or charged $45,000, $219,000 and $9.8 million, respectively, for other expenses.

                                   ITURF INC.

                                JANUARY 29, 2000

12.  SUBSEQUENT EVENTS

    On February 15, 2000, iTurf Inc. acquired theSpark.com, Inc, which operates a community and content Web site focusing on college students and young adults. The consideration consisted of 1,099,988 newly-issued shares of iTurf Class A common stock and the right to receive up to $13.5 million in additional stock (up to 2,683,626 additional shares) and cash (for any remaining amount earned) if certain performance goals related to the theSpark.com web site are met. The transaction will be accounted for under the purchase method of accounting.

    In the first quarter of fiscal 2000, we entered into a lease agreement for additional office space in the office building we currently occupy in downtown Manhattan. The lease term is 10 years. The lease term does not commence until the landlord delivers possession of the additional office space. We expect the landlord to deliver possession of the space in September 2000. During the term of the lease, we will pay annual rent of approximately $800,000 subject to certain adjustments.

                                   ITURF INC.



                     CONDENSED CONSOLIDATED BALANCE SHEETS



                                 (IN THOUSANDS)



                                                              JANUARY 29, 2000   JULY 29, 2000
                                                              ----------------   -------------
                                                                                  (UNAUDITED)
                                            ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................      $ 19,009         $ 11,324
  Short-term investments....................................        32,893           25,274
  Prepaid expenses--dELiA*s.................................         1,118            8,615
  Other current assets......................................         3,569            4,589
                                                                  --------         --------
    Total current assets....................................        56,589           49,802

INVESTMENTS.................................................        11,024            2,002
PROPERTY AND EQUIPMENT, net of accumulated depreciation of
  $518 and $1,004 at January 29, 2000 and July 29, 2000,
  respectively..............................................         3,286            3,782
INTANGIBLE ASSETS, NET......................................        17,703           28,558
OTHER ASSETS................................................           206              277
                                                                  --------         --------
TOTAL ASSETS................................................      $ 88,808         $ 84,421
                                                                  ========         ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
  Accounts payable and other current liabilities............      $  3,856         $  4,126

STOCKHOLDERS' EQUITY
  Preferred stock, $.01 par value, 1,000,000 shares
    authorized; no shares issued or outstanding.............            --               --
  Class A common stock, $.01 par value, 67,500,000 shares
    authorized; 7,493,132 and 9,697,090 shares issued and
    outstanding at January 29, 2000 and July 29, 2000,
    respectively............................................            75               97
  Class B common stock, $.01 par value, 12,500,000 shares
    authorized; 11,425,000 issued and outstanding...........           114              114
  Additional paid-in capital................................       116,388          133,791
  Deferred compensation.....................................            --           (2,440)
  Investment in common stock of dELiA*s Inc.................       (17,734)         (17,734)
  Accumulated deficit.......................................       (13,891)         (33,533)
                                                                  --------         --------
    Total stockholders' equity..............................        84,952           80,295
                                                                  --------         --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................      $ 88,808         $ 84,421
                                                                  ========         ========



       See Notes to Unaudited Condensed Consolidated Financial Statements

                                   ITURF INC.



                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS



                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                  THIRTEEN WEEKS ENDED
                                                              -----------------------------
                                                              JULY 31, 1999   JULY 29, 2000
                                                              -------------   -------------
                                                                       (UNAUDITED)
REVENUES:
  NET PRODUCT SALES.........................................     $ 2,600         $  6,408
  ADVERTISING AND OTHER.....................................         352            1,255
                                                                 -------         --------
TOTAL NET REVENUES..........................................       2,952            7,663
COST OF PRODUCT SALES.......................................       1,651            3,881
                                                                 -------         --------
GROSS PROFIT................................................       1,301            3,782
OPERATING EXPENSES:
  SELLING AND MARKETING.....................................       2,484            8,187
  TECHNOLOGY AND CONTENT DEVELOPMENT........................       1,040            3,579
  GENERAL AND ADMINISTRATIVE................................         509            1,399
  GOODWILL AMORTIZATION.....................................          19            1,673
                                                                 -------         --------
TOTAL OPERATING EXPENSES....................................       4,052           14,838
INTEREST INCOME, NET........................................        (989)            (636)
                                                                 -------         --------
LOSS BEFORE INCOME TAXES....................................      (1,762)         (10,420)
BENEFIT FOR INCOME TAXES....................................          --               --
                                                                 -------         --------
NET LOSS....................................................     $(1,762)        $(10,420)
                                                                 =======         ========
BASIC AND DILUTED NET LOSS PER SHARE........................     $ (0.10)        $  (0.52)
                                                                 =======         ========
SHARES USED IN THE CALCULATION OF BASIC AND DILUTED NET LOSS
  PER SHARE.................................................      17,331           20,024
                                                                 =======         ========



                                                                 TWENTY-SIX WEEKS ENDED
                                                              -----------------------------
                                                              JULY 31, 1999   JULY 29, 2000
                                                              -------------   -------------
                                                                       (UNAUDITED)
REVENUES:
  NET PRODUCT SALES.........................................     $ 5,025         $ 16,396
  ADVERTISING AND OTHER.....................................         542            2,262
                                                                 -------         --------
TOTAL NET REVENUES..........................................       5,567           18,658
COST OF PRODUCT SALES.......................................       2,983            9,345
                                                                 -------         --------
GROSS PROFIT................................................       2,584            9,313
OPERATING EXPENSES:
  SELLING AND MARKETING.....................................       3,481           17,314
  TECHNOLOGY AND CONTENT DEVELOPMENT........................       1,489            6,765
  GENERAL AND ADMINISTRATIVE................................         797            3,049
  GOODWILL AMORTIZATION.....................................          38            3,228
                                                                 -------         --------
TOTAL OPERATING EXPENSES....................................       5,805           30,356
INTEREST INCOME, NET........................................      (1,101)          (1,401)
                                                                 -------         --------
LOSS BEFORE INCOME TAXES....................................      (2,120)         (19,642)
BENEFIT FOR INCOME TAXES....................................        (161)              --
                                                                 -------         --------
NET LOSS....................................................     $(1,959)        $(19,642)
                                                                 =======         ========
BASIC AND DILUTED NET LOSS PER SHARE........................     $ (0.13)        $  (0.99)
                                                                 =======         ========
SHARES USED IN THE CALCULATION OF BASIC AND DILUTED NET LOSS
  PER SHARE.................................................      15,372           19,921
                                                                 =======         ========


       See Notes to Unaudited Condensed Consolidated Financial Statements

                                   ITURF INC.



                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



                                 (IN THOUSANDS)



                                                                   TWENTY-SIX WEEKS ENDED
                                                              ---------------------------------
                                                              JULY 31, 1999       JULY 29, 2000
                                                              -------------       -------------
                                                                         (UNAUDITED)
OPERATING ACTIVITIES:
  Net loss..................................................    $ (1,959)           $(19,642)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................         130               3,732
    Amortization of premiums and discounts on investments,
      net...................................................        (139)               (321)
    Noncash compensation expense............................          --                 700
    Changes in operating assets and liabilities:
      Prepaid expenses--dELiA*s.............................          --              (7,497)
      Other current assets..................................      (1,840)               (724)
      Other assets..........................................          --                 (69)
      Current liabilities...................................         714                 (68)
                                                                --------            --------
  Net cash used in operating activities.....................      (3,094)            (23,889)
                                                                ========            ========

INVESTING ACTIVITIES:
  Purchase of dELiA*s stock.................................     (17,734)                 --
  Acquisitions..............................................          --                 174
  Purchase of held-to-maturity investment securities........     (55,378)            (17,876)
  Proceeds from the maturity of investment securities.......          --              34,838
  Capital expenditures......................................      (1,555)               (986)
                                                                --------            --------
Net cash (used in) provided by investing activities.........     (74,667)             16,150
                                                                ========            ========

FINANCING ACTIVITIES:
  Net proceeds from issuance of common stock................      97,749                  --
  Exercise of common stock options..........................          --                  54
  Loan from dELiA*s.........................................       2,059                  --
                                                                --------            --------
Net cash provided by financing activities...................      99,808                  54
                                                                ========            ========
INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS..............      22,047              (7,685)
CASH & CASH EQUIVALENTS--BEGINNING OF PERIOD................         375              19,009
                                                                --------            --------
CASH & CASH EQUIVALENTS--END OF PERIOD......................    $ 22,422            $ 11,324
                                                                ========            ========

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING AND INVESTING ACTIVITIES:
  - April 1999 issuance of common stock for the acquisition of tsisoccer.com domain name.
  - May 2000 issuance of registered stock. See Note 6.
  - February 2000 issuance of common stock for the acquisition of TheSpark.com, Inc. See
    Note 3.



       See Notes to Unaudited Condensed Consolidated Financial Statements

                                   ITURF INC.



         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



1.  BUSINESS



    iTurf Inc. operates a network of community and commerce Web sites that is focused primarily on teens and young adults. iTurf was incorporated in August 1997 and is a subsidiary of dELiA*s Inc. We utilize dELiA*s business relationships, infrastructure and brand names and relied on dELiA*s to provide financing for our operations until April 14, 1999, when we completed an initial public offering of our Class A common stock. At July 29, 2000, dELiA*s owns approximately 54% of our outstanding common stock and controls approximately 88% of the voting power of our outstanding common stock.



    On April 1, 1999, our certificate of incorporation was amended and restated such that the authorized capital stock of iTurf consists of 67,500,000 shares of Class A common stock, par value $.01 per share, 12,500,000 shares of Class B common stock, par value $.01 per share and 1,000,000 shares of Preferred Stock, par value $.01 per share. In addition, exchange of the 100 shares of common stock previously outstanding and held by dELiA*s into 12,500,000 shares of Class B common stock was approved. All share information in these financial statements and notes has been adjusted retroactively to reflect these changes.



    Our revenues and results of operations may be subject to seasonal fluctuations. Sales of apparel, accessories and footwear are generally lower in the first half of each year. Similarly, advertising sales in traditional media, such as television and radio, are generally lower in the first calendar half of each year.



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION



    PRINCIPLES OF CONSOLIDATION--The condensed consolidated financial statements include the accounts of iTurf Inc. and subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation.



    BASIS OF PRESENTATION--For periods prior to our initial public offering, the financial statements include expenses which have been allocated to iTurf by dELiA*s on a specific identification basis plus the allocated share of the costs associated with resources we share with dELiA*s. Allocations from dELiA*s for such shared resources have been made primarily on a proportional cost method based on related revenues and management believes these allocations are reasonable. Since our initial public offering, similar expenses are recorded in accordance with intercompany agreements. At July 29, 2000, a portion of our intercompany expenses was prepaid.



    UNAUDITED INTERIM FINANCIAL STATEMENTS--The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the requirements for Form 10-Q and in accordance with generally accepted accounting principles for interim financial reporting. In the opinion of management, the accompanying condensed consolidated financial statements are presented on a basis consistent with the audited financial statements and reflect all adjustments (consisting of normal recurring items) necessary for a fair presentation of results for the interim periods presented. The financial statements and footnote disclosures should be read in conjunction with iTurf's audited financial statements and the notes thereto that are included in iTurf's annual report on Form 10-K, which was filed with the Securities and Exchange Commission. Results for the interim period are not necessarily indicative of the results to be expected for the year.



    RECLASSIFICATIONS--Certain amounts have been reclassified to conform to the current presentation.



3.  ACQUISITION



    On February 15, 2000, we acquired theSpark.com, Inc, which operates a community and content Web site focusing on college students and young adults. The consideration consisted of 1,099,988 newly-issued shares of our Class A common stock and the right to receive up to $13.5 million in additional stock (up to 2,683,634 additional shares) and cash (for any remaining amount earned) if certain

                                   ITURF INC.

3.  ACQUISITION (CONTINUED)


performance goals related to the theSpark.com web site are met. In accordance with the purchase method of accounting, the results of theSpark have been included in our consolidated financial statements since the date of the transaction. The excess of the aggregate purchase price over the fair market value of net assets acquired of $14.1 million was allocated to goodwill based upon preliminary estimates of fair values and is being amortized over five years. We do not expect the final purchase allocation to differ significantly from the preliminary purchase price recorded. On a pro forma basis, assuming the acquisition had been completed on the first day of each fiscal year, net loss and loss per share for the first half of fiscal 1999 would have been $3.5 million and $0.21, respectively. Net revenues, net loss and loss per share for the first half of fiscal 2000 as well as net revenues for the first half of fiscal 1999 would not have been materially different from reported results.



4.  COMMITMENTS



    On January 30, 2000, we entered into a lease agreement for additional office space in the office building we currently occupy in downtown Manhattan. The lease term is 10 years. The lease term does not commence until the landlord delivers possession of the additional office space. We expect the landlord to deliver possession of the space during our third fiscal quarter of 2000. During the term of the lease, we will pay annual rent of approximately $800,000 subject to certain adjustments.



5.  SEGMENTS



    iTurf determines operating segments in accordance with Statement of Financial Accounting Standards No. 131. Prior to our September 1999 acquisition of our OnTap business, iTurf consisted of a single segment. Since then, we have managed acquired businesses as separate reportable segments. iTurf currently earns the majority of its revenues from e-commerce while our new businesses earn advertising revenue on their Web sites.



SECOND QUARTER FISCAL 2000                    ITURF          ONTAP       THESPARK        TOTAL
--------------------------                 ------------   -----------   -----------   ------------
Revenues from external customers.........  $  7,186,000   $    14,000   $   463,000   $  7,663,000
Operating loss...........................    (8,856,000)   (1,180,000)   (1,020,000)   (11,056,000)



FIRST HALF FISCAL 2000                        ITURF          ONTAP       THESPARK        TOTAL
----------------------                     ------------   -----------   -----------   ------------
Revenues from external customers.........  $ 17,601,000   $    61,000   $   996,000   $ 18,658,000
Operating loss...........................   (15,935,000)   (3,588,000)   (1,520,000)   (21,043,000)
Total assets, at period-end..............    54,438,000    16,199,000    13,784,000     84,421,000



                                                              SECOND QUARTER    FIRST HALF
                                                               FISCAL 2000     FISCAL 2000
                                                              --------------   ------------
Operating loss for reportable segments......................   $(11,056,000)   $(21,043,000)
Interest and other income, net..............................        636,000       1,401,000
                                                               ------------    ------------
    Loss before income taxes................................   $(10,420,000)   $(19,642,000)
                                                               ============    ============



6.  RESTRICTED STOCK



    On May 25, 2000, the compensation committee of iTurf's board of directors approved the exchange of outstanding options held by key employees and non-employee directors for 1,098,220 shares of restricted iTurf stock. iTurf replaced options with restricted stock in an effort to retain these key employees at a time when the stock options had exercise prices that were above the current market price for iTurf stock. Certain vesting schedules of the restricted stock were extended as compared to

                                   ITURF INC.

6.  RESTRICTED STOCK (CONTINUED)


the option vesting schedule in order to encourage retention of the selected employees and directors. We expect to record the resulting compensation expense totaling $3.1 million over the applicable vesting periods with 50%, 20%, 20%, 9% and 1% being recognized in fiscal 2000, 2001, 2002, 2003 and 2004, respectively.



7.  SUBSEQUENT EVENTS



    On August 16, 2000, iTurf and dELiA*s agreed to combine through a merger of dELiA*s and a wholly-owned subsidiary of iTurf. As a result of the merger, dELiA*s will become a wholly-owned subsidiary of iTurf. In the merger, holders of dELiA*s common stock will receive 1.715 shares of Class A common stock of iTurf for each share of dELiA*s common stock they own. In order to complete the merger, iTurf and dELiA*s must obtain the approval of the merger by their stockholders. iTurf must also obtain the approval by its stockholders of an amendment to iTurf's certificate of incorporation to increase the number of authorized shares of iTurf's common stock, to designate additional shares of Class A common stock, to change iTurf's name to dELiA*s Corp. and to eliminate the voting rights of iTurf's Class B common stock upon transfer unless the transfer is approved by iTurf's board of directors. dELiA*s must also obtain approval of Congress Financial Corporation under its amended and restated credit agreement with dELiA*s.



    The merger will be accounted for as a "purchase" for accounting and financial reporting purposes. The merger will be treated as a reverse acquisition by dELiA*s of the minority interest of iTurf, that is, the shares of iTurf's common stock that dELiA*s does not already own, because dELiA*s stockholders will own more than 50% of the combined company.



    On August 16, 2000, dELiA*s and iTurf also announced that they intend to divest the assets of their non-core properties, including Storybook Heirlooms and TSI Soccer.



    On August 16, 2000, our board of directors approved an amendment to our 1999 amended and restated stock incentive plan, to be effective upon stockholder approval, that would provide that the number of shares available for issuance under that plan will automatically increase on the first day of each of calendar years 2001 and 2002 by an amount equal to four percent of the total number of shares of our Class A common stock outstanding on the last day of the immediately preceding calendar year, or a lesser amount determined by our board of directors. No automatic increase may exceed 1,750,000 shares.



    Between August 17 and August 25, 2000, three purported class action complaints on behalf of iTurf stockholders were filed in Delaware Chancery Court against iTurf, dELiA*s and each of iTurf's directors. All three complaints make virtually identical claims, alleging that dELiA*s and the members of the iTurf board of directors have breached their fiduciary duties to iTurf and iTurf's public stockholders and that the exchange ratio is unfair to iTurf's public stockholders. These complaints seek class certification and other equitable and monetary relief, including enjoining the merger or awarding damages. We believe that the allegations are without substantial merit and intend to vigorously contest these actions. Although we believe that the allegations of the complaints are without substantial merit, we can not predict at this time the outcome of any litigation or whether the resolution of the litigation could have a material adverse effect on our results of operations, cash flows or financial condition.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of dELiA*s Inc.

    We have audited the accompanying consolidated balance sheet of dELiA*s Inc. and subsidiaries (the "Company") as of January 29, 2000 and the related consolidated statements of income, stockholders' equity, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of dELiA*s Inc. and subsidiaries as of January 29, 2000 and the consolidated results of the Company's operations and cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States.

                                                               ERNST & YOUNG LLP

New York, New York
March 29, 2000,
(except for Notes 5 and 15,
as to which the date is April 28, 2000)

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of dELiA*s Inc.
New York, New York

    We have audited the consolidated balance sheet of dELiA*s Inc. and subsidiaries (the "Company") as of January 31, 1999 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two fiscal years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger between a wholly-owned subsidiary of the Company and TSI Soccer Corporation ("TSI"), which has been accounted for as a pooling of interests as described in Note 3 to the consolidated financial statements.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of dELiA*s Inc. and subsidiaries as of January 31, 1999, and the results of their operations and their cash flows for each of the two fiscal years in the period ended January 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
March 30, 1999
(April 14, 1999 as to Note 1 sentences two and three)
New York, New York

                         DELIA*S INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                     JANUARY 31, 1999 AND JANUARY 29, 2000

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                              JANUARY 31, 1999   JANUARY 29, 2000
                                                              ----------------   ----------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................       $10,981           $ 24,985
  Short-term investments....................................            --             32,893
  Merchandise inventories...................................        21,232             28,322
  Prepaid expenses and other current assets.................        11,237             15,014
  Deferred tax assets.......................................           115             12,063
                                                                   -------           --------
    Total current assets....................................        43,565            113,277

PROPERTY AND EQUIPMENT--Net.................................        12,542             35,483

LONG-TERM INVESTMENTS.......................................            --             11,024

GOODWILL AND OTHER ASSETS...................................        26,037             24,256
                                                                   -------           --------

TOTAL ASSETS................................................       $82,144           $184,040
                                                                   =======           ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses.....................        14,924             21,643
  Liabilities due to customers..............................         1,763              2,278
  Accrued restructuring.....................................            --              1,685
  Bank loan payable.........................................            --              3,000
  Other current liabilities.................................         1,398                719
                                                                   -------           --------
    Total current liabilities...............................        18,085             29,325

LONG-TERM DEBT AND CAPITAL LEASES...........................            --              6,756

DEFERRED TAX LIABILITIES....................................            --             23,901

OTHER LONG-TERM LIABILITIES.................................           452                403

MINORITY INTEREST...........................................            --             40,734

STOCKHOLDERS' EQUITY
  Preferred stock, par value $.01 per share;
    Authorized--1,000,000 shares; Issued--none..............            --                 --
  Common stock, par value $.01 per share;
    Authorized--50,000,000 shares; Issued--14,185,425 and
    14,914,472 shares, respectively.........................           142                149
  Additional paid-in capital................................        54,133             80,216
  Less common stock in treasury, at cost (551,046 shares at
    January 29, 2000).......................................            --            (17,734)
  Retained earnings.........................................         9,332             20,290
                                                                   -------           --------
    Total stockholders' equity..............................        63,607             82,921
                                                                   -------           --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................       $82,144           $184,040
                                                                   =======           ========

                See notes to consolidated financial statements.

                         DELIA*S INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

   FISCAL YEARS ENDED JANUARY 31, 1998, JANUARY 31, 1999 AND JANUARY 29, 2000

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          FISCAL
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
NET SALES...................................................  $113,049   $158,364   $190,772

COST OF SALES...............................................    57,811     78,368    108,148
                                                              --------   --------   --------

GROSS PROFIT................................................    55,238     79,996     82,624

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES................    47,943     71,711    124,339

MERGER RELATED COSTS (Note 3)...............................     1,614         --         --

RESTRUCTURING CHARGE (Note 14)..............................        --         --     23,668

GAIN ON SUBSIDIARY IPO AND SALE OF SUBSIDIARY STOCK.........        --         --    (78,117)

MINORITY INTEREST...........................................        --         --     (4,865)

INTEREST AND OTHER INCOME, NET..............................    (1,201)      (962)    (2,429)
                                                              --------   --------   --------

INCOME BEFORE PROVISION FOR INCOME TAXES....................     6,882      9,247     20,028

PROVISION FOR INCOME TAXES..................................     2,456      3,405      9,070
                                                              --------   --------   --------

NET INCOME..................................................  $  4,426   $  5,842   $ 10,958
                                                              ========   ========   ========

BASIC NET INCOME PER SHARE..................................  $   0.34   $   0.42   $   0.77
                                                              ========   ========   ========

DILUTED NET INCOME PER SHARE................................  $   0.34   $   0.41   $   0.71
                                                              ========   ========   ========

                See notes to consolidated financial statements.

                         DELIA*S INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

   FISCAL YEARS ENDED JANUARY 31, 1998, JANUARY 31, 1999 AND JANUARY 29, 2000

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                COMMON STOCK          ADDITIONAL                                        TOTAL
                                         --------------------------    PAID-IN     RETAINED   TREASURY              STOCKHOLDERS'
                                             SHARES         AMOUNT     CAPITAL     EARNINGS    STOCK      OTHER        EQUITY
                                         ---------------   --------   ----------   --------   --------   --------   -------------
BALANCE, JANUARY 31, 1997..............       12,315,127     $124      $20,886     $   211         --     $(197)       $21,024

Cancellation of common stock...........          (49,523)      (1)          (4)         --         --         5             --
Net proceeds from issuance of common
  stock in public offering.............        1,000,000       10       19,415          --         --        --         19,425
Issuance of common stock (Note 7)......           35,300       --          638          --         --        --            638
Payments to statutory dissenters
  (Note 3).............................               --       --         (730)         --         --        --           (730)
Payment of note receivable from
  stockholder..........................               --       --           --          --         --        50             50
Issuance of common stock in connection
  with acquisition (Note 3)............            5,000       --          108          --         --        --            108
Exercise of stock options..............            2,250       --           25          --         --        --             25
Issuance of common stock in
  satisfaction of Stock Appreciation
  Rights (Note 3)......................           10,760       --          233          --         --        --            233
Deferred compensation expense
  (Note 7).............................               --       --           --          --         --        92             92
Net income.............................               --       --           --       4,426         --        --          4,426
Adjustment to conform fiscal year of
  pooled company (Note 3)..............               --       --           --      (1,147)        --        --         (1,147)
                                         ---------------     ----      -------     -------    --------    -----        -------

BALANCE, JANUARY 31, 1998..............       13,318,914      133       40,571       3,490         --       (50)        44,144

Deferred compensation expense
  (Note 7).............................               --       --           --          --         --        50             50
Issuance of common stock in connection
  with acquisitions (Note 3)...........          817,501        8       13,242          --         --        --         13,250
Exercise of stock options..............           49,010        1          320          --         --        --            321
Net income.............................               --       --           --       5,842         --        --          5,842
                                         ---------------     ----      -------     -------    --------    -----        -------

BALANCE, JANUARY 31, 1999..............       14,185,425      142       54,133       9,332         --        --         63,607

Issuance of common stock in connection
  with acquisitions (Note 3)...........            5,000       --        1,396          --         --        --          1,396
Issuance of iTurf common stock for
  acquisition (Note 3).................               --       --        6,919          --         --        --          6,919
Cancellation of common stock
  (Note 3).............................          (33,784)      --         (608)         --         --        --           (608)
iTurf purchase of common stock
  (Note 1).............................          551,046        5       17,729          --    $(17,734)      --             --
Exercise of stock options..............          206,785        2        1,199          --         --        --          1,201
Tax effect of equity transactions......               --       --         (552)         --         --        --           (552)
Net income.............................               --       --           --      10,958         --        --         10,958
                                         ---------------     ----      -------     -------    --------    -----        -------

BALANCE, JANUARY 29, 2000..............       14,914,472     $149      $80,216     $20,290    $(17,734)   $  --        $82,921
                                         ===============     ====      =======     =======    ========    =====        =======

                See notes to consolidated financial statements.

                         DELIA*S INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

   FISCAL YEARS ENDED JANUARY 31, 1998, JANUARY 31, 1999 AND JANUARY 29, 2000
                                 (IN THOUSANDS)

                                                                          FISCAL
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
OPERATING ACTIVITIES:
  Net income................................................  $  4,426   $  5,842   $ 10,958
  Adjustment to conform fiscal year of pooled company.......    (1,147)        --         --
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Depreciation............................................       656      2,128      4,133
    Amortization of intangibles.............................       201        549      2,270
    Restructuring charge....................................        --         --     24,168
    Gain on subsidiary IPO and sale of subsidiary stock.....        --         --    (78,117)
    Minority interest.......................................        --         --     (4,865)
    Deferred taxes..........................................      (514)       985     11,953
    Amortization of investments.............................       204        160       (473)
    Compensation expense related to restricted stock and
     stock appreciation rights..............................       325         50         --
    Loss on disposition of fixed assets.....................        85         --         --
  Changes in operating assets and liabilities:
    Merchandise inventories.................................    (4,228)    (6,888)    (7,590)
    Prepaid expenses and other current assets...............    (2,940)    (7,176)    (3,888)
    Other assets............................................      (130)    (1,007)       (71)
    Current liabilities.....................................     9,317     (4,023)     5,111
    Long-term liabilities...................................       296        142        (49)
                                                              --------   --------   --------
Net cash provided by (used in) operating activities.........     6,551     (9,238)   (36,460)
INVESTING ACTIVITIES:
  Capital expenditures......................................    (4,839)    (6,158)   (21,009)
  Purchase of investment securities:
    Held-to-maturity........................................   (62,782)        --    (73,952)
    Available-for-sale......................................   (49,501)   (46,513)        --
  Other investments.........................................        --         --     (1,000)
  Proceeds from maturity or sale of investment securities:
    Held-to-maturity........................................    32,555     30,024     31,508
    Available-for-sale......................................    42,450     53,404         --
  Acquisition of businesses, net of cash acquired...........      (843)   (15,203)      (547)
                                                              --------   --------   --------
Net cash provided by (used in) investing activities.........   (42,960)    15,554    (65,000)
FINANCING ACTIVITIES:
  Net proceeds from issuance of dELiA*s common stock........    20,063         --         --
  Net proceeds from issuance of subsidiary common stock.....        --         --     97,496
  Disposition of subsidiary stock...........................        --         --     14,090
  Exercise of stock options.................................        23        321      1,201
  Borrowings (repayments) under line of credit agreement....      (503)        --      3,000
  Principal payments on long-term debt and capital lease
    obligations.............................................      (406)      (141)      (323)
                                                              --------   --------   --------
Net cash provided by financing activities...................    19,177        180    115,464
                                                              --------   --------   --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............   (17,232)     6,496     14,004
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............    21,717      4,485     10,981
                                                              ========   ========   ========
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $  4,485   $ 10,981   $ 24,985
                                                              ========   ========   ========
SUPPLEMENTARY CASH FLOW INFORMATION:
  Income taxes paid.........................................  $  1,738   $  3,328   $     80
                                                              ========   ========   ========
  Interest paid.............................................  $    255   $     13   $    615
                                                              ========   ========   ========

NON-CASH INVESTING AND FINANCING ACTIVITIES--Issuance of stock for acquisitions--See Note 3.

                See notes to consolidated financial statements.

                         DELIA*S INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                JANUARY 29, 2000

1.  BUSINESS AND BASIS OF PRESENTATION

    dELiA*s Inc., through our catalogs, retail stores and Web sites, is a leading marketer of casual apparel, accessories and soccer merchandise to young men and women between the ages of 10 and 24, an age group known as "Generation Y."

    On April 14, 1999, we completed an initial public offering of approximately 28% of the common stock of iTurf Inc., our Internet-focused subsidiary. iTurf used $17.7 million of the total $97.4 million in net offering proceeds to purchase from us 551,046 shares of our common stock, which we treat as treasury stock in consolidation. In connection with the offering, we recognized a pre-tax gain of approximately $70.0 million. During the fourth quarter of fiscal 1999, we sold an additional 1,075,000 shares of iTurf stock for cash and recorded a related gain of $8.0 million. As a result of these transactions and iTurf's acquisition of T@ponline.com for stock (see Note 3), we owned 90% of the vote and 60% of the value of iTurf as of January 29, 2000. Subsequently, our interest in iTurf has been reduced as a result of iTurf's February 2000 acquisition of theSpark.com. (See Note 15.)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    FISCAL YEAR--Any reference in this report to a particular fiscal year after 1998 is to the year ended on the Saturday closest to January 31 following the corresponding calendar year. For example, "fiscal 1999" means the period from February 1, 1999 to January 29, 2000. Any reference in this report to a particular fiscal year before 1999 is to the year ended January 31 following the corresponding calendar year. For example, "fiscal 1998" means the period from February 1, 1998 to January 31, 1999.

    PRINCIPLES OF CONSOLIDATION--Our condensed consolidated financial statements include the accounts of dELiA*s and subsidiaries, all of which, except iTurf, were wholly owned for all periods presented. The accounts of iTurf are included in the consolidated financial statements while the outside ownership of iTurf is reflected as minority interest on the balance sheet and income statement. All significant intercompany balances and transactions have been eliminated in consolidation.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in our financial statements and footnotes thereto. Actual results could differ from those estimates.

    STATEMENTS OF CASH FLOWS--We consider all highly liquid investments with maturities of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. Non-cash investing and financing activities include the issuance of common stock for acquisitions as described in Note 3.

    RECLASSIFICATIONS--Certain amounts have been reclassified to conform to the current period presentation.

    REVENUE RECOGNITION--Revenue is recognized when merchandise is shipped to customers or at the point of sale for retail sales. iTurf's advertising and sponsorship revenue is recognized at either the ratio of impressions delivered to total guaranteed impressions or on a straight-line basis over the term of the contract provided that iTurf does not have any significant obligations remaining. Sales of iTurf's advertising inventory by third parties under revenue-sharing arrangements are recorded at the amounts reported by the revenue-sharing partners, which are net of agreed-upon commission fees, when the advertising has been provided. When iTurf licenses the use of our brands, content or other intangible

                         DELIA*S INC. AND SUBSIDIARIES

                                JANUARY 29, 2000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) assets to third parties for specific projects, rather than for a period of time, licensing revenue is recognized upon fulfillment of all material contractual obligations. Subscription revenue related to DiscountDomain.com, iTurf's membership based discount shopping service, is billed monthly, subsequent to the earlier of a customer's first purchase or one month from the date of initial subscription. Subscriptions are cancelable at any time and revenue is recognized on a monthly basis. We do not incur any direct costs associated with advertising, licensing or subscription revenue. Accordingly, all indirect expenses incurred in connection with these revenue sources are included in operating expenses. We accrue a sales return allowance in accordance with our return policy for estimated returns of merchandise subsequent to the balance sheet date that relate to sales prior to the balance sheet date. At January 31, 1999 and January 29, 2000, the sales return allowance was $681,000 and $604,000, respectively. These amounts are included in other current liabilities.

    INVESTMENTS--Our short-term and long-term investments consist of debt and equity securities, principally instruments of the U.S. Government and its agencies, of municipalities and of short-term mutual municipal and corporate bond funds.

    Securities that may be sold as part of our asset management strategy, in response to or in anticipation of changes in interest rates, or for other similar factors, were classified as available-for-sale and carried at fair value. Unrealized holding gains and losses on such securities were reported net of related taxes, if any, as a separate component of stockholders' equity. Securities that we have the ability and positive intent to hold to maturity are classified as held- to-maturity and carried at amortized cost. Realized gains and losses on sales of securities are reported in earnings and computed using the specific identification cost basis.

    MERCHANDISE INVENTORIES--Merchandise inventories, which are primarily finished goods, are stated at the lower of cost (determined on a first-in, first-out basis) or market value.

    CATALOG COSTS--Catalogs costs, which primarily consist of catalog production and mailing costs, are capitalized and amortized over the expected life of the related future revenue stream, which principally covers three to five months from the date catalogs are mailed. We account for catalog costs in accordance with AICPA Statement of Position ("SOP") 93-7, "Reporting on Advertising Costs." SOP 93-7 requires that expense relating to capitalized advertising costs should be computed using the ratio of current period revenues for the catalog cost pool to the total of current and estimated future period revenues for that catalog cost pool. Deferred catalog costs as of January 31, 1999 and January 29, 2000 were $6.4 million and $5.9 million, respectively. Catalog costs, which are included in selling, general and administrative expenses, were $22.6 million, $31.0 million and $40.1 million for fiscal 1997, 1998 and 1999, respectively.

    ADVERTISING COSTS--Advertising expenses that are not direct-response catalog costs are expensed as incurred. For fiscal 1999, such expenses amounted to $10.6 million and related primarily to iTurf.

    LONG-LIVED ASSETS--In accordance with the Statement of Financial Accounting Standards Board ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (on an undiscounted basis) expected to be

                         DELIA*S INC. AND SUBSIDIARIES

                                JANUARY 29, 2000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) generated by the asset. If such assets are considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

    GOODWILL AND OTHER ASSETS--Goodwill and costs related to trademarks and licenses are amortized on a straight-line basis over their expected useful lives, which range from five to 30 years. Significant changes to intangible assets are described in Notes 3 and 14. Accumulated amortization at January 31, 1999 and January 29, 2000 was approximately $570,000 and $2,289,000, respectively.

    INCOME TAXES--We use the liability method of accounting for income taxes, whereby deferred income taxes are provided on items recognized for financial reporting purposes over different periods than for income taxes purposes. Valuation allowances are provided when the expected realization of tax assets does not meet a more likely than not criteria. Deferred income tax assets and liabilities are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." See Note 6.

    RECOGNITION OF GAIN ON ISSUANCE OF SUBSIDIARY STOCK--In accordance with the SEC Staff Accounting Bulletin "Accounting for Sales of Stock by a Subsidiary," dELiA*s recorded a gain on the issuance of subsidiary stock transaction for the excess of the offering price per share over the carrying amount where the sale of such shares by a subsidiary is not a part of a broader corporate reorganization contemplated or planned by the registrant. During the fourth quarter of fiscal 1999, we announced our intention to spin off our iTurf interest to our shareholders. Accordingly, no gain was recognized or will be recognized in connection with subsequent issuances of iTurf stock.

    STOCK-BASED COMPENSATION--We grant stock options for a fixed number of shares to certain employees with an exercise price generally equal to the fair value of the shares at the date of grant. We account for stock options in accordance with Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," and, accordingly, do not recognize compensation expense. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation," which provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation. As permitted by SFAS No. 123, the Company continues to account for stock-based compensation in accordance with APB Opinion No. 25 and has elected the pro forma alternative of SFAS No. 123. (See Note 12.)

    COMPUTATION OF HISTORICAL NET INCOME (LOSS) PER SHARE--We calculate earnings per share in accordance with SFAS No. 128, "Computation of Earnings Per Share" and SEC Staff Accounting Bulletin No. 98. Accordingly, basic earnings per share is computed using the weighted average number of common and dilutive common stock equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options (using the treasury stock method.) Common equivalent shares are excluded from the calculation if their effect is anti-dilutive.

    RECENT ACCOUNTING PRONOUNCEMENTS--In June 1999, the Financial Accounting Standards Board approved deferral of Statement No. 133--"Accounting for Derivative Instruments and Hedging Activities," which we are required to adopt in fiscal year beginning February 2001. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. We do not

                         DELIA*S INC. AND SUBSIDIARIES

                                JANUARY 29, 2000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) expect our adoption of SFAS No. 133 to have a material impact on our consolidated position, results of operations and cash flows.

3.  ACQUISITIONS

TSI SOCCER CORPORATION

    On December 10, 1997, dELiA*s acquired TSI Soccer Corporation in a transaction accounted for as a pooling of interests. In connection with the TSI transaction, we issued an aggregate of 308,687 shares of our common stock, including 297,927 shares to certain shareholders of TSI and 10,760 shares to employees of TSI pursuant to a "change of control" provision in TSI's stock appreciation rights plan. We also made cash payments of approximately $730,000 to former stockholders of TSI. The $730,000 of cash payments, which were made to stockholders exercising statutory dissenters rights, was recorded by dELiA*s as a reduction in equity. These dissenting stockholders held 104,737 shares (or 9.2% of the outstanding shares) out of an aggregate of 1,134,411 shares of TSI outstanding immediately prior to consummation of the acquisition. None of these dissenting stockholders received consideration other than the cash referred to above. The holders of the remaining outstanding shares (or 90.8% of the outstanding shares) of TSI received only dELiA*s common stock as consideration for their TSI shares, other than cash payments of approximately $137 made for fractional shares. In accordance with pooling-of-interests accounting, we have restated our prior financial statements and information to include TSI as if the companies had been combined for all periods presented.

    Prior to the acquisition, TSI's fiscal year ended on December 31. For fiscal 1997, the combined companies reported on the basis of dELiA*s fiscal year. Accordingly, our Consolidated Statement of Income for the fiscal year ended January 31, 1998 includes the results of TSI for the year ended December 31, 1997. As a result, TSI's operations for the one-month period ended January 31, 1998 are not reflected in our Consolidated Statements of Income and Cash Flows for the year ended January 31, 1998. TSI's operating results for the one-month period ended January 31, 1998, comprising of total revenues and a net loss of approximately $1.0 million and $1.1 million respectively, are reflected as an adjustment to retained earnings. The results for this one-month period reflect no unusual items and the seasonal nature of the business.

    Merger related costs totaling $1.6 million included professional fees and costs related to the consolidation of distribution facilities, the write-off of property and equipment and cancellation of contracts.

    The table below sets forth the unaudited separate and combined results of dELiA*s and TSI for the fiscal year ended January 31, 1998.

                                                 TOTAL REVENUES   NET INCOME (LOSS)
                                                 --------------   -----------------
dELiA*s........................................   $ 86,610,000       $ 5,861,000
TSI............................................     26,439,000        (1,435,000)
                                                  ------------       -----------
Total..........................................   $113,049,000       $ 4,426,000
                                                  ============       ===========

                         DELIA*S INC. AND SUBSIDIARIES

                                JANUARY 29, 2000

3.  ACQUISITIONS (CONTINUED)
GURL, INTERACTIVE INC.

    On December 17, 1997, a wholly-owned subsidiary of dELiA*s acquired the net assets of gURL, Interactive Inc., an interactive entertainment Web site, for cash, 5,000 shares of dELiA*s common stock and rights to receive an additional 5,000 shares in fiscal 1998 and 5,000 in fiscal 1999 subject to the satisfaction of certain performance targets. Such targets were achieved prior to fiscal 1999 and the value of the shares subsequently issued was recorded as increases to goodwill and stockholder's equity at the time of achievement. The acquisition was accounted for by the purchase method and the results of the operations of the acquired business have been included in the consolidated financial statements since the date of acquisition. Our operating results would not have been materially different on a pro forma basis assuming the acquisition had occurred on the first day of each fiscal year reported.

THE SCREEEM! BUSINESS

    In July 1998, dELiA*s, through two wholly-owned subsidiaries, acquired assets located in 26 retail stores operated under the Screeem! and Jean Country names, as well as the leases for such stores and several related trademarks (together, the "Screeem! Business") from American Retail Enterprises, L.P. The purchase price for the acquisition consisted of $10.0 million in cash and 946,756 shares of dELiA*s Inc. common stock.

    The total 946,756 shares issued for the acquisition includes the original issuance of 812,501 shares in fiscal 1998 as well as an additional issue of 168,039 shares in February 2000 net of the cancellation in fiscal 1999 of 33,784 shares for a working capital adjustment. The $1.4 million value of the shares issued in February 2000 was recorded as an increase to goodwill and an adjustment to stockholder's equity in fiscal 1999 as the contingencies relating to such issuance had been satisfied by January 29, 2000. The acquisition was accounted for as a purchase. Accordingly, the operating results of the Screeem! Business have been included in our consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair market value of net assets acquired of $20.2 million was allocated to goodwill and was being amortized over thirty years. During fiscal 1999, we recorded a restructuring charge in connection with our plan to exit the Screeem! and Jean Country retail operations which included the write-off of the related goodwill. See Note 14.

    On a pro forma basis, assuming the acquisition had occurred on the first day of each fiscal year, our net sales, net income and diluted earnings per share would have been approximately $147.8 million, $5.6 million and $0.41, respectively, for the year ended January 31, 1998 and $172.9 million, $4.7 million and $0.32, respectively, for the year ended January 31, 1999. These results are presented for informational purposes only and do not necessarily represent results which would have occurred nor are they indicative of future results of combined operations.

ASSETS OF FULCRUM DIRECT, INC.

    In September 1998, dELiA*s acquired certain assets from the estate of Fulcrum Direct, Inc. for approximately $4.75 million in cash. The primary assets included the trademarks and customer lists for the ZOE, STORYBOOK HEIRLOOMS, PLAYCLOTHES, AFTER THE STORKand JUST FOR KIDS catalogs. We also purchased selected inventory and assumed certain Storybook Heirlooms customer refund liabilities. The acquisition has been accounted for as a purchase with the operating results of the acquired business

                         DELIA*S INC. AND SUBSIDIARIES

                                JANUARY 29, 2000

3.  ACQUISITIONS (CONTINUED)
included in our consolidated financial statements since the date of acquisition and the excess of the aggregate purchase price over the fair market value of net assets acquired allocated to goodwill. Our operating results would not have been materially different on a pro forma basis assuming the acquisition had occurred on the first day of each fiscal year reported.

T@PONLINE.COM

    On September 1, 1999, iTurf acquired T@ponline.com, Inc. which hosts a leading global Internet portal Web site with information and community services directed at college and university students. The aggregate consideration paid consisted of 1,586,996 newly issued shares of iTurf Class A common stock. The transaction was accounted for under the purchase method of accounting with the operating results of the acquired business included in our consolidated financial statements since the date of acquisition and the excess of the aggregate purchase price over the fair market value of net assets acquired of $19.0 million allocated to goodwill. The goodwill is being amortized over five years. In connection with this issuance of our subsidiary's common stock, we recorded a deferred gain of $6.9 million to additional paid in capital.

4.  PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and are depreciated on the straight-line method over the estimated useful lives or, for leasehold improvements, the shorter of the estimated useful lives or the remaining term of the lease. Major classes of property and equipment are as follows:

                                                   ESTIMATED USEFUL
                                                        LIVES         JANUARY 31, 1999   JANUARY 29, 2000
                                                   ----------------   ----------------   ----------------
Furniture, fixtures and equipment................    5-10 years          $10,862,000        $20,233,000
Leasehold improvements...........................  Term of lease           4,871,000         15,564,000
Building.........................................     40 years                    --          5,448,000
Land.............................................       n/a                       --            873,000
                                                                         -----------        -----------
Total--at cost...................................                         15,733,000         42,118,000
Less accumulated depreciation....................                          3,191,000          6,635,000
                                                                         -----------        -----------
Total property and equipment--net................                        $12,542,000        $35,483,000
                                                                         ===========        ===========

                         DELIA*S INC. AND SUBSIDIARIES

5.  LONG-TERM DEBT AND CREDIT FACILITIES

    On August 6, 1999, we purchased for $6.2 million an approximately 400,000 square foot distribution facility in Hanover, Pennsylvania, the majority of which space we previously leased. We borrowed $5.3 million from Allfirst Bank in the form of a mortgage loan on the property to pay for $5.0 million of the purchase price and $300,000 of planned capital improvements. We are subject to certain covenants under the loan agreement, including a covenant to maintain a fixed charge coverage ratio. On August 10, 1999 we entered into an interest-rate swap agreement with Allfirst Bank under which we effectively converted the LIBOR-based variable interest rate mortgage to a fixed rate loan with an interest rate of approximately 8.78%. At January 29, 2000, the principal balance on the mortgage was $5.3 million. The mortgage principal payments at January 29, 2000 for the next five fiscal years are summarized as follows:
2000--$105,000; 2001--$114,000; 2002--$125,000; 2003--$136,000; and
2004--$149,000.

    dELiA*s had no long-term debt balances at January 31, 1999.

    During fiscal 1999, we borrowed a total of $9.0 million under our credit facility with First Union National Bank. By January 29, 2000, we had repaid
$6.0 million so the remaining balance was $3.0 million, all of which is classified as current. The facility consisted of a revolving line of credit permitting us to borrow up to $25 million and provided for the issuance of documentary and standby letters of credit up to $10 million. At both
January 31, 1999 and January 29, 2000, outstanding letters of credit were $1.3 million. Our obligations under the Credit Agreement were secured by a lien on substantially all of our assets, except certain real property and the assets of iTurf. Our ability to continue to borrow under the credit agreement was contingent on a number of conditions including our compliance with tangible net worth, fixed charge coverage ratio and debt to cash flow covenants. In addition, amounts outstanding under the facility were limited to specified percentages of the value of our eligible inventory as determined under the credit agreement. At our option, borrowings under this facility bore interest at First Union National Bank's prime rate or at LIBOR plus 200 basis points. The Credit Agreement contained certain covenants and default provisions customary for credit facilities of this nature, including limitations on our payment of dividends. A fee of 0.375% per year was assessed monthly on the unused portion of the line of credit.

    There were no funds borrowed under our credit agreements during fiscal 1998.

    Subsequent to January 29, 2000, we entered into an Amended and Restated Credit Agreement with Congress Financial Corporation that amends and restates the terms of our First Union facility. See Note 15.

    During fiscal 1999, interest expense was $670,000.

                         DELIA*S INC. AND SUBSIDIARIES

6.  INCOME TAXES

    The provision for income taxes is comprised of the following:

                                                           FISCAL 1997   FISCAL 1998   FISCAL 1999
                                                           -----------   -----------   -----------
Federal:.................................................  $2,262,000    $1,700,000    $(2,463,000)
  Current................................................    (498,000)      918,000     13,185,000
  Deferred...............................................
State and local:.........................................
  Current................................................     694,000       575,000             --
  Deferred...............................................      (2,000)      212,000     (1,652,000)
                                                           ----------    ----------    -----------
Total provision (benefit)................................  $2,456,000    $3,405,000    $ 9,070,000
                                                           ==========    ==========    ===========

    The effective income tax rates differed from the federal statutory income tax rates as follows:

                                                           FISCAL 1997   FISCAL 1998   FISCAL 1999
                                                           -----------   -----------   -----------
Federal taxes at statutory rates.........................  $2,340,000    $3,144,000    $6,810,000
State and local taxes net of federal benefit.............     451,000       519,000    (1,090,000)
iTurf valuation allowance................................          --            --     4,777,000
Minority interest........................................          --            --    (1,646,000)
Tax-exempt interest income...............................    (346,000)     (252,000)           --
Other....................................................      11,000        (6,000)      219,000
                                                           ----------    ----------    ----------
                                                           $2,456,000    $3,405,000    $9,070,000
                                                           ==========    ==========    ==========

                         DELIA*S INC. AND SUBSIDIARIES

6.  INCOME TAXES (CONTINUED)
    The significant components of our net deferred tax assets are as follows:

                                                              JANUARY 31, 1999   JANUARY 29, 2000
                                                              ----------------   ----------------
DEFERRED TAX ASSETS:
Inventory reserves..........................................     $  611,000        $  1,043,000
Net operating loss..........................................        595,000           7,510,000
Uniform capitalization--inventories.........................        523,000             594,000
Reserves and accruals.......................................        348,000             385,000
Sales return allowance......................................        277,000             156,000
Accrued restructuring.......................................             --           9,707,000
Stock option deduction......................................             --           1,534,000
Property and equipment......................................             --             224,000
Valuation allowance.........................................             --          (7,795,000)
Other.......................................................         94,000           1,043,000
                                                                 ----------        ------------
Total deferred tax assets...................................      2,448,000          14,401,000
DEFERRED TAX LIABILITIES:
Catalog costs...............................................     (2,296,000)         (2,015,000)
Property and equipment......................................        (37,000)                 --
Gain on subsidiary IPO......................................             --         (24,125,000)
Other.......................................................             --             (99,000)
                                                                 ----------        ------------
Total deferred tax liabilities..............................     (2,333,000)        (26,239,000)
                                                                 ----------        ------------
NET DEFERRED TAX ASSETS (LIABILITIES).......................     $  115,000        $(11,838,000)
                                                                 ==========        ============

    dELiA*s had a net operating loss carryover ("NOL") of approximately
$1.4 million at January 29, 2000 representing the separate company loss of TSI existing at the date of acquisition. Although this NOL is subject to limitations under provisions of the Internal Revenue Code, we expect to fully utilize this NOL in future periods. The NOL expires in 2012.

    During fiscal 1999, we generated a NOL of approximately $12.2 million related to our iTurf subsidiary. This NOL expires in 2020. In addition, a state NOL of approximately $22.1 million was established in connection with the Screeem! restructuring. We have established a valuation allowance of $7.8 million against the federal NOL and a portion of the state NOL.

7.  STOCKHOLDERS' EQUITY

    During the fiscal year ended January 31, 1997, Class B restricted membership interests were granted to certain employees at no cost to these employees. The cost of restricted membership interests, based upon their $217,000 fair market value at the award date, was credited to stockholders' equity and was amortized against earnings over the vesting period of 30 months. Deferred compensation expense recognized during the fiscal years ended January 31, 1998 and 1999 was $92,000 and $50,000, respectively. Immediately prior to our initial public offering in December 1996, the Class B restricted membership interests converted into 704,474 shares of restricted dELiA*s Inc. common stock. During the fiscal year ended January 31, 1998, TSI issued 134,409 additional shares of TSI common stock. Of the 134,409 shares issued, 23,834 shares were used to repay $113,400 of subordinated unsecured notes payable to TSI stockholders. Net proceeds from the sale of the balance

                         DELIA*S INC. AND SUBSIDIARIES

7.  STOCKHOLDERS' EQUITY (CONTINUED)
of 110,575 shares at $4.75 per share were used principally to fund working capital. The 134,409 shares of TSI common stock were exchanged for 35,300 shares of dELiA*s common stock in the TSI acquisition. See Note 3.

    During fiscal 1999, additional paid-in capital was increased $1.8 million for the tax effect of stock option exercises and decreased $2.4 million for the tax effect of the issuance of iTurf common stock in connection with the OnTap acquisition.

8.  EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per share:

                                                        FISCAL 1997   FISCAL 1998   FISCAL 1999
                                                        -----------   -----------   -----------
Net income............................................  $ 4,426,000   $ 5,842,000   $10,958,000
                                                        ===========   ===========   ===========
Weighted-average shares...............................   12,941,000    13,779,000    14,315,000
Effect of dilutive securities:
  Stock options.......................................      142,000       492,000       948,000
  Contingent stock--acquisitions                                 --        47,000       117,000
                                                        -----------   -----------   -----------
Denominator for diluted earnings per share (adjusted
  weighted-average and assumed conversions)...........   13,083,000    14,318,000    15,380,000
                                                        ===========   ===========   ===========
Basic net income per share............................  $      0.34   $      0.42   $      0.77
                                                        ===========   ===========   ===========
Diluted net income per share..........................  $      0.34   $      0.41   $      0.71
                                                        ===========   ===========   ===========

    For fiscal 1997, 1998 and 1999, options to purchase 7,000, 165,000 and 883,000 shares, respectively, were outstanding at the end of the period but not included in the computation of diluted earnings per share because their effect would have been antidilutive.

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value amounts reported in our balance sheets for cash and cash equivalents and long-term debt approximate fair values. Except for iTurf's
$1.0 million investment in a start-up Internet company that is accounted for on the cost method, our total investments of $43.9 million represents iTurf's debt securities that are classified as held-to-maturity and carried at amortized cost. The fair value of our debt security investments at January 29, 2000 is $42.7 million based on quotes obtained from brokers for those instruments while the market value of our other investment is believed to approximate cost.

                         DELIA*S INC. AND SUBSIDIARIES

10.  COMMITMENTS AND CONTINGENCIES

LEASES

    As of January 29, 2000, dELiA*s was obligated under various long-term non-cancelable leases for office, retail, and warehouse and distribution space and equipment requiring minimum annual rental payments in future periods as follows:

FISCAL                                                CAPITAL LEASES   OPERATING LEASES      TOTAL
------                                                --------------   ----------------   -----------
2000................................................    $  614,000       $ 7,003,000      $ 7,617,000
2001................................................       614,000         5,870,000        6,484,000
2002................................................       544,000         5,499,000        6,043,000
2003................................................       521,000         5,537,000        6,058,000
2004................................................       130,000         5,356,000        5,486,000
2005 and thereafter.................................            --        22,129,000       22,129,000
                                                        ----------       -----------      -----------
Minimum lease payments..............................    $2,423,000       $51,394,000      $53,817,000
                                                        ==========       ===========      ===========

    The total minimum payments for capital leases include approximately $200,000 for imputed interest which reduces the total future payments to $2.2 million present value. Amortization of assets recorded under capital leases is classified as depreciation expense.

    Our retail store leases typically include contingent rent clauses that will result in higher payments if the store sales exceed expected levels. Some of our operating leases also include renewal options and escalation clauses with terms that are similar to our current leases and typical for the industry. In addition, we are obligated to pay a proportionate share of increases in real estate taxes and other occupancy costs for space covered by our operating leases. Rent expense for the fiscal years ended January 31, 1998, January 31, 1999 and January 29, 2000 was $2.1 million, $4.9 million and $10.3 million, respectively.

BENEFIT PLAN

    During fiscal 1999, dELiA*s began a 401(k) retirement plan covering all eligible employees. Under the plan, employees can defer 1% to 15% of compensation. We may make matching contributions on a discretionary basis. The employee's contribution is 100% vested and the employer's matching contribution vests over a five-year period. The new plan replaces a similar plan previously offered to employees of TSI. The employer's contribution was $13,000, $24,000 and $46,000 in fiscal 1997, 1998 and 1999, respectively.

INTERNET MARKETING ALLIANCES

    In May 1999, iTurf entered into a strategic marketing alliance with America Online, Inc. Over the two-year term of the agreement, iTurf has agreed to pay America Online a total of approximately $8.1 million, of which $5.0 million was paid as of January 29, 2000.

    In August 1999, iTurf entered into a strategic marketing alliance with Microsoft Corporation. Over the one-year term of the agreement, iTurf has agreed to pay Microsoft a total of at least $4.6 million, of which approximately
$2.0 million was paid as of January 29, 2000.

                         DELIA*S INC. AND SUBSIDIARIES

10.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
INTERNET MARKETING ALLIANCES (CONTINUED)

    In connection with the September 1999 T@ponline transaction, iTurf entered into a marketing alliance with MarketSource Corporation, which is owned by certain of the sellers of T@ponline, to promote our network of sites through MarketSource's offline marketing channels. iTurf has committed to purchasing approximately $6.5 million in promotional opportunities through these channels over the next three years. Of this amount, $1.5 million was paid as of January 29, 2000.

LITIGATION

    In 1999, two separate purported securities class action lawsuits were filed against us and certain of our officers and directors and one former officer of a subsidiary. The original complaints were filed in Federal District Court for the Southern District of New York by Allain Roy on June 1, 1999 and by Lorraine Padgett on June 3, 1999. The suits were consolidated into a single class action and an amended and consolidated complaint was filed on March 22, 2000. The complaint in this lawsuit purports to be a class action on behalf of the purchasers of our securities during the period January 20, 1998 through September 10, 1998. The complaint generally alleges that the defendants violated
Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder by making material misstatements and by failing to disclose certain allegedly material information regarding trends in our business. The complaint also alleges that the individual defendants are liable for those violations under
Section 20(a) of the Securities Exchange Act. The complaint seeks unspecified damages, attorneys' and experts' fees and costs, and such other relief as the court deems proper. On April 14, 2000, dELiA*s Inc. and the other named defendants filed a motion to dismiss the lawsuit. Since that date, we are not aware of any changes in the status of the lawsuit.

    We intend to vigorously defend against these actions. Based upon information presently known to management, we do not believe that the ultimate resolution of these lawsuits will have a material adverse effect on our financial condition, results of operations or cash flow.

OTHER

    In connection with our acquisition of the distribution facility, we hired an environmental consultant to perform an assessment of the facility. As a result of that assessment, the seller of the property performed certain soil remediation and created a groundwater remediation plan, each relating to the presence of underground fuel oil, waste oil and gasoline tanks located on the property and subsequently removed by the seller. The Pennsylvania Department of Environmental Protection has released the seller from liability with respect to soil contamination and has approved the ground water remediation plan. The seller has set funds aside in escrow to cover up to $250,000 in ground water remediation costs. We do not believe that the environmental conditions at the facility will have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

11.  SEGMENTS

    dELiA*s determines operating segments in accordance with Statement of Financial Accounting Standards No. 131. Our reportable segments are generally defined by their method of distribution; different segments may offer similar products to similar customers, but are managed separately because of their distribution methods. Commencing in fiscal 1999, dELiA*s has three reportable segments:

                         DELIA*S INC. AND SUBSIDIARIES

11.  SEGMENTS (CONTINUED)
catalog, retail and iTurf. Each of these segments earns revenues primarily from the sale of apparel, accessories and soccer equipment to consumers. The catalog segment takes phone and mail orders from our customers and mails merchandise directly to those customers. Our retail stores display merchandise in mall and strip mall stores and sell directly to customers who visit those locations. iTurf sells merchandise through our various Web sites and also recognizes advertising, subscription and licensing revenues. Sales outside of the United States are insignificant.

    We evaluate performance and allocate resources primarily based on profit and loss after expense allocations for shared resources but before unusual items, income taxes, interest and other income and minority interest. There are no material differences between accounting policies used by the reportable segments in preparation of this information and those described in the summary of significant accounting policies in this report.

    In connection with the iTurf initial public offering in April 1999, dELiA*s and iTurf entered into intercompany agreements that govern the transactions between iTurf and the other segments. Intercompany profit or loss generated by such agreements is eliminated in consolidation. For transactions between the other segments, and for transactions involving iTurf prior to its initial public offering, inter-segment product sales are recorded at cost and shared costs are allocated on a basis believed by management to be reasonable.

    The segment disclosure for fiscal 1997 and 1998 has been restated to reflect the operating segments as defined for fiscal 1999. (in thousands)

                                                       CATALOG     RETAIL     ITURF      TOTAL
                                                       --------   --------   --------   --------
FISCAL 1997
Revenues from external customers.....................  $104,020   $  8,895   $    134   $113,049
Operating profit (loss)..............................     7,301     (1,571)       (49)     5,681

                                                       CATALOG     RETAIL     ITURF      TOTAL
                                                       --------   --------   --------   --------
FISCAL 1998
Revenues from external customers.....................  $116,322   $ 38,028   $  4,014   $158,364
Operating profit.....................................     6,238      1,226        821      8,285
Property & equipment, net, at year-end...............     7,118      5,010        414     12,542

                                                       CATALOG     RETAIL     ITURF      TOTAL
                                                       --------   --------   --------   --------
FISCAL 1999
Revenues from external customers.....................  $111,275   $ 54,676   $ 24,821   $190,772
Operating loss.......................................   (12,675)   (11,643)   (17,397)   (41,715)
Property & equipment, net, at year-end...............    16,416     15,781      3,286     35,483

                                                               FISCAL     FISCAL     FISCAL
                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Operating profit (loss) for reportable segments.............  $ 5,681     $8,285    $(41,715)
Restructuring charge (Note 14)..............................       --         --      23,668
Gain on subsidiary IPO and sale of subsidiary stock.........       --         --     (78,117)
Minority interest...........................................       --         --      (4,865)

                         DELIA*S INC. AND SUBSIDIARIES

11.  SEGMENTS (CONTINUED)

                                                               FISCAL     FISCAL     FISCAL
                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Interest and other income, net..............................   (1,201)      (962)     (2,429)
                                                              -------     ------    --------
Total income before taxes...................................  $ 6,882     $9,247    $ 20,028
                                                              =======     ======    ========

                                                              JANUARY 31, 1999   JANUARY 29, 2000
                                                              ----------------   ----------------
                                                                        (IN THOUSANDS)
Property and equipment for reportable segments..............       $12,542           $ 35,483
Other assets................................................        69,602            148,557
                                                                   -------           --------
Total consolidated assets...................................       $82,144           $184,040
                                                                   =======           ========

12.  STOCK OPTIONS

    Prior to our initial public offering, we approved and adopted the 1996 Stock Incentive Plan. Such plan was amended and restated in July 1998. On December 1, 1998, our board of directors approved and adopted the 1998 Stock Incentive Plan. The 1996 Stock Incentive Plan, as amended, and the 1998 Stock Incentive Plan (collectively, the "Incentive Plans") provide for the following types of awards to eligible employees: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights, in tandem with stock options or freestanding; and (iii) restricted stock. Awards may be granted singly, in combination or in tandem, as determined by a committee of our board of directors. The maximum number of shares of common stock that may be issued pursuant to the Incentive Plans is 3,500,000. The maximum number of shares of common stock subject to each of the stock options or stock appreciation rights that may be granted to any individual under the Incentive Plans is 200,000 for each fiscal year under the 1996 Stock Incentive Plan, as amended, and 400,000 under the 1998 Stock Incentive Plan. If a stock appreciation right is granted in tandem with a stock option, it shall apply against the individual limits for both stock options and stock appreciation rights, but only once against the maximum number of shares available under the Incentive Plans.

    An executive is party to a stock option agreement with us pursuant to which the Company granted such executive an option to purchase up to an aggregate of 250,000 shares of our common stock at an exercise price of $11.00 per share, the fair market value on the date of grant. The option becomes exercisable as to 50,000 shares on each of July 21, 1997, 1998, 1999, 2000 and 2001.

    On June 22, 1998 and September 15, 1998, in an effort to retain employees at a time when a significant percentage of employee stock options had exercise prices that were above fair market value, we reduced the exercise price of outstanding common stock options held by our employees, consultants and directors to the fair market value per share as of the date of the reduction in price. All options maintained the same vesting and expiration terms. Not all grants to officers were repriced. Executive officers forfeited a portion of prior grants in connection with the repricing.

    On September 16, 1998, two employees and a financial advisor were granted options to purchase stock in a wholly-owned subsidiary. The options become exercisable two years after the date of grant and expire ten years after the date of grant. The defined exercise price is equal to the fair market value at the date of grant.

                         DELIA*S INC. AND SUBSIDIARIES

12.  STOCK OPTIONS (CONTINUED)
    On January 1, 1999, iTurf established a stock incentive plan, reserved shares for grant under the plan and issued employees options to purchase stock at the fair market value at that date. Additional options were granted during fiscal 1999. The majority of these options vest 20% per year beginning one year from the date of grant, while some of the options vest in eight six-month intervals generally beginning six months from the date of grant. At January 29, 2000, options to purchase approximately 3.0 million shares of iTurf stock remained outstanding with options to purchase approximately 10% of those shares exercisable.

    A summary of dELiA*s stock option activity for the three most recent fiscal years is as follows:

                                                     FISCAL 1997                 FISCAL 1998                  FISCAL 1999
                                              -------------------------   --------------------------   --------------------------
                                                            WEIGHTED                     WEIGHTED                     WEIGHTED
                                              OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE
                                              --------   --------------   ---------   --------------   ---------   --------------
Outstanding at beginning of period..........  383,750        $11.00         744,437       $14.96       3,039,110       $6.77
Granted (excludes repricing)................  362,937         19.13       2,496,183        15.83         847,033       13.61
Exercised...................................   (2,250)        11.00         (49,010)        6.56        (206,785)       5.81
Canceled (excludes repricing)...............       --            --        (152,500)       18.04        (292,725)       9.74
                                              -------        ------       ---------       ------       ---------       -----
Outstanding at end of period................  744,437        $14.96       3,039,110       $ 6.77       3,386,633       $8.28
                                              =======        ======       =========       ======       =========       =====
Options exercisable at end of period........  107,500        $11.24         351,327       $ 5.75       1,230,930       $6.21
                                              =======        ======       =========       ======       =========       =====

    The following summarizes dELiA*s stock option information at January 29, 2000:

                                                           OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                                          ------------------------------------------------------   ------------------------------
                                                             WEIGHTED-AVERAGE
RANGE OF EXERCISE                              NUMBER           REMAINING       WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
PRICES                                      OUTSTANDING      CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
-----------------                         ----------------   ----------------   ----------------   -----------   ----------------
$5.75 to $8.63..........................         2,536,600         9 years           $  6.19        1,136,432        $    5.86
$8.54 to $12.94.........................           285,000         9 years           $ 10.29           85,998            10.09
$12.95 to $19.38........................           527,600         9 years           $ 16.07            8,500            13.75
$19.39 to $28.88........................            37,433         9 years           $ 24.86               --               --
                                          ----------------                                          ---------
Total...................................         3,386,633         9 years           $  8.28        1,230,930        $    6.21
                                          ================                                          =========

    dELiA*s applies APB No. 25 and related interpretations in accounting for the Incentive Plans and the iTurf plan. Accordingly, no compensation expense has been recognized for these plans in fiscal 1997, 1998 or 1999. Had compensation expense been determined based on the fair value of stock option grants on the date of grant in accordance with SFAS No. 123, grants of options to purchase our common stock would have had the following effect on our net income and earnings per share:

                                                              FISCAL 1997   FISCAL 1998   FISCAL 1999
                                                              -----------   -----------   -----------
Pro forma net income........................................    $3,345        $1,663        $5,484
                                                                ======        ======        ======
Pro forma basic net income per share........................    $ 0.26        $ 0.12        $ 0.38
                                                                ======        ======        ======
Pro forma diluted net income per share......................    $ 0.26        $ 0.12        $ 0.36
                                                                ======        ======        ======

    The average estimated fair market value of options granted during fiscal 1997, 1998 and 1999 was $7.30, $3.00 and $7.34 per share, respectively. In preparing such estimates, we used the Black-Scholes option-pricing model with the following weighted average assumptions used: no dividend yield; expected volatility of 45%, 65% and 65%, respectively, risk-free interest rate of 5.5%, 4.6% and 5.5%, respectively; expected lives of three to five years.

                         DELIA*S INC. AND SUBSIDIARIES

12.  STOCK OPTIONS (CONTINUED)
    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

13.  FAMILY STOCKHOLDERS AGREEMENT

    Immediately prior to our initial public offering in December 1996, certain stockholders (the "Family Holders") and a stockholder/executive of dELiA*s (the "Executive") entered into a stockholders' agreement with dELiA*s (the "Family Stockholders Agreement"). The Family Holders are permitted to transfer shares of dELiA*s stock owned by them in accordance with the requirements of Rule 144 under the Securities Act of 1933. The Family Stockholders Agreement also permits each of the Family Holders to cause us to register shares of our common stock under some circumstances concurrently with offerings of common stock by us. dELiA*s will generally be required to bear the expenses of all such registrations, except underwriting discounts and commissions. In addition, the Family Stockholders Agreement gives the Executive the right to vote all of the shares of dELiA*s common stock owned by the Family Holders on all matters that come before our stockholders. The Family Holders collectively owned
20.2 percent of the outstanding dELiA*s common stock as of January 29, 2000. The Family Stockholders Agreement will expire in December 2006.

14.  RESTRUCTURING CHARGE

    During fiscal 1999, we recorded a charge of approximately $24.2 million in connection with our restructuring plan to exit our Screeem! and Jean Country retail operations. The charge is comprised of the following:

    - $19.4 million for the write-off of the remaining unamortized balance of goodwill and other intangibles relating to our acquisition of the Screeem! and Jean Country retail operations;

    - $3.6 million for the shut-down of certain retail stores of which $2.3 million represented the write-off of assets that would no longer be used and $1.3 million, primarily relating to future lease costs, was accrued;

    - $700,000 for the elimination of approximately 50 jobs at the Screeem! corporate office and the store locations to be closed, resulting in employee severance costs; and

    - $500,000 for the liquidation of inventory carried at stores to be converted or closed (reflected in cost of sales).

    The total charge of $24.2 million includes $23.7 million that is included in operating expenses as a restructuring charge and $500,000 included as cost of sales.

    During fiscal 1999, we incurred approximately $200,000 for costs relating to store shut-down, $300,000 for inventory liquidation and $100,000 for employee severance. We expect the $1.7 million that remains accrued at January 29, 2000 for store shut-down and employee severance costs and the $200,000 that remains as an offset to inventory to be incurred in early fiscal 2000.

                         DELIA*S INC. AND SUBSIDIARIES

15.  SUBSEQUENT EVENTS

    On February 15, 2000, iTurf acquired theSpark.com, Inc. The aggregate consideration paid consisted of 1,099,988 newly issued shares of iTurf Class A common stock. The transaction was accounted for under the purchase method of accounting.

    On April 26, 2000, we received a waiver through the first quarter of fiscal 2001 of the fixed charge coverage ratio covenant under our Allfirst mortgage loan.

    On April 28, 2000, we entered into an Amended and Restated Credit Agreement with Congress Financial Corporation that amends and restates the terms of our First Union credit facility and goes through April 2003. The new facility has similar terms to the First Union facility but provides us with a higher initial borrowing base and contains controls on our cash management and certain limits on our ability to distribute assets.

                         DELIA*S INC. AND SUBSIDIARIES



                     CONDENSED CONSOLIDATED BALANCE SHEETS



                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                                              JANUARY 29, 2000   JULY 29, 2000
                                                              ----------------   -------------
                                                                     *            (UNAUDITED)
                                            ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................      $ 24,985         $ 13,867
  Short-term investments....................................        32,893           25,274
  Merchandise inventories...................................        28,322           30,696
  Deferred tax assets.......................................        12,063           14,488
  Prepaid expenses and other current assets.................        15,014           15,796
                                                                  --------         --------
    Total current assets....................................       113,277          100,121
PROPERTY AND EQUIPMENT, net of accumulated depreciation of
  $6,635 at January 29, 2000 and $9,722 at July 29, 2000....        35,483           37,539
LONG-TERM INVESTMENTS.......................................        11,024            2,002
INTANGIBLE ASSETS...........................................        23,456           34,121
OTHER ASSETS................................................           800              457
                                                                  --------         --------
TOTAL ASSETS................................................      $184,040         $174,240
                                                                  ========         ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses.....................      $ 21,643         $ 20,808
  Bank loan payable.........................................         3,000            9,628
  Current portion of long-term debt.........................           719            5,946
  Accrued restructuring.....................................         1,685            1,363
  Other current liabilities.................................         2,278            2,915
                                                                  --------         --------
    Total current liabilities...............................        29,325           40,660

DEFERRED TAX LIABILITIES....................................        23,901           21,586
LONG-TERM DEBT AND CAPITAL LEASES...........................         6,756            1,254
OTHER LONG-TERM LIABILITIES.................................           403              426

MINORITY INTEREST...........................................        40,734           43,710

STOCKHOLDERS' EQUITY
  Preferred stock, par value $.01 per share;
    Authorized--1,000,000 shares; Issued--none..............            --               --
  Common stock, par value $.01 per share;
    Authorized--50,000,000 shares; Issued--14,914,472 and
    16,786,786 shares, respectively.........................           149              168
  Additional paid-in capital................................        80,216           86,284
  Deferred compensation.....................................            --           (3,165)
  Less common stock in treasury (551,046 shares)............       (17,734)         (17,734)
  Retained earnings.........................................        20,290            1,051
                                                                  --------         --------
    Total stockholders' equity..............................        82,921           66,604
                                                                  --------         --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................      $184,040         $174,240
                                                                  ========         ========


------------------------


*   Condensed from audited financial statements



       See Notes to Unaudited Condensed Consolidated Financial Statements

                         DELIA*S INC. AND SUBSIDIARIES



                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS



                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                  THIRTEEN WEEKS ENDED
                                                              -----------------------------
                                                              JULY 31, 1999   JULY 29, 2000
                                                              -------------   -------------
                                                                       (UNAUDITED)
NET SALES...................................................    $  33,375       $  37,295
COST OF SALES...............................................       20,450          21,122
                                                                ---------       ---------
GROSS PROFIT................................................       12,925          16,173
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES................       23,908          35,143
INTEREST AND OTHER INCOME, NET..............................       (1,027)           (414)
MINORITY INTEREST...........................................         (493)         (4,687)
                                                                ---------       ---------
LOSS BEFORE INCOME TAXES....................................       (9,463)        (13,869)
BENEFIT FOR INCOME TAXES....................................       (3,399)         (3,376)
                                                                ---------       ---------
NET LOSS....................................................    $  (6,064)      $ (10,493)
                                                                =========       =========
BASIC AND DILUTED NET LOSS PER SHARE........................    $   (0.42)      $   (0.72)
                                                                =========       =========
SHARES USED IN THE CALCULATION OF BASIC AND DILUTED NET LOSS
  PER SHARE.................................................       14,330          14,535
                                                                =========       =========



                                                                 TWENTY-SIX WEEKS ENDED
                                                              -----------------------------
                                                              JULY 31, 1999   JULY 29, 2000
                                                              -------------   -------------
                                                                       (UNAUDITED)
NET SALES...................................................    $  75,187       $  86,352
COST OF SALES...............................................       43,473          46,914
                                                                ---------       ---------
GROSS PROFIT................................................       31,714          39,438
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES................       47,658          74,146
RESTRUCTURING CHARGE........................................       22,907              --
GAIN ON SUBSIDIARY INITIAL PUBLIC OFFERING..................      (70,091)             --
INTEREST AND OTHER INCOME, NET..............................       (1,167)         (1,081)
MINORITY INTEREST...........................................         (485)         (8,588)
                                                                ---------       ---------
INCOME (LOSS) BEFORE INCOME TAXES...........................       32,892         (25,039)
PROVISION (BENEFIT) FOR INCOME TAXES........................       14,120          (5,800)
                                                                ---------       ---------
NET INCOME (LOSS)...........................................    $  18,772       $ (19,239)
                                                                =========       =========
BASIC NET INCOME (LOSS) PER SHARE...........................    $    1.31       $   (1.33)
                                                                =========       =========
DILUTED NET INCOME (LOSS) PER SHARE.........................    $    1.19       $   (1.33)
                                                                =========       =========
SHARES USED IN THE CALCULATION OF BASIC NET INCOME (LOSS)
  PER SHARE.................................................       14,280          14,519
                                                                =========       =========
SHARES USED IN THE CALCULATION OF DILUTED NET INCOME (LOSS)
  PER SHARE.................................................       15,790          14,519
                                                                =========       =========



       See Notes to Unaudited Condensed Consolidated Financial Statements

                         DELIA*S INC. AND SUBSIDIARIES



                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



                                 (IN THOUSANDS)



                                                                 TWENTY-SIX WEEKS ENDED
                                                              -----------------------------
                                                              JULY 31, 1999   JULY 29, 2000
                                                              -------------   -------------
                                                                       (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss).........................................    $  18,772       $(19,239)
  Adjustments to reconcile net income (loss) to net cash
    used in operating activities:
    Depreciation and amortization...........................        1,911          6,401
    Gain on subsidiary IPO..................................      (70,091)            --
    Restructuring charge....................................       23,407             --
    Deferred taxes..........................................       19,309         (6,146)
    Noncash compensation....................................           --          1,601
    Minority interest.......................................         (485)        (8,588)
    Amortization of investments.............................         (139)          (321)
    Changes in operating assets and liabilities:
      Merchandise inventories...............................       (9,118)        (2,374)
      Prepaid expenses and other current assets.............       (5,642)          (486)
      Other assets..........................................         (241)           345
      Current liabilities...................................        5,272           (817)
      Other long-term liabilities...........................          120              9
                                                                ---------       --------
Net cash used in operating activities.......................      (16,925)       (29,615)
                                                                =========       ========
INVESTING ACTIVITIES:
  Capital expenditures......................................       (9,186)        (5,025)
  Purchase of held-to-maturity investment securities........      (55,378)       (17,876)
  Proceeds from the maturity of investment securities.......           --         34,838
  Acquisition of business...................................           --            174
                                                                ---------       --------
Net cash (used in) provided by investing activities.........      (64,564)        12,111
                                                                =========       ========
FINANCING ACTIVITIES:
  Net proceeds from issuance of subsidiary common stock.....       97,749             --
  Borrowings under line of credit agreement.................           --          6,628
  Proceeds from long-term debt and capital leases...........        1,169             --
  Principal payments on long-term debt and capital leases...          (75)          (316)
  Exercise of 187,335 and 3,500 stock options,
    respectively............................................        1,088             20
  Other.....................................................                          54
                                                                ---------       --------
Net cash provided by financing activities...................       99,931          6,386
                                                                =========       ========
INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS..............       18,442        (11,118)
CASH & CASH EQUIVALENTS--BEGINNING OF PERIOD................       10,981         24,985
                                                                ---------       --------
CASH & CASH EQUIVALENTS--END OF PERIOD......................    $  29,423       $ 13,867
                                                                =========       ========



SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING AND INVESTING ACTIVITIES:



    - May 2000 issuance of restricted stock. See Note 8.



    - February 2000 issuance of iTurf common stock for the acquisition of TheSpark.com, Inc. See Note 5.



    - June 1999 cancellation of 33,784 shares of common stock in connection with the Screeem! acquisition.



       See Notes to Unaudited Condensed Consolidated Financial Statements

                         DELIA*S INC. AND SUBSIDIARIES



         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



1.  BUSINESS



    dELiA*s Inc., through its catalogs, retail stores and Web sites, is a leading marketer of casual apparel, accessories, soccer merchandise and Internet content and community services to young men and women primarily between the ages of 13 and 24, an age group known as "Generation Y."



    We are subject to seasonal fluctuations in our merchandise sales and results of operations. We expect our net sales generally to be lower in the first half of each fiscal year than in the second half of the same fiscal year.



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION



    PRINCIPLES OF CONSOLIDATION--Our condensed consolidated financial statements include the accounts of dELiA*s and subsidiaries, all of which, except iTurf Inc., our majority owned Internet-focused subsidiary, were wholly owned for all periods presented. The accounts of iTurf are included in the consolidated financial statements while the outside ownership of iTurf is reflected as minority interest on the financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.



    UNAUDITED INTERIM FINANCIAL STATEMENTS--The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the requirements for Form 10-Q and in accordance with generally accepted accounting principles for interim financial reporting. In the opinion of management, the accompanying condensed consolidated financial statements are presented on a basis consistent with the audited consolidated financial statements and reflect all adjustments (consisting of normal recurring items) necessary for a fair presentation of results for the interim periods presented. The financial statements and footnote disclosures should be read in conjunction with our January 29, 2000 audited consolidated financial statements and the notes thereto, which are included in our annual report on Form 10-K for the year ended January 29, 2000, which was filed under the Securities Exchange Act of 1934. Results for the interim periods are not necessarily indicative of the results to be expected for the year.



    RECLASSIFICATIONS--Certain amounts have been reclassified to conform to the current presentation.



3.  SEGMENT INFORMATION



    dELiA*s determines operating segments in accordance with Statement of Financial Accounting Standards No. 131. Our reportable segments are generally defined by their method of distribution; different segments may offer similar products to similar customers, but are managed separately because of their distribution methods. dELiA*s currently has three reportable segments: catalog, retail and iTurf. Certain amounts in our fiscal 1999 segment disclosure have been reclassified to conform to the fiscal 2000 presentation.



SECOND QUARTER FISCAL 1999                   CATALOG        RETAIL         ITURF         TOTAL
--------------------------                 ------------   -----------   -----------   ------------
Revenues from external customers.........  $ 19,915,000   $10,508,000   $ 2,952,000   $ 33,375,000
Operating loss...........................    (4,513,000)   (3,147,000)   (2,751,000)   (10,411,000)



SECOND QUARTER FISCAL 2000                   CATALOG        RETAIL         ITURF         TOTAL
--------------------------                 ------------   -----------   -----------   ------------
Revenues from external customers.........  $ 16,244,000   $13,388,000   $ 7,663,000   $ 37,295,000
Operating loss...........................    (2,308,000)   (3,254,000)  (11,056,000)   (16,618,000)

                         DELIA*S INC. AND SUBSIDIARIES

3.  SEGMENT INFORMATION (CONTINUED)



FIRST HALF FISCAL 1999                       CATALOG        RETAIL         ITURF         TOTAL
----------------------                     ------------   -----------   -----------   ------------
Revenues from external customers.........  $ 49,764,000   $19,856,000   $ 5,567,000   $ 75,187,000
Operating loss...........................    (5,472,000)   (5,733,000)   (3,221,000)   (14,426,000)



FIRST HALF FISCAL 2000                       CATALOG        RETAIL         ITURF         TOTAL
----------------------                     ------------   -----------   -----------   ------------
Revenues from external customers.........  $ 42,288,000   $25,406,000   $18,658,000   $ 86,352,000
Operating loss...........................    (3,289,000)   (6,700,000)  (21,043,000)   (31,032,000)
Property and equipment, net, at period
  end....................................     6,475,000    18,104,000     3,782,000     28,361,000



                                                              SECOND QUARTER   SECOND QUARTER
                                                               FISCAL 1999      FISCAL 2000
                                                              --------------   --------------
Operating loss for reportable segments......................   $(10,411,000)    $(16,618,000)
Unallocated corporate expenses..............................        572,000        2,352,000
Interest and other income, net..............................     (1,027,000)        (414,000)
Minority interest...........................................       (493,000)      (4,687,000)
                                                               ------------     ------------
Income (loss) before income taxes...........................   $ (9,463,000)    $(13,869,000)
                                                               ============     ============



                                                               FIRST HALF     FIRST HALF
                                                              FISCAL 1999    FISCAL 2000
                                                              ------------   ------------
Operating loss for reportable segments......................  $(14,426,000)  $(31,032,000)
Unallocated corporate expenses..............................     1,018,000      3,676,000
Restructuring charge........................................    23,407,000             --
Gain on subsidiary initial public offering..................   (70,091,000)            --
Interest and other income, net..............................    (1,167,000)    (1,081,000)
Minority interest...........................................      (485,000)    (8,588,000)
                                                              ------------   ------------
    Income (loss) before income taxes.......................  $ 32,892,000   $(25,039,000)
                                                              ============   ============



                                                              JULY 29, 2000
                                                              --------------
Property and equipment for reportable segments..............   $ 28,361,000
Other assets................................................    145,879,000
                                                               ------------
    Total consolidated assets...............................   $174,240,000
                                                               ============



4.  RESTRUCTURING



    During fiscal 1999, we recorded a charge of approximately $24.2 million in connection with our restructuring plan to exit our Screeem! and Jean Country retail operations. The charge was comprised of the following:



    - $19.4 million for the write-off of the remaining unamortized balance of goodwill and other intangibles relating to our acquisition of the Screeem! and Jean Country retail operations;



    - $3.6 million for the shut-down of certain retail stores of which $2.3 million represented the write-off of assets that would no longer be used and $1.3 million primarily related to future lease costs;

                         DELIA*S INC. AND SUBSIDIARIES

4.  RESTRUCTURING (CONTINUED)


    - $700,000 for the elimination of approximately 125 full-time and part-time jobs at the Screeem! corporate office and the store locations to be closed, resulting in employee severance costs; and



    - $500,000 for the liquidation of inventory carried at stores to be converted or closed (reflected in cost of sales).



    The total charge of $24.2 million includes $23.7 million that was included in fiscal 1999 operating expenses as a restructuring charge ($22.9 million recorded in the first quarter and $800,000 in the second half of the year) and $500,000 included in cost of sales of the first quarter. The total charge also includes $1.4 million of goodwill write-off relating to the value of 168,039 shares of common stock issued in February 2000. This additional goodwill charge was recorded in fiscal 1999, when the related contingencies were satisfied, as an increase to additional paid-in capital.



    Through the second quarter of fiscal 2000, we have incurred approximately $400,000 for costs relating to store shut-down, $500,000 for inventory liquidation and $200,000 for the elimination of 125 jobs. All stores have been closed as of the second quarter of 2000. We expect the $1.4 million that remains accrued at July 29, 2000 for contractual obligations and employee severance costs to be paid out by the end of fiscal 2000.



5.  ACQUISITION



    On February 15, 2000, iTurf acquired theSpark.com, Inc. The aggregate consideration paid consisted of 1,099,988 newly issued shares of iTurf Class A common stock and the right to receive up to $13.5 million in additional stock (up to 2,683,634 additional shares) and cash (for any remaining amount earned) if certain performance goals related to the theSpark.com web site are met. The transaction was accounted for under the purchase method of accounting. Consistent with our fiscal 1999 treatment of the issuance of iTurf stock for an acquisition, we recorded $2.8 million (net of related taxes) as additional paid-in capital instead of recognizing a gain in connection with this transaction.



6.  COMMITMENTS AND CONTINGENCIES



    In the first quarter of fiscal 2000, iTurf entered into a lease agreement for additional office space in the office building currently occupied in downtown Manhattan. The lease term does not commence until the landlord delivers possession of the additional office space, which we expect to occur in the third quarter of fiscal 2000. During the ten-year term of the lease, annual rent should approximate $800,000 subject to certain adjustments.



    In 1999, two separate purported securities class action lawsuits were filed against us and certain of our officers and directors, and one former officer of a subsidiary. The original complaints were filed in Federal District Court for the Southern District of New York by Allain Roy on June 1, 1999 and by Lorraine Padgett on June 3, 1999. The suits were consolidated into a single class action and an amended and consolidated complaint was filed on March 22, 2000. The complaint in this lawsuit purports to be a class action on behalf of the purchasers of our securities during the period January 20, 1998 through September 10, 1998. The complaint generally alleges that the defendants violated
Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder by making material misstatements and by failing to disclose certain allegedly material information regarding trends in our business. The complaint also alleges that the individual defendants are liable for those violations under
Section 20(a) of the Securities Exchange Act. The complaint seeks unspecified damages, attorneys' and experts' fees and costs, and such other relief as the court deems proper. On April 14, 2000, dELiA*s

                         DELIA*S INC. AND SUBSIDIARIES

6.  COMMITMENTS AND CONTINGENCIES (CONTINUED)


Inc. and the other named defendants filed a motion to dismiss the lawsuit. On May 12, 2000, counsel for the plaintiffs filed a memo in response to our motion and on May 26, 2000, we filed a reply to that response. We intend to vigorously defend against this action. Based upon information presently known to management, we do not believe that the ultimate resolution of this lawsuit will have a material adverse effect on our financial condition, results of operations or cash flow.



7.  LONG-TERM DEBT AND CREDIT FACILITIES



    In August 1999, in connection with the purchase of our distribution facility in Hanover, Pennsylvania, we borrowed $5.3 million from Allfirst Bank in the form of a mortgage loan on the property. We are subject to certain covenants under the loan agreement, including a covenant to maintain a fixed charge coverage ratio. On August 10, 1999 we entered into an interest-rate swap agreement with Allfirst Bank under which we effectively converted the LIBOR-based variable interest rate mortgage to a fixed rate loan with an interest rate of approximately 8.78%. On April 26, 2000, we received a waiver through the first quarter of fiscal 2001 of the fixed charge coverage ratio covenant. As we have not received a waiver through the second quarter of fiscal 2001, we have classified the mortgage as current at July 29, 2000. It is our intention to either renegotiate the terms of the loan agreement or to seek alternative financing.



    On April 28, 2000, we entered into an amended and restated credit agreement with Congress Financial Corporation. The agreement amends and restates the terms of our credit facility with First Union National Bank, the parent company of Congress. The Congress credit facility consists of a revolving line of credit permitting us to borrow up to $25 million and provides for the issuance of documentary and standby letters of credit up to $10 million. Our obligations under the Congress credit agreement are secured by a lien on substantially all of our assets, except specified real property, the Class B common stock of iTurf that we own and the assets of iTurf and its subsidiaries. (See below for restrictions on distribution of iTurf shares.) As with the First Union facility, the availability of the revolving line of credit is limited to specified percentages of the value of our eligible inventory determined under the credit agreement, which percentages are subject to certain restrictions and reserves in certain circumstances. However, the Congress credit facility provides us with a higher initial borrowing base than that provided by the First Union facility. At our option, borrowings under this facility bear interest at First Union National Bank's prime rate plus 25 basis points or at LIBOR plus 225 basis points. The credit agreement contains covenants and default provisions customary for credit facilities of this nature, including limitations on our payment of dividends and sales of assets. A fee of 0.375% per year is assessed monthly on the unused portion of the line of credit. The Congress credit agreement contains controls on our cash management and certain limits on our ability to distribute assets. In particular, we are prohibited from distributing any iTurf shares to our stockholders prior to November 1, 2000, and may be similarly restricted thereafter if we have not met, among other things, minimum borrowing capacity availability requirements. As of July 29, 2000, there was $9.6 million in principal amount outstanding and $2.6 million in outstanding letters of credit and an additional $3.7 million available under the loan.



8.  RESTRICTED STOCK



    On May 25, 2000, the compensation committee of iTurf's board of directors approved the exchange of outstanding options held by key employees and non-employee directors for 1,098,220 shares of iTurf restricted stock. iTurf replaced options with restricted iTurf stock in an effort to retain these key employees at a time when the stock options had exercise prices that were above the current market price for iTurf's stock. Certain vesting schedules of the restricted stock were extended as

                         DELIA*S INC. AND SUBSIDIARIES

8.  RESTRICTED STOCK (CONTINUED)


compared to the option vesting schedule in order to encourage retention of the selected employees and directors.



    On May 26, 2000, our board of directors, at the recommendation of the compensation committee, approved the exchange of all of the outstanding options held by certain key employees and non-employee directors for 1,700,775 million shares of restricted dELiA*s stock. We replaced options with restricted stock in an effort to retain key employees at a time when the stock options had exercise prices that were above the current market price for our stock. Certain vesting schedules of the restricted stock were extended as compared to the option vesting schedule in order to encourage retention of the selected employees and directors.



    In connection with the issuance of restricted stock, we expect to record the total noncash compensation charge of approximately $7.2 million, including
$3.1 million related to iTurf, over the appropriate vesting periods with 65%, 18%, 11%, 5% and 1% being recognized in fiscal 2000, 2001, 2002, 2003 and 2004, respectively.



9.  SUBSEQUENT EVENTS



    On August 16, 2000, iTurf and dELiA*s agreed to combine through a merger of dELiA*s and a wholly-owned subsidiary of iTurf. As a result of the merger, dELiA*s will become a wholly-owned subsidiary of iTurf. In the merger, holders of dELiA*s common stock will receive 1.715 shares of Class A common stock of iTurf for each share of dELiA*s common stock they own. In order to complete the merger, iTurf and dELiA*s must obtain the approval of the merger by their stockholders. iTurf must also obtain the approval by its stockholders of an amendment to iTurf's certificate of incorporation to increase the number of authorized shares of iTurf's common stock, to designate additional shares of Class A common stock, to change iTurf's name to dELiA*s Corp. and eliminate the voting rights of iTurf's Class B common stock upon transfer unless the transfer is approved by iTurf's board of directors. dELiA*s must also obtain the approval of Congress Financial Corporation under its amended and restated credit agreement.



    The merger will be accounted for as a "purchase" for accounting and financial reporting purposes.



    The merger will be treated as a reverse acquisition by dELiA*s of the minority interest of iTurf, that is, the shares of iTurf's common stock that dELiA*s does not already own, because dELiA*s stockholders will own more than 50% of the combined company.



    On August 16, 2000, iTurf and dELiA*s also announced that they intend to divest the assets of their non-core properties, including Storybook Heirlooms and TSI Soccer.



    Between August 17 and August 25, 2000, three purported class action complaints on behalf of iTurf stockholders were filed in Delaware Chancery Court against iTurf, dELiA*s and each of iTurf's directors. All three complaints make virtually identical claims, alleging that dELiA*s and the members of the iTurf board of directors have breached their fiduciary duties to iTurf and iTurf's public stockholders and that the exchange ratio is unfair to iTurf's public stockholders. These complaints seek class certification and other equitable and monetary relief, including enjoining the merger or awarding damages. We believe that the allegations are without substantial merit and intend to vigorously contest these actions. Although we believe that the allegations of the complaints are without substantial merit, we can not predict at this time the outcome of any litigation or whether the resolution of the litigation could have a material adverse effect on our results of operations, cash flows or financial condition.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                                  ITURF INC.,
                             ITURF BREAKFAST CORP.
                                      AND
                                  DELIA*S INC.

                          DATED AS OF AUGUST 16, 2000

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
ARTICLE I
    THE MERGER..............................................     A-1
    Section 1.01.  THE MERGER...............................     A-1
    Section 1.02.  EFFECTIVE TIME; CLOSING..................     A-1
    Section 1.03.  EFFECT OF THE MERGER.....................     A-1
    Section 1.04.  CERTIFICATE OF INCORPORATION; BY-LAWS....     A-2
    Section 1.05.  DIRECTORS AND OFFICERS...................     A-2
    Section 1.06.  EFFECT ON SHARES.........................     A-2
    Section 1.07.  SURRENDER OF SHARES; EXCHANGE AGENT......     A-3
    Section 1.08.  STOCK TRANSFER BOOKS.....................     A-4
    Section 1.09.  NO FURTHER OWNERSHIP RIGHTS..............     A-4
    Section 1.10.  LOST, STOLEN OR DESTROYED CERTIFICATES...     A-4
    Section 1.11.  RESTRICTED STOCK.........................     A-4

ARTICLE II
    REPRESENTATIONS AND WARRANTIES OF DELIA*S...............     A-5
    Section 2.01.  ORGANIZATION AND QUALIFICATION;
             SUBSIDIARIES...................................     A-5
    Section 2.02.  CERTIFICATE OF INCORPORATION AND
             BY-LAWS........................................     A-5
    Section 2.03.  CAPITALIZATION...........................     A-5
    Section 2.04.  AUTHORITY RELATIVE TO THIS AGREEMENT.....     A-6
    Section 2.05.  NO CONFLICT; REQUIRED FILINGS AND
             CONSENTS.......................................     A-6
    Section 2.06.  SEC FILINGS; FINANCIAL STATEMENTS........     A-7
    Section 2.07.  ABSENCE OF CERTAIN CHANGES OR EVENTS.....     A-7
    Section 2.08.  FAIRNESS OPINION.........................     A-7
    Section 2.09.  BROKERS..................................     A-7
    Section 2.10.  NO ACCELERATION OF OPTIONS OR DELIA*S
             RESTRICTED STOCK; CHANGE OF CONTROL............     A-8

ARTICLE III
    REPRESENTATIONS AND WARRANTIES OF ITURF.................     A-8
    Section 3.01.  ORGANIZATION AND QUALIFICATION;
             SUBSIDIARIES...................................     A-8
    Section 3.02.  CERTIFICATE OF INCORPORATION AND
             BY-LAWS........................................     A-8
    Section 3.03.  CAPITALIZATION...........................     A-8
    Section 3.04.  AUTHORITY RELATIVE TO THIS AGREEMENT.....     A-9
    Section 3.05.  NO CONFLICT; REQUIRED FILINGS AND
             CONSENTS.......................................    A-10
    Section 3.06.  SEC FILINGS; FINANCIAL STATEMENTS........    A-10
    Section 3.07.  ABSENCE OF CERTAIN CHANGES OR EVENTS.....    A-11
    Section 3.08.  FAIRNESS OPINION AND APPROVAL BY THE
             SPECIAL COMMITTEE..............................    A-11
    Section 3.09.  BROKERS..................................    A-11
    Section 3.10.  NO ACCELERATION OF OPTIONS OR ITURF
             RESTRICTED STOCK; CHANGE OF CONTROL............    A-11

ARTICLE IV
    COVENANTS...............................................    A-11
    Section 4.01.  STOCKHOLDERS MEETINGS; VOTING OF
             SHARES.........................................    A-11
    Section 4.02.  JOINT PROXY STATEMENT/PROSPECTUS AND
             REGISTRATION STATEMENT ON FORM S-4.............    A-12
    Section 4.03.  NO SOLICITATION..........................    A-13
    Section 4.04.  DIRECTORS' AND OFFICERS' INDEMNIFICATION
             AND INSURANCE..................................    A-14
    Section 4.05.  STOCK OPTIONS............................    A-14

                                                                PAGE
                                                              --------
    Section 4.06.  EMPLOYEE BENEFITS........................    A-16
    Section 4.07.  PUBLIC ANNOUNCEMENTS.....................    A-16
    Section 4.08.  NOTIFICATION OF CERTAIN MATTERS..........    A-16
    Section 4.09.  FURTHER ACTION; REASONABLE BEST
             EFFORTS........................................    A-16
    Section 4.10.  DELISTING; DEREGISTRATION................    A-16
    Section 4.11.  ELECTION OF DIRECTORS OF ITURF...........    A-16
    Section 4.12.  NO ACCELERATION OF ITURF OPTIONS OR ITURF
             RESTRICTED STOCK...............................    A-16
    Section 4.13.  VOTING OF DELIA*S COMMON STOCK...........    A-16
    Section 4.14.  ISSUANCE OF OPTIONS OR RESTRICTED
             STOCK..........................................    A-17

ARTICLE V
    CONDITIONS TO THE MERGER................................    A-17
    Section 5.01.  CONDITIONS TO EACH PARTY'S OBLIGATION TO
             EFFECT THE MERGER..............................    A-17
    Section 5.02.  CONDITIONS TO THE OBLIGATION OF DELIA*S
             TO EFFECT THE MERGER...........................    A-17
    Section 5.03.  CONDITIONS TO THE OBLIGATION OF ITURF AND
             MERGER SUB TO EFFECT THE MERGER................    A-18

ARTICLE VI
    TERMINATION, AMENDMENT AND WAIVER.......................    A-18
    Section 6.01.  TERMINATION..............................    A-18
    Section 6.02.  EFFECT OF TERMINATION....................    A-19
    Section 6.03.  AMENDMENT................................    A-19
    Section 6.04.  WAIVER...................................    A-19

ARTICLE VII
    GENERAL PROVISIONS......................................    A-19
    Section 7.01.  NON-SURVIVAL OF REPRESENTATIONS AND
             WARRANTIES.....................................    A-19
    Section 7.02.  NOTICES..................................    A-19
    Section 7.03.  CERTAIN DEFINITIONS......................    A-20
    Section 7.04.  SEVERABILITY.............................    A-21
    Section 7.05.  ENTIRE AGREEMENT; ASSIGNMENT.............    A-21
    Section 7.06.  PARTIES IN INTEREST......................    A-21
    Section 7.07.  FEES AND EXPENSES........................    A-21
    Section 7.08.  GOVERNING LAW............................    A-21
    Section 7.09.  HEADINGS.................................    A-21
    Section 7.10.  COUNTERPARTS.............................    A-21
    Section 7.11.  SPECIFIC PERFORMANCE.....................    A-21

    AGREEMENT AND PLAN OF MERGER, dated as of August 16, 2000 (this "Agreement"), among iTurf Inc., a Delaware corporation ("iTurf"), iTurf Breakfast Corp., a Delaware corporation and a wholly-owned subsidiary of iTurf ("Merger Sub"), and dELiA*s Inc., a Delaware corporation ("dELiA*s").

    WHEREAS, the Board of Directors of dELiA*s (i) has determined that it is advisable and in the best interests of its stockholders (other than Stephen I. Kahn and his family members) for dELiA*s to enter into this Agreement and to consummate a merger of Merger Sub with and into dELiA*s (the "Merger") upon the terms and subject to the conditions set forth in this Agreement and (ii) has approved this Agreement, the Merger and the other transactions contemplated hereby;

    WHEREAS, the Board of Directors of iTurf, acting upon the unanimous recommendation of a special committee of such Board comprised entirely of independent directors (the "Special Committee"), (i) has determined that it is advisable and in the best interests of the holders of iTurf's Class A Common Stock, par value $.01 per share (the "Class A Common Stock") (other than dELiA*s, Stephen I. Kahn or any affiliate thereof), for iTurf to enter into this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement and (ii) has approved this Agreement, the Merger and the other transactions contemplated hereby;

    WHEREAS, the Board of Directors of Merger Sub (i) has determined that it is advisable and in the best interests of its sole stockholder for Merger Sub to enter into this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement and (ii) has approved this Agreement, the Merger and the other transactions contemplated hereby.

    NOW, THEREFORE, in consideration of the representations, warranties and agreements herein contained, the parties hereto agree as follows:

                                   ARTICLE I
                                   THE MERGER

    Section 1.01. THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law ("Delaware Law"), at the Effective Time (as defined below) Merger Sub shall be merged with and into dELiA*s. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and dELiA*s shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

    Section 1.02. EFFECTIVE TIME; CLOSING. As promptly as practicable after the satisfaction or, if applicable, waiver of the conditions set forth in
Article V, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger"), in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law, and shall make all other filings or recordings required under Delaware Law. The Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as mutually agreed upon by the parties to this Agreement and specified as the effective time in the Certificate of Merger (the time the Merger becomes effective being the "Effective Time"). Simultaneously with such filing, a closing shall be held at the offices of Proskauer Rose LLP, 1585 Broadway, New York, New York 10036-8299, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in
Article V.

    Section 1.03. EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of dELiA*s and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of dELiA*s and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

    Section 1.04. CERTIFICATE OF INCORPORATION; BY-LAWS. (a) The Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, in the form of EXHIBIT A attached hereto, shall be the Certificate of Incorporation of the Surviving Corporation following the Effective Time until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; PROVIDED, HOWEVER, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows:
"FIRST: The name of the corporation is dELiA*s Inc."

    (b) The By-Laws of Merger Sub, as in effect immediately prior to the Effective Time, in the form of EXHIBIT B attached hereto, shall be the By-Laws of the Surviving Corporation following the Effective Time until thereafter amended as provided by Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such By-Laws.

    Section 1.05. DIRECTORS AND OFFICERS. (a) The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office from the Effective Time in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

    (b) The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office from the Effective Time in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

    Section 1.06. EFFECT ON SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of iTurf, Merger Sub, dELiA*s or the holders of any of the following securities:

        (a) CANCELLATION; RETIREMENT. Each share of common stock, par value $.01 per share ("dELiA*s Common Stock"), of dELiA*s held in the treasury of dELiA*s immediately prior to the Effective Time shall be canceled and retired without payment of any consideration therefor and cease to exist.

        (b) CONVERSION OF SHARES. Subject to Sections 1.06(a), (e) and (f), each share of dELiA*s Common Stock (including each share held by iTurf or any of its subsidiaries) issued and outstanding immediately prior to the Effective Time shall be converted automatically into the right to receive
    1.715 (the "Exchange Ratio") fully paid and non-assessable shares of Class A Common Stock (together with any cash paid pursuant to Section 1.06(f) in lieu of fractional shares of Class A Common Stock, the "Merger Consideration");

        (c) STOCK OPTIONS. All options to purchase shares of dELiA*s Common Stock granted under any stock option plan of dELiA*s ("dELiA*s Option Plans") or pursuant to any other arrangement to provide options, warrants or other rights to purchase such shares to directors, officers or employees of dELiA*s or other persons (in any such case, an "Option") outstanding immediately prior to the Effective Time shall be subject to the provisions of Section 4.05;

        (d) CAPITAL STOCK OF MERGER SUB. Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted automatically into one fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation;

        (e) ADJUSTMENTS TO EXCHANGE RATIO. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into shares of dELiA*s Common Stock or Class A Common Stock), reorganization, recapitalization or other like change with respect to shares of dELiA*s Common

    Stock or Class A Common Stock, the record date for which shall occur after the date hereof and prior to the Effective Time;

        (f) FRACTIONAL SHARES. No fraction of a share of Class A Common Stock will be issued, but in lieu thereof each holder of dELiA*s Common Stock who would otherwise be entitled to a fraction of a share of Class A Common Stock (after aggregating all fractional shares of Class A Common Stock to be received by such holder) shall receive from iTurf an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of
    (i) such fraction, multiplied by (ii) the closing price of the Class A Common Stock on the trading day on which the Effective Time occurs (provided that if the Effective Time does not occur on a trading day, then the closing price of the Class A Common Stock on the next succeeding day that is a trading day), as quoted in THE WALL STREET JOURNAL or other reliable financial newspaper or publication, or, if the Class A Common Stock is not so quoted on such day, then the fair market value of the Class A Common Stock on such day as determined in good faith by the Board of Directors of iTurf (with the approval of the Special Committee). For the purposes of the preceding sentence, a "trading day" means a day on which trading generally takes place on The Nasdaq Stock Market and on which trading in Class A Common Stock has occurred.

    Section 1.07. SURRENDER OF SHARES; EXCHANGE AGENT. (a) Prior to the Effective Time, iTurf shall deposit, or shall cause to be deposited, to or for the account of a bank or trust company designated by iTurf (the "Exchange Agent"), which designation shall require the consent of dELiA*s, in trust for the benefit of the holders of dELiA*s Common Stock, for exchange in accordance with this Section 1.07, through the Exchange Agent, certificates evidencing the Class A Common Stock and, in lieu of any fractional shares thereof, cash issuable pursuant to Section 1.06 in exchange for the outstanding shares of dELiA*s Common Stock.

    (b) EXCHANGE PROCEDURES. As soon as reasonably practicable after the Effective Time, iTurf will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding shares of dELiA*s Common Stock (the "Certificates")
(i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as iTurf may reasonably specify) and
(ii) instructions to effect the surrender of the Certificates in exchange for the certificates evidencing shares of Class A Common Stock and cash in lieu of any fractional shares thereof. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly completed and executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of dELiA*s Common Stock which is not registered in the transfer records of dELiA*s as of the Effective Time, the Merger Consideration may be issued and paid in accordance with this Article I to a transferee if the Certificate evidencing such shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section 1.07(b) and by evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of dELiA*s Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the right to receive the number of full shares of Class A Common Stock into which such shares of dELiA*s Common Stock shall have been converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.06(f).

    (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made after the Effective Time with respect to the Class A Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate until the holder of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Class A Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Class A Common Stock.

    (d) TRANSFERS OF OWNERSHIP. If any certificate for shares of Class A Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to iTurf or any person designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Class A Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of iTurf or any agent designated by it that such tax has been paid or is not payable.

    (e) NO LIABILITY. None of iTurf, Merger Sub or dELiA*s shall be liable to any holder of dELiA*s Common Stock for any Merger Consideration (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (f) WITHHOLDING RIGHTS. iTurf, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of dELiA*s Common Stock such amounts as iTurf, Merger Sub, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local, provincial or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the dELiA*s Common Stock in respect of which such deduction and withholding was made.

    Section 1.08. STOCK TRANSFER BOOKS. At the Effective Time, the stock transfer books of dELiA*s shall be closed, and there shall be no further registration of transfers of shares of dELiA*s Common Stock thereafter on the records of dELiA*s. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

    Section 1.09. NO FURTHER OWNERSHIP RIGHTS. The Merger Consideration delivered upon the surrender for exchange of shares of dELiA*s Common Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares.

    Section 1.10. LOST, STOLEN OR DESTROYED CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof, such Merger Consideration as may be required pursuant to Section 1.07; PROVIDED, HOWEVER, that iTurf may, in its discretion and as a condition precedent to the issuance and delivery thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against iTurf or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

    Section 1.11. RESTRICTED STOCK. If any shares of dELiA*s Common Stock that are outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares ("dELiA*s Restricted Stock") may be forfeited or repurchased by dELiA*s upon any termination of the stockholder's employment, directorship or other relationship with dELiA*s (and/or any affiliate of dELiA*s) under the terms of any restricted stock agreement or other agreement with dELiA*s, then the shares of Class A Common Stock issued upon the conversion of such shares of dELiA*s Restricted Stock in the Merger will continue to be unvested and subject to the same repurchase options, risks of forfeiture or other conditions following the Effective Time, and the certificates representing such shares of Class A Common Stock may accordingly be marked with appropriate legends noting such repurchase options, risks of forfeiture or other conditions. dELiA*s shall take all actions that may be necessary to ensure that, from and after the Effective Time, iTurf is entitled to exercise any such repurchase option or other right set forth in any such restricted stock agreement or other agreement. A listing of the holders of dELiA*s Restricted Stock, together with the number of shares and the vesting schedule of dELiA*s Restricted Stock held by each, is set forth in Section 1.11 of the dELiA*s Disclosure Schedule (as defined below).

                                   ARTICLE II
                   REPRESENTATIONS AND WARRANTIES OF DELIA*S

    Except as otherwise disclosed in the dELiA*s SEC Reports (as defined below) or as set forth in the disclosure schedule delivered to iTurf on the date hereof (the "dELiA*s Disclosure Schedule"), which exceptions shall not apply to the representations and warranties contained in Section 2.10, dELiA*s hereby represents and warrants to iTurf and Merger Sub that:

    Section 2.01. ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. Each of dELiA*s and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Approvals") necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and Approvals would not have a Material Adverse Effect (as defined below). Each of dELiA*s and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not have a Material Adverse Effect. dELiA*s does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity. "Material Adverse Effect" shall mean, with respect to any party hereto, any change, event or effect that, when taken together with all other adverse changes, events or effects, is or is reasonably likely to be materially adverse to the business, properties, financial condition, assets or liabilities of such party and its subsidiaries (if applicable), taken as a whole, or to the ability of such party to perform its obligations under this Agreement; PROVIDED, HOWEVER, that changes, events or effects that are applicable to or arise out of (i) any changes in economic, regulatory or political conditions generally, (ii) this Agreement or the transactions contemplated hereby, (iii) the industry of such party generally or (iv) the effect of the public announcement of the transactions contemplated hereby, shall be excluded from the definition of Material Adverse Effect and from any determination as to whether a Material Adverse Effect has occurred or may occur.

    Section 2.02. CERTIFICATE OF INCORPORATION AND BY-LAWS. dELiA*s has heretofore furnished to iTurf a complete and correct copy of its Certificate of Incorporation and By-Laws, each as amended to date. Such Certificate of Incorporation and By-Laws are in full force and effect. dELiA*s is not in violation of any of the provisions of its Certificate of Incorporation or By-Laws. None of dELiA*s subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or By-Laws or equivalent organizational documents.

    Section 2.03. CAPITALIZATION. The authorized capital stock of dELiA*s consists of (i) 50,000,000 shares of dELiA*s Common Stock, of which 16,786,786 shares are issued and outstanding as of the date hereof, and (ii) 1,000,000 shares of preferred stock, par value $.01 per share, of which no shares are issued or outstanding as of the date hereof. All of the issued and outstanding shares of capital stock of dELiA*s are duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. Except for outstanding Options to purchase an aggregate of no more than 1,937,374 shares of dELiA*s Common Stock, there are no outstanding options, warrants or other rights of any kind to acquire (including preemptive rights) any additional shares of capital stock of dELiA*s or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional shares, nor is dELiA*s committed to issue any such option, warrant, right or security. All outstanding Options have been issued pursuant to the dELiA*s Inc. 1996 Stock Incentive Plan or the dELiA*s Inc. 1998 Stock Incentive Plan, except for 250,000 Options issued to Gary Sugarman pursuant to an agreement with dELiA*s dated
July 10, 1998 (the "Sugarman Options"). There are no outstanding obligations of dELiA*s to repurchase, redeem or otherwise acquire any shares of its capital stock. All of the issued and outstanding shares of capital stock of each of dELiA*s subsidiaries are duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. There are no outstanding options, warrants or other rights of any kind to acquire (including preemptive rights) any additional equity interests of any subsidiary of dELiA*s or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any additional equity interests of any such subsidiary, nor is any such subsidiary committed to issue any such option, warrant, right or security.

    Section 2.04. AUTHORITY RELATIVE TO THIS AGREEMENT. (a) dELiA*s has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by dELiA*s and the consummation by dELiA*s of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of dELiA*s are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the approval of this Agreement and the Merger by the holders of at least 66 2/3% of the outstanding shares of dELiA*s Common Stock entitled to vote in accordance with Delaware Law and dELiA*s Certificate of Incorporation). This Agreement has been duly and validly executed and delivered by dELiA*s and, assuming the due authorization, execution and delivery of this Agreement by iTurf and Merger Sub, constitutes the legal, valid and binding obligation of dELiA*s enforceable against dELiA*s in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally or by general equitable principles.

    (b) The Board of Directors of dELiA*s (i) has declared that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interests of the stockholders of dELiA*s (other than Stephen I. Kahn and his family members) and (ii) has authorized, approved and adopted this Agreement, the Merger and the other transactions contemplated hereby.

    Section 2.05. NO CONFLICT; REQUIRED FILINGS AND CONSENTS. (a) The execution and delivery of this Agreement by dELiA*s do not, and the performance of this Agreement by dELiA*s and the consummation of the Merger will not,
(i) conflict with or violate dELiA*s Certificate of Incorporation or By-Laws or the equivalent organizational documents of any of its subsidiaries,
(ii) conflict with or violate any law, rule, regulation, order, judgment or decree (each, a "Law") applicable to dELiA*s or any of its subsidiaries or by which any property or asset of dELiA*s or any of its subsidiaries is bound, or
(iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of dELiA*s or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which dELiA*s or any of its subsidiaries is a party or by which dELiA*s or any of its subsidiaries or any property or asset of any of them is bound, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the consummation of the Merger.

    (b) The execution and delivery of this Agreement by dELiA*s do not, and the performance of this Agreement by dELiA*s and the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign ("Government Entities"), except (i) for the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities laws ("Blue Sky Laws") and the filing of the Certificate of Merger as required by Delaware Law, (ii) for notifications required to be delivered to the Federal Trade Commission pursuant to the Agreement Containing Consent Order between the Federal Trade Commission and dELiA*s, issued June 2, 1999, and (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the performance by dELiA*s of its obligations under this Agreement or the consummation of the Merger.

    Section 2.06. SEC FILINGS; FINANCIAL STATEMENTS. (a) dELiA*s has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the "SEC") under the Securities Act and the Exchange Act since May 1, 1999 (collectively, the "dELiA*s SEC Reports"). The dELiA*s SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of dELiA*s subsidiaries is required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the dELiA*s SEC Reports (i) complies in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC, (ii) was prepared in accordance with United States Generally Accepted Accounting Principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto) and (iii) fairly presents in all material respects the consolidated financial position of dELiA*s and its subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments and such statements do not contain the required notes thereto.

    Section 2.07.  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Since April 29, 2000:
(a) dELiA*s and its subsidiaries have not suffered any Material Adverse Effect; and (b) dELiA*s and its subsidiaries have conducted their businesses in all material respects only in the ordinary course consistent with past practice, except in connection with the negotiation and execution and delivery of this Agreement.

    Section 2.08. FAIRNESS OPINION. The Board of Directors of dELiA*s has been advised by Salomon Smith Barney that, in its opinion, as of the date hereof, the consideration to be received, pursuant to this Agreement, by the holders of dELiA*s Common Stock (other than Stephen I. Kahn and his family members) in the Merger is fair from a financial point of view to such holders, and Salomon Smith Barney will deliver a written copy of such opinion to the Board of Directors of dELiA*s.

    Section 2.09. BROKERS. No broker, finder or investment banker (other than Salomon Smith Barney) is entitled to any brokerage, finder's or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of dELiA*s. dELiA*s has heretofore furnished to iTurf a complete and correct copy of all agreements between dELiA*s and Salomon Smith Barney pursuant to which such firm would be entitled to any payment relating to this Agreement or the transactions contemplated hereby. Any such fees due shall be paid by dELiA*s.

    Section 2.10. NO ACCELERATION OF OPTIONS OR DELIA*S RESTRICTED STOCK; CHANGE OF CONTROL. Except as provided in Article XI of the 1996 Stock Incentive Plan of dELiA*s Inc. and the 1998 Stock Incentive Plan of dELiA*s Inc., as such Article applies to all outstanding Options (including the Sugarman Options) and dELiA*s Restricted Stock, no accelerated vesting of Options (including the Sugarman Options) or Adjusted Options or dELiA*s Restricted Stock, or lapse of any repurchase option, risk of forfeiture or other condition with respect to dELiA*s Restricted Stock, shall occur as a result of the Merger or any of the other transactions contemplated hereby. The consummation of the Merger and the other transactions contemplated hereby will not give rise to any liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, director or stockholder of dELiA*s (whether current, former or retired) or their beneficiaries or affiliates solely by reason of such transactions.

                                  ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF ITURF

    Except as otherwise disclosed in the iTurf SEC Reports (as defined below) or as set forth in the disclosure schedule delivered to dELiA*s on the date hereof (the "iTurf Disclosure Schedule"), which exceptions shall not apply to the representations and warranties contained in Section 3.10, iTurf hereby represents and warrants to dELiA*s that:

    Section 3.01. ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. Each of iTurf and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and Approvals would not have a Material Adverse Effect. Each of iTurf and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not have a Material Adverse Effect. iTurf does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

    Section 3.02. CERTIFICATE OF INCORPORATION AND BY-LAWS. iTurf has heretofore furnished to dELiA*s a complete and correct copy of its Certificate of Incorporation and By-Laws and a complete and correct copy of the Certificate of Incorporation and By-Laws of Merger Sub, in each case as amended to date. The Certificate of Incorporation and By-Laws of each of iTurf and Merger Sub are in full force and effect. iTurf is not in violation of any of the provisions of its Certificate of Incorporation or By-Laws. None of iTurf's subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or By-Laws or equivalent organizational documents.

    Section 3.03. CAPITALIZATION. The authorized capital stock of iTurf consists of (i) 80,000,000 shares of common stock, par value $.01 per share ("iTurf Common Stock"), of which 67,500,000 shares are designated as Class A Common Stock, of which 9,697,090 shares are issued and outstanding as of the date hereof, and of which 12,500,000 shares are designated as Class B Common Stock, of which 11,425,000 shares are issued and outstanding as of the date hereof and 1,075,000 shares had been issued and outstanding but were subsequently converted into shares of Class A Common Stock, and (ii) 1,000,000 shares of preferred stock, par value $.01 per share, of which no shares are issued or outstanding as of the date hereof. The authorized capital stock of Merger Sub consists of 600,000 shares of common stock, par value $.01 per share, of which 100 shares are issued and outstanding as of the date hereof. All of the issued and outstanding shares of capital stock of iTurf are duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. Except for outstanding options to purchase an aggregate of no more than 1,278,100 shares of Class A Common Stock, there are no outstanding options, warrants or other rights of any kind to acquire (including preemptive rights) any additional shares of capital stock of iTurf or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional shares, nor is iTurf committed to issue any such option, warrant, right or security. There are no outstanding obligations of iTurf to repurchase, redeem or otherwise acquire any shares of its capital stock. All of the issued and outstanding shares of capital stock of each of iTurf's subsidiaries are duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. There are no outstanding options, warrants or other rights of any kind to acquire (including preemptive rights) any additional equity interests of any subsidiary of iTurf or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any additional equity interests of any such subsidiary, nor is any such subsidiary committed to issue any such option, warrant, right or security. Subject to obtaining the requisite stockholder approval of the iTurf Merger Matters (as defined below), the shares of Class A Common Stock to be issued in the Merger have been duly authorized and, when so issued in accordance with the terms hereof, such shares will be validly issued, fully paid and non-assessable.

    Section 3.04. AUTHORITY RELATIVE TO THIS AGREEMENT. (a) Each of iTurf and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of iTurf and Merger Sub and the consummation by each of iTurf and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of iTurf or Merger Sub are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than (i) the approval by the holders of at least a majority of the outstanding shares of iTurf Common Stock entitled to vote of the Second Restated Certificate of Incorporation of iTurf in the form of EXHIBIT C attached hereto (the "Second Restated Certificate of Incorporation") and (ii) the approval by the holders of at least a majority of the outstanding shares of iTurf Common Stock voted at the iTurf Meeting (as defined below) of the issuance of Class A Common Stock in the Merger in accordance with the terms of this Agreement, in each case in accordance with Delaware Law and iTurf's Certificate of Incorporation (collectively, the "iTurf Merger Matters")). This Agreement has been duly and validly executed and delivered by each of iTurf and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by dELiA*s, constitutes the legal, valid and binding obligation of each of iTurf and Merger Sub, enforceable against each of iTurf and Merger Sub in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally or by general equitable principles.

    (b) The Board of Directors of iTurf (i) has declared that this Agreement, the Merger, the iTurf Merger Matters and the other transactions contemplated hereby are advisable and in the best interests of the holders of the Class A Common Stock (other than dELiA*s, Stephen I. Kahn or any affiliate thereof),
(ii) has authorized, approved and adopted this Agreement, the Merger, the iTurf Merger Matters and the other transactions contemplated hereby and (iii) has taken appropriate action, pursuant to Section 203(a)(1) of Delaware Law, to cause the restrictions contained in Section 203 of Delaware Law to be inapplicable to the Merger and the other transactions contemplated hereby.

    (c) The Board of Directors of Merger Sub (i) has declared that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interests of the sole stockholder of Merger Sub and
(ii) has authorized, approved and adopted this Agreement, the Merger and the other transactions contemplated hereby. Pursuant to Section 203(a)(2) of Delaware Law, the restrictions contained in Section 203 of Delaware Law are inapplicable to the Merger and the other transactions contemplated hereby.

    Section 3.05. NO CONFLICT; REQUIRED FILINGS AND CONSENTS. (a) The execution and delivery of this Agreement by each of iTurf and Merger Sub do not, and the performance of this Agreement by each of iTurf and Merger Sub and the consummation of the Merger will not, (i) conflict with or violate iTurf's Certificate of Incorporation or By-Laws or the equivalent organizational documents of any of its subsidiaries, (ii) conflict with or violate any Law applicable to iTurf or any of its subsidiaries or by which any property or asset of iTurf or any of its subsidiaries is bound, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of iTurf or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which iTurf or any of its subsidiaries is a party or by which iTurf or any of its subsidiaries or any property or asset of any of them is bound, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the consummation of the Merger.

    (b) The execution and delivery of this Agreement by each of iTurf and Merger Sub do not, and the performance of this Agreement by each of iTurf and Merger Sub and the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Government Entity, except (i) for the applicable requirements of the Securities Act, the Exchange Act, Blue Sky Laws and the filing of the Certificate of Merger as required by Delaware Law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the performance by iTurf or Merger Sub of its obligations under this Agreement or the consummation of the Merger.

    Section 3.06. SEC FILINGS; FINANCIAL STATEMENTS. (a) iTurf has filed all forms, reports and documents required to be filed by it with the SEC under the Securities Act and the Exchange Act since May 1, 1999 (collectively, the "iTurf SEC Reports"). The iTurf SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and
(ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of iTurf's subsidiaries is required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the iTurf SEC Reports (i) complies in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto) and (iii) fairly presents in all material respects the consolidated financial position of iTurf and its subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments and such statements do not contain the required notes thereto.

    Section 3.07.  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Since April 29, 2000:
(a) iTurf and its subsidiaries have not suffered any Material Adverse Effect; and (b) iTurf and its subsidiaries have conducted their businesses in all material respects only in the ordinary course consistent with past practice, except in connection with the negotiation and execution and delivery of this Agreement.

    Section 3.08. FAIRNESS OPINION AND APPROVAL BY THE SPECIAL COMMITTEE. On or prior to the date hereof, the Special Committee (i) determined that the Merger is fair to and in the best interests of the holders of the Class A Common Stock (other than dELiA*s, Stephen I. Kahn or any affiliate thereof) and
(ii) recommended that the Board of Directors of iTurf approve this Agreement, the Merger, the iTurf Merger Matters and the other transactions contemplated hereby. The Special Committee has been advised by U.S. Bancorp Piper Jaffray that, in its opinion, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of the Class A Common Stock (other than dELiA*s, Stephen I. Kahn or any affiliate thereof), and U.S. Bancorp Piper Jaffray will deliver a written copy of such opinion to the Special Committee.

    Section 3.09. BROKERS. No broker, finder or investment banker (other than U.S. Bancorp Piper Jaffray) is entitled to any brokerage, finder's or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of iTurf or the Special Committee. iTurf has heretofore furnished to dELiA*s a complete and correct copy of all agreements between iTurf or the Special Committee and U.S. Bancorp Piper Jaffray pursuant to which such firm would be entitled to any payment relating to this Agreement or the transactions contemplated hereby. Any such fees due shall be paid by iTurf.

    Section 3.10. NO ACCELERATION OF OPTIONS OR ITURF RESTRICTED STOCK; CHANGE OF CONTROL. Except as provided in Article XI of the 1999 Amended and Restated Stock Incentive Plan of iTurf Inc., as such Article applies to all outstanding iTurf Options and iTurf Restricted Stock (as such terms are defined below), no accelerated vesting of iTurf Options or iTurf Restricted Stock, or lapse of any repurchase option, risk of forfeiture or other condition with respect to iTurf Restricted Stock, shall occur as a result of the Merger or any of the other transactions contemplated hereby. The consummation of the Merger and the other transactions contemplated hereby will not give rise to any liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, director or stockholder of iTurf (whether current, former or retired) or their beneficiaries or affiliates solely by reason of such transactions.

    For purposes of this Agreement, "iTurf Options" means all options to purchase shares of iTurf Common Stock granted under any stock option plan of iTurf ("iTurf Option Plans") or pursuant to any other arrangement to provide options, warrants or other rights to purchase such shares to directors, officers or employees of iTurf or other persons. For purposes of this Agreement, "iTurf Restricted Stock" means shares of iTurf Common Stock that are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares may be forfeited or repurchased by iTurf upon any termination of the stockholder's employment, directorship or other relationship with iTurf (and/or any affiliate of iTurf) under the terms of any restricted stock agreement or other agreement with iTurf.

                                   ARTICLE IV
                                   COVENANTS

    Section 4.01. STOCKHOLDERS MEETINGS; VOTING OF SHARES. (a) In order to consummate the Merger, iTurf shall, in accordance with Delaware Law and iTurf's Certificate of Incorporation and By-Laws, (i) duly call, give notice of, convene and hold a meeting of its stockholders (the "iTurf Meeting") as promptly as practicable, but in no event later than 45 days after the S-4 Registration Statement (as defined below) is declared effective, for the purpose of considering and voting upon the approval of the iTurf Merger Matters and (ii) include in the Joint Proxy Statement/Prospectus (as defined below) (x) subject to fiduciary obligations under applicable law, the recommendation of the Special Committee and of the Board of Directors of iTurf that the stockholders of iTurf approve the iTurf Merger Matters and
(y) the opinion of U.S. Bancorp Piper Jaffray that the Exchange Ratio is fair from a financial point of view to the holders of the Class A Common Stock (other than dELiA*s, Stephen I. Kahn or any affiliate thereof). Subject to fiduciary obligations under applicable law, iTurf shall take all lawful action to solicit from the holders of iTurf Common Stock entitled to vote at the iTurf Meeting proxies in favor of such approval. At the iTurf Meeting, dELiA*s shall cause all shares of iTurf Common Stock then owned by it to be voted in favor of such approval.

    (b) In order to consummate the Merger, dELiA*s shall, in accordance with Delaware Law and dELiA*s Certificate of Incorporation and By-Laws, (i) duly call, give notice of, convene and hold a meeting of its stockholders (the "dELiA*s Meeting") as promptly as practicable, but in no event later than 45 days after the S-4 Registration Statement is declared effective, for the purpose of considering and voting upon the approval of this Agreement and the Merger and (ii) include in the Joint Proxy Statement/Prospectus (x) subject to fiduciary obligations under applicable law, the recommendation of the Board of Directors of dELiA*s that the stockholders of dELiA*s approve this Agreement and the Merger and (y) the opinion of Salomon Smith Barney that the consideration to be received, pursuant to this Agreement, by the holders of dELiA*s Common Stock (other than Stephen I. Kahn and his family members) in the Merger is fair from a financial point of view to such holders. Subject to fiduciary obligations under applicable law, dELiA*s shall take all lawful action to solicit from the holders of dELiA*s Common Stock entitled to vote at the dELiA*s Meeting proxies in favor of such approval.

    Section 4.02. JOINT PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT ON FORM S-4. (a) As promptly as practicable following the execution and delivery of this Agreement, iTurf and dELiA*s shall prepare and file with the SEC a joint proxy statement/prospectus with respect to this Agreement, the Merger and the iTurf Merger Matters (the "Joint Proxy Statement/Prospectus"), and iTurf shall prepare and file with the SEC a Registration Statement on Form S-4 with respect to the issuance of shares of Class A Common Stock in the Merger (the "S-4 Registration Statement"). Each of iTurf and dELiA*s shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Joint Proxy Statement/Prospectus to its stockholders. iTurf and dELiA*s shall cooperate with each other in the preparation of the Joint Proxy Statement/Prospectus and the S-4 Registration Statement and shall notify each other of the receipt of any comments of the SEC with respect thereto and of any requests by the SEC for any amendment or supplement thereto or for additional information. Each of iTurf and dELiA*s agrees to use its reasonable best efforts, after consultation with the other, to respond promptly to all such comments of and requests by the SEC. Each of iTurf and dELiA*s (i) shall provide the other with information concerning it, and its subsidiaries, officers, directors and stockholders, that is necessary or advisable to be included in the Joint Proxy Statement/Prospectus and/or the S-4 Registration Statement and (ii) agrees promptly to (x) supplement, update and correct any information provided by it for use in the Joint Proxy Statement/Prospectus and/or the S-4 Registration Statement if and to the extent that such information is or shall have become incomplete, false or misleading in any material respect and (y) take all steps necessary to cause such Joint Proxy Statement/Prospectus and/or S-4 Registration Statement as so corrected to be filed with the SEC and/or disseminated to its stockholders in accordance with applicable law.

    (b) Each of iTurf and dELiA*s agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and

(ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to the respective stockholders of iTurf and dELiA*s and at the times of the iTurf Meeting and the dELiA*s Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of iTurf and dELiA*s covenants that the Joint Proxy Statement/Prospectus shall comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and iTurf covenants that the S-4 Registration Statement shall comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

    Section 4.03. NO SOLICITATION. dELiA*s will not, and will not permit or cause any of its subsidiaries or any of the officers and directors of it or its subsidiaries to, and shall direct its and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of 15% or more of the consolidated assets or equity securities of, dELiA*s or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). dELiA*s will not, and will not permit or cause any of its subsidiaries or any of the officers and directors of it or its subsidiaries to, and shall direct its and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, whether made before or after the date of this Agreement, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; PROVIDED, HOWEVER, that nothing contained in this Agreement shall prevent dELiA*s or the Board of Directors of dELiA*s from (i) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal,
(ii) soliciting any inquiries or the making of any proposal or offer with respect to, engaging in negotiations or discussions concerning, or providing confidential information with respect to, any of Storybook Inc., TSI Soccer Corporation, the Droog business or any of their respective assets or (iii) at any time prior to the approval of this Agreement and the Merger by the requisite vote of the stockholders of dELiA*s (A) providing information in response to a request therefor by a person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors of dELiA*s receives from the person so requesting such information an appropriate confidentiality agreement;
(B) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal; or (C) recommending such an Acquisition Proposal to the stockholders of dELiA*s, if and only to the extent that, (i) in each case referred to in clause (A), (B) or (C) above, the Board of Directors of dELiA*s determines in good faith after consultation with outside legal counsel that such action is necessary in order for its directors to comply with their fiduciary duties under applicable law and (ii) in each case referred to in clause (B) or (C) above, the Board of Directors of dELiA*s determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a more favorable transaction than the transaction contemplated by this Agreement. dELiA*s will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. dELiA*s agrees that it will take the necessary steps to inform promptly the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.03. dELiA*s will notify iTurf immediately if any such inquiries, proposals or offers are received by, any such information requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers and thereafter shall keep iTurf informed, on a current basis, on the status and terms of any such proposals or offers and the status of any such negotiations or discussions. dELiA*s also will promptly request each person that has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return all confidential information heretofore furnished to such person by or on behalf of dELiA*s or any of its subsidiaries.

    Section 4.04. DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. (a) All rights to indemnification or exculpation now existing in favor of the present and former directors, officers, employees, agents and fiduciaries of dELiA*s (collectively, the "Indemnified Parties"), as provided in dELiA*s Certificate of Incorporation and/or By-Laws or otherwise in effect as of the date of this Agreement, with respect to matters occurring at or prior to the Effective Time, shall survive the Merger and shall continue in full force and effect; PROVIDED, HOWEVER, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware Law or under dELiA*s Certificate of Incorporation or By-Laws or otherwise, as the case may be, shall be made by independent legal counsel selected by such Indemnified Party and reasonably acceptable to the Surviving Corporation. The Surviving Corporation shall honor all such rights to indemnification or exculpation described in this Section 4.04 in favor of the Indemnified Parties.

    (b) For a period of six years after the Effective Time, the Surviving Corporation shall maintain in effect the current policies of directors' and officers' liability insurance maintained by dELiA*s (provided that the Surviving Corporation may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events that occurred at or before the Effective Time; PROVIDED, HOWEVER, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the annual premiums paid as of the date hereof by dELiA*s for such insurance (such 200% amount, the "Maximum Premium"). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, the Surviving Corporation shall maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Premium; PROVIDED, FURTHER, that if such insurance coverage cannot be obtained at all, the Surviving Corporation shall purchase all available extended reporting periods with respect to pre-existing insurance in an amount that, together with all other insurance purchased pursuant to this Section 4.03(b), does not exceed the Maximum Premium. The Surviving Corporation shall not take any action that would have the effect of limiting the aggregate amount of insurance coverage required to be maintained for the individuals referred to in this Section 4.04(b).

    (c) In the event that after the Effective Time the Surviving Corporation
(i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or
(ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that any successor or assign of the Surviving Corporation shall assume the obligations set forth in this Section 4.04.

    Section 4.05. STOCK OPTIONS. (a) On or as soon as practicable following the date of this Agreement, the Board of Directors of dELiA*s (or, if appropriate, any committee thereof administering the dELiA*s Option Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

        (i) adjust the terms of all outstanding Options (each, as so adjusted, an "Adjusted Option"), whether vested or unvested, as necessary to provide that, at the Effective Time, each Option outstanding immediately prior to the Effective Time shall be amended and converted into an option to acquire, on the same terms and conditions as were applicable under such Option, the number of shares of Class A Common Stock (rounded down to the nearest whole share) equal to

    (A) the number of shares of dELiA*s Common Stock subject to such Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, at an exercise price per share of Class A Common Stock (rounded up to the nearest tenth of a cent) equal to (x) the exercise price per share of such dELiA*s Common Stock immediately prior to the Effective Time divided by
    (y) the Exchange Ratio;

        (ii) ensure that no accelerated vesting of Options (including the Sugarman Options) or Adjusted Options or dELiA*s Restricted Stock, or lapse of any repurchase option, risk of forfeiture or other condition with respect to dELiA*s Restricted Stock, shall occur as a result of the Merger or any of the other transactions contemplated hereby; and

        (iii) make such other changes to the dELiA*s Option Plans as dELiA*s and iTurf may agree are appropriate to give effect to the Merger.

    (b) The adjustments provided in this Section 4.05 with respect to any Option to which Section 421(a) of the Code applies shall be and are intended to be effected in a manner that is consistent with Section 424(a) of the Code so that no such adjustment shall cause (other than de minimis changes resulting from mathematical rounding) (i) the ratio of the exercise price of each Adjusted Option to the fair market value of the Class A Common Stock subject to such Adjusted Option immediately following the Effective Time to be more favorable to the optionee than the ratio of the corresponding Option exercise price to the fair market value of the dELiA*s Common Stock subject to such corresponding Option immediately prior to the Effective Time or (ii) the excess of the aggregate fair market value of all shares of Class A Common Stock subject to each Adjusted Option immediately following the Effective Time over the aggregate exercise price of such Adjusted Option to be more than the excess of the aggregate fair market value of all shares of dELiA*s Common Stock subject to the corresponding Option immediately prior to the Effective Time over the aggregate exercise price of such corresponding Option. As soon as practicable after the Effective Time, iTurf shall deliver to the holders of Options appropriate notices setting forth such holders' rights pursuant to the respective dELiA*s Option Plans and the agreements evidencing the grants of such Options and that such Options and agreements shall be assumed by iTurf and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 4.05 after giving effect to the Merger).

    (c) A holder of an Adjusted Option may exercise such Adjusted Option in whole or in part in accordance with its terms by following procedures to be communicated by iTurf with the notice contemplated by Section 4.05(b), together with the consideration therefor and the federal withholding tax information required, if any.

    (d) Except as otherwise expressly provided by this Section 4.05 and except to the extent required under the respective terms of the Options, all restrictions or limitations on transfer and vesting with respect to Options awarded under the dELiA*s Option Plans or any other plan, program or arrangement of dELiA*s, to the extent that such restrictions or limitations shall not have already lapsed, and all other terms thereof, shall remain in full force and effect with respect to such Options after giving effect to the Merger and the assumption by iTurf as set forth above.

    (e) As soon as practicable following the Effective Time, iTurf shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering (i) a number of shares of Class A Common Stock equal to the number of shares subject to the Adjusted Options and (ii) the shares of Class A Common Stock issued upon conversion of the dELiA*s Restricted Stock in the Merger. Prior to the Effective Time, iTurf shall take all necessary action in connection with the assumption of the Adjusted Options, including the reservation, issuance and listing of Class A Common Stock in a number at least equal to the number of shares of Class A Common Stock that will be subject to the Adjusted Options.

    Section 4.06. EMPLOYEE BENEFITS. From and after the Effective Time, the Surviving Corporation shall honor, in accordance with their respective terms as in effect on the date hereof, the employment, severance and bonus agreements and similar arrangements to which dELiA*s is a party and all employee benefit plans of dELiA*s.

    Section 4.07. PUBLIC ANNOUNCEMENTS. iTurf and dELiA*s shall consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or stock exchange or National Association of Securities Dealers regulation, in which case iTurf or dELiA*s, as applicable, shall use its reasonable best efforts to consult with the other party before issuing any such release or making any such public statement.

    Section 4.08. NOTIFICATION OF CERTAIN MATTERS. dELiA*s shall give prompt notice to iTurf, and iTurf shall give prompt notice to dELiA*s, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any failure of iTurf, Merger Sub or dELiA*s, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; PROVIDED, HOWEVER, that the delivery of any notice pursuant to this
Section 4.08 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

    Section 4.09. FURTHER ACTION; REASONABLE BEST EFFORTS. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, in the most expeditious manner practicable, the Merger, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to contracts with dELiA*s and iTurf as are necessary for the consummation of the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the Surviving Corporation shall use its reasonable best efforts to take all such action.

    Section 4.10. DELISTING; DEREGISTRATION. Each of iTurf and the Surviving Corporation shall use its reasonable best efforts to cause the dELiA*s Common Stock to be delisted from The Nasdaq Stock Market and deregistered under the Exchange Act as soon as practicable following the Effective Time.

    Section 4.11. ELECTION OF DIRECTORS OF ITURF. iTurf shall use its best efforts to cause four individuals nominated by dELiA*s to be elected, as soon as practicable after the Effective Time, to the Board of Directors of iTurf and, subject to the restrictions contained in Article Sixth of iTurf's Second Restated Certificate of Incorporation, to be apportioned among the respective classes of the Board of Directors of iTurf in the manner designated by dELiA*s.

    Section 4.12.  NO ACCELERATION OF ITURF OPTIONS OR ITURF RESTRICTED
STOCK. On or as soon as practicable following the date of this Agreement, the Board of Directors of iTurf (or, if appropriate, any committee thereof administering the iTurf Option Plans) shall adopt such resolutions or take such other actions as may be required to ensure that no accelerated vesting of iTurf Options or iTurf Restricted Stock, or lapse of any repurchase option, risk of forfeiture or other condition with respect to iTurf Restricted Stock, shall occur as a result of the Merger or any of the other transactions contemplated hereby.

    Section 4.13. VOTING OF DELIA*S COMMON STOCK. At the dELiA*s Meeting, Stephen I. Kahn shall vote (or cause to be voted) all shares of dELiA*s Common Stock which he then holds of record or beneficially owns, including pursuant to the Family Stockholders Agreement, dated December 18, 1996, among dELiA*s, Stephen I. Kahn and the Family Holders (as defined therein), in favor of the approval of this Agreement and the Merger.

    Section 4.14. ISSUANCE OF OPTIONS OR RESTRICTED STOCK. (a) During the period from the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement and the Effective Time, dELiA*s covenants and agrees that it shall not issue any Options or dELiA*s Restricted Stock except (i) with the prior written consent of the Special Committee,
(ii) issuances of Options or dELiA*s Restricted Stock to new employees that are not affiliated with dELiA*s as of the date hereof or (iii) issuances of Options or dELiA*s Restricted Stock that do not, either individually or in the aggregate, exceed 75,000 shares of dELiA*s Common Stock.

    (b) During the period from the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement and the Effective Time, iTurf covenants and agrees that it shall not issue any iTurf Options or iTurf Restricted Stock except with the prior written consent of the Special Committee.

                                   ARTICLE V
                            CONDITIONS TO THE MERGER

    Section 5.01.  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions (any of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable law):

    (a) NO INJUNCTION OR PROCEEDING. No preliminary or permanent injunction, temporary restraining order or other decree of a court of competent jurisdiction shall be in effect, no statute, rule or regulation shall have been enacted by a Governmental Entity and no action, suit or proceeding by any Governmental Entity shall have been instituted or threatened which prevents or prohibits the consummation of the Merger.

    (b) EFFECTIVENESS OF THE S-4 REGISTRATION STATEMENT. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceedings in respect of the Joint Proxy Statement/Prospectus shall have been initiated or threatened by the SEC.

    (c) STOCKHOLDER APPROVALS. This Agreement, the Merger and the other transactions contemplated hereby shall have been approved by the requisite vote of the stockholders of dELiA*s and the iTurf Merger Matters shall have been approved by the requisite vote of the stockholders of iTurf.

    (d) FILING OF SECOND RESTATED CERTIFICATE OF INCORPORATION. iTurf shall have filed the Second Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

    Section 5.02. CONDITIONS TO THE OBLIGATION OF DELIA*S TO EFFECT THE MERGER. The obligation of dELiA*s to effect the Merger is further subject to the satisfaction or waiver of each of the following conditions prior to or at the Effective Time:

    (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of iTurf contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as though made at and as of the Effective Time.

    (b) AGREEMENTS. Each of iTurf and Merger Sub shall have performed or complied in all material respects with all of its covenants and agreements required by this Agreement to be performed or complied with by it prior to or at the Effective Time.

    (c) NO ACCELERATION OF ITURF OPTIONS OR ITURF RESTRICTED STOCK. iTurf shall have taken all necessary action, including, but not limited to, the Board of Directors of iTurf or a committee thereof having made the determination required under Section 11.1(c) of the 1999 Amended and Restated Stock Incentive Plan of iTurf Inc., to ensure that no accelerated vesting of iTurf Options or iTurf Restricted Stock, or lapse of any repurchase option, risk of forfeiture or other condition with respect to iTurf Restricted Stock, shall occur as a result of the Merger or any of the other transactions contemplated hereby.

    Section 5.03. CONDITIONS TO THE OBLIGATION OF ITURF AND MERGER SUB TO EFFECT THE MERGER. The obligations of iTurf and Merger Sub to effect the Merger are further subject to the satisfaction or waiver of each of the following conditions prior to or at the Effective Time:

    (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of dELiA*s contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as though made at and as of the Effective Time.

    (b) AGREEMENTS. dELiA*s shall have performed or complied in all material respects with all of its covenants and agreements required by this Agreement to be performed or complied with by it prior to or at the Effective Time.

    (c) NO ACCELERATION OF OPTIONS OR DELIA*S RESTRICTED STOCK. dELiA*s shall have taken all necessary action, including, but not limited to, the Board of Directors of dELiA*s or a committee thereof having made the determination required under Section 11.1(c) of the 1996 Stock Incentive Plan of dELiA*s Inc. and the 1998 Stock Incentive Plan of dELiA*s Inc., to ensure that no accelerated vesting of Options (including the Sugarman Options) or Adjusted Options or dELiA*s Restricted Stock, or lapse of any repurchase option, risk of forfeiture or other condition with respect to dELiA*s Restricted Stock, shall occur as a result of the Merger or any of the other transactions contemplated hereby.

    (d) CONSENT OBTAINED. dELiA*s shall have obtained the required consent to the Merger under the Amended and Restated Credit Facility, dated April 28, 2000, among dELiA*s, its subsidiaries listed on Schedule 1 thereto and Congress Financial Corporation, or dELiA*s shall not be required to obtain such consent.

                                   ARTICLE VI
                       TERMINATION, AMENDMENT AND WAIVER

    Section 6.01. TERMINATION. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval by the stockholders of iTurf and dELiA*s:

    (a) by mutual written consent duly authorized by the Boards of Directors of each of iTurf and dELiA*s (and, in the case of iTurf, only with the approval of the Special Committee);

    (b) by either iTurf or dELiA*s (and, in the case of iTurf, only with the approval of the Special Committee) if the Effective Time shall not have occurred on or before the first anniversary of the date hereof; PROVIDED, HOWEVER, that the right to terminate this Agreement under this Section 6.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

    (c) by either iTurf or dELiA*s (and, in the case of iTurf, only with the approval of the Special Committee) if any court of competent jurisdiction or Governmental Entity shall have issued an order, decree or ruling, or taken any other action, restraining, enjoining or otherwise preventing or prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

    (d) by either iTurf or dELiA*s (and, in the case of iTurf, only with the approval of the Special Committee) if (i) the Board of Directors of dELiA*s shall withdraw, modify or change its recommendation of this Agreement or the Merger in a manner adverse to iTurf or shall have resolved to do so or (ii) the Board of Directors of dELiA*s shall have recommended, resolved to accept or accepted an Acquisition Proposal;

    (e) by either iTurf or dELiA*s (and, in the case of iTurf, only with the approval of the Special Committee) if at the iTurf Meeting (including any adjournment or postponement thereof), the iTurf Merger Matters shall not have been approved by the requisite vote of the stockholders of iTurf; or

    (f) by either iTurf or dELiA*s (and, in the case of iTurf, only with the approval of the Special Committee) if at the dELiA*s Meeting (including any adjournment or postponement thereof), this Agreement and the Merger shall not have been approved by the requisite vote of the stockholders of dELiA*s.

    Section 6.02. EFFECT OF TERMINATION. (a) In the event of the termination of this Agreement as provided in Section 6.01, this Agreement shall forthwith become null and void (except for the provisions set forth in Section 7.07 and, to the extent applicable, Section 6.02(b), which shall survive any termination of this Agreement) and there shall be no liability on the part of any party hereto, except that nothing herein shall relieve any party from liability for any willful breach hereof.

    (b) In the event this Agreement is terminated by either iTurf or dELiA*s pursuant to Section 6.01(d), iTurf shall be entitled to receive from dELiA*s
(i) a fee of $1,000,000 and (ii) reimbursement of iTurf's reasonable and documented transaction costs (including costs incurred by or on behalf of the Special Committee), including, without limitation, legal and accounting expenses and amounts paid or payable to U.S. Bancorp Piper Jaffray in connection with obtaining its fairness opinion relating to the Merger and its performance of financial advisory services for the Special Committee; PROVIDED, HOWEVER, that no fee or expense reimbursement shall be payable pursuant to this
Section 6.02(b) if iTurf or Merger Sub shall then be in willful material breach of its obligations hereunder.

    Section 6.03. AMENDMENT. This Agreement may not be amended except by action of the Board of Directors of each of the parties hereto (and, in the case of iTurf, only with the approval of the Special Committee) set forth in an instrument in writing signed on behalf of each of the parties hereto.

    Section 6.04. WAIVER. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracies in the representations and warranties of any other party contained herein or
(iii) waive compliance with any agreement or condition of any other party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party to be bound thereby but, in the case of any extension or waiver by which iTurf is to be bound, only if approved by the Special Committee.

                                  ARTICLE VII
                               GENERAL PROVISIONS

    Section 7.01. NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to
Section 6.01, as the case may be.

    Section 7.02. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery (i) in person, (ii) by telecopy, (iii) by reputable overnight courier or (iv) by registered or certified mail, postage prepaid, to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

    if to dELiA*s:

       dELiA*s Inc.
       435 Hudson Street
       New York, New York 10014
       Telecopier No: (212) 590-6310
       Attention: President

    with a copy to:

       Proskauer Rose LLP
       1585 Broadway
       New York, New York 10036-8299
       Telecopier No: (212) 969-2900
       Attention: Jeffrey A. Horwitz, Esq.

    if to iTurf or Merger Sub:

       iTurf Inc.
       One Battery Park Plaza
       New York, New York 10004
       Telecopier No: (212) 742-1993
       Attention: President

    with a copy to:

       Squadron, Ellenoff, Plesent & Sheinfeld, LLP
       551 Fifth Avenue
       New York, New York 10176
       Telecopier No: (212) 697-6686
       Attention: David L. Kovacs, Esq.

    Section 7.03. CERTAIN DEFINITIONS. For purposes of this Agreement, the term:

    (a) "affiliate" of a specified person means a person that, directly or indirectly, through one or more intermediaries controls, is controlled by, or is under common control with, such specified person;

    (b) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

    (c) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and

    (d) "subsidiary" or "subsidiaries" of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity; PROVIDED, HOWEVER, that, for purposes of Article II and Section 4.02(a) of this Agreement, dELiA*s disclaims liability for any representation, warranty or covenant made by dELiA*s on behalf of or with respect to iTurf or any of iTurf's subsidiaries, and iTurf agrees that dELiA*s shall not be liable for any such representation, warranty or covenant.

    Section 7.04. SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

    Section 7.05. ENTIRE AGREEMENT; ASSIGNMENT. This Agreement (including the schedules, documents and instruments referred to herein) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall not be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto.

    Section 7.06. PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 4.04, 4.05 and 4.06 (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

    Section 7.07. FEES AND EXPENSES. Except as otherwise contemplated by this Agreement, all fees and expenses incurred in connection with this Agreement shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

    Section 7.08. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without regard to the conflicts of laws principle thereof).

    Section 7.09. HEADINGS. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

    Section 7.10. COUNTERPARTS. This Agreement way be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    Section 7.11. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity, without the need to post bond or other security.

    IN WITNESS WHEREOF, iTurf, Merger Sub and dELiA*s have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                                       iTurf Inc.

                                                       By:  /s/ STEPHEN I. KAHN
                                                            -----------------------------------------
                                                            Name: Stephen I. Kahn
                                                            Title:  Chairman, Chief Executive Officer
                                                            and President

                                                       iTurf Breakfast Corp.

                                                       By:  /s/ STEPHEN I. KAHN
                                                            -----------------------------------------
                                                            Name: Stephen I. Kahn
                                                            Title:  Chief Executive Officer

                                                       dELiA*s Inc.

                                                       By:  /s/ EVAN GUILLEMIN
                                                            -----------------------------------------
                                                            Name: Evan Guillemin
                                                            Title:  President

    By his execution of this Agreement, the undersigned hereby agrees to be bound solely with respect to his obligations under Section 4.13.

/s/ STEPHEN I. KAHN
-------------------------------------------
Stephen I. Kahn

                               AMENDMENT NO. 1 TO
                          AGREEMENT AND PLAN OF MERGER

    AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER, dated as of October 12, 2000 (this "Amendment"), among iTurf Inc., a Delaware corporation ("iTurf"), iTurf Breakfast Corp., a Delaware corporation and a wholly owned subsidiary of iTurf ("Merger Sub"), and dELiA*s Inc., a Delaware corporation ("dELiA*s"). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

                              W I T N E S S E T H:

    WHEREAS, iTurf, Merger Sub and dELiA*s have previously entered into that certain Agreement and Plan of Merger, dated as of August 16, 2000 (the "Merger Agreement"); and

    WHEREAS, the parties desire to amend certain provisions of the Merger Agreement as set forth herein.

    NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree to amend the Merger Agreement as follows:

    1. CERTIFICATE OF INCORPORATION. Section 1.04(a) of the Merger Agreement shall be amended and restated in its entirety to read as follows:

        (a) The Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, in the form of EXHIBIT A attached hereto, shall be the Certificate of Incorporation of the Surviving Corporation following the Effective Time until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; PROVIDED, HOWEVER, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "FIRST: The name of the corporation is dELiA*s Group Inc."

    2. SECOND RESTATED CERTIFICATE OF INCORPORATION OF ITURF. EXHIBIT C (Second Restated Certificate of Incorporation) to the Merger Agreement shall be amended and restated in its entirety to read as set forth on EXHIBIT C annexed hereto.

                                     A-1-1

    IN WITNESS WHEREOF, iTurf, Merger Sub and dELiA*s have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                             iTurf Inc.

                                             By:  /s/ STEPHEN I. KAHN
                                                  ------------------------------------------
                                                  Stephen I. Kahn
                                                  CHAIRMAN OF THE BOARD
                                                  AND CHIEF EXECUTIVE OFFICER

                                             iTurf Breakfast Corp.

                                             By:  /s/ STEPHEN I. KAHN
                                                  ------------------------------------------
                                                  Stephen I. Kahn
                                                  CHAIRMAN OF THE BOARD
                                                  AND CHIEF EXECUTIVE OFFICER

                                             dELiA*s Inc.

                                             By:  /s/ EVAN GUILLEMIN
                                                  ------------------------------------------
                                                  Evan Guillemin
                                                  PRESIDENT

                                     A-1-2

                                                                         ANNEX B

                  SECOND RESTATED CERTIFICATE OF INCORPORATION
                                   ITURF INC.

    iTurf Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby amend and restate the Certificate of Incorporation of the Corporation, which was originally filed on August 7, 1997, under the name dELiA*s Interactive Company, and amended and restated on April 6, 1999, under the name iTurf Inc.

    FIRST.  The name of the Corporation is:


        dELiA*s Corp.


    SECOND. The address of the registered office of the Corporation in the State of Delaware is Corporation Service Company, 1013 Centre Road, City of Wilmington, County of New Castle, Delaware 19805. The name of its registered agent at such address is Corporation Service Company.

    THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law").

    FOURTH. Section 1. CAPITAL STOCK. (a) The total number of shares of stock which the Corporation shall have authority to issue is 101,000,000, consisting of 100,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), and 1,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). The Common Stock of the Corporation shall be divided into two classes, consisting of Class A Common Stock and Class B Common Stock. The Preferred Stock may be issued in one or more series having such designations as may be fixed by the Board of Directors.

    (b) The Board of Directors is expressly authorized to provide for the issue of all or any shares of the Common Stock and the Preferred Stock, to determine the number of shares of each class and to fix for each class of Common Stock and for any series of Preferred Stock such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors or a duly authorized committee thereof providing for the issue of such series and as may be permitted by Delaware Law.

    (c) The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of a majority of the Common Stock of the Corporation irrespective of the provisions of Section 242(b)(2) of Delaware Law.

    Section 2. COMMON STOCK. (a) Issuance and Consideration. Any unissued or treasury shares of the Common Stock may be issued for such consideration as may be fixed in accordance with applicable law from time to time by the Board of Directors.

    (b) Dividends. Subject to the rights of holders of the Preferred Stock, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in property, or in shares of stock and the holders of the Preferred Stock shall not be entitled to participate in any such dividends (unless otherwise provided by the Board of Directors in any resolution providing for the issue of a series of Preferred Stock).

    (c) Number of Shares. Of the 100,000,000 shares of Common Stock of the Corporation, 87,500,000 shares are initially designated as shares of Class A Common Stock and 12,500,000 shares are initially designated as shares of Class B Common Stock. Subject to the rights of the holders of

Preferred Stock, the number of shares designated as Class A Common Stock or Class B Common Stock may be increased or decreased from time to time by a resolution or resolutions adopted by the Board of Directors or any duly authorized committee thereof without the consent of the holders of any outstanding shares of Common Stock or Preferred Stock.

    (d) Powers, Preferences, Etc. The following is a statement of the powers, preferences, and relative participating, optional or other special rights and qualifications, limitations and restrictions of the Class A Common Stock and Class B Common Stock of the Corporation:

        (1) Except as otherwise set forth below in this ARTICLE FOURTH, the powers, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions of the Class A Common Stock and Class B Common Stock shall be identical in all respects.

        (2) Subject to the rights of the holders of Preferred Stock, and subject to any other provisions of this Second Restated Certificate of Incorporation (this "Restated Certificate of Incorporation"), holders of Class A Common Stock and Class B Common Stock shall be entitled to receive such dividends and other distributions in cash, stock of any corporation (other than Common Stock of the Corporation) or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in all such dividends and other distributions. In the case of dividends or other distributions payable in Common Stock, including distributions pursuant to stock splits or divisions of Common Stock of the Corporation, only shares of Class A Common Stock shall be paid or distributed with respect to Class A Common Stock and only shares of Class B Common Stock shall be paid or distributed with respect to Class B Common Stock. The number of shares of Class A Common Stock and Class B Common Stock so distributed shall be equal in number on a per share basis. Neither the shares of Class A Common Stock nor the shares of Class B Common Stock may be reclassified, subdivided or combined unless such reclassification, subdivision or combination occurs simultaneously and in the same proportion for each class.

        (3) (A) At every meeting of the stockholders of the Corporation every holder of Class A Common Stock shall be entitled to one vote in person or by proxy for each share of Class A Common Stock standing in his or her name on the transfer books of the Corporation, and every holder of Class B Common Stock shall be entitled to six votes in person or by proxy for each share of Class B Common Stock standing in his or her name on the transfer books of the Corporation in connection with the election of directors and all other matters submitted to a vote of stockholders; provided, however, that with respect to any proposed conversion of the shares of Class B Common Stock into shares of Class A Common Stock pursuant to paragraph (d)(5)(B), every holder of a share of Common Stock, irrespective of class, shall have one vote in person or by proxy for each share of Common Stock standing in his or her name on the transfer books of the Corporation and provided, further, however, that, upon any transfer of the Class B Common Stock, or any Class A Common Stock into which Class B Common Stock may have been converted at any time on or after the date of this Restated Certificate of Incorporation, the Class B Common Stock, or Class A Common Stock, so transferred shall have no voting rights, unless such transfer is first approved by the affirmative vote of not less than a majority of the outstanding shares of the Corporation entitled to vote thereon, in which case the Class B Common Stock, or Class A Common Stock, so transferred shall retain its voting rights granted hereunder. Except as may be otherwise required by law or by this ARTICLE FOURTH, the holders of Class A Common Stock and Class B Common Stock shall vote together as a single class, subject to any voting rights which may be granted to holders of Preferred Stock, on all matters submitted to a vote of the holders of Common Stock.

        (B) Every reference in this Restated Certificate of Incorporation to a majority or other proportion of shares of Common Stock, Class A Common Stock or Class B Common Stock, shall refer to such majority or other proportion of the votes to which such shares of Common Stock, Class A Common Stock or Class B Common Stock are entitled.

        (4) In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment in full of the amounts required to be paid to the holders of Preferred Stock, the remaining assets and funds of the Corporation shall be distributed pro rata to the holders of Class A Common Stock and Class B Common Stock. For the purposes of this paragraph (d)(4), the voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation or a consolidation or merger of the Corporation with one or more other corporations (whether or not the Corporation is the corporation surviving such consolidation or merger) shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary.

        (5) (A) Prior to the date on which shares of Class B Common Stock are issued to stockholders of dELiA*s Inc. or its successors ("dELiA*s") in a Tax-Free Spin-Off (as defined in paragraph (d)(5)(B)), each share of Class B Common Stock is convertible at the option of the holder thereof into one share of Class A Common Stock. At the time of a voluntary conversion, the holder of shares of Class B Common Stock shall deliver to the office of the Corporation or any transfer agent for the Class B Common Stock (i) the certificate or certificates representing the shares of Class B Common Stock to be converted, duly endorsed in blank or accompanied by proper instruments of transfer, and (ii) written notice to the Corporation stating that such holder elects to convert such share or shares and stating the name and address in which each certificate for shares of Class A Common Stock issued upon such conversion is to be issued. To the extent permitted by law and subject to the taking of any necessary action, such voluntary conversion shall be deemed to have been effected at the close of business on the date when such delivery is made to the Corporation or such transfer agent of the shares to be converted, and the person exercising such voluntary conversion shall be deemed to be the holder of record of the number of shares of Class A Common Stock issuable upon such conversion at such time. The Corporation shall promptly deliver certificates evidencing the appropriate number of shares of Class A Common Stock to such person.

        (B) Each share of Class B Common Stock shall automatically convert into one share of Class A Common Stock upon the transfer of such share if, after such transfer, such share is not beneficially owned by dELiA*s or any of its subsidiaries (except a "Strategic Partner," as defined below), unless such transfer is effected in connection with a transfer of Class B Common Stock to stockholders of dELiA*s as a dividend intended to be on a tax-free basis under the Internal Revenue Code of 1986, as amended from time to time (the "Code") (a "Tax-Free Spin-Off"). For purposes of this paragraph (d)(5) and ARTICLES SEVENTH and NINTH, (i) the term "beneficially owned" with respect to shares of Class B Common Stock means ownership by a person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise controls the voting power (which includes the power to vote or to direct the voting of) of such Class B Common Stock, and
    (ii) the term "Strategic Partner" means any entity, or group of affiliated entities, acquiring Class B Common Stock constituting, in the aggregate, at least 10% of the outstanding common stock and which, in the good faith judgment of the Board of Directors of the Corporation by the affirmative vote of a majority of directors who are not directors, officers of the beneficial owners of five percent or more of the outstanding voting securities of dELiA*s is considered to constitute a strategic alliance in the best interests of the Corporation and its stockholders. In the event of a Tax-Free Spin-Off, shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock on the fifth anniversary of the date on which shares of Class B Common Stock are first transferred to stockholders of dELiA*s in a Tax-Free Spin-Off unless, prior to such Tax-Free Spin-Off, dELiA*s delivers to the Corporation an opinion of dELiA*s counsel (which counsel shall be reasonably satisfactory to the

    Corporation) to the effect that such conversion would preclude dELiA*s from obtaining a favorable ruling from the Internal Revenue Service that the distribution would be a Tax-Free Spin-Off under the Code. If such an opinion is received, approval of such conversion shall be submitted to a vote of the holders of the Common Stock as soon as practicable after the fifth anniversary of the Tax-Free Spin-Off unless dELiA*s delivers to the Corporation an opinion of dELiA*s counsel (which counsel shall be reasonably satisfactory to the Corporation) prior to such anniversary to the effect that such vote would adversely affect the status of the Tax-Free Spin-Off. At the meeting of stockholders called for such purpose, every holder of Common Stock shall be entitled to one vote in person or by proxy for each share of Common Stock standing in his or her name on the transfer books of the Corporation. Approval of such conversion shall require the approval of a majority of the votes entitled to be cast by the holders of the Class A Common Stock and Class B Common Stock present and voting, voting together as a single class, and the holders of the Class B Common Stock shall not be entitled to a separate class vote. Such conversion shall be effective on the date on which such approval is given at a meeting of stockholders called for such purpose.

        Each share of Class B Common Stock beneficially owned by any person shall automatically convert into one share of Class A Common Stock if a Tax-Free Spin-Off has not occurred and the number of shares of Class B Common Stock beneficially owned by such person is or becomes less than 10 percent of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

        The Corporation shall at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock and its issued Common Stock held in its treasury for the purpose of effecting any conversion of the Class B Common Stock pursuant to this paragraph (d)(5), the full number of shares of Class A Common Stock then deliverable upon any such conversion of all outstanding shares of Class B Common Stock.

        The Corporation will provide notice of any automatic conversion of shares of Class B Common Stock to holders of record of the Common Stock not less than 30 nor more than 60 days prior to the date fixed for such conversion; provided, however, that if the timing or nature of the effectiveness of an automatic conversion makes it impracticable to provide at least 30 days' notice, the Corporation shall provide such notice as soon as practicable. Such notice shall be provided by mailing notice of such conversion first class postage prepaid, to each holder of record of the Common Stock, at such holder's address as it appears on the transfer books of the Corporation; provided, however, that no failure to give such notice nor any defect therein shall affect the validity of the automatic conversion of any shares of Class B Common Stock. Each such notice shall state, as appropriate, the following:

        (i) the automatic conversion date;

        (ii) the number of outstanding shares of Class B Common Stock that are to be converted automatically;

       (iii) the place or places where certificates for such shares are to be surrendered for conversion; and

        (iv) that no dividends will be declared on the shares of Class B Common Stock converted after such conversion date.

        Immediately upon such conversion, the rights of the holders of shares of Class B Common Stock as such shall cease and such holders shall be treated for all purposes as having become the record owners of the shares of Class A Common Stock issuable upon such conversion; provided, however, that such persons shall be entitled to receive when paid any dividends declared on the

    Class B Common Stock as of a record date preceding the time of such conversion and unpaid as of the time of such conversion.

        As promptly as practicable after the time of conversion, upon the delivery to the Corporation of certificates formerly representing shares of Class B Common Stock, the Corporation shall deliver or cause to be delivered, to or upon the written order of the record holder of the surrendered certificates formerly representing shares of Class B Common Stock, a certificate or certificates representing the number of fully paid and nonassessable shares of Class A Common Stock into which the shares of Class B Common Stock formerly represented by such certificates have been converted in accordance with the provisions of this paragraph (d)(5).

        (C) The Corporation will pay any and all documentary, stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of one class of Common Stock on the conversion of shares of the other class of Common Stock pursuant to this paragraph (d)(5); provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect of any registration of transfer involved in the issue or delivery of shares of one class of Common Stock in a name other than that of the registered holder of the other class of Common Stock converted, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

        (D) Concurrently with any conversion of Class B Common Stock into
    Class A Common Stock effected pursuant to paragraph (d)(5)(A) and
    (B) above, each share of Class B Common Stock that is converted (i) shall be retired and canceled and shall not be reissued and (ii) shall proportionally decrease the number of shares of Class B Common Stock designated hereby. The Secretary of the Corporation shall be, and hereby is, authorized and directed to file with the Secretary of State of the State of Delaware one or more Certificates of Decrease of Designated Shares to record any such decrease in designated shares of Common Stock. No undesignated shares of Common Stock shall be designated shares of Class B Common Stock following an automatic conversion of shares of Class B Common Stock pursuant to paragraph (d)(5)(B) above.

    Section 3. PREFERRED STOCK. (a) Series and Limits of Variations between Series. Any unissued or treasury shares of the Preferred Stock may be issued from time to time in one or more series for such consideration as may be fixed from time to time by the Board of Directors and each share of a series shall be identical in all respects with the other shares of such series, except that, if the dividends thereon are cumulative, the date from which they shall be cumulative may differ. Before any shares of Preferred Stock of any particular series shall be issued, a certificate shall be filed with the Secretary of State of Delaware setting forth the designation, rights, privileges, restrictions, and conditions to be attached to the Preferred Stock of such series and such other matters as may be required, and the Board of Directors shall fix and determine, and is hereby expressly empowered to fix and determine, in the manner provided by law, the particulars of the shares of such series (so far as not inconsistent with the provisions of this ARTICLE FOURTH applicable to all series of Preferred Stock), including, but not limited to, the following:

        (1) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by like action of the Board of Directors;

        (2) the annual rate of dividends payable on shares of such series, the conditions upon which such dividends shall be payable and the date from which dividends shall be cumulative in the event the Board of Directors determines that dividends shall be cumulative;

        (3) whether such series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights;

        (4) whether such series shall have conversion privileges and, if so, the terms and conditions of such conversion, including, but not limited to, provision for adjustment of the conversion rate upon such events and in such manner as the Board of Directors shall determine;

        (5) whether or not the shares of such series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

        (6) whether such series shall have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amount of such sinking fund;

        (7) the rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

        (8) any other relative rights, preferences and limitations of such series.

    Section 4. NO PREEMPTIVE RIGHTS. Except as otherwise set forth above in this ARTICLE FOURTH, no holder of shares of this Corporation of any class shall be entitled, as such, as a matter of right, to subscribe for or purchase shares of any class now or hereafter authorized, or to purchase or subscribe for securities convertible into or exchangeable for shares of the Corporation or to which there shall be attached or appertain any warrants or rights entitling the holders thereof to purchase or subscribe for shares.

    FIFTH. Section 1. AMENDMENT OF BYLAWS BY DIRECTORS. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind the bylaws of the Corporation.

    Section 2. AMENDMENT OF BYLAWS BY THE STOCKHOLDERS. The bylaws shall not be made, repealed, altered, amended or rescinded by the stockholders of the Corporation except by the vote of not less than 75 percent of the outstanding shares of the Corporation entitled to vote thereon. Any amendment to the Certificate of Incorporation which shall contravene any bylaw in existence on the record date of the stockholders meeting at which such amendment is to be voted upon by the stockholders shall require the vote of not less than 75 percent of the outstanding shares entitled to vote thereon.

    SIXTH. Section 1. CLASSIFIED BOARD. Effective immediately upon the issuance of more than 1,000 shares of Common Stock of the Corporation, the Board of Directors (exclusive of directors to be elected by the holders of any one or more series of Preferred Stock voting separately as a class or classes) shall be divided into three classes, Class A, Class B, and Class C. The number of directors in each class shall be the whole number contained in the quotient arrived at by dividing the authorized number of directors by three, and if a fraction is also contained in such quotient, then if such fraction is one-third, the extra director shall be a member of Class A and if the fraction is two thirds, one of the extra directors shall be a member of Class A and the other shall be a member of Class B. Each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected; provided, however, that the directors first elected to Class A shall serve for a term ending on the date of the annual meeting next following the end of the calendar year 1999, the directors first elected to Class B shall serve for a term ending on the date of the annual meeting next following the end of the calendar year 2000, and the directors first elected to Class C shall serve for a term ending on the date of the annual meeting next following the end of the calendar year 2001. Notwithstanding the foregoing formula provisions, in the event that, as a result of any change in the authorized number of directors, the number of directors in any class would differ from the number allocated to that class under the formula provided in this ARTICLE SIXTH immediately prior to such change, the following rules shall govern:

        (a) each director then serving as such shall nevertheless continue as a director of the class of which such director is a member until the expiration of his current term, or his prior death, resignation or removal;

        (b) at each subsequent election of directors, even if the number of directors in the class whose term of office then expires is less than the number then allocated to that class under said formula, the number of directors then elected for membership in that class shall not be greater than the number of directors in that class whose term of office then expires, unless and to the extent that the aggregate number of directors then elected plus the number of directors in all classes then duly continuing in office does not exceed the then authorized number of directors of the Corporation;

        (c) at each subsequent election of directors, if the number of directors in the class whose term of office then expires exceeds the number then allocated to that class under said formula, the Board of Directors shall designate one or more of the directorships then being elected as directors of another class or classes in which the number of directors then serving is less than the number then allocated to such other class or classes under said formula;

        (d) in the event of the death, resignation or removal of any director who is a member of a class in which the number of directors serving immediately preceding the creation of such vacancy exceeded the number then allocated to that class under said formula, the Board of Directors shall designate the vacancy thus created as a vacancy in another class in which the number of directors then serving is less than the number then allocated to such other class under said formula;

        (e) in the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase shall be apportioned by the Board of Directors to such class or classes as shall, so far as possible, bring the composition of each of the classes into conformity with the formula in this ARTICLE SIXTH, as it applies to the number of directors authorized immediately following such increase; and

        (f) designation of directorships or vacancies into other classes and apportionments of newly created directorships to classes by the Board of Directors under the foregoing items (c), (d) and (e) shall, so far as possible, be effected so that the class whose term of office is due to expire next following such designation or apportionment shall contain the full number of directors then allocated to said class under said formula.

    Notwithstanding any of the foregoing provisions of this ARTICLE SIXTH, each director shall serve until his successor is elected and qualified or until his death, resignation or removal.

    Section 2. ELECTION BY HOLDERS OF PREFERRED STOCK. During any period when the holders of any Preferred Stock or any one or more series thereof, voting as a class, shall be entitled to elect a specified number of directors, by reason of dividend arrearages or other provisions giving them the right to do so, then and during such time as such right continues (i) the then otherwise authorized number of directors shall be increased by such specified number of directors, and the holders of such Preferred Stock or such series thereof, voting as a class, shall be entitled to elect the additional directors so provided for, pursuant to the provisions of such Preferred Stock or series; (ii) each such additional director shall serve for such term, and have such voting powers, as shall be stated in the provisions pertaining to such Preferred Stock or series; and (iii) whenever the holders of any such Preferred Stock or series thereof are divested of such rights to elect a specified number of directors, voting as a class, pursuant to the provisions of such Preferred Stock or series, the terms of office of all directors elected by the holders of such Preferred Stock or series, voting as a class pursuant to such provisions or elected to fill any vacancies resulting from the death, resignation or removal of directors so elected by the holders of such Preferred Stock or series, shall forthwith terminate and the authorized number of directors shall be reduced accordingly.

    Section 3. BALLOTS. Elections of directors at an annual or special meeting of stockholders need not be by written ballot unless the bylaws of the Corporation shall provide otherwise.

    Section 4. ELIMINATION OF CERTAIN PERSONAL LIABILITY OF DIRECTORS. A director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of any fiduciary duty as a director to the fullest extent permitted by Delaware Law.

    SEVENTH. Section 1. MEETINGS. Unless otherwise prescribed by law or this Restated Certificate of Incorporation, special meetings of stockholders may be held at any time on call of the Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, the President or, at the request in writing of a majority of the Board of Directors, any officer.

    Section 2. ACTION BY WRITTEN CONSENT. Any corporate action required to be taken at any annual or special meeting of stockholders of the Corporation, or any corporate action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the corporate action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware (either by hand or by certified or registered mail, return receipt requested), its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded; provided, however, that on and after the date on which none of dEliA*s, any of its subsidiaries, any Strategic Partner or Stephen I. Kahn beneficially owns in the aggregate 50 percent or more of the total voting power of all classes of outstanding Common Stock, any corporate action required to be taken at any annual or special meeting of the stockholders, or any corporate action which may be taken at any annual or special meeting of the stockholders, may be taken only at a duly called annual or special meeting of stockholders and may not be taken by written consent of the stockholders in lieu of such meeting. So long as stockholders are entitled to consent to corporate action in writing without a meeting in accordance with this ARTICLE SEVENTH, every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date the earliest dated consent is delivered to the Corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner prescribed in this ARTICLE SEVENTH.

    EIGHTH. Section 1. AMENDMENT OF CERTAIN ARTICLES. The provisions set forth in this ARTICLE EIGHTH and in ARTICLES FIFTH, SIXTH, Section 1, SEVENTH and NINTH may not be amended, altered, changed, or repealed in any respect unless such amendment, alteration, change or repealing is approved by the affirmative vote of not less than 75 percent of the outstanding shares of the Corporation entitled to vote thereon; provided that with respect to any proposed amendment, alteration or change to this Restated Certificate of Incorporation, or repealing of any provision of this Restated Certificate of Incorporation, which would amend, alter or change the powers, preferences or special rights of the shares of Class A Common Stock or Class B Common Stock so as to affect them adversely, the affirmative vote of not less than 75 percent of the outstanding shares affected by the proposed amendment, voting as a separate class, shall be required in addition to the vote otherwise required pursuant to this ARTICLE EIGHTH.

    Section 2. AMENDMENTS GENERALLY. Subject to the provisions of Section 1 of this ARTICLE EIGHTH, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

    NINTH Section 1. In anticipation that the Corporation will cease to be a wholly owned subsidiary of dELiA*s, but that dELiA*s will remain a stockholder of the Corporation, and in anticipation that the Corporation and dELiA*s may engage in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunities, and in recognition of
(i) the benefits to be derived by the Corporation through its continued contractual, corporate and business relations with dELiA*s (including service of officers and directors of dELiA*s as officers and directors of the Corporation) and (ii) the difficulties attendant to any director, who desires and endeavors fully to satisfy such director's fiduciary duties, in determining the full scope of such duties in any particular situation, the provisions of this ARTICLE NINTH are set forth to regulate, define and guide the conduct of certain affairs of the Corporation as they may involve dELiA*s and its officers and directors, and the powers, rights, duties and liabilities of the Corporation and its officers, directors and stockholders in connection therewith.

    Section 2. The Corporation and dELiA*s may agree upon a method for allocating business opportunities between them. Subject to and except as provided in any such agreement:

        (a) dELiA*s shall not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation;

        (b) neither dELiA*s nor any officer or director thereof shall be liable to the Corporation or its stockholders for breach of any fiduciary duty by reason of any such activities of dELiA*s or of such person's participation therein;

        (c) in the event that dELiA*s acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both dELiA*s and the Corporation, dELiA*s shall have no duty to communicate or offer such corporate opportunity to the Corporation and shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder of the Corporation or controlling person of a stockholder by reason of the fact that dELiA*s pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity, or does not communicate information regarding, or offer, such corporate opportunity to the Corporation.

    Section 3. Subject to any agreement pursuant to Section 2 of this ARTICLE NINTH, in the event that a director, officer or employee of the Corporation who is also a director, officer or employee of dELiA*s acquires knowledge of a potential transaction or matter that may be a corporate opportunity for the Corporation and dELiA*s (whether such potential transaction or matter is proposed by a third party or is conceived of by such director, officer or employee of the Corporation), such director, officer or employee shall be entitled to offer such corporate opportunity to the Corporation or dELiA*s as such director, officer or employee deems appropriate under the circumstances in his sole discretion, and no such director, officer or employee shall be liable to the Corporation or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of the Corporation or the derivation of any improper personal benefit by reason of the fact that (i) such director, officer or employee offered such corporate opportunity to dELiA*s (rather than the Corporation) or did not communicate information regarding such corporate opportunity to the Corporation or
(ii) dELiA*s pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to the Corporation.

    Section 4. Any person or entity purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this ARTICLE NINTH and the contractual provisions provided for in this ARTICLE NINTH.

    Section 5. For purposes of this ARTICLE NINTH only, (i) the term "Corporation" shall mean the Corporation and all corporations, partnerships, joint ventures, associations and other entities in which the Corporation beneficially owns (directly or indirectly) 50 percent or more of the outstanding voting stock, voting power or similar voting interests, and (ii) the term "dELiA*s" shall mean dELiA*s and all corporations, partnerships, joint ventures, associations and other entities (other than the Corporation, defined in accordance with clause (i) of this Section 5) in which dELiA*s beneficially owns (directly or indirectly) 50 percent or more of the outstanding voting stock, voting power or similar voting interests.

    Section 6. Notwithstanding anything in this Certificate of Incorporation to the contrary, the foregoing provisions of this ARTICLE NINTH shall expire on the date that dELiA*s ceases to own beneficially Common Stock representing at least 10 percent of the aggregate number of outstanding shares of Class A Common Stock and Class B Common Stock of the Corporation and no person who is a director or officer of the Corporation is also a director or officer of dELiA*s. Neither the alteration, amendment, change or repeal of any provision of this ARTICLE NINTH nor the adoption of any provision of this Restated Certificate of Incorporation inconsistent with any provision of this ARTICLE NINTH shall eliminate or reduce the effect of this ARTICLE NINTH in respect of any matter occurring, or any cause of action, suit or claim that, but for this ARTICLE NINTH, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

    Section 7. The provisions of this ARTICLE NINTH are in addition to the provisions of ARTICLE SIXTH, Section 5.

    IN WITNESS WHEREOF, this Restated Certificate of Incorporation, having been duly adopted by the stockholders of the Corporation in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State
of Delaware, has been executed this       day of             , 2000.

                                        iTurf Inc.

                                        By:
                                        ----------------------------------------
                                        Name: Alex S. Navarro
                                        Title: Secretary

                                                                         ANNEX C

August 16, 2000

The Special Committee of the Board of Directors iTurf Inc.
c/o Douglas Platt, Chairman
One Battery Park Plaza
New York, New York 10004

The Board of Directors of iTurf Inc.
One Battery Park Plaza
New York, New York 10004

Members of the Special Committee and the Board:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of Class A Common Stock of iTurf Inc. (the "Company"), other than dELiA*s Inc. ("Delias"), Stephen Kahn and any affiliate thereof, of the Exchange Ratio (as defined in the Agreement hereafter referred to) pursuant to an Agreement and Plan of Merger (the "Agreement") among the Company, Delias and iTurf Breakfast Corp. ("Acquisition"), a wholly owned subsidiary of the Company. The Agreement provides for the merger (the "Transaction") of Delias into Acquisition in which shares of common stock of Delias outstanding will be converted and exchanged for Class A Common Stock of the Company.

    U.S. Bancorp Piper Jaffray Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Special Committee in connection with the Agreement and will receive a fee for services which is contingent upon consummation of the Transaction. We will also receive a fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction. The Company has also agreed to indemnify us against certain liabilities in connection with our services. U.S. Bancorp Piper Jaffray makes a market in Company and Delias common stock and provides research coverage on Company and Delias common stock. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and Delias for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

    In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed (i) the draft dated August 15, 2000 of the Agreement, (ii) certain financial, operating and business information related to Delias, (iii) certain internal financial information of Delias on a stand-alone basis prepared for financial planning purposes and furnished by the management of Delias, (iv) certain publicly available market and securities data of Delias,
(v) to the extent publicly available, financial terms of certain acquisition transactions deemed relevant to the Transaction and selected public companies deemed comparable to various business lines of Delias and the Company, (vi) certain financial, operating and business information relative to the Company,
(vii) certain internal financial information of the Company on a stand-alone basis and as a combined company with Delias, prepared by the Company management for financial planning purposes and furnished by the management of the Company, and (viii) certain publicly available market and securities data of the Company. We had discussions with members of the management of the Company and Delias concerning the financial condition, current operating results and business outlook for both the Company and Delias on a stand-alone basis and the combined company resulting from the Transaction and the plans relating to such combined company.

    We have relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us by the Company, Delias or otherwise made available to us, and have not assumed responsibility for the independent verification of such information. We have relied upon the assurances of the managements of the Company and Delias that the information provided to us as set forth above by the Company and Delias has been prepared on a reasonable basis, and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading.

    We have also assumed that the Transaction contemplated by the Agreement will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and that the Transaction will be treated as a purchase for accounting purposes. In addition, in arriving at our opinion, we have assumed that, in the course of obtaining the necessary regulatory approvals for the Transaction, no restrictions, including any divestiture requirements, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction.

    In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company or Delias, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity. We were not asked to and accordingly did not solicit or review alternative business combination transactions or other strategic alternatives to the Transaction. We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies or the effect of any other transaction in which the Company might engage, including, without limitation, a transaction which may result in a change of control of the Company affecting the holders of any class of capital stock of the Company.

    This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of any class of Company common stock have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

    This opinion is directed to the Special Committee and the Board and is not intended to be and does not constitute a recommendation to any stockholder of the Company. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. This opinion shall not be published or otherwise used, nor shall any public references to us be made without our prior written approval.

    Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the proposed Exchange Ratio in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the holders of Class A Common Stock of the Company (other than Delias, Stephen Kahn or any affiliate thereof) as of the date hereof.

Sincerely,

/s/ U.S. BANCORP PIPER JAFFRAY INC.

U.S. BANCORP PIPER JAFFRAY INC.

                                                                         ANNEX D

August 16, 2000

Board of Directors
dELiA*s Inc.
435 Hudson Street
New York, NY 10004

Members of the Board:

    You have requested our opinion as to the fairness, from a financial point of view, to the independent, unaffiliated holders of common stock, par value $0.01 per share ("dELiA*s Inc. Common Stock"), of dELiA*s Inc. ("dELiA*s"), of the consideration to be received by such holders in connection with the proposed merger (the "Merger") of dELiA*s with iTurf Breakfast Corp. ("Sub"), a wholly owned subsidiary of iTurf, Inc. ("iTurf"), pursuant to an Agreement and Plan of Merger, dated as of August 16, 2000 (the "Merger Agreement"), among iTurf, Sub and dELiA*s. Upon the effectiveness of the Merger, each issued and outstanding share of dELiA*s Common Stock (other than shares owned by iTurf or dELiA*s) will be converted into and represent the right to receive 1.715 (the "Exchange Ratio") shares of the common stock, par value $0.01 per share ("iTurf Common Stock"), of iTurf.

    In connection with rendering our opinion, we have reviewed certain publicly available information concerning dELiA*s and iTurf and certain other financial information concerning dELiA*s and iTurf, including financial forecasts, that were provided to us by dELiA*s and iTurf, respectively. We have discussed the past and current business operations, financial condition and prospects of dELiA*s and iTurf with certain officers and employees of dELiA*s and iTurf, respectively. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant.

    In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purpose of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial forecasts of dELiA*s and iTurf, we have been advised by the respective managements of dELiA*s and iTurf that forecasts for 2000, 2001 and 2002 have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the respective managements, and we express no opinion with respect to such forecasts or the assumptions on which they are based. We have also been advised by the respective managements of dELiA*s and iTurf that the assumptions relating to the projected financial performance of dELiA*s and iTurf for 2003 and 2004 that were provided to us by the respective managements of dELiA*s and iTurf and from which the forecasts for 2003 and 2004 were derived, reflect the best currently available estimates and judgements of the respective managements of dELiA*s and iTurf, and we express no opinion with respect to such assumptions. We also express no opinion on the assumptions of the management of dELiA*s regarding the proceeds from the sale of the TSI Soccer, Storybook Heirlooms and Droog businesses and the allocation of such proceeds. We have not assumed any responsibility for any independent evaluation or appraisal of any of the assets (including properties and facilities) or liabilities of dELiA*s or iTurf.

    Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof. Our opinion as expressed below does not imply any conclusion as to the likely trading range for iTurf Common Stock following the consummation of the Merger, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Our opinion does not address dELiA*s's underlying business decision to effect the Merger, and we express no view on the effect on dELiA*s of the Merger and related transactions. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of dELiA*s Common Stock and does not constitute a recommendation concerning how holders of dELiA*s Common Stock should vote with respect to the Merger Agreement or the Merger.

    We have acted as financial advisor to the Board of Directors of dELiA*s in connection with the Merger and will receive a fee for our services, a portion of which is payable upon initial delivery of this fairness opinion and the remainder of which is contingent upon consummation of the Merger. In the ordinary course of business, we and our affiliates may actively trade the securities of dELiA*s and iTurf for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We and our affiliates (including Citigroup Inc.) may have other business relationships with dELiA*s or iTurf in the ordinary course of their businesses.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of dELiA*s Common Stock (other than iTurf, the parties to the Family Stockholders Agreement dated November 30, 1996, and members of the respective managements of iTurf and dELiA*s who have an equity interest in both iTurf and dELiA*s) from a financial point of view.

                                          Very truly yours,

                                          /s/ Salomon Smith Barney Inc.

                                          SALOMON SMITH BARNEY INC.

                                                                         ANNEX E

                                   ITURF INC.
                              AMENDED AND RESTATED
                           1999 STOCK INCENTIVE PLAN
            (PROPOSED AMENDMENT TO SECTION 4.1 IS SHOWN IN ITALICS)

                                   ITURF INC.
                 AMENDED AND RESTATED 1999 STOCK INCENTIVE PLAN

                                   ARTICLE I.
                                    PURPOSE

    The purpose of this iTurf Inc. 1999 Stock Incentive Plan, (the "Plan"), is to enhance the profitability and value of iTurf Inc. (the "Company") for the benefit of its stockholders by enabling the Company (i) to offer employees and Consultants of the Company and its Subsidiaries stock based incentives and other equity interests in the Company, thereby creating a means to raise the level of stock ownership by employees and Consultants in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company's stockholders and (ii) to make equity based awards to non-employee directors thereby attracting, retaining and rewarding such non-employee directors and strengthening the mutuality of interests between non-employee directors and the Company's stockholders.

                                  ARTICLE II.
                                  DEFINITIONS

    For purposes of this Plan, the following terms shall have the following meanings:

    2.1. "AWARD" shall mean any award under this Plan of any Stock Option, Stock Appreciation Right or Restricted Stock. All Awards shall be confirmed by, and subject to the terms of, a written agreement executed by the Company and the Participant.

    2.2.  "BOARD" shall mean the Board of Directors of the Company.

    2.3. "CAUSE" shall mean, with respect to a Participant's Termination of Employment or Termination of Consultancy, unless otherwise determined by the Committee at grant, or, if no rights of the Participant are reduced, thereafter, termination due to a Participant's dishonesty, fraud, insubordination, willful misconduct, refusal to perform services (for any reason other than illness or incapacity) or materially unsatisfactory performance of his or her duties for the Company as determined by the Committee in its sole discretion. With respect to a Participant's Termination of Directorship, Cause shall mean an act or failure to act that constitutes "cause" for removal of a director under applicable Delaware law.

    2.4.  "CHANGE IN CONTROL" shall have the meaning set forth in Article XI.

    2.5. "CODE" shall mean the Internal Revenue Code of 1986, as amended. Any reference to any section of the Code shall also be a reference to any successor provision.

    2.6. "COMMITTEE" shall mean a committee of the Board appointed from time to time by the Board. Solely to the extent required under Rule 16b-3 and
Section 162(m) of the Code, such committee shall consist of two or more non-employee directors, each of whom shall be a non-employee director as defined in Rule 16b-3 and an outside director as defined under Section 162(m) of the Code. To the extent that no Committee exists which has the authority to administer the Plan, the functions of the Committee shall be exercised by the Board. If for any reason the appointed Committee does not meet the requirements of Rule 16b-3 or Section 162(m) of the Code, such noncompliance with the requirements of Rule 16b-3 or Section 162(m) of the Code shall not affect the validity of the awards, grants, interpretations or other actions of the Committee.

    2.7. "COMMON STOCK" means the Common Stock, $.01 par value per share, of the Company.

    2.8. "CONSULTANT" shall mean any adviser or consultant to the Company and its Subsidiaries.

    2.9.  "DISABILITY" shall mean total and permanent disability, as defined in
Section 22(e)(3) of the Code.

    2.10. "EFFECTIVE DATE" shall mean the date on which this Plan is approved and adopted by the Board.

    2.11. "ELIGIBLE EMPLOYEES" shall mean the employees of the Company and its Subsidiaries who are eligible pursuant to Section 5.1 to be granted Awards under this Plan.

    2.12.  "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934.

    2.13. "FAIR MARKET VALUE" for purposes of this Plan, unless otherwise required by any applicable provision of the Code or any regulations issued thereunder, shall mean, as of any date, the last sales price reported for the Common Stock on the applicable date (i) as reported by the principal national securities exchange in the United States on which it is then traded, or (ii) if not traded on any such national securities exchange, as quoted on an automated quotation system sponsored by the National Association of Securities Dealers. If the Common Stock is not readily tradable on a national securities exchange or any system sponsored by the National Association of Securities Dealers, its Fair Market Value shall be set in good faith by the Committee on the advice of a registered investment adviser (as defined under the Investment Advisers Act of 1940). For purposes of the grant of any Award, the applicable date shall be the date for which the last sales price is available at the time of grant. For purposes of the exercise of any Stock Appreciation Right, the applicable date shall be the date a notice of exercise is received by the Committee or if not a day on which the applicable market is open, the next day that it is open.

    2.14. "GOOD REASON" shall mean, with respect to a Participant's Termination of Employment or Termination of Consultancy unless otherwise determined by the Committee at grant, or, if no rights of the Participant are reduced, thereafter, a voluntary termination due to "good reason," as the Committee, in its sole discretion, decides to treat as a Good Reason termination.

    2.15. "INCENTIVE STOCK OPTION" shall mean any Stock Option awarded under this Plan intended to be and designated as an "Incentive Stock Option" within the meaning of Section 422 of the Code.

    2.16. "NON-QUALIFIED STOCK OPTION" shall mean any Stock Option awarded under this Plan that is not an Incentive Stock Option.

    2.17. "PARTICIPANT" shall mean the following persons to whom an Award has been made pursuant to this Plan: Eligible Employees and Consultants of the Company and its Subsidiaries and non-employee directors of the Company; provided, however, that non-employee directors shall be Participants for purposes of the Plan solely with respect to awards of Stock Options pursuant to
Article IX.

    2.18. "RESTRICTED STOCK" shall mean an award of shares of Common Stock under the Plan that is subject to restrictions under Article VII.

    2.19. "RESTRICTION PERIOD" shall have the meaning set forth in Subsection 7.3(a) with respect to Restricted Stock for Eligible Employees.

    2.20. "RETIREMENT" with respect to a Participant's Termination of Employment shall mean a Termination of Employment or Termination of Consultancy without Cause from the Company by a Participant who has attained (i) at least age sixty-five (65); or (ii) such earlier date after age fifty-five (55) as approved by the Committee with regard to such Participant. With respect to a Participant's Termination of Directorship, Retirement shall mean the failure to stand for reelection or the failure to be reelected after a Participant has attained age sixty-five (65).

    2.21. "RULE 16B-3" shall mean Rule 16b-3 under Section 16(b) of the Exchange Act as then in effect or any successor provisions.

    2.22. "SECTION 162(M) OF THE CODE" shall mean the exception for performance-based compensation under Section 162(m) of the Code and any Treasury regulations thereunder.

    2.23. "STOCK APPRECIATION RIGHT" shall mean the right pursuant to an Award granted under Article IX. A Tandem Stock Appreciation Right shall mean the right to surrender to the Company all (or a portion) of a Stock Option in exchange for an amount in cash or stock equal to the excess of (i) the Fair Market Value, on the date such Stock Option (or such portion thereof) is surrendered, of the Common Stock covered by such Stock Option (or such portion thereof), over
(ii) the aggregate exercise price of such Stock Option (or such portion thereof). A Non-Tandem Stock Appreciation Right shall mean the right to receive an amount in cash or stock equal to the excess of (x) the Fair Market Value of a share of Common Stock on of the date such right is exercised, over (y) the aggregate exercise price of such right, otherwise than on surrender of a Stock Option.

    2.24. "STOCK OPTION" OR "OPTION" shall mean any Option to purchase shares of Common Stock granted to Eligible Employees or Consultants pursuant to
Article VI or non-employee directors of the Company pursuant to Article IX..

    2.25. "SUBSIDIARY" shall mean any corporation that is defined as a subsidiary corporation in Section 424(f) of the Code.

    2.26. "TEN PERCENT STOCKHOLDER" shall mean a person owning Common Stock of the Company possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company as defined in Section 422 of the Code.

    2.27. "TERMINATION OF DIRECTORSHIP" shall mean, with respect to a non-employee director, that the non-employee director has ceased to be a director of the Company.

    2.28. "TERMINATION OF CONSULTANCY" shall mean, with respect to a Consultant, that the Consultant is no longer acting as a Consultant to the Company and its Subsidiaries. In the event an entity shall cease to be a Subsidiary, there shall be deemed a Termination of Consultancy of any individual who is not otherwise a Consultant of the Company or another Subsidiary at the time the entity ceases to be a Subsidiary.

    2.29. "TERMINATION OF EMPLOYMENT" shall mean (i) a termination of service (for reasons other than a military or personal leave of absence granted by the Company) of a Participant from the Company and its Subsidiaries; or (ii) when an entity which is employing a Participant ceases to be a Subsidiary, unless the Participant thereupon becomes employed by the Company or another Subsidiary.

    2.30. "TRANSFER" OR "TRANSFERRED" shall mean anticipate, alienate, attach, sell, assign, pledge, encumber, charge or otherwise transfer.

    2.31.  "WITHHOLDING ELECTION" shall have the meaning set forth in
Section 14.4.

                                  ARTICLE III.
                                 ADMINISTRATION

    3.1. THE COMMITTEE. The Plan shall be administered and interpreted by the Committee.

    3.2. AWARDS. The Committee shall have full authority to grant, pursuant to the terms of this Plan, (i) Stock Options, (ii) Stock Appreciation Rights, both Tandem and Non-Tandem and (iii) Restricted Stock to Eligible Employees or Consultants. Stock Options shall be granted to non-employee directors of the Company pursuant to Article IX. In particular, the Committee shall have the authority:

        (a) to select the Eligible Employees and Consultants to whom Stock Options, Stock Appreciation Rights and Restricted Stock may from time to time be granted hereunder;

        (b) to determine whether and to what extent Stock Options, Stock Appreciation Rights and Restricted Stock or any combination thereof, are to be granted hereunder to one or more Eligible Employees or Consultants;

        (c) to determine, in accordance with the terms of this Plan, the number of shares of Common Stock to be covered by each Award to an Eligible Employee or Consultant granted hereunder;

        (d) to determine the terms and conditions, not inconsistent with the terms of this Plan, of any Award granted hereunder to an Eligible Employee or Consultant (including, but not limited to, the share price, any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture restrictions or waiver thereof, regarding any Stock Option or other Award, and the shares of Common Stock relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion);

        (e) to determine whether and under what circumstances a Stock Option may be settled in cash, Common Stock and/or Restricted Stock under Subsection 6.3(d);

        (f) to determine whether, to what extent and under what circumstances to provide loans (which shall be on a recourse basis and shall bear a reasonable rate of interest) to Eligible Employees or Consultants in order to exercise Options under the Plan;

        (g) to determine whether a Stock Appreciation Right is Tandem or Non-Tandem; and

        (h) to determine whether to require an Eligible Employee or Consultant, as a condition of the granting of any Award, to not sell or otherwise dispose of shares acquired pursuant to the exercise of an Option or as an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Option or Award.

    3.3. GUIDELINES. Subject to Article XII hereof, the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing this Plan and perform all acts, including the delegation of its administrative responsibilities, as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of this Plan and any Award issued under this Plan (and any agreements relating thereto); and to otherwise supervise the administration of this Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to carry this Plan into effect, but only to the extent any such action would be permitted under the applicable provisions of Rule 16b-3 (if any) and the applicable provisions of Section 162(m) of the Code (if any). The Committee may adopt special guidelines and provisions for persons who are residing in, or subject to, the taxes of, countries other than the United States to comply with applicable tax and securities laws. If and to the extent applicable, this Plan is intended to comply with Section 162(m) of the Code and the applicable requirements of Rule 16b-3 and shall be limited, construed and interpreted in a manner so as to comply therewith.

    3.4. DECISIONS FINAL. Any decision, interpretation or other action made or taken in good faith by or at the direction of the Company, the Board, or the Committee (or any of its members) arising out of or in connection with the Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Company and all employees and Participants and their respective heirs, executors, administrators, successors and assigns.

    3.5. RELIANCE ON COUNSEL. The Company, the Board or the Committee may consult with legal counsel, who may be counsel for the Company or other counsel, with respect to its obligations or duties hereunder, or with respect to any action or proceeding or any question of law, and shall not be liable with respect to any action taken or omitted by it in good faith pursuant to the advice of such counsel.

    3.6. PROCEDURES. If the Committee is appointed, the Board shall designate one of the members of the Committee as chairman and the Committee shall hold meetings, subject to the By-Laws of the Company, at such times and places as it shall deem advisable. A majority of the Committee members shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by all Committee members in accordance with the By-Laws of the Company shall be fully effective as if it had been made by a vote at a meeting duly called and held. The Committee shall keep minutes of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

    3.7.  DESIGNATION OF CONSULTANTS LIABILITY.

        (a) The Committee may designate employees of the Company and professional advisors to assist the Committee in the administration of the Plan and may grant authority to employees to execute agreements or other documents on behalf of the Committee.

        (b) The Committee may employ such legal counsel, consultants and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant or agent. Expenses incurred by the Committee or Board in the engagement of any such counsel, consultant or agent shall be paid by the Company. The Committee, its members and any person designated pursuant to paragraph (a) above shall not be liable for any action or determination made in good faith with respect to the Plan. To the maximum extent permitted by applicable law, no officer of the Company or member or former member of the Committee or of the Board shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted under it. To the maximum extent permitted by applicable law and the Certificate of Incorporation and By-Laws of the Company and to the extent not covered by insurance, each officer and member or former member of the Committee or of the Board shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel reasonably acceptable to the Company) or liability (including any sum paid in settlement of a claim with the approval of the Company), and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the Plan, except to the extent arising out of such officer's, member's or former member's own fraud or bad faith. Such indemnification shall be in addition to any rights of indemnification the officers, directors or members or former officers, directors or members may have under applicable law or under the Certificate of Incorporation or By-Laws of the Company or Subsidiary. Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by an individual with regard to Awards granted to him or her under this Plan.

                                  ARTICLE IV.
                          SHARE AND OTHER LIMITATIONS

    4.1.  SHARES.

        (a) GENERAL LIMITATION. The aggregate number of shares of Common Stock which may be issued or used for reference purposes under this Plan or with respect to which other Awards may be granted shall not exceed 4,050,000 shares, PROVIDED THAT THE NUMBER OF SHARES SHALL BE INCREASED ON JANUARY 1, 2002 AND JANUARY 1, 2003, BY THE LESSER OF (I) FOUR PERCENT (4%) OF THE NUMBER OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ON THE LAST DAY OF THE IMMEDIATELY PRECEDING CALENDAR YEAR, (II) 1,750,000 SHARES OR (III) SUCH LESSER AMOUNT AS MAY BE DETERMINED BY THE COMPANY'S BOARD OF DIRECTORS, (subject to any increase or decrease pursuant to Section 4.2) which may be either authorized and unissued Common Stock or Common Stock held in or acquired for the treasury of the Company. If any Option or Stock Appreciation Right granted under this Plan expires, terminates or is cancelled for any reason without having been exercised in full or, with respect to

    Options, the Company repurchases any Option pursuant to Section 6.3(f), the number of shares of Common Stock underlying the repurchased Option, and/or the number of shares of Common Stock underlying any unexercised Stock Appreciation Right or Option shall again be available for the purposes of Awards under the Plan. If shares of Common Stock are exchanged by a Participant as full or partial payment to the Company of the exercise price of a Stock Option or the number of shares deliverable to a Participant under the terms of the Plan are reduced for payment of withholding taxes, such exchanged or reduced shares of Common Stock will again be available for purposes of Awards under the Plan, other than for the grant of Incentive Stock Options. If a Tandem Stock Appreciation Right or a limited Stock Appreciation Right is granted in tandem with an Option, such grant shall only apply once against the maximum number of shares of Common Stock which may be issued under this Plan.

        (b) INDIVIDUAL PARTICIPANT LIMITATIONS. (i) The maximum number of shares of Common Stock subject to any Option which may be granted under this Plan to each Participant shall not exceed 750,000 shares (subject to any increase or decrease pursuant to Section 4.2) during each fiscal year of the Company.

           (i) There are no annual individual Participant limitations on Restricted Stock.

           (ii) The maximum number of shares of Common Stock subject to any Stock Appreciation Right which may be granted under this Plan to each Participant shall not exceed 750,000 shares (subject to any increase or decrease pursuant to Section 4.2) during each fiscal year of the Company. If a Tandem Stock Appreciation Right or limited Stock Appreciation Right is granted in tandem with an Option it shall apply against the Eligible Employee's or Consultant's individual share limitations for both Stock Appreciation Rights and Options.

    4.2.  CHANGES.

        (a) The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company or Subsidiary, any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting Common Stock, the dissolution or liquidation of the Company or Subsidiary, any sale or transfer of all or part of its assets or business or any other corporate act or proceeding.

        (b) In the event of any such change in the capital structure or business of the Company by reason of any stock dividend or distribution, stock split or reverse stock split, recapitalization, reorganization, merger, consolidation, split-up, combination or exchange of shares, distribution with respect to its outstanding Common Stock or capital stock other than Common Stock, sale or transfer of all or part of its assets or business, reclassification of its capital stock, or any similar change affecting the Company's capital structure or business and the Committee determines an adjustment is appropriate under the Plan, then the aggregate number and kind of shares which thereafter may be issued under this Plan, the number and kind of shares or other property (including cash) to be issued upon exercise of an outstanding Option or other Awards granted under this Plan and the purchase price thereof shall be appropriately adjusted consistent with such change in such manner as the Committee may deem equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, Participants under this Plan or as otherwise necessary to reflect the change, and any such adjustment determined by the Committee shall be binding and conclusive on the Company and all Participants and employees and their respective heirs, executors, administrators, successors and assigns.

        (c) Fractional shares of Common Stock resulting from any adjustment in Options or Awards pursuant to Section 4.2(a) or (b) shall be aggregated until, and eliminated at, the time of exercise by rounding-down for fractions less than one-half (1/2) and rounding-up for fractions equal to or greater than one-half (1/2). No cash settlements shall be made with respect to fractional shares eliminated by rounding. Notice of any adjustment shall be given by the Committee to each Participant whose Option or Award has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

        (d) In the event of a merger or consolidation in which the Company is not the surviving entity or in the event of any transaction that results in the acquisition of substantially all of the Company's outstanding Common Stock by a single person or entity or by a group of persons and/or entities acting in concert, or in the event of the sale or transfer of all of the Company's assets (all of the foregoing being referred to as "Acquisition Events"), then the Committee may, in its sole discretion, terminate all outstanding Options and Stock Appreciation Rights of Eligible Employees and Consultants, effective as of the date of the Acquisition Event, by delivering notice of termination to each such Participant at least twenty
    (20) days prior to the date of consummation of the Acquisition Event; provided, that during the period from the date on which such notice of termination is delivered to the consummation of the Acquisition Event, each such Participant shall have the right to exercise in full all of his or her Options and Stock Appreciation Rights that are then outstanding (without regard to any limitations on exercisability otherwise contained in the Option or Award Agreements) but contingent on occurrence of the Acquisition Event, and, provided that, if the Acquisition Event does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise shall be null and void.

    Notwithstanding the foregoing and solely to the extent required by
Section 16 of the Exchange Act, at the discretion of the Committee, the provisions contained in this subsection shall be adjusted as they apply to Options and Stock Appreciation Rights granted to Eligible Employees and Consultants within six (6) months before the occurrence of an Acquisition Event if the holder of such Award is subject to the reporting requirements of
Section 16(a) of the Exchange Act in such manner as determined by the Committee, including without limitation, terminating Options and Stock Appreciation Rights at specific dates after the Acquisition Event, in order to give the holder the benefit of the Option.

    If an Acquisition Event occurs, to the extent the Committee does not terminate the outstanding Options and Stock Appreciation Rights pursuant to this
Section 4.2(d), then the provisions of Section 4.2(b) shall apply.

    4.3. PURCHASE PRICE. Notwithstanding any provision of this Plan to the contrary, if authorized but previously unissued shares of Common Stock are issued under this Plan, such shares shall not be issued for a consideration which is less than as permitted under applicable law.

                                   ARTICLE V.
                                  ELIGIBILITY

    5.1. All employees and Consultants of the Company and its Subsidiaries are eligible to be granted Options, Stock Appreciation Rights and Restricted Stock under this Plan. Eligibility under this Plan shall be determined by the Committee in its sole discretion.

    5.2. Non-employee directors of the Company are only eligible to receive an Award of Stock Options in accordance with Article IX of the Plan.

                                  ARTICLE VI.
                  EMPLOYEE AND CONSULTANT STOCK OPTION GRANTS

    6.1. OPTIONS. Each Stock Option granted hereunder shall be one of two types: (i) an Incentive Stock Option intended to satisfy the requirements of
Section 422 of the Code or (ii) a Non-Qualified Stock Option.

    6.2. GRANTS. The Committee shall have the authority to grant to any Eligible Employee one or more Incentive Stock Options, Non-Qualified Stock Options, or both types of Stock Options (in each case with or without Stock Appreciation Rights). To the extent that any Stock Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Stock Option or the portion thereof which does not qualify, shall constitute a separate Non-Qualified Stock Option. The Committee shall have the authority to grant to any Consultant one or more Non-Qualified Stock Options (with or without Stock Appreciation Rights). Notwithstanding any other provision of the Plan to the contrary or any provision in an agreement evidencing the grant of an Option to the contrary, any Option granted to a Consultant shall be a Non-Qualified Stock Option.

    6.3. TERMS OF OPTIONS. Options granted under this Plan shall be subject to the following terms and conditions, and shall be in such form and contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem desirable:

        (a) OPTION PRICE. The option price per share of Common Stock purchasable under an Incentive Stock Option shall be determined by the Committee at the time of grant but shall not be less than 100% of the Fair Market Value of the share of Common Stock at the time of grant; provided, however, if an Incentive Stock Option is granted to a Ten Percent Stockholder, the purchase price shall be no less than 110% of the Fair Market Value of the Common Stock. The purchase price of shares of Common Stock subject to a Non-Qualified Stock Option shall be determined by the Committee. Notwithstanding the foregoing, if an Option is modified, extended or renewed and, thereby, deemed to be the issuance of a new Option under the Code, the exercise price of an Option may continue to be the original exercise price even if less than the Fair Market Value of the Common Stock at the time of such modification, extension or renewal.

        (b) OPTION TERM. The term of each Stock Option shall be fixed by the Committee, but no Stock Option shall be exercisable more than ten
    (10) years after the date the Option is granted, provided, however, the term of an Incentive Stock Option granted to a Ten Percent Stockholder may not exceed five (5) years.

        (c) EXERCISABILITY. Stock Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at grant. If the Committee provides, in its discretion, that any Stock Option is exercisable subject to certain limitations (including, without limitation, that it is exercisable only in installments or within certain time periods), the Committee may waive such limitations on the exercisability at any time at or after grant in whole or in part (including, without limitation, that the Committee may waive the installment exercise provisions or accelerate the time at which Options may be exercised), based on such factors, if any, as the Committee shall determine, in its sole discretion.

        (d) METHOD OF EXERCISE. Subject to whatever installment exercise and waiting period provisions apply under subsection (c) above, Stock Options may be exercised in whole or in part at any time during the Option term, by giving written notice of exercise to the Company specifying the number of shares to be purchased. Such notice shall be accompanied by payment in full of the purchase price in such form, or such other arrangement for the satisfaction of the purchase price, as the Committee may accept. If and to the extent determined by the Committee in its sole discretion at or after grant, payment in full or in part may also be made in the form of Common Stock withheld from the shares to be received on the exercise of a Stock Option hereunder, Common Stock owned by the Participant (and for which the Participant has good title free and clear of any liens and encumbrances) or Restricted Stock based, in each case, on the Fair Market Value of the Common Stock on the payment date as determined by the Committee (without regard to any forfeiture restrictions applicable to such Restricted Stock). No shares of Common Stock shall be issued until payment, as provided herein, therefor has been made or provided for. If payment in full or in part has been made in the form of Restricted Stock, an equivalent number of shares of Common Stock issued on exercise of the Option shall be subject to the same restrictions and conditions, during the remainder of the Restriction Period, applicable to the Restricted Stock surrendered therefor.

        (e) INCENTIVE STOCK OPTION LIMITATIONS. To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an Eligible Employee during any calendar year under the Plan and/or any other stock option plan of the Company or any Subsidiary or parent corporation (within the meaning of Section 424(e) of the Code) exceeds $100,000, such Options shall be treated as Options which are not Incentive Stock Options.

    Should the foregoing provision not be necessary in order for the Stock Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend the Plan accordingly, without the necessity of obtaining the approval of the stockholders of the Company.

        (f) BUY OUT AND SETTLEMENT PROVISIONS. The Committee may at any time on behalf of the Company offer to buy out an Option previously granted, based on such terms and conditions as the Committee shall establish and communicate to the Participant at the time that such offer is made.

        (g) FORM, MODIFICATION, EXTENSION AND RENEWAL OF OPTIONS. Subject to the terms and conditions and within the limitations of the Plan, an Option shall be evidenced by such form of agreement or grant as is approved by the Committee, and the Committee may modify, extend or renew outstanding Options granted under the Plan (provided that the rights of a Participant are not reduced without his consent), or accept the surrender of outstanding Options (up to the extent not theretofore exercised) and authorize the granting of new Options in substitution therefor (to the extent not theretofore exercised).

        (h) OTHER TERMS AND CONDITIONS. Options may contain such other provisions, which shall not be inconsistent with any of the foregoing terms of the Plan, as the Committee shall deem appropriate including, without limitation, permitting "reloads" such that the same number of Options are granted as the number of Options exercised, shares used to pay for the exercise price of Options or shares used to pay withholding taxes ("Reloads"). With respect to Reloads, the exercise price of the new Stock Option shall be the Fair Market Value on the date of the "reload" and the term of the Stock Option shall be the same as the remaining term of the Options that are exercised, if applicable, or such other exercise price and term as determined by the Committee.

    6.4. TERMINATION OF EMPLOYMENT OR TERMINATION OF CONSULTANCY. The following rules apply with regard to Options upon the Termination of Employment of a Participant:

        (a) TERMINATION BY REASON OF DEATH. If a Participant's Termination of Employment or Termination of Consultancy is by reason of death, any Stock Option held by such Participant, unless otherwise determined by the Committee at grant or, if no rights of the Participant's estate are reduced, thereafter, may be exercised, to the extent exercisable at the Participant's death, by the legal representative of the estate, at any time within a period of one (1) year from the date of such death, but in no event beyond the expiration of the stated term of such Stock Option.

        (b) TERMINATION BY REASON OF DISABILITY. If a Participant's Termination of Employment or Termination of Consultancy is by reason of Disability, any Stock Option held by such Participant, unless otherwise determined by the Committee at grant or, if no rights of the Participant are reduced, thereafter, may be exercised, to the extent exercisable at the Participant's termination, by the Participant (or the legal representative of the Participant's estate if the Participant dies after termination) at any time within a period of one (1) year from the date of such termination, but in no event beyond the expiration of the stated term of such Stock Option.

        (c) TERMINATION BY REASON OF RETIREMENT. If a Participant's Termination of Employment or Termination of Consultancy is by reason of Retirement, any Stock Option held by such Participant, unless otherwise determined by the Committee at grant, or, if no rights of the Participant are reduced, thereafter, shall be fully vested and may thereafter be exercised by the Participant at any time within a period of one (1) year from the date of such termination, but in no event beyond the expiration of the stated term of such Stock Option; provided, however, that, if the Participant dies within such exercise period, any unexercised Stock Option held by such Participant shall thereafter be exercisable, to the extent to which it was exercisable at the time of death, for a period of one (1) year (or such other period as the Committee may specify at grant or, if no rights of the Participant's estate are reduced, thereafter) from the date of such death, but in no event beyond the expiration of the stated term of such Stock Option.

        (d) INVOLUNTARY TERMINATION WITHOUT CAUSE OR TERMINATION FOR GOOD REASON. If a Participant's Termination of Employment or Termination of Consultancy is by involuntary termination without Cause or for Good Reason, any Stock Option held by such Participant, unless otherwise determined by the Committee at grant or, if no rights of the Participant are reduced, thereafter, may be exercised, to the extent exercisable at termination, by the Participant at any time within a period of ninety (90) days from the date of such termination, but in no event beyond the expiration of the stated term of such Stock Option.

        (e) TERMINATION WITHOUT GOOD REASON. If a Participant's Termination of Employment or Termination of Consultancy is voluntary but without Good Reason and occurs prior to, or more than ninety (90) days after, the occurrence of an event which would be grounds for Termination of Employment by the Company for Cause (without regard to any notice or cure period requirements), any Stock Option held by such Participant, unless otherwise determined by the Committee at grant or, if no rights of the Participant are reduced, thereafter, may be exercised, to the extent exercisable at termination, by the Participant at any time within a period of thirty
    (30) days from the date of such termination, but in no event beyond the expiration of the stated term of such Stock Option.

        (f) OTHER TERMINATION. Unless otherwise determined by the Committee at grant or, if no rights of the Participant are reduced, thereafter, if a Participant's Termination of Employment or Termination of Consultancy is for any reason other than death, Disability, Retirement, Good Reason, involuntary termination without Cause or voluntary termination as provided in subsection (e) above, any Stock Option held by such Participant shall thereupon terminate and expire as of the date of termination, provided that (unless the Committee determines a different period upon grant or, if, no rights of the Participant are reduced, thereafter) in the event the termination is for Cause or is a voluntary termination without Good Reason within ninety (90) days after occurrence of an event which would be grounds for Termination of Employment or Termination of Consultancy by the Company for Cause (without regard to any notice or cure period requirement), any Stock Option held by the Participant at the time of occurrence of the event which would be grounds for Termination of Employment or Termination of Consultancy by the Company for Cause shall be deemed to have terminated and expired upon occurrence of the event which would be grounds for Termination of Employment or Termination of Consultancy by the Company for Cause.

                                  ARTICLE VII.
                            RESTRICTED STOCK AWARDS

    7.1. AWARDS OF RESTRICTED STOCK. Shares of Restricted Stock may be issued to Eligible Employees or Consultants either alone or in addition to other Awards granted under the Plan. The Committee shall determine the eligible persons to whom, and the time or times at which, grants of Restricted Stock will be made, the number of shares to be awarded, the price (if any) to be paid by the recipient (subject to Section 7.2), the time or times within which such Awards may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the Awards.

    7.2. AWARDS AND CERTIFICATES. The prospective Participant selected to receive a Restricted Stock Award shall not have any rights with respect to such Award, unless and until such Participant has delivered a fully executed copy of the Restricted Stock Award agreement evidencing the Award to the Company and has otherwise complied with the applicable terms and conditions of such Award. Further, such Award shall be subject to the following conditions:

        (a) PURCHASE PRICE. The purchase price of Restricted Stock shall be fixed by the Committee. Subject to Section 4.3, the purchase price for shares of Restricted Stock may be zero to the extent permitted by applicable law, and, to the extent not so permitted, such purchase price may not be less than par value.

        (b) ACCEPTANCE. Awards of Restricted Stock must be accepted within a period of sixty (60) days (or such shorter period as the Committee may specify at grant) after the Award date, by executing a Restricted Stock Award agreement and by paying whatever price (if any) the Committee has designated thereunder.

        (c) LEGEND. Each Participant receiving a Restricted Stock Award shall be issued a stock certificate in respect of such shares of Restricted Stock, unless the Committee elects to use another system, such as book entries by the transfer agent, as evidencing ownership of a Restricted Stock Award. Such certificate shall be registered in the name of such Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

       "The anticipation, alienation, attachment, sale, transfer, assignment, pledge, encumbrance or charge of the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the iTurf Inc. (the "Company") 1999 Stock Incentive Plan and an Agreement
       entered into between the registered owner and the Company, dated       .
       Copies of such Plan and Agreement are on file at the principal office of the Company."

        (d) CUSTODY. The Committee may require that any stock certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed, and that, as a condition of any Restricted Stock Award, the Participant shall have delivered a duly signed stock power, endorsed in blank, relating to the Common Stock covered by such Award.

    7.3. RESTRICTIONS AND CONDITIONS ON RESTRICTED STOCK AWARDS. The shares of Restricted Stock awarded pursuant to this Plan shall be subject to Article X and the following restrictions and conditions:

        (a) RESTRICTION PERIOD; VESTING AND ACCELERATION OF VESTING. The Participant shall not be permitted to Transfer shares of Restricted Stock awarded under this Plan during a period set by the Committee (the "Restriction Period") commencing with the date of such Award, as set forth in the Restricted Stock Award agreement and such agreement shall set forth a vesting schedule and any events which would accelerate vesting of the shares of Restricted Stock. Within these limits, based on service, or other criteria determined by the Committee, the Committee may provide for the lapse of such restrictions in installments in whole or in part, or may accelerate the vesting of all or any part of any Restricted Stock Award.

        (b) RIGHTS AS STOCKHOLDER. Except as provided in this subsection
    (b) and subsection (a) above and as otherwise determined by the Committee, the Participant shall have, with respect to the shares of Restricted Stock, all of the rights of a holder of shares of Common Stock of the Company including, without limitation, the right to receive any dividends, the right to vote such shares and, subject to and conditioned upon the full vesting of shares of Restricted Stock, the right to tender such shares. Notwithstanding the foregoing, the payment of dividends shall be deferred until, and conditioned upon, the expiration of the applicable Restriction Period, unless the Committee, in its sole discretion, specifies otherwise at the time of the Award.

        (c) LAPSE OF RESTRICTIONS. If and when the Restriction Period expires without a prior forfeiture of the Restricted Stock subject to such Restriction Period, the certificates for such shares shall be delivered to the Participant. All legends shall be removed from said certificates at the time of delivery to the Participant except as otherwise required by applicable law.

    7.4. TERMINATION OF EMPLOYMENT FOR RESTRICTED STOCK. Subject to the applicable provisions of the Restricted Stock Award agreement and this Plan, upon a Participant's Termination of Employment or Termination of Consultancy for any reason during the relevant Restriction Period, all Restricted Stock still subject to restriction will vest or be forfeited in accordance with the terms and conditions established by the Committee at grant or thereafter.

                                 ARTICLE VIII.
                           STOCK APPRECIATION RIGHTS

    8.1. TANDEM STOCK APPRECIATION RIGHTS. Stock Appreciation Rights may be granted in conjunction with all or part of any Stock Option (a "Reference Stock Option") granted under this Plan ("Tandem Stock Appreciation Rights"). In the case of a Non-Qualified Stock Option, such rights may be granted either at or after the time of the grant of such Reference Stock Option. In the case of an Incentive Stock Option, such rights may be granted only at the time of the grant of such Reference Stock Option. Consultants shall not be eligible for a grant of Tandem Stock Appreciation Rights granted in conjunction with all or part of an Incentive Stock Option.

    8.2. TERMS AND CONDITIONS OF TANDEM STOCK APPRECIATION RIGHTS. Tandem Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of this Plan, as shall be determined from time to time by the Committee, including Article X and the following:

        (a) TERM. A Tandem Stock Appreciation Right or applicable portion thereof granted with respect to a Reference Stock Option shall terminate and no longer be exercisable upon the termination or exercise of the Reference Stock Option, except that, unless otherwise determined by the Committee, in its sole discretion, at the time of grant, a Tandem Stock Appreciation Right granted with respect to less than the full number of shares covered by the Reference Stock Option shall not be reduced until and then only to the extent the exercise or termination of the Reference Stock Option causes the number of shares covered by the Tandem Stock Appreciation Right to exceed the number of shares remaining available and unexercised under the Reference Stock Option.

        (b) EXERCISABILITY. Tandem Stock Appreciation Rights shall be exercisable only at such time or times and to the extent that the Reference Stock Options to which they relate shall be exercisable in accordance with the provisions of Article VI and this Article VIII.

        (c) METHOD OF EXERCISE. A Tandem Stock Appreciation Right may be exercised by an optionee by surrendering the applicable portion of the Reference Stock Option. Upon such exercise and surrender, the Participant shall be entitled to receive an amount determined in the manner prescribed in this Section 8.2. Stock Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the related Tandem Stock Appreciation Rights have been exercised.

        (d) PAYMENT. Upon the exercise of a Tandem Stock Appreciation Right a Participant shall be entitled to receive up to, but no more than, an amount in cash and/or Common Stock (as chosen by the Committee in its sole discretion) equal in value to the excess of the Fair Market Value of one share of Common Stock over the option price per share specified in the Reference Stock Option multiplied by the number of shares in respect of which the Tandem Stock Appreciation Right shall have been exercised, with the Committee having the right to determine the form of payment.

        (e) DEEMED EXERCISE OF REFERENCE STOCK OPTION. Upon the exercise of a Tandem Stock Appreciation Right, the Reference Stock Option or part thereof to which such Stock Appreciation Right is related shall be deemed to have been exercised for the purpose of the limitation set forth in Article IV of the Plan on the number of shares of Common Stock to be issued under the Plan.

    8.3. NON-TANDEM STOCK APPRECIATION RIGHTS. Non-Tandem Stock Appreciation Rights may also be granted without reference to any Stock Options granted under this Plan.

    8.4.  TERMS AND CONDITIONS OF NON-TANDEM STOCK APPRECIATION
RIGHTS. Non-Tandem Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of this Plan, as shall be determined from time to time by the Committee, including Article X and the following:

        (a) TERM. The term of each Non-Tandem Stock Appreciation Right shall be fixed by the Committee, but shall not be greater than ten (10) years after the date the right is granted.

        (b) EXERCISABILITY. Non-Tandem Stock Appreciation Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at grant. If the Committee provides, in its discretion, that any such right is exercisable subject to certain limitations (including, without limitation, that it is exercisable only in installments or within certain time periods), the Committee may waive such limitation on the exercisability at any time at or after grant in whole or in part (including, without limitation, that the Committee may waive the installment exercise provisions or accelerate the time at which rights may be exercised), based on such factors, if any, as the Committee shall determine, in its sole discretion.

        (c) METHOD OF EXERCISE. Subject to whatever installment exercise and waiting period provisions apply under subsection (b) above, Non-Tandem Stock Appreciation Rights may be exercised in whole or in part at any time during the option term, by giving written notice of exercise to the Company specifying the number of Non-Tandem Stock Appreciation Rights to be exercised.

        (d) PAYMENT. Upon the exercise of a Non-Tandem Stock Appreciation Right a Participant shall be entitled to receive, for each right exercised, up to, but no more than, an amount in cash and/or Common Stock (as chosen by the Committee in its sole discretion) equal in value to the excess of the Fair Market Value of one share of Common Stock on the date the right is exercised over the Fair Market Value of one (1) share of Common Stock on the date the right was awarded to the Participant.

    8.5. LIMITED STOCK APPRECIATION RIGHTS. The Committee may, in its sole discretion, grant Tandem and Non-Tandem Stock Appreciation Rights either as a general Stock Appreciation Right or as a limited Stock Appreciation Right. Limited Stock Appreciation Rights may be exercised only upon the occurrence of a Change in Control or such other event as the Committee may, in its sole discretion, designate at the time of grant or thereafter. Upon the exercise of limited Stock Appreciation Rights, except as otherwise provided in an Award agreement, the Participant shall receive in cash or Common Stock, as determined by the Committee, an amount equal to the amount (1) set forth in Section 8.2(d) with respect to Tandem Stock Appreciation Rights or (2) set forth in
Section 8.4(d) with respect to Non-Tandem Stock Appreciation Rights.

    8.6. TERMINATION OF EMPLOYMENT. The following rules apply with regard to Stock Appreciation Rights upon the Termination of Employment or Termination of Consultancy of a Participant.

        (a) TERMINATION BY DEATH. If a Participant's Termination of Employment or Termination of Consultancy is by reason of death, any Stock Appreciation Right held by such Participant, unless otherwise determined by the Committee at grant or if no rights of the Participant's estate are reduced, thereafter, may be exercised, to the extent exercisable at the Participant's death, by the legal representative of the estate, at any time within a period of one (1) year from the date of such death or until the expiration of the stated term of such Stock Appreciation Right, whichever period is the shorter.

        (b) TERMINATION BY REASON OF DISABILITY. If a Participant's Termination of Employment or Termination of Consultancy is by reason of Disability, any Stock Appreciation Right held by such participant, unless otherwise determined by the Committee at grant or, if no rights of the Participant are reduced, thereafter, may be exercised, to the extent exercisable at the Participant's termination, by the Participant (or the legal representative of the Participant's estate if the Participant dies after termination) at any time within a period of one (1) year from the date of such termination or until the expiration of the stated term of such Stock Appreciation Right, whichever period is the shorter.

        (c) TERMINATION BY REASON OF RETIREMENT. If a Participant's Termination of Employment or Termination of Consultancy is by reason of Retirement, any Stock Appreciation Right held by such Participant, unless otherwise determined by the Committee at grant or, if no rights of the Participant are reduced, thereafter, shall be fully vested and may thereafter be exercised by the Participant at any time within a period of one (1) year from the date of such termination or until the expiration of the stated term of such right, whichever period is the shorter; provided, however, that, if the Participant dies within such one (1) year period, any unexercised Non-Tandem Stock Appreciation Right held by such Participant shall thereafter be exercisable, to the extent to which it was exercisable at the time of death, for a period of one (1) year (or such other period as the Committee may specify at grant or if no rights of the Participant are reduced, thereafter) from the date of such death or until the expiration of the stated term of such right, whichever period is the shorter.

        (d) INVOLUNTARY TERMINATION WITHOUT CAUSE OR TERMINATION FOR GOOD REASON. If a Participant's Termination of Employment or Termination of Consultancy is by involuntary termination without Cause or for Good Reason, any Stock Appreciation Right held by such participant, unless otherwise determined by the Committee at grant or if no rights of the participant are reduced, thereafter, may be exercised, to the extent exercisable at termination, by the Participant at any time within a period of ninety
    (90) days from the date of such termination or until the expiration of the stated term of such right, whichever period is shorter.

        (e) TERMINATION WITHOUT GOOD REASON. If a Participant's Termination of Employment or Termination of Consultancy is voluntary but without Good Reason and occurs prior to, or more than ninety (90) days after, the occurrence of an event which would be grounds for Termination of Employment by the Company for Cause (without regard to any notice or cure period requirements), any Stock Appreciation Right held by such Participant, unless greater or lesser exercise rights are provided by the Committee at the time of grant or, if no rights of the participant are reduced, thereafter, may be exercised, to the extent exercisable at termination, by the Participant at any time within a period of thirty (30) days from the date of such termination, but in no event beyond the expiration of the stated term of such Stock Appreciation Right.

        (f) OTHER TERMINATION. Unless otherwise determined by the Committee at grant, or, if no rights of the Participant are reduced thereafter, if a Participant's Termination of Employment or Termination of Consultancy is for any reason other than death, Disability, Retirement, Good

    Reason, involuntary termination without Cause or voluntary termination as provided in subsection (e) above, any Stock Appreciation Right held by such Participant shall thereupon terminate or expire as of the date of termination, provided, that (unless the Committee determines a different period upon grant, or, if no rights of the Participant are reduced, thereafter) in the event the termination is for Cause or is a voluntary termination as provided in subsection (e) above, within ninety (90) days after occurrence of an event which would be grounds for Termination of Employment or Termination of Consultancy by the Company for Cause (without regard to any notice or cure period requirement), any Stock Appreciation Right held by the Participant at the time of the occurrence of the event which would be grounds for Termination of Employment or Termination of Consultancy by the Company for Cause shall be deemed to have terminated and expired upon occurrence of the event which would be grounds for Termination of Employment or Termination of Consultancy by the Company for Cause.

                                  ARTICLE IX.
                   NON-EMPLOYEE DIRECTOR STOCK OPTION GRANTS

    9.1. OPTIONS. The terms of this Article IX shall apply only to Options granted to non-employee directors.

    9.2. GRANTS. Without further action by the Board or the stockholders of the Company, each non-employee director who is not an affiliate of dELiA*s Inc. (so long as dELiA*s Inc. beneficially owns at least 20% of the Company's outstanding voting stock) elected subsequent to the Effective Date shall subject to the terms of the Plan, be granted Options to purchase 50,000 shares of Common Stock upon the date the non-employee director begins service as a director on the Board.

    9.3.  NON-QUALIFIED STOCK OPTIONS.  Stock Options granted under this
Article IX shall be Non-Qualified Stock Options.

    9.4. TERMS OF OPTIONS. Options granted under this Article shall be subject to the following terms and conditions and shall be in such form and contain such additional terms and conditions, not inconsistent with terms of this Plan, as the Committee shall deem desirable:

        (a) OPTION PRICE. In the case of non-employee directors who begin service on the Board prior to the effectiveness of the Company's registration statement relating to its initial public offering, the purchase price per share deliverable upon the exercise of an Option granted pursuant to Section 9.2(a) shall be the initial public offering price to the public in such offering. In the case of non-employee directors who begin service on the Board subsequent to the effectiveness of the Company's registration statement relating to its initial public offering, the purchase price per share deliverable upon the exercise of an Option granted pursuant to
    Section 9.2(a) shall be 100% of the Fair Market Value of such Common Stock at the time of the grant of the Option, or the par value of the Common Stock, whichever is greater.

        (b) EXERCISABILITY. Except as otherwise provided herein, twelve and one-half percent (12.5%) of any Option granted under this Article IX shall be exercisable on or after each of the eight six-month anniversaries following the date of grant. All Options shall fully vest upon a Change in Control.

        (c) METHOD FOR EXERCISE. A non-employee director electing to exercise one or more Options shall give written notice of exercise to the Company specifying the number of shares to be purchased. Common Stock purchased pursuant to the exercise of Options shall be paid for at the time of exercise in cash or by delivery of unencumbered Common Stock owned by the non-employee director or a combination thereof or by such other method as approved by the Board.

        (d) OPTION TERM. Except as otherwise provided herein, if not previously exercised each Option shall expire upon the tenth anniversary of the date of the grant thereof.

    9.5. TERMINATION OF DIRECTORSHIP. The following rules apply with regard to Options upon the Termination of Directorship:

        (a) DEATH, DISABILITY OR OTHERWISE CEASING TO BE A DIRECTOR OTHER THAN FOR CAUSE. Except as otherwise provided herein, upon the Termination of Directorship, on account of Disability, death, Retirement, resignation, failure to stand for reelection or failure to be reelected or otherwise other than as set forth in (b) below, all outstanding Options then exercisable and not exercised by the Participant prior to such Termination of Directorship shall remain exercisable, to the extent exercisable at the Termination of Directorship, by the Participant or, in the case of death, by the Participant's estate or by the person given authority to exercise such Options by his or her will or by operation of law, for the remainder of the stated term of such Options.

        (b) CAUSE. Upon removal, failure to stand for reelection or failure to be renominated for Cause, or if the Company obtains or discovers information after Termination of Directorship that such Participant had engaged in conduct that would have justified a removal for Cause during such directorship, all outstanding Options of such Participant shall immediately terminate and shall be null and void.

        (c) CANCELLATION OF OPTIONS. No Options that were not exercisable during the period such person serves as a director shall thereafter become exercisable upon a Termination of Directorship for any reason or no reason whatsoever, and such Options shall terminate and become null and void upon a Termination of Directorship.

    9.6. CHANGES. (a) The Awards to a non-employee director shall be subject to Sections 4.2(a), (b) and (c) of the Plan and this Section 9.6, but shall not be subject to Section 4.2(d).

        (b) If the Company shall not be the surviving corporation in any merger or consolidation, or if the Company is to be dissolved or liquidated, then, unless the surviving corporation assumes the Options or substitutes new Options which are determined by the Board in its sole discretion to be substantially similar in nature and equivalent in terms and value for Options then outstanding, upon the effective date of such merger, consolidation, liquidation or dissolution, any unexercised Options shall expire without additional compensation to the holder thereof; provided, that, the Committee shall deliver notice to each non-employee director at least twenty (20) days prior to the date of consummation of such merger, consolidation, dissolution or liquidation which would result in the expiration of the Options and during the period from the date on which such notice of termination is delivered to the consummation of the merger, consolidation, dissolution or liquidation, such Participant shall have the right to exercise in full effective as of such consummation all Options that are then outstanding (without regard to limitations on exercise otherwise contained in the Options) but contingent on occurrence of the merger, consolidation, dissolution or liquidation, and, provided that, if the contemplated transaction does not take place within a ninety (90) day period after giving such notice for any reason whatsoever, the notice, accelerated vesting and exercise shall be null and void and, if and when appropriate, new notice shall be given as aforesaid.

                                   ARTICLE X.
                              NON-TRANSFERABILITY

    No Stock Option or Stock Appreciation Right shall be Transferable by the Participant otherwise than by will or by the laws of descent and distribution. All Stock Options and all Stock Appreciation Rights shall be exercisable, during the Participant's lifetime, only by the Participant. Tandem Stock Appreciation Rights shall be Transferable, to the extent permitted above, only with the underlying Stock Option. Shares of Restricted Stock under Article VII may not be Transferred prior to the date on which shares are issued, or, if later, the date on which any applicable restriction lapses. No Award shall, except as otherwise specifically provided by law or herein, be Transferable in any manner, and any attempt to Transfer any such Award shall be void, and no such Award shall in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such Award, nor shall it be subject to attachment or legal process for or against such person.

                                  ARTICLE XI.
                          CHANGE IN CONTROL PROVISIONS

    11.1. BENEFITS. In the event of a Change in Control of the Company (as defined below), except as otherwise provided by the Committee upon the grant of an Award, the Participant shall be entitled to the following benefits:

        (a) Subject to paragraph (c) below with regard to Options granted to Eligible Employees and Consultants, all outstanding Options and the related Tandem Stock Appreciation Rights and Non-Tandem Stock Appreciation Rights of such Participant granted prior to the Change in Control shall be fully vested and immediately exercisable in their entirety. The Committee, in its sole discretion, may provide for the purchase of any such Stock Options by the Company for an amount of cash equal to the excess of the Change in Control price (as defined below) of the shares of Common Stock covered by such Stock Options, over the aggregate exercise price of such Stock Options. For purposes of this Section 11.1, Change in Control price shall mean the higher of (i) the highest price per share of Common Stock paid in any transaction related to a Change in Control of the Company, or (ii) the highest Fair Market Value per share of Common Stock at any time during the sixty (60) day period preceding a Change in Control.

        (b) The restrictions to which any shares of Restricted Stock of such Participant granted prior to the Change in Control are subject shall lapse as if the applicable Restriction Period had ended upon such Change in Control.

        (c) Notwithstanding anything to the contrary herein, unless the Committee provides otherwise at the time an Option is granted to an Eligible Employee or Consultant hereunder or thereafter, no acceleration of exercisability shall occur with respect to such Option if the Committee reasonably determines in good faith, prior to the occurrence of the Change in Control, that the Options shall be honored or assumed, or new rights substituted therefor (each such honored, assumed or substituted option hereinafter called an "Alternative Option"), by a Participant's employer (or the parent or a subsidiary of such employer) immediately following the Change in Control, provided that any such Alternative Option must meet the following criteria:

           (i) the Alternative Option must be based on stock which is traded on an established securities market, or which will be so traded within thirty (30) days of the Change in Control;

           (ii) the Alternative Option must provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Option, including, but not limited to, an identical or better exercise schedule; and

           (iii) the Alternative Option must have economic value substantially equivalent to the value of such Option (determined at the time of the Change in Control).

    For purposes of Incentive Stock Options, any assumed or substituted Option shall comply with the requirements of Treasury regulation Section 1.425-1 (and any amendments thereto).

        (d) Notwithstanding anything else herein, the Committee may, in its sole discretion, provide for accelerated vesting of an Award (other than a grant to a non-employee director pursuant to Article IX hereof), upon a Termination of Employment during the Pre-Change in Control Period. Unless otherwise determined by the Committee, the Pre-Change in Control Period shall be the one hundred eighty (180) day period prior to a Change in Control.

    11.2. CHANGE IN CONTROL. A "Change in Control" shall be deemed to have occurred:

        (a) upon any "person" as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, dELiA*s Inc., any trustee or other fiduciary holding securities under any employee benefit plan of the Company, any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Common Stock of the Company, or as a group or individually Stephen I. Kahn, his spouse and their issue and any trusts for the benefit of any of them), becoming the owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities (including, without limitation, securities owned at the time of any increase in ownership);

        (b) a change in the composition of the Board of Directors of the Company such that the individuals who, as of the date hereof, comprise the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, for purposes of this subsection that any individual who becomes a member of an Incumbent Board subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved in advance or contemporaneously with such election by a vote of at least a majority of those individuals who are members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; but, provided further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors of the Company or actual or threatened tender offer for shares of the Company or similar transaction or other contest for corporate control (other than a tender offer by the Company) shall not be so considered as a member of the Incumbent Board; or

        (c) upon the merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person (other than those covered by the exceptions in (a) above) acquires more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities shall not constitute a Change in Control of the Company; or

        (d) upon the stockholder's of the Company approval of a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets other than the sale of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, at least fifty percent (50%) or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale.

                                  ARTICLE XII.
                      TERMINATION OR AMENDMENT OF THE PLAN

    12.1. TERMINATION OR AMENDMENT. Notwithstanding any other provision of this Plan, the Board may at any time, and from time to time, amend, in whole or in part, any or all of the provisions of the Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided herein, the rights of a Participant with respect to Awards granted prior to such amendment, suspension or termination, may not be impaired without the consent of such Participant and, provided further, without the approval of the stockholders of the Company, if and to the extent required by the applicable provisions of Rule 16b-3 or, if and to the extent required, under the applicable provisions of Section 162(m) of the Code, or with regard to Incentive Stock Options, Section 422 of the Code, no amendment may be made which would
(i) increase the aggregate number of shares of Common Stock that may be issued under this Plan; (ii) increase the maximum individual Participant limitations for a fiscal year under Section 4.1(b); (iii) change the classification of employees, Consultants and non-employee directors eligible to receive Awards under this Plan; (iv) decrease the minimum option price of any Stock Option;
(v) extend the maximum option period under Section 6.3; (vi) change any rights under the Plan with regard to non-employee directors; or (vii) require stockholder approval in order for the Plan to continue to comply with the applicable provisions, if any, of Rule 16b-3, Section 162(m) of the Code or, with regard to Incentive Stock Options, Section 422 of the Code. In no event may the Plan be amended without the approval of the stockholders of the Company in accordance with the applicable laws or other requirements to increase the aggregate number of shares of Common Stock that may be issued under the Plan, decrease the minimum option price of any Stock Option, or to make any other amendment that would require stockholder approval under the rules of any exchange or system on which the Company's securities are listed or traded at the request of the Company.

    Except with respect to the award of Stock Options to non-employee directors under Article IX, the Committee may amend the terms of any Award theretofore granted, prospectively or retroactively, but, subject to Article IV above or as otherwise specifically provided herein, no such amendment or other action by the Committee shall impair the rights of any holder without the holder's consent.

                                 ARTICLE XIII.
                                 UNFUNDED PLAN

    13.1. UNFUNDED STATUS OF PLAN. This Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments as to which a Participant has a fixed and vested interest but which are not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

                                  ARTICLE XIV.
                               GENERAL PROVISIONS

    14.1. LEGEND. The Committee may require each person receiving shares pursuant to an Award under the Plan to represent to and agree with the Company in writing that the Participant is acquiring the shares without a view to distribution thereof. In addition to any legend required by this Plan, the certificates for such shares may include any legend which the Committee deems appropriate to reflect any restrictions on Transfer.

    All certificates for shares of Common Stock delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Common Stock is then listed or any national securities association system upon whose system the Common Stock is then quoted, any applicable Federal or state securities law, and any applicable corporate law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

    14.2. OTHER PLANS. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

    14.3. NO RIGHT TO EMPLOYMENT/CONSULTANCY/DIRECTORSHIP. Neither this Plan nor the grant of any Award hereunder shall give any Participant or other employee any right with respect to continuance of employment or consultancy by the Company or any Subsidiary, nor shall they be a limitation in any way on the right of the Company or any Subsidiary by which an employee is employed or a Consultant is retained to terminate his employment or consultancy, as applicable, at any time. Neither this Plan nor the grant of any Award hereunder shall impose any obligations on the Company to retain any Participant as a director nor shall it impose on the part of any Participant any obligation to remain as a director of the Company.

    14.4. WITHHOLDING OF TAXES. The Company shall have the right to deduct from any payment to be made to a Participant, or to otherwise require, prior to the issuance or delivery of any shares of Common Stock or the payment of any cash hereunder, payment by the Participant of, any Federal, state or local taxes required by law to be withheld. Upon the vesting of Restricted Stock, or upon making an election under Code Section 83(b), a Participant shall pay all required withholding to the Company.

    The Committee may permit, as it decides to approve in its sole discretion, any such withholding obligation with regard to any Participant to be satisfied by reducing the number of shares of Common Stock otherwise deliverable or by delivering shares of Common Stock already owned. Any fraction of a share of Common Stock required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash by the Participant.

    14.5.  LISTING AND OTHER CONDITIONS.

        (a) If the Common Stock becomes listed on a national securities exchange or system sponsored by a national securities association, the issue of any shares of Common Stock pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system. The Company shall have no obligation to issue such shares unless and until such shares are so listed, and the right to exercise any Option with respect to such shares shall be suspended until such listing has been effected.

        (b) If at any time counsel to the Company shall be of the opinion that any sale or delivery of shares of Common Stock pursuant to an Award is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Company under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act of 1933, as amended, or otherwise with respect to shares of Common Stock or Awards, and the right to exercise any Option shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company.

        (c) Upon termination of any period of suspension under this
    Section 14.5, any Award affected by such suspension which shall not then have expired or terminated shall be reinstated as to all shares available before such suspension and as to shares which would otherwise have become available during the period of such suspension, but no such suspension shall extend the term of any Option.

    14.6. GOVERNING LAW. This Plan shall be governed and construed in accordance with the laws of the State of Delaware (regardless of the law that might otherwise govern under applicable Delaware principles of conflict of laws).

    14.7. CONSTRUCTION. Wherever any words are used in this Plan in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever any words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

    14.8. OTHER BENEFITS. No Award payment under this Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its subsidiaries nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

    14.9. COSTS. The Company shall bear all expenses included in administering this Plan, including expenses of issuing Common Stock pursuant to any Awards hereunder.

    14.10. NO RIGHT TO SAME BENEFITS. The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

    14.11. DEATH/DISABILITY. The Committee may in its discretion require the transferee of a Participant to supply it with written notice of the Participant's death or Disability and to supply it with a copy of the will (in the case of the Participant's death) or such other evidence as the Committee deems necessary to establish the validity of the transfer of an Award. The Committee may also require that the agreement of the transferee to be bound by all of the terms and conditions of the Plan.

    14.12. SECTION 16(B) OF THE EXCHANGE ACT. All elections and transactions under the Plan by persons subject to Section 16 of the Exchange Act involving shares of Common Stock are intended to comply with any applicable condition under Rule 16b-3. The Committee may establish and adopt written administrative guidelines, designed to facilitate compliance with Section 16(b) of the Exchange Act, as it may deem necessary or proper for the administration and operation of the Plan and the transaction of business thereunder.

    14.13. SEVERABILITY OF PROVISIONS. If any provision of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Plan shall be construed and enforced as if such provisions had not been included.

    14.14. HEADINGS AND CAPTIONS. The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.

                                  ARTICLE XV.
                                  TERM OF PLAN

    No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the earlier of the date the Plan is adopted or the date of stockholder approval, but Awards granted prior to such tenth anniversary may extend beyond that date.

                                  ARTICLE XVI.
                                  NAME OF PLAN

    This Plan shall be known as the iTurf Inc. 1999 Stock Incentive Plan.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

    As permitted by the Delaware General Corporation Law, the registrant's restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit.

    As permitted by the Delaware General Corporation Law, the bylaws of the registrant provide that (i) the registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (ii) the registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, and (iv) the rights conferred in the bylaws are not exclusive.

    Except as disclosed in the Joint Proxy Statement/Prospectus, at present, there is no pending litigation or proceeding involving a director, officer or employee of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

    The indemnification provisions in the registrant's restated certificate of incorporation and in its bylaws may be sufficiently broad to permit indemnification of the registrant's directors and executive officers for liabilities arising under the Securities Act.

    The registrant has obtained directors' and officers' insurance providing indemnification for iTurf's directors and officers.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENTS

    a.  Exhibits

    The exhibits to the registration statement are listed in the Exhibit Index and are incorporated herein by reference.

    b.  Reports, Opinions or Appraisals

    Opinion of U.S. Bancorp Piper Jaffray (included as Annex C to the Joint Proxy Statement/ Prospectus) and opinion of Salomon Smith Barney (included as Annex D to the Joint Proxy Statement/ Prospectus).

ITEM 22.  UNDERTAKINGS

    (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed to be underwriters, in addition to the information called for by the other items of the applicable form.

    (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 (the "Act") and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Joint Proxy Statement/Prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (4) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    (5) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on October 13, 2000.


                                                       ITURF INC.

                                                       By:  /s/ STEPHEN I. KAHN
                                                            -----------------------------------------
                                                            Stephen I. Kahn
                                                            CHAIRMAN OF THE BOARD,
                                                            CHIEF EXECUTIVE OFFICER AND PRESIDENT


    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                                                       Chairman of the Board, Chief
                 /s/ STEPHEN I. KAHN                     Executive Officer and
     -------------------------------------------         President (principal         October 13, 2000
                   Stephen I. Kahn                       executive officer)

                                                       Chief Financial Officer and
                /s/ DENNIS GOLDSTEIN                     Treasurer (principal
     -------------------------------------------         financial and accounting     October 13, 2000
                  Dennis Goldstein                       officer)

                          *                            Director
     -------------------------------------------                                      October 13, 2000
                Christopher C. Edgar

                          *                            Director
     -------------------------------------------                                      October 13, 2000
                   Evan Guillemin

                          *                            Director
     -------------------------------------------                                      October 13, 2000
                   Thomas R. Evans

                          *                            Director
     -------------------------------------------                                      October 13, 2000
                    Bruce Nelson

                          *                            Director
     -------------------------------------------                                      October 13, 2000
                   Timothy U. Nye

                          *                            Director
     -------------------------------------------                                      October 13, 2000
                  Douglas R. Platt

                          *                            Director
     -------------------------------------------                                      October 13, 2000
                  Beth Vanderslice



*By:                   /s/ STEPHEN I. KAHN
             --------------------------------------
                         Stephen I. Kahn
                        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT NO.                                                DESCRIPTION
-----------                                                -----------
         2.1                   --  Agreement and Plan of Merger, dated as of August 16, 2000, among iTurf Inc. ("iTurf" or the "Registrant"), iTurf
                                   Breakfast Corp. and dELiA*s Inc. ("dELiA*s") (included as
                                   Annex A to the Joint Proxy Statement/Prospectus which forms a part of this Registration Statement).
         2.2                   --  Amendment No. 1 to Agreement and Plan of Merger, dated as of
                                   October 12, 2000, among iTurf, iTurf Breakfast Corp. and
                                   dELiA*s (included as Annex A-1 to the Joint Proxy
                                   Statement/Prospectus which forms a part of this Registration
                                   Statement).

         3.1                   --  Restated Certificate of Incorporation of the Registrant
                                   (incorporated by reference to Exhibit 3.1 to the
                                   Registrant's Registration Statement on Form S-1
                                   (Registration No. 333-71123)).

         3.2                   --  Second Restated Certificate of Incorporation of the
                                   Registrant (included as Annex B to the Joint Proxy
                                   Statement/Prospectus which forms a part of this Registration
                                   Statement).

         3.3                   --  By-laws of the Registrant (incorporated by reference to
                                   Exhibit 3.2 to the Registrant's Registration Statement on
                                   Form S-1 (Registration No. 333-71123)).

         5.1                   --  Opinion of Proskauer Rose LLP regarding the legality of the
                                   Class A common stock being registered hereby.

         8.1                   --  Opinion of Proskauer Rose LLP regarding the federal tax consequences of the merger.

        10.1                   --  1999 Amended and Restated Stock Incentive Plan, as proposed to be amended (included as Annex E to the Joint Proxy
                                   Statement/Prospectus which forms a part of this Registration
                                   Statement).

        10.2                   --  Form of Intercompany Services Agreement (incorporated by reference to Exhibit 10.1 to the iTurf Inc. Registration
                                   Statement on Form S-1 (Registration No. 333-71123)).

        10.3                   --  Form of Trademark License and Customer List Agreement
                                   (incorporated by reference to Exhibit 10.2 to the iTurf Inc.
                                   Registration Statement on Form S-1 (Registration
                                   No. 333-71123)).

        10.4                   --  Form of Intercompany Indemnification Agreement (incorporated by reference to Exhibit 10.3 to the iTurf Inc. Registration
                                   Statement on Form S-1 (Registration No. 333-71123)).

        10.5                   --  Form of Tax Allocation Agreement (incorporated by reference to Exhibit 10.4 to the iTurf Inc. Registration Statement on
                                   Form S-1 (Registration No. 333-71123)).

        10.6                   --  Form of iTurf Common Stock Registration Rights Agreement
                                   (incorporated by reference to Exhibit 10.5 to the iTurf Inc.
                                   Registration Statement on Form S-1 (Registration No.
                                   333-71123)).

        10.7                   --  Form of dELiA*s Common Stock Registration Rights Agreement
                                   (incorporated by reference to Exhibit 10.6 to the iTurf Inc.
                                   Registration Statement on Form S-1 (Registration No.
                                   333-71123)).

        10.8                   --  Form of Customer Service Agreement (incorporated by
                                   reference to Exhibit 10.7 to the iTurf Inc. Registration
                                   Statement on Form S-1 (Registration No. 333-71123)).

EXHIBIT NO.                                                DESCRIPTION
-----------                                                -----------
        10.9                   --  Form of Letter Agreement between dELiA*s and iTurf
                                   (regarding a sale of control by dELiA*s) (incorporated by
                                   reference to Exhibit 10.8 to the iTurf Inc. Registration
                                   Statement on Form S-1 (Registration No. 333-71123)).

        10.10                  --  Employment Agreement between iTurf and Stephen I. Kahn
                                   (incorporated by reference to Exhibit 10.10 to the iTurf
                                   Inc. Registration Statement on Form S-1 (Registration No.
                                   333-71123)).

        10.11                  --  Employment Agreement between iTurf and Alex S. Navarro
                                   (incorporated by reference to Exhibit 10.11 to the iTurf
                                   Inc. Registration Statement on Form S-1 (Registration No.
                                   333-71123)).

        10.12                  --  Employment Agreement between iTurf and Oliver Sharp
                                   (incorporated by reference to Exhibit 10.12 to the iTurf
                                   Inc. Registration Statement on Form S-1 (Registration No.
                                   333-71123)).

        10.13                  --  Employment Agreement between iTurf and Dennis Goldstein
                                   (incorporated by reference to Exhibit 10.13 to the iTurf
                                   Inc. Registration Statement on Form S-1 (Registration No.
                                   333-71123)).

        10.14                  --  [omitted]

        10.15                  --  [omitted]

        10.16                  --  Advertising Agreement between iTurf and America
                                   Online, Inc., dated May 4, 1999 (incorporated by reference to Exhibit 10.16 to the iTurf Inc. Quarterly Report on
                                   Form 10-Q for the fiscal quarter ended May 1, 1999).**

        10.17                  --  Online Advertising Authorized Reseller Agreement between
                                   iTurf, T@ponline and MarketSource Corporation, dated
                                   September 1, 1999 (incorporated by reference to Exhibit 99.1 to the iTurf Inc. Current Report on Form 8-K dated
                                   September 7, 1999).

        10.18                  --  Offline Advertising Purchase Agreement between iTurf and
                                   MarketSource Corporation, dated September 1, 1999
                                   (incorporated by reference to Exhibit 99.2 to the iTurf Inc.
                                   Current Report on Form 8-K dated September 7, 1999).

        10.19                  --  [omitted]

        10.20                  --  Lease Agreement dated January 30, 2000 by and between iTurf and the State-Whitehall Company (incorporated by reference to Exhibit 10.20 to the iTurf Inc. Annual Report on
                                   Form 10-K for the fiscal year ended January 29, 2000).

        10.21                  --  Registration Rights Agreement dated February 15, 2000 by and between iTurf and former stockholders of TheSpark.com Inc.
                                   (incorporated by reference to Exhibit 10.21 to the iTurf
                                   Inc. Annual Report on Form 10-K for the fiscal year ended
                                   January 29, 2000).

        21.1*                  --  Subsidiaries of the Registrant.

        23.1                   --  Consent of Ernst & Young LLP, independent auditors, with respect to financial statements of the Registrant.

        23.2                   --  Consent of Ernst & Young LLP, independent auditors, with respect to financial statements of dELiA*s Inc.

        23.3                   --  Consent of Deloitte & Touche LLP, independent auditors, with respect to financial statements of dELiA*s Inc.

        23.4                   --  Consent of Proskauer Rose LLP (included in Exhibit 5.1).

        23.5*                  --  Consent of U.S. Bancorp Piper Jaffray.

EXHIBIT NO.                                                DESCRIPTION
-----------                                                -----------
        23.6*                  --  Consent of Salomon Smith Barney.

        24.1*                  --  Power of Attorney.

        99.1                   --  Opinion of U.S. Bancorp Piper Jaffray (included as Annex C to the Joint Proxy Statement/Prospectus which forms a part of this Registration Statement).

        99.2                   --  Opinion of Salomon Smith Barney (included as Annex D to the
                                   Joint Proxy Statement/Prospectus which forms a part of this
                                   Registration Statement).

        99.3                   --  Form of iTurf Proxy.

        99.4                   --  Form of dELiA*s Proxy.


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*   Previously filed.


** Confidential treatment granted as to certain portions, which portions have been omitted and filed separately with the SEC.